Form 20-F
period 2023-12-31
LOBO EV TECHNOLOGIES LTD
filed 2024-04-30
CIK 1932072

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF

1934

Date of event requiring this shell company report……………….

Commission File Number: 001-41981

LOBO EV TECHNOLOGIES LTD.

(Exact name of Registrant as specified in its charter)

Not applicable	British Virgin Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd

Xinwu District, Wuxi, Jiangsu

People’s Republic of China, 214111

(Address of Principal Executive Offices)

Mr. Huajian Xu, Chief Executive Officer

Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd

Xinwu District, Wuxi, Jiangsu

People’s Republic of China, 214111

Tel: + 86 510 88584252

Email: xuhuajian@loboai.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, par value $0.001 per share	LOBO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,780,000 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F (including information incorporated by reference herein, the “Report”) is being filed by LOBO EV TECHNOLOGIES LTD., a British Virgin Islands business company. Unless otherwise indicated, “we,” “us,” “our,” “LOBO,” the “Group” and similar terminology refer to LOBO EV TECHNOLOGIES LTD. and its subsidiaries.

Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward- looking. Forward-looking statements in this Report may include, for example, statements about:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract customers and dealers and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in the e-bikes, e-tricycles, and electric four-wheeled carts; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements.

This Report also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.

ii

INTRODUCTION

We are a holding company primarily operating in China through our subsidiary, Environmental Solutions (Asia) Pte. Ltd. (“ESA”). Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours” and “LOBO” refer to LOBO EV TECHNOLOGIES LTD., a British Virgin Islands business company, and its subsidiaries.

Our consolidated financial statements are presented in U.S. dollars. All references in this annual report to “$,” “U.S. $,” “U.S. dollars” and “dollars” mean U.S. dollars, unless otherwise noted.

Unless otherwise indicated or the context requires otherwise, the terms “we,” “us,” “our Company,” “our,” “the Company” and “LOBO EV” refer to LOBO EV Technologies Ltd., a British Virgin Islands company. In addition, in this annual report:

●	“3C” refers to China Compulsory Certification;

●	“Beijing LOBO” refers to Beijing LOBO Intelligent Machine Co., Ltd., a wholly-owned subsidiary of Jiangsu LOBO;

●	“BVI Act” refers to the BVI Business Companies Act, 2004, as amended;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan for the purposes of this annual report only;
●	“EV” or “EVs” refers to two-wheeled electric vehicles, three-wheeled electric vehicles and off-highway four-wheeled electric shuttles;

●	“e” refers to electric. All of our products are driven by electric power whether labeled “e” or not;

●	“E-bicycle” refers to the new national standard electric two-wheeled vehicle which conforms to the Safety Technical Specification for Electric Bicycle (GB 17761-2018);

●	“E-moped” refers to the electric two-wheeled vehicle which conforms to the General specifications for electric motorcycles and electric mopeds (GB/T 24158-2018);

●	“E-motorcycle” refers to the electric two-wheeled vehicle which conforms to the General specifications for electric motorcycles and electric mopeds (GB/T 24158-2018);

●	“Guangzhou LOBO” refers to Guangzhou LOBO Intelligent Technologies Co. Ltd., a wholly-owned subsidiary of Jiangsu LOBO;

●	“Jiangsu WFOE” or “Jiangsu LOBO” refers to Jiangsu LOBO Electric Vehicle Co. Ltd., a wholly-owned subsidiary of LOBO HK;

●	“LOBO HK” refers to LOBO Holdings Ltd., a wholly-owned subsidiary of LOBO EV Technologies Ltd.;

●	“RMB” or “Chinese Yuan” refers to the legal currency of China;

●	“shares”, “Shares” or “Ordinary Shares” refer to the Ordinary Shares of LOBO EV Technologies Ltd., par value $0.001 per share;

●	“Tianjin LOBO” refers to Tianjin LOBO Intelligent Robot Co., Ltd., a wholly-owned subsidiary of Beijing LOBO;

●	“Tianjin Bibosch” refers to Tianjin Bibosch Intelligent Technologies Co., Ltd., a wholly-owned subsidiary of Beijing LOBO;

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States; and.

●	“Wuxi Jinbang” refers to Wuxi Jinbang Electric Vehicle Manufacture Co., Ltd, an 85%-owned subsidiary of Beijing LOBO;

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We may incur losses in the future.

We had net income of $986,471 and $1,115,260 for the fiscal years ended December 31, 2023 and 2022, respectively. Despite generating net income in the last two fiscal years, we anticipate that our operating expenses, together with the increased general administrative expenses of a growing public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our product offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

Our success is dependent on our continued innovation and successful launches of new products and services, and we may not be able to anticipate or make timely responses to changes in the preferences of consumers.

The success of our operations depends on our ability to introduce new or enhanced e-bicycles, e-mopeds, e-tricycles, e-carts, and other new products. Consumer preferences differ across and within each of the regions in which we operate or plan to operate and may shift over time in response to changes in demographic and social trends, economic circumstances and the marketing efforts of our competitors. There can be no assurance that our existing products will continue to be favored by consumers or that we will be able to anticipate or respond to changes in consumer preferences in a timely manner. Our failure to anticipate, identify or react to these particular preferences could adversely affect our sales performance and our profitability. In addition, demand for many of our products, including accessories, are closely linked to customers’ purchasing power and disposable income levels, which may be adversely affected by unfavorable economic developments in the regions in which we operate.

We devote significant resources to product development and extensions. However, we may not be successful in developing innovative new products, and our new products may not be commercially successful. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop and manufacture new or improved e-bicycles, e-mopeds, e-tricycles, e-carts in these changing markets, our financial results and our competitive position may suffer. Moreover, there are inherent market risks associated with new product introductions, including uncertainties about marketing and consumer preference, and there can be no assurance that we will be successful in introducing new products. We may expend substantial resources developing and marketing new products that may not achieve expected sales levels.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2023, and 2022, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (1) we did not maintain proper accounting records and supporting document related to property, plant and equipment, and common stock transactions ; and (2) we had insufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements. We do not expect that our internal control over financial reporting and disclosure controls will prevent all error and all fraud. We will continue to take measures to remediate the material weakness in the future. However, we cannot be certain that these measures will successfully remediate the material weakness or that other material weaknesses will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our Ordinary Shares to decline. In addition, it could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. Because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

We do not have a long history of running as an integrated group. Our limited operating history running as an integrated group in the industry may not provide an adequate basis to predict our future prospects and results of operations for this segment, and may increase the risk of your investment.

Our Company was incorporated recently in October 2021, and we acquired Jiangsu LOBO, including its subsidiaries, on April 8, 2022. While Wuxi Jinbang, one of our subsidiaries, has started operations since 2002 and was acquired by LOBO Beijing in 2019, we do not have a long history of running as an integrated group with standardized policies and procedures and on which our past performance may be predicted. Potential customers may not be familiar with our market and may have difficulty distinguishing our products and services from those of our competitors. Convincing potential target customers of the value of our products and services is critical to increasing the volume of sales and the success of our business. If we fail to promote or advertise the value of our products and services to our potential target customers, if the market for our services does not develop as we expect, or if we fail to address the needs of our target market in China or elsewhere, our business and results of operations will be harmed.

You should consider our business and future prospects in light of the risks and challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

●	produce safe, reliable and quality e-bicycles, e-mopeds, e-tricycles, and e-carts, and solution development for automotive electronics;

●	build a well-recognized brand;

●	establish and expand our customer base, including foreign customers;

●	improve and maintain our operational efficiency;

●	maintain a reliable, secure, high-performance and scalable technology infrastructure;

●	attract, retain and motivate talented employees;

●	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;

●	navigate an evolving and complex regulatory environment; and

●	identify suitable facilities to expand manufacturing capacity.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

We have limited experience to date in high volume manufacturing of our products. We cannot assure you that we will be able to develop or ensure efficient, automated, low-cost manufacturing capability and processes, and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes required to successfully mass-market our currently available and future products. We may not be able to achieve similar results or grow at the same rate as we had in the past. As our business grows, we may adjust our product and service offerings. These adjustments may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations.

In addition, our growth and expansion have placed, and continue to place, a significant strain on our management and resources. This level of significant growth may not be sustainable or achievable at all in the future. We believe that our continued growth will depend on many factors, including continued launch of new products, effective marketing, successful entry into other overseas market and operating efficiency. We cannot assure you that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.

We face intense market competition. If we fail to develop and introduce new models, and solutions development for automotive electronics in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenues may be materially and adversely affected.

As a new player in the e-bicycles, e-tricycles, e-carts, and solutions development for automotive electronics, we face intense competition from current industry leaders. The introduction of new products is subject to risks and uncertainties. Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of our new products. Moreover, we cannot assure you that any of these new products will match the quality or popularity of those developed by our competitors, and achieve widespread market acceptance or generate the desired level of income for our customers.

Meanwhile, offering new products requires us to make investments in research and development, recruit and train additional qualified workers, and increase marketing efforts. In addition, some manufactures, including the large companies in this industry, like AIMA Technology Group Co., LTD and Yadea Group Holdings Ltd., have developed low-end and low-cost models which are sold at approximately RMB1,000 per two-wheel electric vehicle (without battery). Since most of the low-speed two-wheel EV users are low-income workers in China, we may encounter difficulties with the creation of the new products and in offering new products, we may face new risks and challenges that we are not familiar with. Furthermore, we may experience difficulties in recruiting or otherwise identifying qualified workers to develop the electric vehicles or solutions to address the new demand of potential customers. If we are unable to offer new products in a timely and cost-effective manner, our business, results of operations and financial condition could be adversely affected.

If we fail to adopt new technologies or adapt our e-bicycles, e-mopeds, e-tricycles, and off-highway four-wheeled electric shuttles and solutions development for automotive electronics to changing customer requirements or the industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our products. The production cycle of e-bicycles, e-mopeds, e-tricycles, and off-highway four-wheeled electric shuttles, from research and development stage to implementation stage takes one to two months. The changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and products obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and new industry standards and practices in a cost-effective and timely way. The development of our products, and solutions development for automotive electronics or other proprietary technology entails significant technical and business risks. We may not be able to use new technologies effectively or adapt our proprietary technologies to meet customer requirements or new industry standards. If we are unable to adapt in a cost-effective and timely manner a response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

If we fail to adopt new technologies or adapt our e-bicycles, e-mopeds, e-tricycles, e-carts, and solutions development for automotive electronics to changing customer requirements or the industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our products. The production cycle of e-bicycles, e-mopeds, e-tricycles, and e-carts, from research and development stage to implementation stage takes one to two months. The changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and products obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and new industry standards and practices in a cost-effective and timely way. The development of our products, and solutions development for automotive electronics or other proprietary technology entails significant technical and business risks. We may not be able to use new technologies effectively or adapt our proprietary technologies to meet customer requirements or new industry standards. If we are unable to adapt in a cost-effective and timely manner a response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers and suppliers. All of these endeavors involve risks, and will require substantial management effort and significant additional expenditures. We may not be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects.

Our marketing strategy of appealing to and growing sales to a more diversified group of users may not be successful.

Our marketing is aimed at reinforcing customer perceptions of our brand as a premium brand, and valuable solution provider of automotive electronics. We aim to provide users with a good user experiences. We cannot assure you that our services or our efforts in products will be successful, which could impact our revenues as well as customer satisfaction and our marketing.

To grow the business over the long term, we must be successful in selling products and services and promoting our brand experiences to a broader scope of customers and more users. We must also execute our diversification strategy without adversely impacting the strength of our brand with core users. Failure to successfully drive demand for our e-bicycles, e-mopeds, e-tricycles, and e-carts may have a material adverse effect on our business and results of operations.

Our products and services may experience quality problems from time to time, which could result in decreased sales, adversely affect our results of operations and harm our reputation.

Our products and services may contain design and manufacturing defects. There can be no assurance that we will be able to detect and fix all defects in the products and services we offer. Failure to do so could result in lost revenues, significant warranty and other expenses and harm to our reputation.

Additionally, we source and purchase key components in our operations and production from third-party suppliers, such as tires, motors and controllers. The quality and functions of these key components supplied by suppliers may not be consistent with and maintained at our standard, even if we have adopted examination processes when we receive the components. Any defects or quality issues in these key components or any noncompliance incidents associated with these third-party suppliers could result in quality issues with our products, and hence compromise our brand image and results of operations.

We rely heavily on dealers for sales and distribution of our products and our success depends on our offline distribution network.

We have established a distinct whole-sales network to sell our products and services to our dealers. As of December 31, 2023, we had approximately 152 domestic dealers in China, and approximately 50 foreign dealers around the world. We sell products to dealers directly, which are our important business partners to market our products, provide services to end-users, and show our brand images. We rely on these dealers in China to directly interact with and serve our users, but the interest of our dealers may not be entirely aligned with ours or with that of other dealers. For the fiscal year ended December 31, 2023, three dealers each accounted for greater than 10% of our net accounts receivable. There can be no assurance that we will be able to maintain our existing relationships with our dealers. Additionally, our existing dealers may not be able to maintain past levels of sales or expand their sales. In addition, as we seek to expand into new regions in China, we cannot assure you that we will be able to successfully establish and maintain relationships with new dealers in these regions on favorable terms or at all.

Furthermore, we cannot assure you that we will be successful in managing our dealers and detecting inconsistencies with our brand image or values or noncompliance with the provisions of our sales agreements by them. Any noncompliance by our dealers could, among other things, negatively affect our brand reputation, demands for our products and our relationships with other dealers. Any of these could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Default in payment by clients that have large account receivable balances could adversely impact our cash flows, working capital, results of operations and financial condition.

Our net accounts receivable balance was $2,532,551 as of December 31, 2023.

We are subject to the risk that we may be unable to collect accounts receivable in a timely manner. As a result, our dealers may not be able to pay us in a timely fashion and our accounts receivable and allowance for doubtful accounts may accordingly increase. Our liquidity and cash flows from operations may be adversely affected if our accounts receivable cycles or collections periods lengthen or if we encounter a material increase in defaults of payment of our account receivable.

In order to mitigate such risks, we conduct rigorous due diligence checks on the dealers and regularly assess the creditworthiness of corporate account clients. However, these mitigating efforts cannot ensure that we will be able to collect accounts receivable. If the accounts receivable cannot be collected in time, or at all, a significant amount of bad debt expense will occur, and our business, financial condition and results of operation will likely be materially and adversely affected.

We may be subject to product liability claims if people or properties are harmed by our products and we may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations.

We are subject to product liability claims for our sold products. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the manufacturer of the products. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our products, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.

The e-bicycles, e-moped, e-tricycles, and e-carts, and solutions development for automotive electronics industries experience significant product liability claims and we face inherent risk of exposure to claims in the event our products do not perform as expected or malfunction resulting in property damage, personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of our future products which would have material adverse effect on our brand, business, prospects and operating results. As of December 31, 2023, we do not maintain any insurance to cover product liability claims . Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages may have a material adverse effect on our reputation, business and financial condition.

We generally provide various warranties on different components and parts of our products to the dealers. In China, we provide extended quality warranty to our users for terms varying from three months to one year, excluding the vulnerable parts subject to certain conditions, among others, including that warranty only applies to normal use and quality issues. The occurrence of any material defects in our products could make us liable for damages and warranty claims in excess of our current reserves. In addition, we could incur costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality of our products could affect our brand image, retailers, dealers and customer demands, and adversely affect our operating results and financial condition. While our warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could adversely affect our business and operating results.

Our products are subject to safety and other standards issued by the Chinese regulatory authorities and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.

Our products must comply with the safety standards of the market where they are sold. In China, electric vehicles must meet or exceed all mandated safety standards, including national level and local level standards. It is required under these standards to conduct rigorous testing and use approved materials and equipment.

Electric bicycles must meet the safety requirements set out in the Safety Technical Specification for Electric Bicycle (GB17761-2018), or the Electric Bicycle Standard, which was jointly issued by the State Administration for Market Regulation and the National Standardization Administration of China on May 15, 2018 and came into effect on April 15, 2019. Electric vehicles, as one type of the power-driven vehicles, must also meet the safety requirements set out in the Technical Specifications for Safety of Power-Driven Vehicles Operating on Roads (GB7258-2017), which was jointly issued by the AQSIQ and National Standardization Administration of China on September 29, 2017 and took effect in January 1, 2018. Furthermore, the Safety Specifications for Electric Motorcycles and Electric Mopeds (GB24155-2020), which issued by the State Administration for Market Regulation and the National Standardization Administration of China in May 2020 and became effective on January 1, 2021, also stipulates some specific safety requirements for electric motorcycles. There is no guarantee that our products will satisfy the relevant standard and requirements for electric bicycles or motorcycles, and we may be required to satisfy additional industry standards and face regulation changes relating to electric bicycle and motorcycle business in the future. If our models were found to be in non-compliance of relevant laws and regulations, the models in question would be prohibited from being sold in the Chinese market, which would in turn materially and adversely affect our sales and revenue, and cause damage to our brand and result in liabilities.

Furthermore, the electric bicycles and motorcycles must pass various tests, undergo a certification process and finally be affixed with China Compulsory Certification, or CCC, prior to being delivered from the factory, being sold, or being used in any commercial case, and such certification is also subject to periodic renewal. On March 14, 2019, the Opinions of the State Administration for Market Regulation, the MITT and the Ministry of Public Security on Intensifying Supervision of the Execution of National Standards for Electric Bicycles, or the Opinions, was promulgated. The Opinions provide that the market supervision department should strengthen the management of CCC certification for electric bicycles, strengthen inspections of certification agencies and manufacture enterprises, and should only allow vehicles that meet the Electric Bicycle Standards and obtained CCC certification flowing into the market. We have obtained CCC certification for all of our current products, and will try to obtain CCC certification for our future products. There is no guarantee, however, that all series of our products will always comply with the CCC standard and satisfy the requirements of CCC certification, or that we will be able to renew our current certification or certify timely our new products in the future. If our products were found to be in non-compliance with the CCC standard, we would be prohibited from selling electric vehicles in the Chinese market, which would in turn materially and adversely affect our sales and revenue, and cause damage to our brand and result in liabilities.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We consider our copyrights, trademarks, trade names, internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. We rely on a combination of patents, patent applications, trade secrets, including know-how, copyright laws, trademarks, intellectual property licenses, contractual rights and any other agreements to establish and protect our proprietary rights in our technology. In addition, we enter into confidentiality and non-disclosure agreements with our employees and business partners. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Contractual rights may be breached by counterparties, and there may not be adequate remedies available to us for any such breach.

The measures we take to protect our intellectual property rights may not be sufficient or adequate to prevent infringement on or misuse of our intellectual property. Any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation. Preventing unauthorized uses of intellectual property rights could be difficult, costly and time-consuming, particularly in China. Litigation may be necessary to enforce our intellectual property rights. Initiating infringement proceedings against third parties can be expensive and time-consuming, and divert management’s attention from other business concerns. We may not prevail in litigation to enforce our intellectual property rights against unauthorized use. Furthermore, the practice of intellectual property rights enforcement by the PRC regulatory authorities is subject to significant uncertainty. We may have to resort to litigation to protect our intellectual property rights. Failure to adequately protect our intellectual property could harm our brand name and materially affect our business and results of operations.

The COVID-19 pandemic and the effect of COVID-Zero policy in China had a material adverse effect on our business in the past two years.

In March 2020, the World Health Organization categorized COVID-19 as a pandemic. The spread of the outbreak caused significant disruptions in the U.S. and global economies. We are subject to risks and uncertainties brought on by COVID-19. We continue to evaluate the global risks and the slowdown in business activity related to COVID-19, including the dynamic COVID-Zero policy in China and its potential impacts on our employees, customers, dealers, suppliers and financial results. The dynamic COVID-Zero policy implemented by local governments in China had a material negative impact on our business and financial condition in 2022. From January 1, 2022 to December 1, 2022, there were outbreaks of the Omicron variant of the COVID-19 and the local governments placed lockdowns and mass testing policies in most cities in China, where our dealers and suppliers operate. The travel restrictions, mandatory COVID-19 tests, quarantine requirements and temporary closure of factories and facilities were imposed by local governments including but not limited to Tianjin, Beijing, Guangzhou, Shanghai, and Wuxi in 2022. Shanghai, the economic and logistics center in Yangtze River Delta, was subject to lock-down from April to July 2022, which resulted in severe impacts to our operations in Wuxi, hundreds miles from Shanghai. Our Tianjin factory is located in Wuqing District, Tianjin, close to Beijing. The continuous travel restrictions, mass nucleic acid testing requirements, and other pandemic prevention and control measures negatively impacted the operations of our Tianjin factory in 2022.

In December 2022, the Chinese government announced that it will be downgrading its management of COVID-19 and rolled back some of its stringent anti-COVID-19 restrictions. Those who are infected with mild symptoms and close contacts are now allowed to quarantine at home. Given the roll back of restrictions, China has been facing a rapid surge in COVID-19 cases in December 2022 and January 2023. We will continue to monitor the impacts brought by COVID-19, as the infected labor force may be unable to work, potentially resulting in a shortage of labor due to the increase in positive cases in China as a result of the easing of these restrictions. The World Health Organization declared an end of COVID-19 as a public health emergency in May 2023. However, we will remain vigilant in monitoring the impacts on our business and operations caused by the changing COVID-19 restrictions.

Due to the evolving and uncertain nature of this event, we cannot predict at this time the full extent to which the COVID-19 and the COVID-19 prevention policy implemented by the Chinese government will adversely impact our business, results, and financial condition in the near future. We are staying in close communication with our employees, dealers and suppliers, and acting to mitigate the impact of this dynamic and evolving situation, but there is no guarantee we will be able to do so.

We may need to defend ourselves against patent, trademark or other proprietary rights infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our products, and solutions development for automotive electronics, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of patents and trademarks relating to our design, software or artificial intelligence technologies could be found to infringe upon existing patents and trademark ownership and rights.

Additionally, we may fail to own or apply for key trademarks in a timely fashion, or at all, which may damage our reputation and brand. Additionally, we receive from time-to-time letters alleging infringement of patents, trademarks or other intellectual property rights by us. If the similar trademark were to pass the preliminary review by the PRC regulatory authorities, we plan to contest against the application decision in question during the announcement period.

As our patents may expire and may not be extended, our patent applications may not be granted and our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively.

As of December 31, 2023, we owned 134 trademarks such as “LOBOEV,” WEIQI,” “Jinbang” and “Youbang” in the 12th category, vehicle segment, 17 – 3C qualification certificates, and 9 registered patents, 16 copyrights, and 9 patent applications in China. For our pending applications, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future.

In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that are issued from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

We may be materially and adversely affected by negative publicity.

We rely heavily on our brand image in selling our products. Negative publicity relating to our products and solutions, shareholders, management, employees, operations, suppliers, dealers, industry or products similar to ours, could materially and adversely affect consumer perceptions of our brand and result in decreased demand for our products. As of the date of this annual report, we had not received any negative publicity. However, there can be no assurance that we will not experience negative publicity in the future or that such negative publicity will not have a material adverse effect on our business, results of operations, financial condition or prospects.

We may fail to comply with legal or regulatory requirements or to obtain or adhere to requirements under relevant licenses, permits, registrations or certificates.

Our manufacturing and other production facilities as well as the packaging, storage, distribution, advertising and labeling of our products, and solutions development for automotive electronics, are subject to extensive legal and regulatory requirements. For example, pursuant to the Opinions of the State Administration for Market Regulation, the MITT and the Ministry of Public Security on Intensifying Supervision of the Execution of National Standards for Electric Bicycles, we must maintain the CCC certification for our products. Loss of or failure to renew or obtain necessary permits, licenses, registrations or certificates could delay or prevent us from meeting product demand, introducing new products, building new facilities or acquiring new business and could materially and adversely affect our operating results. If we are found to be in violation of applicable laws and regulations, we could be subject to administrative punishment, including fines, injunctions, recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, future material changes in industry standards, laws and regulations, such as increased restrictions on manufacturers, could result in increased operating costs or affect our ordinary operations, which could also have a material adverse effect on our operations and our financial results. We largely rely on our self-established standards concerning the production and quality control of such products. While we are committed to producing high-quality products, there can be no assurance that our current production or quality control standards will satisfy any applicable laws and regulations that may come into effect in the future.

We are subject to a variety of costs and risks due to our continued expansion that may not be successful and could adversely affect our profitability and operating results.

We may enter into new geographic markets where we have limited or no experiences in marketing, selling, and localizing and deploying our products. In April 2024, we entered into a strategic collaboration agreement with Serbian distributor CSM 2017 Doo. Pursuant to the agreement, the Company will work with CSM 2017 to establish an assembly line in Serbia and develop CSM-01 model for CSM 2017 Doo. However, the expansion in Serbia may be subject to a variety of costs and risks and may not achieve our expected outcome. We also may increase the capacity of manufacture, sales, and operations. Business expansion may be subject to risks such as:

● costs associated with establishing new distribution networks;

● difficulty finding qualified dealers in the new markets;

● difficulty integrating new operations or new product manufacture;

● difficulties staffing and with management techniques; and

● burdens of complying with a wide variety of local laws and regulations.

The occurrence of any of these risks could negatively affect our business in the new markets and consequently our business and operating results. In addition, the concern over these risks may also prevent us from entering into or releasing certain of our smart e-scooters in certain markets.

We rely on third-party logistic service providers to deliver our online direct sales orders and certain overseas orders.

We typically rely on third-party logistic service providers to deliver our online direct sales orders and certain overseas orders. Damage or disruption to our distribution logistics due to disputes, weather, natural disasters, fire, explosions, terrorism, pandemics or labor strikes could impair our ability to distribute or sell our products. Inadequate third-party logistics services could also potentially disrupt our distribution and sales and compromise our business reputation. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations, as well as require additional resources to restore our supply chain.

We rely on third-party logistic service providers to deliver our online direct sales orders and certain overseas orders.

We typically rely on third-party logistic service providers to deliver our online direct sales orders and certain overseas orders. Damage or disruption to our distribution logistics due to disputes, weather, natural disasters, fire, explosions, terrorism, pandemics or labor strikes could impair our ability to distribute or sell our products. Inadequate third-party logistics services could also potentially disrupt our distribution and sales and compromise our business reputation. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations, as well as require additional resources to restore our supply chain.

Our operations may be interrupted by production difficulties due to mechanical failures, utility shortages or stoppages, fire, natural disaster or other calamities at or near our facilities.

We are reliant on equipment and technology in our facilities for the production and quality control of our products, and our operations are subject to production difficulties such as capacity constraints of our production facilities, mechanical and systems failures and the need for construction and equipment upgrades, any of which may cause the suspension of production or/and reduced output. There can be no assurance that we will not experience problems with our equipment or technology in the future or that we will be able to address any such problems in a timely manner. Problems with key equipment or technology in one or more of our production facilities may affect our ability to produce our products or cause us to incur significant expense to repair or replace such equipment or technology. Also, scheduled and unscheduled maintenance programs may affect our production output. Any of these could have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, we depend on a continuous supply of utilities, such as electricity and water, to operate our production facilities. Any disruption to the supply of electricity or other utilities to our production facilities may disrupt our production, or cause the deterioration or loss of our inventory. This could adversely affect our ability to fulfill our sales orders and consequently may have an adverse effect on our business and results of operations. In addition, our operations are subject to operational risks. Fire, natural disasters, pandemics or extreme weather, including earthquakes, droughts, floods, typhoons or other storms, or excessive cold or heat could cause power outages, fuel shortages, water shortages, damage to our production, processing or distribution facilities or disruption of transportation channels, any of which could impair or interfere with our operations. We cannot assure you that these events will not happen in the future or that we will be able to take adequate measures to mitigate the potential impact of such events, or to effectively respond to such events if they occur, which could materially and adversely affect our business, financial condition and results of operations.

If our suppliers or dealers fail to use ethical business practices and comply with applicable laws and regulations, our brand image could be harmed due to negative publicity.

Our core values, which include developing competitive products and solutions development for automotive electronics while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical business practices. We do not control the business practices of our independent suppliers or dealers. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibilities and fair wage practices. A lack of demonstrated compliance could lead us to seek alternative suppliers or dealers which could increase our costs and results in delayed delivery of our products or other disruptions of our operations.

Violation of labor or other laws by our suppliers or dealers or the divergence of their labor or other practices from those generally accepted as ethical in the markets in which we do business could also attract negative publicity for us and our brand. This could diminish the value of our brand image and reduce demand for our products if, as a result of such violation, we were to attract negative publicity. If we, or other players in our industry, encounter similar problems in the future, it could harm our brand image, business, prospects, results of operations and financial condition.

Our success depends on our ability to retain our core management team and other key personnel.

Our performance depends on the continued service and performance of our directors, officers and senior management as they are expected to play an important role in guiding the implementation of our business strategies and future plans. If any of our directors, officers or any members of our senior management were to terminate their service or employment, there can be no assurance that we would be able to find suitable replacements in a timely manner, at acceptable cost or at all. The loss of services of key personnel or the inability to identify, hire, train and retain other qualified and managerial personnel in the future may materially and adversely affect our business, financial condition, results of operations and prospects. Additionally, we rely on our research and development personnel for product development and technology innovation. If any of our key research and development personnel were to leave us, we cannot assure you that we can secure equally competent research and development personnel in a timely manner, or at all.

Higher employee costs and inflation may adversely affect our business and our ability to achieve or maintain profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. We expect that our employee costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased employee costs to those who pay for our products and services, our ability to achieve or maintain profitability and our results of operations may be materially and adversely affected.

Our costs and expenses may also be affected by China’s inflation level. Since our inception, inflation in China has not materially impacted our results of operations. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

We rely substantially on external suppliers for certain components and raw materials used in our products.

We purchase certain key components and raw material, such as batteries, motors, tires, battery chargers and controllers from external suppliers for use in our operations and production of products, and a continuous and stable supply of these components and raw materials that meet our standards is crucial to our operations and production. We normally enter into one-year procurement agreements with our main external suppliers. We expect to continue to rely on external suppliers for a substantial percentage of our production requirements in the future. We had two suppliers each accounting for greater than 10% of our total purchases in 2023. We cannot assure you that we will be able to maintain our existing relationships with these suppliers and continue to be able to source electric motors, batteries or other key components and raw materials we use in our products on a stable basis and at a reasonable price or at all. For example, our suppliers may increase the prices for the components or materials we purchase and/or experience disruptions in their production of the components or materials.

The supply chain also exposes us to multiple potential sources of delivery failure or component shortages. While we obtain components from multiple sources whenever possible, some of the components used in our products are purchased by us from a single source. In the event that the supply of key components is interrupted for whatever reason or there are significant increases in the prices of these key components, our business, financial condition, results of operations and prospects may be materially and adversely affected. Additionally, changes in business conditions, force majeure, governmental changes and other factors beyond our control or that we do not presently anticipate could also affect our suppliers’ ability to deliver components to us on a timely basis.

We incur significant costs related to procuring components and raw materials required to manufacture and assemble our products. The prices for the components and raw materials fluctuate depending on factors beyond our control including market conditions and demand for these components and materials. Substantial increases in the prices for the components or raw materials we use in producing our products would increase our costs and reduce our margins. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects. To date, we have not experienced cybersecurity attacks in our supply chain.

Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage user relationships and subject us to significant reputational, financial, legal and operation consequences.

We depend on our information technology systems, as well as those of third parties, to develop new products and services, store data, process transactions, respond to user inquiries, and manage inventory and our supply chain. Any material disruption or slowdown of our systems or those of third parties whom we depend upon could cause outages or delays in our manufacture, which could harm our brand and adversely affect our operating results. We rely on cloud servers maintained by cloud service providers to store our data, and all of the data we collect are hosted at third-party cloud service providers.

Problems with our cloud service providers or the telecommunications network providers with whom they contract could adversely affect the user experience delivered by us. Our cloud service providers could decide to cease providing us services without adequate notice. Any change in service levels at our cloud servers or any errors, defects, disruptions or other performance problems with our information technology systems could harm our brand and may damage the data of our users. If changes in technology cause our information technology systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose users, and our business and operating results could be adversely affected.

Changes in international trade policies, or the escalation of tensions in international relations, particularly with regard to China, may adversely impact our business and operating results.

There have been heightened tensions in international relations, particularly between the United States and China in recent years. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. Any unfavorable government policies on international trade, such as capital controls or tariffs, or the U.S. dollar payment and settlement system may affect the demand for our products, impact the competitive position of our products, prevent us from selling products in certain countries, or even our participation in the U.S. dollar payment and settlement system, which would materially and adversely affect our international operations, results of operations and financial condition. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tensions, such changes could have an adverse effect on our business, financial condition and results of operations.

In addition to trade related tensions between China and the United States, the U.S. government escalated tensions between the U.S. and China in recent years by revoking Hong Kong’s special trading status. Also, the Congress of the United States enacted the Uyghur Forced Labor Prevention Act (UFLPA) in December 2021. Effective from June 21, 2022, the UFLPA creates a rebuttable presumption that goods mined, produced, or manufactured (wholly or in part) in China’s Xinjiang Uyghur Autonomous Region are made with forced labor, where goods designated as such will be subject to an import ban into the United States. The President of the United States may also impose sanctions on companies that knowingly engage in, are responsible for, or facilitate forced labor in Xinjiang. Our factories are not in the Xinjiang Uyghur Autonomous Region of China (“XUAR”), and therefore, we do not experience labor shortages that impact our daily business. We are in the process of implementing policies and controls to mitigate risk of forced labor in our supply chain, and we do not believe that our suppliers source materials from the XUAR. However, these legal and policy developments could disrupt our supply chain or cause our suppliers to renegotiate existing arrangements with us or fail to perform on such obligations. To the extent we identify any potential non-compliance by any of our suppliers, we may have to find and establish relationships with alternative qualified suppliers under commercially acceptable terms. We cannot assure you that we will be able to do so in a timely manner. Under extreme situations, we may be subject to negative publicities or even be subject to regulatory actions, which may negatively affect our reputation and brand image, our business and results of operations, and may materially and adversely affect the price of our ordinary shares.

Recently, the war in Ukraine and sanctions on Russia increased the uncertainties in the relations between China and the United States, and tensions between these two countries could be heightened as a result. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The impacts of the war in Ukraine and sanctions on Russia to our business are very limited because we do not source our raw materials from the European Union, Russia, or Ukraine and can seek alternative suppliers to our current suppliers in China without undue cost or effort. The prices of main raw materials used in our products, including engineering plastics, steel, rubber, lead-acid batteries, and lithium ion battery remain stable in 2022. However, the existing tensions and any further deterioration in international relations may have a negative impact on the general, economic, political, and social conditions in China and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

Our business plans require a significant amount of capital. In addition, our future capital needs may require us to issue additional equity or debt securities that may dilute the interests of our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We will need significant capital to, among other things, conduct research and development and expand our production capacity as well as roll out new products. We also expect to require significant capital and incur substantial costs in upgrading and expanding our manufacturing plant in China. As we ramp up our production capacity, operations, and research and development, we may also require significant capital to maintain our property, plant and equipment and such costs may be greater than anticipated.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our current corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products and services.

Our products and services may be considered discretionary items for some consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, and other factors, such as consumer confidence in future economic conditions, fears of recession, the availability and cost of consumer credit, levels of unemployment and tax rates. As global economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our operating results and financial condition.

As of December 31, 2023, we do not have insurance coverage, which could expose us to significant costs and business disruption.

We are exposed to various risks associated with our business and operations, and we do not have liability insurance coverage. A successful liability claim against us due to injuries or damages suffered by our users could materially and adversely affect our reputation, results of operations and financial conditions. Even if unsuccessful, such a claim could cause us adverse publicity, require substantial costs to defend, and divert the time and attention of our management. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial costs to us and a diversion of our resources.

Competition for highly skilled personnel is often intense and we may incur significant costs or be unsuccessful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs.

We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, if any of our senior management or key personnel joins a competitor or engages in a competing business, we may lose business, knowhow, trade secrets, business partners and key personnel. Furthermore, prospective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

We are or may be subject to risks associated with our joint research arrangement, strategic alliances or acquisitions.

We have entered into joint research and development agreements with Jiangsu Research Institute of Dalian University of Technology and Jinan University, respectively, to conduct research and development in several different prospects. We may in the future enter into joint research and development agreements with various third parties to further our business purpose from time to time. The collaborations could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

If appropriate opportunities arise, we may acquire additional assets, products, technologies or business that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and business into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or business may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

Our business could be adversely affected by trade tariffs or other trade barriers.

Starting from early 2018, the U.S. announced the imposition of tariffs on Chinese goods entering the United States and both China and the U.S. each imposed additional tariffs. The United States may also in the future impose tariffs on the importation of consumer products that may affect our business, including, among others, electric vehicles. In addition, the European Union has recently imposed tariffs on imports of e-bikes, which are defined as cycle with pedal assistance and an auxiliary electric motor, originating in the PRC. We currently export e-bikes into the United States, the Republic of Korea, ASEAN countries, and Latin American countries through our dealers, and we may increase our export volume through our dealers. To date, the impact of export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions from these countries to our products is limited. However, ASEAN countries, and Latin American countries may in the future also impose tariffs on electric vehicles or other products that we currently sell to them, which may cause us to incur significant additional costs to conduct business and operation in the these countries. It is not yet clear what impact these tariffs may have or what actions other governments, including the Chinese government, may take in retaliation. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

Substantially all of our revenues are expected to be derived in China in the near future and most of our operations, including all of our manufacturing, is conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies different regions within the country. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to reduction in demand for our products and services and adversely affect our competitive position.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since the PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2023, the Company recorded a total statutory reserve of $521,566. Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

According to the Provisional Regulations on Labor Dispatch implemented on March 1, 2014, the employer can only use dispatched workers for temporary, auxiliary or substitute positions. Additionally, the employer shall not use more dispatched workers than 10% of the total number of employees, and if this proportion is exceeded, the employer must not use any additional dispatched workers.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2020, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. Furthermore, the exchange rate between Renminbi and the currencies of emerging markets also fluctuated in 2022 due to the U.S. dollar’s rise, with Renminbi appreciated against the currencies of emerging markets. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. Our export to the emerging markets may be substantially affected by the fluctuation of the exchange rate among Renminbi, the U.S. dollar, and the currencies of emerging markets.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company with most of our operations conducted in China. Under PRC laws and regulations, we are permitted to utilize the proceeds from the IPO to make loans to our PRC subsidiaries, or to make additional capital contributions to our PRC subsidiaries, or to establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or to acquire offshore entities with business operations in China in an offshore transaction, subject to applicable government registration, statutory limitations on amount and approval requirements, each of which is subject to PRC regulations and approvals or registration.

If we decide to finance our wholly-owned PRC subsidiary by means of capital contributions, these capital contributions are subject to registration with the State Administration for Market Regulation or its local branch, reporting of foreign investment information with the Ministry of Commerce, or registration with other governmental authorities in China. If we provide funding to our foreign wholly-owned subsidiaries through shareholder loans, (a) in the event that the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration and other relevant rules applies, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches, or (b) in the event that the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9 applies, the balance of such loans will be subject to the risk-weighted approach and the net asset limits and we will need to file the loans with the SAFE in its information system pursuant to applicable requirements and guidelines issued by the SAFE or its local branches. Pursuant to PBOC Notice No.9, upon expiry of the one-year transition period commencing on January 11, 2017, the PBOC and the SAFE would determine the cross-border financing administration mechanism for FIEs after evaluating the overall results of implementing PBOC Notice No.9. As of the date of this annual report, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. However, it is uncertain what mechanism will be adopted by the PBOC and the SAFE in the future and what statutory limits will be imposed on loans provided by an offshore entity like our company to its PRC subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

Since 2016, the PRC government has tightened its foreign exchange policies again and increased scrutiny of major outbound capital movement. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also restrict access in the future to foreign currencies for current account transactions, at its discretion. We receive substantially all of our revenues in RMB. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by SAFE on October 21, 2005. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their direct establishment or indirect control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Qualified local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 since June 1, 2015.

According to Circular 37 and Circular 13, our shareholders or beneficial owners who are PRC residents are subject to Circular 37 or other foreign exchange administrative regulations in respect of their investment in our Company. If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

To the best of our knowledge, our PRC resident shareholders who: (i) directly or indirectly hold shares in our BVI holding company and (ii) are known to us, have completed the application for foreign exchange registrations for their foreign investment in our company in accordance with Circular 37 and Circular 13.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

On August 8, 2006, six PRC regulatory authorities, including the MOFCOM and other government authorities jointly issued the Rules on Mergers and Acquisitions of Domestic Enterprise by Foreign Investors which was effective as of September 8, 2006, and amended on June 22, 2009 (the “M&A Rules”). The M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if any important Industry is concerned, such transaction involves factors that impact or may impact national economic security, or such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

Moreover, the Anti-monopoly Law of the PRC promulgated by the SCNPC effective in August 2008 and the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by anti-monopoly enforcement authority before they can be completed.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, gains realized on the sale or other disposition of our Ordinary Shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the State Administration of Taxation issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends such administration’s tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Industry and Commerce.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries and its subsidiaries are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries and its subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of reckless or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries, we or our PRC subsidiary would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our leased property interest may be defective and our right to lease the properties may be affected by such defects challenged, which could cause significant disruption to our business.

As of June 30, 2023, we leased eight premises in China. Under PRC law, all lease agreements are required to be registered with the local housing authorities. The landlords of these premises may have not completed the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Measures”) for public comment. It should be noted that neither the Administrative Provisions nor the Measures have come into effect as of the date of this annual report.

Furthermore, on December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. On July 7, 2022, the CAC released the Measures for the Security Assessment of Cross-Border Data, which became effective on September 1, 2022. Given the recent issuance of the Measures for the Security Assessment of Cross-Border Data, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

We manufacture and sell our products primarily in China. Our subsidiaries in China do not collect or store any data (including certain personal information) from our individual end-users, who may be PRC individuals. As of December 31, 2023, we have not collected and stored personal information from our individual end-users. As a result, the likelihood of us being subject to the review of the CAC is remote. As of December 31, 2023, we reasonably believe that we are compliant with the regulations or policies that have been issued by the CAC to date. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in China could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Our Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCA Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over the counter trading market in the U.S. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (“AHFCA Act”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before our Ordinary Shares may be prohibited from trading or delisted has been reduced accordingly.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCA Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong. Our auditor is not headquartered in China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ordinary shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor’s registration with the PCAOB took effect in September 2020 and it is currently subject to PCAOB inspections. The PCAOB currently has access to inspect the working papers of our auditor. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist whether the framework will be fully complied, which could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted and prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. On December 15, 2022, the PCAOB issued a Determination Report which determined that the PCAOB (1) is able to select engagements, audit areas, and potential violations to be reviewed or investigated, (2) has timely access to, and the ability to retain and use, any document or information that the PCAOB considers relevant to an inspection or investigation, and (3) is able to conduct inspections and investigations in a manner consistent with the provisions of the Act and the rules of the PCAOB, as interpreted and applied by the PCAOB. Consequently, the PCAOB concluded that in the absence of any evidence that authorities in the PRC currently are taking any positions to impair the PCAOB’s ability to execute its statutory mandate with respect to inspections or investigations, the HFCA Act dictates that the PCAOB vacate the 2021 Determinations. As required by the HFCA Act, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether the PCAOB should issue a new determination.

Risks Related to Our Securities

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new product and service offerings, solutions and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us or our industry;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

Techniques employed by short sellers may drive down the market price of the Ordinary Shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short seller attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value in the future or even maintain the price at which you purchased our Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment.

As a company incorporated in the British Virgin Islands, we may adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a business company incorporated in the BVI listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Currently, we do not rely on the home country practice with respect to our corporate governance after we completed the IPO. However, if we choose to follow the home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We are a BVI company and, because judicial precedent regarding the rights of shareholders is more limited under BVI law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association as amended and restated from time to time (which shall be referred to as “Memorandum and Articles of Association” hereinafter), the BVI Act and the common law of the BVI. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as that from English common law, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. As a result of all of the above, holders of our shares may have more difficulty in protecting their interests through actions against our management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

The laws of the British Virgin Islands may provide less protection for minority shareholders than those under U.S. law, so minority shareholders may have less recourse than they would under U.S. law if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the British Virgin Islands for business companies is limited.

We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempted from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:

●	the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act that require insiders to file public reports of their stock ownership and trading activities and impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Ordinary Shares.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold non-binding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

Our principal shareholders have substantial influence over our company. Their interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.

As of the date of this annual report, our executive officers and directors, together with our existing shareholders, beneficially own approximately 6,400,000 Ordinary Shares and beneficially own approximately 82.26% of our outstanding Ordinary Shares.

Accordingly, our executive officers and directors, together with our existing shareholders, could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Upon the completion of the IPO, we are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Huajian Xu, our Chairman and CEO, beneficially owns 46.16% of our Ordinary Shares and is able to exercise 46.16% of the total voting power of our issued and outstanding shares, assuming no exercise of the over-allotment option by the underwriter.

As long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our company, we are a “controlled company” as defined under Nasdaq Market place Rules.

For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

● an exemption from the rule that a majority of our board of directors must be independent directors;

● an exemption from the rule that the compensation of our CEO must be determined or recommended solely by independent directors; and

● an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

British Virgin Islands law does not impose any fiduciary or other duties on a majority or controlling shareholder in respect of the company or any minority shareholders. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Act and the common law of the BVI. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law.

Shareholders of BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Shareholders of a BVI company could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board of Directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our board of directors, management or controlling shareholders than they would as public shareholders of a U.S. company.

We may not be able to pay any dividends on our Ordinary Shares in the future due to BVI law.

Under BVI law, we may only pay dividends to our shareholders if the value of our assets exceeds our liabilities and we are able to pay our debts as they become due. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Future dividends, if any, will be at the discretion of our Board of Directors, and will depend upon our results of operations, cash flows, financial condition, payment to us of cash dividends by our subsidiaries, capital needs, future prospects and other factors that our directors may deem appropriate.

Provisions in our amended and restated memorandum and articles of association may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our shares and could entrench management.

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable. However, under BVI law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our Company.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, or SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business.

We are subject to various anti-corruption laws that prohibit companies and their dealers from making improper payments or offers of payments for the purpose of obtaining or retaining business. We may conduct business in countries and regions that are generally recognized as potentially more corrupt business environments. Activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or dealers that could be in violation of various anti-corruption laws, including the United States Foreign Corrupt Practices Act (the “FCPA”). We have implemented safeguards and policies to discourage these practices by our employees and dealers but we cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by our employees or dealers. If our employees or dealers violate our policies or we fail to maintain adequate record keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. Violations of the FCPA or other anti-corruption laws, or allegations of any such acts, could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions. Those and any related shareholder lawsuits could lead to substantial civil and criminal, monetary and nonmonetary penalties and cause us to incur significant legal and investigatory fees which could adversely affect our business, combined financial condition and results of operations.

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

● a limited availability of market quotations for our Ordinary Shares;

● reduced liquidity for our Ordinary Shares;

● a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

● a limited amount of news about us and analyst coverage of us; and

● a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Shares are listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are an innovative electric vehicles manufacturer and seller. We design, develop, manufacture and sell e-bicycles, e-mopeds, e-tricycles, and electric off-highway four-wheeled shuttles such as golf carts and mobility scooters for the elderly and disabled persons. We also provide automobile information and entertainment software development and design services to customers, but we do not provide in-vehicle entertainment services to end-users independently. Leveraging our cutting-edge technologies in connectivity, multimedia interactive systems and artificial intelligence, we are re-defining our products in order to provide users with convenient, affordable and pleasant driving experiences. We do not provide in-vehicle entertainment services to end-users independently.

Headquartered in Wuxi, China, LOBO EV is a holding company and our operating entities include Jiangsu LOBO, Beijing LOBO, Guangzhou LOBO, Tianjin LOBO, Tianjin Bibosch and Wuxi Jinbang. We are a golden plus supplier verified by Alibaba.com, and also an Excellent Company certified by China Business Credit Platform. We also obtained a certificate dated January 18, 2022, issued by the Development and Reform Commissions of Gaoxin District and Xinwu District of Wuxi, certifying that Jiangsu LOBO is qualified as a pre-IPO company and the local governments shall provide support to the IPO of Jiangsu LOBO.

Beijing LOBO (formerly Beijing Weiqi Technology Co., Ltd.), established in August 2014 and acquired by Jiangsu LOBO in 2021, our main operating entity, manufactures and sells e-bicycles and e-tricycles in China. Wuxi Jinbang, formed in October 2002 as one of the earliest companies manufacturing e-bicycles in China and acquired by Beijing LOBO in 2019, manufactures e-bicycles and e-mopeds. Tianjin LOBO, established in October 2021, manufactures e-tricycles and off-highway four-wheeled electric shuttles. Tianjin Bibosch, formed in March 2022, engages in the export business of our products. Guangzhou LOBO (formerly Guangzhou Zhong Ke Car-link Technology Co., Ltd.), formed in May 2019, provides intelligent product software solutions to automotive electronics, such as multimedia interactive systems, multifunctional rear-view mirrors, and dash-cams through cooperation with leading suppliers in the automobile industry.

We amended our memorandum and articles of association in March 2023 in order to effect a reorganization of our ordinary shares by way of a sub-division and subsequent surrender of certain of our ordinary shares. In September 2023, we issued additional 700,000 ordinary shares to our shareholders on a pro-rata basis. On March 20, 2024, we entered into an underwriting agreement (the “Underwriting Agreement”) with Kingswood, a division of Kingswood Capital Partners, LLC, acted as representative of the underwriters (the “Representative”), relating to our initial public offering (the “IPO”) of 1,380,000 ordinary shares, par value $0.001 per share (the “Ordinary Shares”). On March 25, 2024, the Company closed the IPO.

B.	Business Overview

Overview

Our Mission

Our mission is to provide daily commuters with safer, smarter, and affordable e-bicycles, e-tricycles, and e-carts.

Our Vision

Our vision is to provide commuters with affordable and high-quality EV and become a market leader in our industry by leveraging our design and intelligent technology.

Corporate Information

Our principal executive office is located at Gemini Mansion B 901, Software Park, No. 18-17 Zhenze Rd, Xinwu District, Wuxi, Jiangsu, People’s Republic of China, and our phone number is +86 510 88584252. Our registered office in the British Virgin Islands is located at the offices of Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. We maintain a corporate website at www.loboebike.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

Corporate History and Structure

We are a British Virgin Islands business company incorporated on October 25, 2021 under the name LOBO AI Technologies Ltd. On December 14, 2021, the Company changed its name to LOBO EV Technologies Ltd.

Our domestic operating enterprise Beijing LOBO was established in August, 2014. At the end of 2019, Beijing LOBO acquired 85% of the shares of Wuxi Jinbang. Guangzhou LOBO was established in May 2019. For the purpose of listing on Nasdaq, we incorporated LOBO EV Technologies Ltd., a BVI Business Company incorporated under the laws of British Virgin Islands with limited liability, in October 2021. Subsequently, we established LOBO Holdings Ltd, a Hong Kong limited liability Company, as a wholly-owned subsidiary of LOBO EV. On November 29, 2021, we organized Jiangsu WFOE, a PRC limited liability company. Thereafter, Jiangsu WFOE completed the merger of Beijing LOBO and Guangzhou LOBO in December 2021. Consequently, both Beijing LOBO and Guangzhou LOBO became the wholly-owned subsidiaries of Jiangsu WFOE. After these domestic internal mergers and acquisitions were completed, we undertook a reorganization, to facilitate the IPO in the United States. On March 25, 2022, a qualified appraisal company appraised the value of Jiangsu WFOE and its subsidiaries and issued an appraisal report. LOBO HK determined the consideration to paid to all shareholders of Jiangsu WFOE according to the report. On April 8, 2022, Jiangsu WFOE completed the internal procedure of merger and acquisition. The written shareholders’ resolution was signed, and then followed by the legal merger and acquisition procedures which were set up by local industrial and commercial bureau and taxation administration. LOBO HK completed its merger and acquisition of 100% equity interest in Jiangsu WFOE on April 8, 2022. Jiangsu WFOE then became a foreign enterprise which is a wholly-owned subsidiary of LOBO HK.

Our Competitive Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors:

Accumulated industry resources and experienced management team

Our success is led by a visionary management team with a unique combination of engineering, design, and management experience, with a strong track record of execution. Our management and key personnel have extensive experience in the e-bicycles industry and the IT industry. Our CEO, Mr. Huajian Xu, has over 20 years’ experience in the marketing and management in the telecommunications industry, IT industry and e-bicycle industry. Together with the Standardization Work Committee of the China Electrotechnical Society, as the first author, he drafted the “Technical specification for conductive and intelligent fast charger of electric bicycles T/CES 065-2021” in 2021, which has become the industry standard of the intelligent fast charging field in the e-bicycle industry in China. The standard specifies the requirements for communication protocol, safety and charging process of conductive fast charger of e-bicycles. He also was in charge of the new industry standard of wheeled service robot for elderly with other experts organized by Standardization Work Committee of the China Electrotechnical Society. The industry standard was released in December 2022. Our COO, Mr. Jiancong Cai, has over 12 years’ experiences in the research and development and management in the electronics industry. Mr. Cai was in charge of the business of TCL Electronics Holdings Limited, a listed company in Hong Kong (01070.HK) and the general manager of TCL (Vietnam) Co., Ltd. a subsidiary of TCL Science and Technology Group Co., Ltd, a listed company in Shenzhen (000100.SZ) between 2012 and 2013. He served as the general manager of Guangzhou Flyaudio Automobile Audio Co., Ltd, an automotive electronics company, for six years. Our core management personnel also includes Mr. Xing Xia, the general manager of Wuxi Jinbang. Mr. Xia is one of the pioneers in the domestic e-bicycle industry and electric motorcycle industry, and has more than 20 years’ experience in the manufacture, operation and management of electric motorcycles and bicycles.

User-centered product design philosophy

We believe that products can speak everything by themselves. We adhere to the user-centered product design concept and integrated product development concept in our innovative research and development system. In every process of product development, we design and develop our products based on the needs of customers and user experience. To this end, we value actual needs of end-users for product design and integrate them into the entire product life cycle. Our R&D team and sales team work closely with our dealers during our design and research process. For example, we invite dealers to participate in our scenario-based surveys, prototype testing and usability testing sessions. The goal of our user-centered product design is to provide commuters with safe, affordable and high-quality EV products.

Our user-centric product design process includes:

1.	Understand the context of use and specify user requirements by conducting interviews with our end-users and dealers: Who are the main users of the product; what drives users to use the product; what are users’ demands and under what circumstances users use the product?
2.	Design solutions and launch prototypes for testing: Once we summarize the design concept and the user’s requirements, we will launch prototypes for testing.
3.	Evaluate against the requirements and optimize our products with our suppliers: We conduct usability tests to get firsthand feedback from the users of the products and optimize the products with our suppliers in order to achieve cost efficiency. Getting our suppliers involved in the development of our new products is a critical element of our cost control.
4.	Repeat the above process to realize continuous improvement.

Innovative marketing strategy

Our marketing strategy can be divided into differentiated strategy and cost-leadership strategy. For the differentiated strategy, we strengthen our own characteristics of products, and focus on differentiated features and functions for our users, such as users living in rural area of China, delivery persons, the elderly, and female users. For example, some of our products provide extended seats for rural users, extended cargo brackets for delivery persons, dash cams embedded in elderly scooters and unique appliqués for females. Under the guidance of cost-leadership strategy, the company adopts a series of means to optimize the production process, optimize the product structure, outsource certain manufacturing to other reliable manufacturers, optimize supply chain management, obtain priority treatment from our suppliers, and reduce product costs through joint research and development with academics. The concepts of total quality management and total budget management are introduced and adopted in our business and daily operations.

Our Growth Strategies

We still consider that we are in the early stage of development, and growth is the most important goal of the Company at present. Considering the current market competition and our own strengths and weaknesses, our strategic goal is to become a hidden champion in the field of intelligent urban tricycles and off-highway four-wheeled electric shuttles through our efforts in the next decade. Our strategies to achieve this goal are as follows:

Continue to innovate and launch new products

Our success has been underpinned by our innovation of products, including our integrated product development concept and user-centered product design philosophy. We believe that our high-quality and affordable products are the keys to our success. To achieve the goal of being a hidden champion in the industry, we will (1) adhere to the manufacture of e-bicycles as our main business, launch new products, and diversify our products line, such as our latest solar-powered e-bicycles; (2) prioritize our strategic products, such as intelligent electric urban tricycles and elderly scooters, and (3) strengthen the development of intelligent multimedia interactive system software solutions to help our technologies attain a leading position in the EV industry. Intelligent multimedia interactive systems can be used in four-wheeled vehicles, two-wheeled vehicles, and three-wheeled vehicles, which can greatly increase the differentiated advantages of our products.

To stay at the forefront of technological innovation, we will continue to invest significant resources in research and development and will recruit experts and talents globally. We will seek to establish and strengthen strategic cooperation and partnerships globally with industry leaders, design firms and research institutions.

Attach importance to customer relationship management

The perspective of our customer relationship management is to “help our customers succeed”, rather than simply meeting the customer demands. We value the feedback of our customers and dealers and upgrade our products to address their demands. To build a long-lasting relationship with our dealers and customers, we provide technical support, product information, and manufacturing know-how. We plan to set up branches or representative offices in our foreign target markets in order to better understand the local market in the future.

Diversify and increase marketing methods

Our sales channels are divided into two segments: (1) for e-bicycles, e-mopeds, e-tricycles, and e-carts, we sell our products through dealers and the Alibaba international platform, where we can also find new dealers; and (2) for solutions development segment, we operate our business based on relationship marketing through visiting tier-one suppliers and obtaining new orders.

As of December 31, 2023, we have established a dealer network with approximately 152 dealers in over 10 provinces across China, including Tianjin, Beijing, Hebei, Jiangsu, Zhejiang, Anhui, Hunan, Fujian and Guangdong, and 48 dealers in foreign countries in Asia, Latin America and the U.S.

We normally expand our dealer network and engage new dealers when we attend trade shows. To maintain our dealer network, we visit our dealers and develop new dealer relationships by visiting dealers in person. At the same time, we expand our brand awareness by using social media. We also expect to increase our marketing expenses on the Alibaba international platform and participate in industry international exhibitions, for example, Canton Fair, to expand our dealer network around the world in 2024.

For our solution development segment, we maintain our business relationship with a few leading suppliers in the industry by providing good quality service and improving the capabilities of our solutions, including the capabilities in integrating and outsourcing. Our rich experiences and resource capabilities in multimedia interactive software system give us irreplaceable advantages for tier-one suppliers.

Strengthen cost control

We endeavor to reduce our procurement cost through centralized ordering and controlling manufacturing costs through the innovation of internal management and the optimization of process flow. We benefit from our close relationships with our suppliers.

We utilize a centralized ordering system, under which we place most orders for a particular type of spare part from selected mid-sized and small-sized suppliers who rely on us for fast development and market expansion. By purchasing spare parts from a few suppliers, we are in a better position to negotiate the purchase price, thereby reducing costs.

We provide our know-how to our suppliers and work with them to improve manufacturing efficiency and lower costs, and as a result, we can reduce our procurement cost. For example, we worked with one of our suppliers to improve the front suspension system of their golf cart products and upgrade their cart models, which greatly established and strengthened our procurement relationship, thereby obtaining preferential purchase prices. We also worked with a paint factory to help them solve a static electricity problem in manufacturing and assisted them in innovating their painting process, thereby reducing our procurement costs.

We also optimize our work process and improving our manufacturing efficiency. We innovate small and practical tools that help unskilled workers quickly increase their labor productivity and, therefore, the training sessions for our assembly workers have been shortened, allowing novice workers to start working in our factories after half a day of training. By upgrading our training sessions and facilities for our workers, we expect to further improve our cost control capability.

Our Products and Solutions

Our product portfolio consists of four series, including two-wheeled electric vehicles, electric three-wheeled vehicles, electric four-wheeled utility vehicles, and solutions development for automotive electronics. We purchase spare parts from suppliers and assemble our products in our factories. We have three factories with four assembly lines in total in Tianjin and Wuxi. There are two factories with three assembly lines in Tianjin, and there is one factory with one assembly line in Wuxi. We lease the factories but own the manufacturing equipment in our factories. During peak periods, the actual utilization rate of production capacity is about 90% under the current site conditions.

For cost control purpose, we outsource the production of mature and simple products that have relatively low gross profit margins, as well as four-wheeled vehicles that we do not have the conditions to assemble. Outsourcing manufacturing of certain models of two-wheeled bicycles can reduce the costs by 3%-5% compared with manufacturing in our factories. The outsourced products only make up a part of our overall products and cover our two-wheeled, three-wheeled, and four-wheeled products. In 2022, the company outsourced 5,293 electric two-wheeled bicycles, 21 electric three-wheeled bicycles, and 710 electric four-wheeled utility vehicles, accounting for 25.35% of electric vehicles in stock. In 2023, the company outsourced 2,436 electric two-wheeled bicycles, 569 electric three-wheeled bicycles, and 270 electric four-wheeled utility vehicles, accounting for 5.60% of electric vehicles in stock.

Two-wheeled Electric Vehicles (E-bicycles)

E-bicycles. Our e-bicycles are powered by electric motors. The appearance of e-bicycles is similar to that of traditional bicycles, with a few plastic shields. Our e-bicycles can reach maximum speeds of 25 km/h when powered by an electric motor. Most of our e-bicycle models use lithium batteries. All of our e-bicycles conform to the new national standard GB17761-2018 and have obtained 3C Certificates (China Compulsory Certificate). E-bicycles are more convenient for riders to ride than traditional bicycles as riders can rely on the electric motor for propulsion. As of December 31, 2023, we had17 e-bicycle models with 3C. The suggested retail prices for the different models of our e-bicycles ranged from RMB 1200 (USD $188) to RMB 3000 (USD $471) as of December 31, 2023 (including batteries and chargers).

E-Mopeds. Our e-mopeds are powered by electric motors and generally have more powerful motors, high-capacity batteries than our e-bicycles. All of the e-mopeds conform to the “General specifications for electric motorcycles and mopeds’ (GB/T 24158-2018).” Most of the e-mopeds are exported overseas, including to Europe, Southeast Asia and Latin America. Very few of our e-mopeds have been sold in China. The suggested retail prices for the different models ranged from RMB 2000 (USD $310) to RMB 4000 (USD $630) in China.

For fiscal years 2023 and 2022, our revenue generated from sales of two-wheeled electric vehicles amounted to RMB 73 million (USD $10.3 million) and RMB 69 million (USD $10.2 million), respectively, representing 67% and 56 % of our total revenue for those periods, respectively.

Three-wheeled Electric Vehicles (E-tricycles)

Our e-tricycles consist of more than 100 models. Our e-tricycle is an urban leisure tricycle for one or two adult passengers’ commuter use only, which is mainly composed of a front wheel and two rear wheels, of which two rear wheels are power wheels and the front wheel is the steering wheel. The maximum speed is usually less than 25 km/h.

As of December 31, 2023, the suggested retail prices for the different models of our multifunctional tricycles ranged from RMB 1980 (USD $310) to RMB 4980 (USD $780) (including batteries and chargers).

For fiscal years 2023 and 2022, our revenue generated from sales of three-wheeled electric vehicles amounted to RMB 15 million (USD $2.1 million) and RMB 14.0 million (USD $2.1 million), respectively, representing 14% and 11% of our total revenue for those periods, respectively.

Electric Off-highway Four-wheeled Shuttles (E-carts)

Our electric Off-highway Four-wheeled shuttles consists of electric golf carts and elderly e-scooters. These electric four-wheeled vehicles are powered by electric motors and are able to achieve maximum speeds of 40 km/h. They are designed for specific functions and certain models can carry loads of up to 200-300 kilograms. The elderly e-scooter is designed especially for the elderly and disabled persons and for one passenger only. The maximum speed is less than 10 km/h. The suggested retail prices for the different models of our golf carts range from RMB 20,000 (USD $3,100) to RMB 60,000 (USD $9,400) and the retail price of elderly scooters range from RMB 2,500 (USD $390) to 5,000 (USD $780) (excluding batteries and chargers).

For fiscal years 2023 and 2022, our revenue generated from sales of four-wheeled electric vehicles amounted to RMB 1.2 million (USD 165,000) and RMB 7.3 million (USD $1.1 million), representing 1% and 6% of our total revenue for those periods, respectively.

Our Supply Chain

Our supply chain diversification strategy helps us build a more resilient supply chain and gives us flexibility in supply procurement.

China’s electric bicycle industry and supply chain are geographically divided into several regions, mainly the Tianjin region, Wuxi region and Taizhou region. The suppliers of different sizes and quality are gathered in different regions except for several large national suppliers. We sourced from over 180 suppliers across the three regions in 2022. Our top ten suppliers accounted for 52.24% of the value of our total purchases in 2022. There is no supplier that accounted for 10% or more of total purchase during the year ended December 31, 2023. We sourced from over 131 suppliers across the three regions in 2023. Our top ten suppliers accounted for 64.88% of the value of our total purchases in 2023. There is no supplier that accounted for 10% or more of total purchase during the year ended December 31, 2023. The supply chain covers from bicycle frames to lamps, tires, hydraulic forks, power motors, controllers, batteries, cushions, instrument panels, plastic covers and other accessories. Our product managers cooperated with our suppliers closely by soliciting our suppliers’ input and feedback throughout our product design and manufacturing process, therefore, we maintain the flexibility of our supply chain by designing products with common components or sourcing interchangeable components from different suppliers. Close working relationships with our suppliers, our continued procurement, and punctual payments are the key reasons why we can launch new products periodically with price advantage and operate an efficient and diversified supply chain. None of our suppliers represents more than 10% of total annual purchases in 2022. Two of our suppliers represents more than 10% of total annual purchases in 2023.

We operate a centralized procurement decision-making process when sourcing from our suppliers. Our general manager controls the negotiation with all important suppliers and continues visiting them on site for the purpose of understanding how the supplier controls the quality and establishing working relationships with the key persons of the suppliers. We have been strengthening our cooperation with existing qualified suppliers and attracting new capable suppliers at the same time. We further optimize our supply chain by regularly providing improvement recommendations to our suppliers on various production-related issues, including product quality, production efficiency and cost control, so that supply chain optimization becomes an ongoing process.

Our framework agreements with our suppliers typically have terms that ensure our suppliers will adhere to our delivery instructions, quality control standards, and return and exchange policies, such as those requiring our suppliers to pay liquidated damages for their failure to deliver goods on time and for losses arising from defects in product quality.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of December 31, 2023.

D.	Property, Plants and Equipment

Our headquarters are located at Gemini Mansion B 901, Software Park No. 18-17 Zhenze Rd. Xinwu Qu, Wuxi Jiangsu, China and we maintain offices, manufacturing and storage facilities in Tianjin, Wuxi and Guangzhou respectively. The offices of Tianjin Bibosch and Beijing LOBO are at the FL 403, 506-509, H2 Building, Changyuan Road, Wuqing Development Zone, Tianjin. The factories are at Beicai Village, Wuqing District and Lvcai Road North 1, Wuqing Development Zone, Wuqing District, Tianjin respectively. The factory and office of Wuxi Jinbang is at No 50, Housong Road, Xishan District, Wuxi, Jaingsu Province. The Office of Guangzhou LOBO is at No. 12, Keyan Road, Huangpu District, Guangzhou. As of the date of this annual report, we do not own any real estate, and we leased an aggregate of 12,082.94 square meters of real property, of which 672.8 square meters are office rooms, 2500 square meters are inventory room, and 8,910.14 square meters are factory buildings. We do not expect to experience difficulties in renewing any of the leases when they expire. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms. For the sake of cost control, on the premise of reasonable layout of production capacity, we may terminate the lease contract in advance or not renew the contract when it expires.

As of December 31, 2023, we have 9 registered patents in China, covering battery anti-theft, USB sockets, electronic fences, automatic driving and navigation, and multimedia interactive software system and 9 patent applications in China. The term for invention patents in China is 20 years from the date of filing, for utility model patents is 10 years from the filing date, and the term for design patents is 15 years from the filing date. As of December 31, 2023, we had 16 software copyrights registered in China. As of the date of this annual report, we own two stylized or graphic trademarks for all relevant goods/services. We also own 134 trademark registrations such as “Weiqi,” “LOBOEV,” “Jinbang,” and “Youbang” vehicle segment category of good/services and 16 3C qualification certificates.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Results of Operations

For the years ended December 31, 2023 and 2022

The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the years ended December, 2023 and 2022, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the year ended
	December 31,
	2023	2022
Revenues	$15,474,918	$18,298,565
Cost of revenues	13,266,821	15,273,181
Gross Profit	2,208,097	3,025,384

Operating expenses
Selling and marketing expenses	610,487	585,772
General and administrative expenses	516,187	690,763
Research and development expenses	262,375	227,555
Total operating expenses	1,389,049	1,504,090

Operating income	819,048	1,521,294

Other expenses (income)
Interest expense	7,508	16,715
Other (income)	(519,784)	(27,949)
Total other (income) expenses, net	(512,276)	(11,234)

Income before income tax expense	1,331,324	1,532,528
Income tax expense	344,853	417,268
Net Income	986,471	1,115,260

Net Income	986,471	1,115,260
Less: Net income attributable to non-controlling interest	(16,873)	(42,827)
Net income attributable to LOBO EV Technologies LTD	969,598	1,072,433

Net Income	986,471	1,115,260
Foreign currency translation adjustments	182,890	348,963
Foreign currency translation adjustments for non-controlling interest	8,374	10,651
Comprehensive income attributable to LOBO EV Technologies LTD	$1,177,735	$1,474,874

Segment Information

The Company has determined that it operates in two operating segments for the years ended December 31, 2023 and 2022: (1) electric vehicles and accessories sales, and (2) software royalties and development and design services.

The following tables present the summary of each reportable segment’s revenue and income, which are considered as segment operating performance measures, for the years ended December 31, 2023 and 2022:

	For the Year Ended December 31, 2023
	Electric vehicles and accessories sales	Software royalties and development and design services
	Segment	Segment	Consolidated
Current assets	$15,830,685	$274,228	$16,104,913
Non-current assets	1,764,534	1,802,037	3,566,571
Revenues	14,298,967	1,175,951	15,474,918
Depreciation and amortization	180,861	541,917	722,778
Segment income before tax	1,349,430	(18,106)	1,331,324
Segment gross profit margin	12%	40%	14%
Net income	$1,004,577	$(18,106)	$986,471

	For the Year Ended December 31, 2022
	Electric vehicles and accessories sales	Software royalties and development and design services
	Segment	Segment	Consolidated
Current assets	$13,191,513	$755,499	$13,947,012
Non-current assets	1,587,699	1,402,747	2,990,446
Revenues	16,930,201	1,368,364	18,298,565
Depreciation and amortization	132,664	214,525	347,189
Segment income before tax	1,055,425	477,103	1,532,528
Segment gross profit margin	13%	57%	17%
Net income	$729,756	$385,504	$1,115,260

Depreciation and amortization

The increase of depreciation and amortization year over year was primarily due to the increases in amortization of the intangibles in the software royalties and development and design services segment.

Segment income before tax

The income before tax in the vehicles and accessories sales segment increased by $294,005 to $1,349,430 for the year ended December 31, 2023, from income before tax of $1,055,425 for the year ended December 31, 2022.

The income before tax in the software royalties and development and design services segment decreased by $495,209 to loss of $18,106 for the year ended December 31, 2023, from income of $477,103 for the year ended December 31, 2022.

Components of Results of Operations

Revenues

Our revenues for the years ended December 31, 2023 and 2022 were $15,474,918 and $18,298,565, respectively. The 15% decrease in revenues was mainly driven by the decrease in electric vehicles and accessories sales.

The revenues of the electric vehicles and accessories sales segment decreased by $2,631,234 to $14,298,967 for the year ended December 31, 2023, from $16,930,201 for the year ended December 31, 2022, representing a decrease of approximately 16%.

A detailed breakdown of sales revenues and units sold in the electric vehicles and accessories sales segment for the years ended December 31, 2023 and 2022 is set forth below:

	For the Years Ended December 31,		Variance
Electric vehicles and accessories sales revenues	2023	2022	Amount	%
Two-wheeled E-bicycles	$9,585,918	$8,894,577	$691,341	8%
Two-wheeled E-Mopeds	722,697	1,366,190	(643,493)	(47)%
Three-wheeled Electric Vehicles	2,143,036	2,078,847	64,189	3%
Four-Wheeled Electric off-highway Shuttles	164,679	1,088,644	(923,965)	(85)%
Batteries	1,172,441	2,724,339	(1,551,898)	(57)%
Parts and Accessories	510,196	777,604	(267,408)	(34)%
Total	$14,298,967	$16,930,201	$(2,631,234)	(16)%

	For the Years Ended December 31,		Variance
Electric vehicles and accessories units sold	2023	2022	Amount	%
Two-wheeled E-bicycles	49,548	45,831	3,717	8%
Two-wheeled E-Mopeds	2,278	4,312	(2,034)	(47)%
Three-wheeled Electric Vehicles	7,482	7,118	364	5%
Four-Wheeled Electric off-highway Shuttles	198	2,484	(2,286)	(92)%
Batteries	17,492	196,528	(179,036)	(91)%
Parts and Accessories	36,301	77,314	(41,013)	(53)%
Total	113,299	333,587	(220,288)	(66)%

The software royalties and development and design services segment provides software solutions development for automotive electronics, like multimedia interactive system, multifunctional rear-view mirrors, and dash-cam, and household solar electronic system. We develop this segment primarily through collaborating with and subcontracting from tier-one automobile suppliers.

The revenues of the software royalties and development and design services segment decreased by $192,413 to $1,175,951 for the year ended December 31, 2023, from $1,368,364 for the year ended December 31, 2022, representing an decrease of approximately 14%.

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of raw materials, battery packs, depreciation, maintenance, and other overhead expenses. Our cost of revenues decreased by $2,006,360, or 13%, to $13,266,821 for the year ended December 31, 2023 from $15,273,181 for the year ended December 31, 2022. The percentage decrease in cost of revenue was consistent with the 15% decrease in revenues.

Gross profit

Gross profits for the years ended December 31, 2023 and 2022 were $2,208,097 and $3,025,384, representing 14% and 17% of revenues, respectively.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salaries and benefits, office expense, and freight expense. Our selling and marketing expenses were $610,487 and $585,772 for the years ended December 31, 2023 and 2022, respectively. The selling and marketing expenses increased primarily due to hiring more salesforce to capture the momentum of the revenue increase and more salary expenses were incurred.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and welfare expenses, rent expenses, and depreciation. Our general and administrative expenses were $516,187 and $690,763 for the years ended December 31, 2023 and 2022.

Research and development expenses

Research and development expenses are related to certain software research and development for internal use. Research and development expenses primarily consist of employee salaries and benefit costs. Research and development expenses were $262,375 and $227,555 for the years ended December 31, 2023 and 2022, respectively.

Income tax expense

The PRC enterprise income tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China. Income tax expenses amounted to $344,853 and $417,268 for the years ended December 31, 2023 and 2022, respectively. The change resulted from the change in our taxable income.

Net income

As a result of the foregoing, our net incomes for the years ended December 31, 2023 and 2022, were $986,471 and $1,115,260, respectively.

Years Ended December 31, 2022 and 2021

The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the fiscal years ended December 31, 2022 and 2021, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the years ended
	December 31,
	2022	2021
Revenues	$18,298,565	$14,128,459
Cost of revenues	15,273,181	11,197,314
Gross Profit	3,025,384	2,931,145

Operating expenses
Selling and marketing expenses	585,772	316,457
General and administrative expenses	690,763	324,702
Research and development expenses	227,555	53,139
Total operating expenses	1,504,090	694,298

Operating income	1,521,294	2,236,847

Other expenses (income)
Interest expense	16,715	12,641
Other (income)	(27,949)	(5,680)
Total other (income) expenses, net	(11,234)	6,961

Income before income tax expense	1,532,528	2,229,886
Income tax expense	417,268	568,005
Net Income	1,115,260	1,661,881

Net Income	1,115,260	1,661,881
Less: Net income attributable to non-controlling interest	(42,827)	(13,155)
Net income attributable to LOBO EV Technologies LTD	1,072,433	1,648,726

Net Income	1,115,260	1,661,881
Foreign currency translation adjustments	348,963	(61,220)
Foreign currency translation adjustments for non-controlling interest	10,651	(2,800)
Comprehensive income attributable to LOBO EV Technologies LTD	$1,474,874	$1,597,861

Segment Information

The Company has determined that it operates in two operating segments for the years ended December 31, 2022 and 2021: (1) electric vehicles and accessories sales, and (2) software royalties and development and design services.

The following tables present the summary of each reportable segment’s revenue and income, which are considered as segment operating performance measures, for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31, 2022
	Electric vehicles and accessories sales	Software royalties and development and design services
	Segment	Segment	Consolidated
Current assets	$13,191,513	$755,499	$13,947,012
Non-current assets	1,587,699	1,402,747	2,990,446
Revenues	16,930,201	1,368,364	18,298,565
Depreciation and amortization	132,664	214,525	347,189
Segment income before tax	1,055,425	477,103	1,532,528
Segment gross profit margin	13%	57%	17%
Net income	$729,756	$385,504	$1,115,260

	Year ended December 31, 2021
	Electric vehicles and accessories sales	Software royalties and development and design services
	Segment	Segment	Consolidated
Current assets	$6,551,666	$1,623,658	$8,175,324
Non-current assets	2,385,626	709,592	3,095,218
Revenues	12,401,756	1,726,703	14,128,459
Depreciation and amortization	112,369	9,506	121,875
Segment income before tax	1,143,644	1,086,242	2,229,886
Segment gross profit margin	15%	65%	21%
Net income	$857,928	$803,953	$1,661,881

Depreciation and amortization

The increase of depreciation and amortization year over year was primarily due to the increases in amortization of the intangibles in the Software royalties and development and design services Segment.

Segment income before tax

The income before tax in the vehicles and accessories sales segment decreased by $88,219 to $1,055,425 for the fiscal year ended December 31, 2022, from $1,143,644 for the fiscal year ended December 31, 2021, representing a decrease of approximately 8%.

The income before tax in the software royalties and development and design services segment decreased by $609,139 to $477,103 for the fiscal year ended December 31, 2022, from $1,086,242 for the fiscal year ended December 31, 2021, representing a significant decrease of approximately 56%. The significant decrease was primarily due to a significant decrease in sales to one major dealer customer during the year ended December 31, 2022.

Components of Results of Operations

Revenues

Our revenues for the years ended December 31, 2022 and 2021 were $18,298,565 and $14,128,459, respectively. The 30% increase in revenues was mainly driven by the steady increase of electric vehicles and accessories sales.

The electric vehicles and accessories sales segment engages in manufacturing and sale of electric vehicles and accessories. For the long-term development of the business, we have built up a production line for manufacturing electric vehicles and accessories. Currently, we are targeting a rapid growth through our regional exclusive dealers. As of August 31, 2023, we have developed approximately 152 dealers in more than 10 provinces across China. Among them, sales networks are mainly concentrated in Tianjin, Beijing, Hebei province, Jiangsu province, Zhejiang province, Anhui province and Hunan province. We also have approximately 48 foreign dealers globally as of August 31, 2023.

The revenues of the electric vehicles and accessories sales segment increased by $4,528,445 to $16,930,201 for the fiscal year ended December 31, 2022, from $12,401,756 for the fiscal year ended December 31, 2021, representing a significant increase of approximately 37%.

A detailed breakdown of sales revenues and units sold in the electric vehicles and accessories sales segment for the years ended December 31, 2022 and 2021 is set forth below:

	For the Years Ended December 31,		Variance
Electric vehicles and accessories sales revenues	2022	2021	Amount	%
Two-wheeled E-bicycles	$8,894,577	$6,028,150	$2,866,427	47.55%
Two-wheeled E-Mopeds	1,366,190	1,317,062	49,128	3.73%
Three-wheeled Electric Vehicles	2,078,847	4,114,544	(2,035,697)	(49.48)%
Four-Wheeled Electric off-highway Shuttles	1,088,644	90,542	998,102	1,102.36%
Batteries	2,724,339	696,331	2,028,008	291.24%
Parts and Accessories	777,604	155,127	622,477	401.27%
Total	$16,930,201	$12,401,756	$4,528,445	36.51%

	For the Years Ended December 31,		Variance
Electric vehicles and accessories units sold	2022	2021	Amount	%
Two-wheeled E-bicycles	45,831	34,687	11,144	32.13%
Two-wheeled E-Mopeds	4,312	4,812	(500)	(10.39)%
Three-wheeled Electric Vehicles	7,118	12,905	(5,787)	(44.84)%
Four-Wheeled Electric off-highway Shuttles	2,484	200	2,284	1,142.00%
Batteries	196,528	22,165	174,363	786.66%
Parts and Accessories	77,314	1,905	75,409	3,958.48%
Total	333,587	76,674	256,913	335.07%

The software royalties and development and design services segment provides software solutions development for automotive electronics, like multimedia interactive system, multifunctional rear-view mirrors, and dash-cam. We develop this segment primarily through collaborating with and subcontracting from tier-one automobile suppliers.

The revenues of the software royalties and development and design services segment decreased by $358,339 to $1,368,364 for the fiscal year ended December 31, 2022, fiscal year ended December 31, 2021, representing a decrease of approximately 21%. The decrease was primarily due to significant decrease in sales to one major dealer during the year ended December 31, 2022.

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of raw materials, battery packs, depreciation, maintenance, and other overhead expenses. Our cost of revenues increased by $4,075,867, or 36%, to $15,273,181 for the year ended December 31, 2022 from $11,197,314 for the year ended December 31, 2021. The percentage increase in cost of revenue was consistent with the 30% increase in revenues.

Gross profit

Gross profits for the years ended December 31, 2022 and 2021 were $3,025,384 and $2,931,145, representing 17% and 21% of revenues, respectively. The decrease in gross profit margin for the year ended December 31, 2022 was due to the overall manufacturing cost increase.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salaries and benefits, office expense, and freight expense. Our selling and marketing expenses were $585,772 and $316,457 for the years ended December 31, 2022 and 2021, respectively. The selling and marketing expenses increased primarily due to hiring more salesforce to capture the momentum of the economic recovery post-COVID and more salary expenses were incurred.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and welfare expenses, rent expenses, depreciation and bad debt provision. Our general and administrative expenses were $690,763 and $324,702 for the years ended December 31, 2022 and 2021, primarily due to increased administrative activities in Tianjin LOBO and Jiangsu LOBO, which both commenced operations in 2021 and ramped up operations in 2022.

Research and development expenses

Research and development expenses are related to certain software research and development for internal use. Research and development expenses primarily consist of employee salaries and benefit costs. Research and development expenses were $227,555 and $53,139 for the years ended December 31, 2022 and 2021, respectively.

Income tax expense

The PRC enterprise income tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China. Income tax expenses amounted to $417,268 and $568,005 for the years ended December 31, 2022 and 2021, respectively. The change resulted from the change in our taxable income.

Net income

As a result of the foregoing, our net incomes for the years ended December 31, 2022 and 2021, were $1,115,260 and $1,661,881, respectively.

Liquidity and Capital Resources

As of December 31, 2023, we had cash and cash equivalents of $470,335 and a total working capital of $2,763,177.

We believe that we will generate sufficient cash flows to fund our operations and to meet our obligations on a timely basis for the next 12 months assuming the successful implementation of our business plans.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiaries. However, we have no present plans to declare dividend and we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions had no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

To utilize the proceeds from this offering, we may make additional loans or capital contributions to our PRC subsidiaries. PRC laws and regulations allow an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the filing or approval of government authorities and limits on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to fund their capital expenditures or working capital. For an increase of registered capital, our PRC subsidiaries need to file such change of registered capital with the State Administration for Market Regulation (the “SAMR”) or its local counterparts through the enterprise registration system and the national enterprise credit information publicity system, and the SAMR or its local counterparts will then push such information to the China’s Ministry of Commerce or its local counterparts. If the holding company provides funding to our PRC subsidiaries through loans, (a) in the event that the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration and other relevant rules applies, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches, or (b) in the event that the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, applies, the balance of such loans will be subject to the risk-weighted approach and the net asset limits and we will need to file the loans with the SAFE in its information system pursuant to applicable requirements and guidelines issued by the SAFE or its local branches. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions to our PRC subsidiaries and loans to our PRC subsidiaries, we cannot assure that we will be able to complete these filings and registrations on a timely basis, or at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” We expect the net proceeds from our initial public offering in 2024 to be used in the PRC and will be in the form of Renminbi and, therefore, our PRC subsidiaries will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

		For the year ended December 31,
	2023	2022	2021
Net cash (used in) provided by operating activities	$(1,416,618)	$(1,181,659)	$1,786,271
Net cash provided by (used in) investing activities	614,673	(981,407)	(2,475,332)
Net cash provided by financing activities	1,096,009	1,725,629	1,236,622
Effect of exchange rate changes	(6,558)	6,258	(3,573)
Net (decrease) increase in cash, cash equivalents, and restricted cash	$287,506	$(431,179)	$543,988

Operating Activities

Net cash used operating activities was $1,416,618 for the year ended December 31, 2023, primarily derived from (a) an decrease of accounts payable of $816,530; (b) an increase of prepaid expenses of $4,021,436, (c) an increase of inventories of $2,038,096, offset by (a) an decrease of accounts receivables of $437,684, (b) an increase of VAT payable of $1,222,130, and (c) an increase of Taxes payable of $649,355. The increase iVAT payable was primarily due to the increase of revenues. The increase in prepaid expenses was primarily due to the prepayment to vendors.

Net cash used operating activities was $1,181,659 for the year ended December 31, 2022, primarily derived from (a) an increase of accounts receivables of $1,750,083; (b) an increase of prepaid expenses of $2,070,066, (c) an increase of inventories of $2,026,214, offset by (a) an increase of accounts payable of $860,369, (b) an increase of VAT payable of $1,220,419, and (c) an increase of Taxes payable of $938,977. The increase in accounts receivable and VAT payable was primarily due to the increase of revenues. The increase in prepaid expenses was primarily due to the prepayment to vendors.

Net cash provided by operating activities was $1,786,271, for the year ended December 31, 2021, primarily derived from (a) net income of $1,661,881, adjusted by depreciation and amortization of $121,875, gain on disposal of property and equipment of $3,168, and lease expense of operating lease right-of-use assets of $111,826; (b) a decrease of inventories of $370,970, (c) an increase of VAT payable of $1,756,920, (d) an increase of taxes payables of $712,439, and (e) an increase of other current payables of $118,740, and offset by (a) an increase of accounts receivables of $1,126,425; (b) an increase of prepaid expenses of $842,358, (c) a decrease of accounts payable of $473,991, (d) a decrease of advance from dealers of $446,830, and (e) a decrease of operating lease liabilities of $175,608. The increase in accounts receivable was primarily due to the increase of software development and design services. The increase in VAT payable was primarily due to the increase of revenues.

Investing Activities

For the year ended December 31, 2023, net cash provided by investing activities was $614,673, which was primarily due to (a) interest-free loan repaid by related parties of $20,319,617, and offset by (a) interest-free loans to related parties of $16,896,831, (b) additional consideration paid for Reorganization of $1,437,646 and (c) capitalized software development cost of $985,995.

For the year ended December 31, 2022, net cash used in investing activities was $981,407, which was primarily due to (a) interest-free loans to related parties of $19,535,129, and (b) purchase of property and equipment of $777,994, offset by (a) interest-free loan repaid by related parties of $18,439,556 and proceeds from sale of long-term investment of $1,500,966.

For the year ended December 31, 2021, net cash used in investing activities was $2,475,332, which was primarily due to (a) interest-free loans to related parties of $18,197,697, (b) purchases of intangible asset of $1,083,499, which consist of purchased software from third parties and capitalized software development costs, (c) a long term investment of $1,550,195, and (d) purchase of property and equipment of $10,974, offset by interest-free loan repaid by related parties of $18,343,712 and proceeds from sale of property and equipment of $23,321.

Financing Activities

For the year ended December 31, 2023, net cash provided by financing activities was $1,096,009, consisting of proceeds of interest-free loans from related parties of $4,811,327, and offset by the repayments of interest-free loan to related parties in the amount of $3,658,828.

For the year ended December 31, 2022, net cash provided by financing activities was $1,725,629, consisting of (a) proceeds of interest-free loans from related parties of $519,515, and (b) the contribution from shareholders in the amount of $1,208,568.

For the year ended December 31, 2021, net cash provided by financing activities was $1,236,622, consisting of (a) the proceeds from long-term borrowings from a bank in the amount of $217,027, (b) the contribution from shareholders in the amount of $1,036,811, and (c) proceeds of interest-free loans from related parties of $2,559, offset by repayments of interest-free loans to related parties of $19,775.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Position
Huajian Xu	57	Director, Chief Executive Officer and Chairman
Tong Zhu	48	Chief Financial Officer
Jiancong Cai	38	Chief Operating Officer
Zhaohui Randall Xu	55	Independent Director
Ye Ren	37	Independent Director
Harry D. Schulman	73	Independent Director

Below is a summary of the business experience of each our executive officers and directors:

Huajian Xu Mr. Xu has been a director and our chief executive officer since October 2021 and August 2022, respectively. Mr. Xu has over 25 years’ experience in business and corporate management. He served as vice general manager and general manager of Beijing Weiqi Technologies Co. Ltd, which is the initial name of Beijing Lobo from July 2016 to June 2019 and from June 2021 to present successively. He served as vice general manager of Changzhou Hengmao Power Technology Co., Ltd, a subsidiary of EZGO Technologies Ltd (NASDAQ: EZGO) which mainly produce lithium batteries from July 2019 to May 2021. Prior that, Mr. Xu served as deputy manager at Tantech Holdings Ltd. (NASDAQ: TANH) from November 2012 to May 2016, vice president at Hangzhou B-Soft Group Co., Ltd., a listed Company (300451.SZ) in China from November 2008 to October 2012, vice president of Hangzhou Wealthford Investment Management Co., Ltd. from October 2002 to October 2008, a senior manager at Zhejiang Mobile Communication Co., Ltd., a subsidiary of China Mobile (00941.HK) from September 1997 to September 2002, a senior manager at Zhejiang Nantian Post and Telecommunications Co., Ltd. from October 1995 to August 1997. Prior to that, Mr. Xu worked as a lecturer at Zhejiang University from February 1992 to September 1995 and Zhejiang Shuren University from October 1990 to January 1992. From September 1983 to July 1987, Mr. Xu studied in Suzhou University of Science and Technology majoring in history and received his Bachelor’s degree. From September 1987 to July 1990, he studied in Northeast Normal University and received his Master’s degree in history. He also obtained his second Master’s degree in total quality management from the Hong Kong Polytechnic University in July 2001. Mr. Xu co-authored the industry standard T / CES 065-2021 Technical Specification for Conductive Intelligent Fast Charger Of Electric Bicycle, and T/CES 161-2022 Technical Specification for wheeled service robot with vehicle functions which were launched by the China Electrotechnical Society in September 2021 and December 2022 respectively.

Tong Zhu Ms. Zhu has been our CFO since December 2022. Ms. Zhu has more than 25 years’ experience in accounting and finance. From March 2016 to October 2022, Ms. Zhu served as CFO of Dandehill Supply Chain Co., Ltd., a supply chain company. From February 2006 to November 2015, Ms. Zhu served as various roles with Caterpillar Inc. (NYSE: CAT), where she gained solid experience in manufacturing management accounting. From August 2004 to October 2005, Ms. Zhu worked as an accountant with Fleishman Hillard (NYSE: OMC) in Australia. Ms. Zhu is a Certified Public Accountant of Australia and a Certified Internal Auditor. Ms. Zhu received her Bachelor’s degree in Finance from Shandong University of Finance and Economics in 1996 and her Master’s degree in Accounting from Macquarie University, Sydney in 2004.

Jiancong Cai Mr. Cai has been our chief operating officer since August 2022. Prior that, he has been the general manager & executive director of Guangzhou Zhongke Car-Link Technologies Ltd, the former name of Guangzhou Lobo, since June 2019. He also served as the general manager of Beijing Weiqi Technologies Co., Ltd, the former name of Beijing LOBO, from May 2019 to May 2021. Mr. Cai served as the general manager of the overseas businesses department and the general manager in Guangzhou Flyaudio Car Audio Co., Ltd from March 2013 to May 2019 successively. He served as general manager of TCL (Vietnam) Co., Ltd. a subsidiary of TCL Science and Technology Group Co., Ltd, a listed company (000100.SZ) in China from February 2012 to January 2013, marketing director of TCL Electronics Holdings Limited, a company listed in Hong Kong (01070.HK) from August 2009 to January 2012. From September 2005 to July 2009, he studied in Nantong University majoring in Applied Physics and received his Bachelors of Science Degree. From September 2014 to July 2016, Mr. Cai studied in Jinan University and received his Master’s Degree in Public Administration. He is a seasoned veteran in the field of consumer electronics and automotive electronics with global perspective of management and operations.

Zhaohui Randall Xu Professor Xu serves as our independent Director. He is a seasoned expert in financial reporting & management and SEC regulations compliance with rich knowledge and hands-on experience with U.S. securities law and Nasdaq and NYSE rules. He has had experience in mergers & acquisitions transactions, equity and debt financing. He has been serving as a Professor of Accounting at the University of Houston-Clear Lake since August 2007. He served as senior financial advisor to Kaixin Auto Holdings (NASDAQ: KXIN) from November 2019 to December 2021, and has been serving as a Director of Investor Relations of Renren Inc (NYSE: RENN) since November 2020. From May 1994 to May 1999, Mr. Xu served as financial manager with Dalian Transportation Co. Ltd. From August 1990 to April 1994, he served as business analyst with Jinshi International Trading Co. Ltd. From August 1986 to July 1990, he studied in Luoyang Foreign Languages Institute and got his bachelor degree majoring in English. He received his MBA & Master of Accounting in Tulane University in May 2002. From August 2003 to July 2007, he studied in University of Alabama and received his Ph.D. in Accounting. He has obtained his U,S. CPA License from Delaware and Colorado in December 2002. Professor Xu is a member of Financial Executives International, a member of American Accounting Association and a member of AICPA.

Ye Ren Ms. Ren serves as our independent Director. From August 2019 to March 2022, Ms. Ren served as Chief Financial Officer of CN Energy Group Ltd. (NASDAQ: CNEY) where she was responsible for budget and financial regulation compliance. From April 2017 to July 2018, Ms. Ren served as the Deputy Finance Manager of Zhejiang Yongning Pharmaceutical Co., Ltd., where she was responsible for the department budget and internal control. From December 2014 to March 2017, Ms. Ren served as an Assistant to the Chief Financial Officer of Tantech Holdings Ltd. (NASDAQ: TANH). From October 2013 to November 2015, Ms. Ren served as a Senior Auditor of Pan-China Certificated Public Accountants LLP. Ms. Ren obtained her bachelor’s degree in Accounting with minor major in accounting from George Fox University in 2010 and her master’s degree in Accounting from the University of South Carolina in 2013.

Harry D. Schulman Mr. Schulman serves as our independent Director. Over the past 20 years, he has served on multiple boards of public and private companies. Mr. Schulman has served as CEO of HD Schulman Int’l Trading LLC, a consumer product company since January 2020. He has served as a board member and the chair of Audit Committee of Infobird Company Ltd (NASDAQ: IFBD) since June 2020. Since November 2019, he has served as a board member of Bright Mountain Media Inc, a public digital media marketing company. Since August 2016, he has served as a managing partner of Hair Clinical LLC. He served as an operating partner in Baird Capital Partners, a private equity and venture capital firm from 2008 to 2014, during which he served on the board and advisory board of various companies that Baird Capital Partners invested in. From 2008 to 2010, he served as a director and chairman of the audit committee of Hancock Fabrics, Inc. From 2009 to 2016, he served as the chairman of the advisory board of O2 Media, Inc., a direct to consumer and B to B marketing firm. From 1989 to 2007, he served as the VP, CFO, COO and CEO of Applica, Inc., a manufacturer and marketer of small household appliances, successively. From 1987 to 1988, he served as a SVP and general manager of Medical Insurance Administrators, Inc. which is a nationally known third party administrator of health insurance plans. From 1983 to 1987, he served as a VP of Baring Industries, Inc., an institutional food service and laundry equipment designer and dealer. From 1975 to 1983, he was a controller, secretary and treasurer of Societe Generale de Belgique, Sibeka Group, an industrial diamond and mining tool manufacturer. Mr. Schulman received his Bachelor’s Degree in Business Administration in July 1973 from University of Dayton and obtained his Master’s Degree in Business from University of Miami, Florida in July 1983.

Employment Agreements and Director Agreements

We have entered into employment agreements with each of our executive officers, pursuant to which such individuals have agreed to serve as our executive officers for a period of 3 years from the commencement of trading of our Ordinary Shares on Nasdaq. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 3 months’ advance written notice. Each executive officer may resign at any time upon 3 months’ advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of the employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

Family Relationships

There are no family relationships or other arrangements among our directors and executive officers.

Board of Directors

Composition of our Board of Directors

Our board of directors consists of four directors. A director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

Our board of directors currently consists of one director and three independent directors. Our board of directors has determined that each of Professor Xu, Ms. Ren, and Mr. Schulman is an “independent director” as defined under the Nasdaq rules. Our board of directors is composed of a majority of independent directors.

A director is not required to hold any of our shares to qualify to serve as a director.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee consists of our three independent directors and is chaired by Professor Xu. We have determined that Professor Xu satisfies the requirements of Section 303A of the Corporate Governance Rules/Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Professor Xu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing; and

●	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee.

Our compensation committee consists of our three independent directors and is chaired by Ms. Ren. We have determined that Ms. Ren satisfies the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;

●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	reviewing executive officer and director indemnification and insurance matters; and

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee consists of our three independent directors, and will be chaired by Mr. Schulman. We have determined that Mr. Schulman satisfies the “independence” requirements of Rule5605(c)(2) of the Listing Rules of Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experiences, expertise, diversity and availability of service to us;

●	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NASDAQ rules, or otherwise considered desirable and appropriate;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	evaluating the performance and effectiveness of the board as a whole.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Duties of Directors

Under British Virgin Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	executing checks, promissory notes and other negotiable instruments on behalf of the Company;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Under BVI law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. You should refer to “Description of Share Capital – Differences in Corporate Law” for additional information on the standard of corporate governance under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or extraordinary general meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We intend to follow Nasdaq listing rules and will not rely on our home country’s corporate governance practices within two years of the completion of our initial public offering.

Although we are permitted to follow certain corporate governance rules that conform to British Virgin Islands requirements in lieu of Nasdaq Rule 5600 Series and Rule 5250(d), we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

We may also be eligible to utilize the controlled Company exemptions under the Nasdaq corporate governance rules if more than 50% of our voting power is held by an individual, a group or another Company. Pursuant to the Nasdaq corporate governance rules, in order for a group to exist, such shareholders must have publicly filed a notice that they are acting as a group (i.e., a Schedule 13D).

Clawback Policy

The board of directors adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. Refer to Exhibit 97.1 of this Annual Report for the Company’s Clawback Policy.

B.	Compensation

For the years ended December 31, 2023, 2022, and 2021, we paid an aggregate of approximately $42,000, $20,000, and $15,100, respectively, in cash and benefits to our executive officers. We do not have a share incentive program to provide for grants of awards to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Equity Incentive Plan

We have not granted any equity awards to our directors or executive officers during the fiscal year ended December 31, 2023 and 2022.

Incentive Compensation

We do not maintain any cash incentive or bonus programs and did not maintain any such programs during the year ended December 31, 2023 and 2022.

Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended December 31, 2023:

Name	Fees Earned in Cash	All Other Compensation	Total
Huajian Xu	$8,400	$0	$7,700
Jiancong Cai	$10,700	$0	$10,300
Tong Zhu	$25,000	$0	$ 24,000

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended December 31, 2022.

Name	Fees Earned in Cash	All Other Compensation	Total
Huajian Xu	$8,900	$0	$8,900
Jiancong Cai	$8,900	$0	$8,900
Tong Zhu	$2,200	$0	$2,200

C.	Board Practices

Please refer to “Item 6 Directors, Senior Management And Employees – A. Directors and Officers.”

D.	Employees

Employees

We had 85 full-time employees as of December 31, 2023. We also hire independent contractors in our manufacturing segment.

The following table provides the number of our full-time employees by function, as of December 31, 2023

Function	Number of Full-Time Employees
Research and Development	16
Business and Marketing	46
Administrative, Human Resources and Finance	23
Total	85

As of December 31, 2023, we had 63 personnel working on the assembly and production lines. The following table provides the number of personnel working on the assembly and production lines outsourced from third parties by location as of December 31, 2023. The exact number is subject to changes based on our daily operations and orders.

Location	Number of Outsourced Independent Contractors
Beijing LOBO	20
Tianjin LOBO	26
Wuxi Jinbang	17

As required by the PRC laws, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance and medical insurance. We are required under PRC law to make contributions monthly at specified percentages of the salaries, bonuses and certain allowances of our PRC-based full-time employees, up to maximum amounts specified by applicable local governments.

We enter into employment contracts and standard confidentiality and intellectual property agreements with our key employees. We believe that maintaining good working relationships with our employees is essential, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares by:

●	each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our current executive officers and directors; and

●	all executive officers and directors of the Company as a group.

The beneficial ownership of ordinary shares of the Company is based on 8,180,000 ordinary shares issued and outstanding as of April 30, 2024.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within sixty (60) days.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our ordinary shares beneficially owned by them, subject to applicable community property laws. Any shares of our ordinary shares subject to options or warrants exercisable within 60 days of the consummation of this annual report are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owners(1)	Number	%
Directors and Executive Officers:
Huajian Xu (3)	3,704,320	47.61%
Tong Zhu	-	-
Jiancong Cai	640,000	8.23%
Zhaohui Randall Xu	-	-
Ye Ren	-	-
Harry D. Schulman	-	-
All directors, director nominees, and executive officers as a group (6 persons)	4,344,320	55.84%
5% shareholders:
Jiancong Cai	640,000	8.23%
Wealthford Capital Ltd. (2)	3,704,320	47.61%
Huiyan Xie	640,000	8.23%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd, Xinwu District, Wuxi, Jiangsu, People’s Republic of China, 214111.

(2)	3,704,320 Ordinary Shares directly held by Wealthford Capital Ltd. of which our Chief Executive Officer is the 90% shareholder and holds the voting and dispositive power over the Ordinary Shares held by such entity.

(3)	Huajian Xu, our Chief Executive Officer, is the 90% shareholder of Wealthford Capital Ltd. and holds the voting and dispositive power over the Ordinary Shares held by such entity.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”

B.	Related Party Transactions

The following is a list of related parties with which the Company has transactions since December 31, 2019:

	Name	Relationship
(a)	Jiancong Cai	Deputy General Manager/ 10% shareholder the Company
(b)	Huiyan Xie	10% shareholder of the Company
(c)	Huajian Xu	CEO of the Company
(d)	Xing Xia	Deputy General Manager/ 15% shareholder of Wuxi Jinbang
(e)	Jiangsu Zhihe New Energy Technology Co., Ltd.	Xing Xia (d) holds 49% of the company’s shares and serves as a supervisor.
(f)	Pingyi Xu	Huajian Xu (c)’s son
(g)	Linhui He	Jiancong Cai (a)’s wife
(i)	Wealthford Capital Ltd.	57.88% shareholder of the Company
(j)	Hangzhou Zhiyi Digital Technology Co., Ltd.	Pingyi Xu (f) holds 90% of the company’s shares and serves as a legal representative; Huajian Xu (c) holds 10% of the company’s shares.
(k)	Qianlimu (Shiyan) Technology Co., LTD	Hangzhou Zhiyi Digital Technology Co., Ltd. (j) holds 70% of the company’s share

Amounts due from related parties

As of December 31, 2023, amounts due from related parties, consisted of the following:

					Exchange
		December 31,		Received	Rate	December 31,
		2019	Provided	Repayment	Translation	2020
Amounts due from related parties
(b)	Huiyan Xie	$20,698	$6,108,447	$(5,552,765)	$33,678	$610,058
(c)	Huajian Xu	-	66,409	-	3,860	70,269
(d)	Xing Xia	1,207,345	2,667,754	(1,977,521)	120,935	2,018,513
(e)	Jiangsu Zhihe New Energy Technology Co., Ltd.	22,471	8,690	-	2,010	33,171
Total amounts due from related parties		$1,250,514	$8,851,300	$(7,530,286)	$160,483	$2,732,011

					Exchange
		December 31,		Received	Rate	December 31,
		2020	Provided	Repayment	Translation	2021
Amounts due from related parties
(a)	Jiancong Cai	$-	$331,471	$(174,520)	$1,926	$158,877
(b)	Huiyan Xie	610,058	13,834,408	(13,324,865)	20,842	1,140,443
(c)	Huajian Xu	70,269	-	(4,561)	1,680	67,388
(d)	Xing Xia	2,018,513	3,718,728	(4,493,123)	38,770	1,282,888
(e)	Jiangsu Zhihe New Energy Technology Co., Ltd.	33,171	313,090	(346,643)	382	-
Total amounts due from related parties		$2,732,011	$18,197,697	$(18,343,712)	$63,600	$2,649,596

					Exchange
		December 31,		Received	Rate	December 31,
		2021	Provided	Repayment	Translation	2022
Amounts due from related parties
(a)	Jiancong Cai	158,877	4,136,951	(3,625,974)	(24,545)	645,309
(b)	Huiyan Xie	1,140,443	9,140,841	(9,363,654)	(81,310)	836,320
(c)	Huajian Xu	67,388	217,355	(280,679)	(4,064)	-
(d)	Xing Xia	1,282,888	6,039,982	(5,169,249)	(118,811)	2,034,810
Total amounts due from related parties		$2,649,596	$19,535,129	$(18,439,556)	$(228,730)	$3,516,439

					Exchange
		December 31,		Received	Rate	December 31,
		2022	Provided	Repayment	Translation	2023
Amounts due from related parties
(a)	Jiancong Cai	$645,309	$-	$(628,568)	$(16,741)	$-
(b)	Huiyan Xie	836,320	12,261,386	(13,075,865)	(21,841)	-
(d)	Xing Xia	2,034,810	4,635,445	(6,615,184)	(55,071)	-
Total amounts due from related parties		$3,516,439	$16,896,831	$(20,319,617)	$(93,653)	$-

The balance mainly represented the interest-free loans receivable from the shareholders and related entity. The amounts due from our COO, Jiancong Cai, shareholders Huiyan Xie and Xing Xia have been fully repaid to the Company. As of December 31, 2023, our COO, Jiancong Cai, shareholders Huiyan Xie and Xing Xia have repaid all the loans due to the company.

Amount due to Related Parties

As of December 31, 2023, amounts due to related parties consisted of the following:

					Exchange
		December 31,			Rate	December 31,
		2019	Borrowed	Repaid	Translation	2020
Amounts due to related parties
(a)	Jiancong Cai	$5,688	$35,735	$(29,825)	$147,361	$158,959
(b)	Huiyan Xie	-	146,573	-	-	146,573
(c)	Huajian Xu	305,237	146,637	(307,784)	529,006	673,096
(d)	Xing Xia	-	673,096	-	(673,096)	-
(f)	Pingyi Xu	-	4,167	-	170,048	174,215
(g)	Linhui He	50,723	16,525	(65,007)	578	2,819
Total amounts due to related parties		$361,648	$1,022,733	$(402,616)	$173,897	$1,155,662

					Exchange
		December 31,			Rate	December 31,
		2020	Borrowed	Repaid	Translation	2021
Amounts due to related parties
(a)	Jiancong Cai	$158,959	$-	$(12,464)	$142	$146,637
(b)	Huiyan Xie	146,573	-	-	-	146,573
(c)	Huajian Xu	673,096	-	-	-	673,096
(f)	Pingyi Xu	174,215	-	(4,460)	51	169,806
(g)	Linhui He	2,819	2,559	(2,851)	64	2,591
Total amounts due to related parties		$1,155,662	$2,559	$(19,775)	$257	$1,138,703

					Exchange
		December 31,			Rate	December 31,
		2021	Borrowed	Repaid	Translation	2022
Amounts due to related parties
(a)	Jiancong Cai	$146,637	-	-	-	$146,637
(b)	Huiyan Xie	146,573	-	-	-	146,573
(c)	Huajian Xu	673,096	519,515	-	-	1,192,611
(f)	Pingyi Xu	169,806	-	-	-	169,806
(g)	Linhui He	2,591	-	(2,454)	(137)	-
Total amounts due to related parties		$1,138,703	$519,515	$(2,454)	$(137)	$1,655,627

					Exchange
		December 31,			Rate	December 31,
		2022	Borrowed	Repaid	Translation	2023
Amounts due to related parties
(e)	Jiancong Cai	$146,637	$3,194,892	$(3,187,141)	$(412)	$153,976
(f)	Huiyan Xie	146,573	374,475	(146,573)	-	374,475
(g)	Huajian Xu	1,192,611	955,107	(1,291,420)	(231)	856,068
(h)	Pingyi Xu	169,806	-	(169,806)	-	-
(d)	Xing Xia	-	286,852	-	-	286,852
Total amounts due to related parties		$1,655,627	$4,811,327	$(4,794,940)	$(643)	$1,671,371

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B.	Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares are listed on the Nasdaq Capital Market under the symbols “LOBO.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbols “LOBO.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this Report, we are authorized to issue a maximum of 50,000,000 shares with a par value of $0.001 per share. As of April 30, 2024, there were 8,180,000 ordinary shares outstanding.

B.	Memorandum and Articles of Association

We are a British Virgin Islands company incorporated under the laws of the British Virgin Islands and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the British Virgin Islands.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office

Our registered office is at Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

The following includes a summary of the terms of the ordinary shares based on our Amended and Restated Memorandum and Articles of Association and British Virgin Islands law. According to our Amended and Restated Memorandum and Articles of Association, the authorized share capital is $50,000 divided into 50,000,000 ordinary shares of par value of $0.001 each.

General. LOBO’s authorized share capital is US$50,000 divided into 500,000,000 ordinary shares, with a par value of US$0.0001 each. Holders of ordinary shares have the same rights. All of our outstanding ordinary shares are fully paid and non-assessable. To the extent they are issued, certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their ordinary shares. Our Memorandum and Articles of Association do not provide for pre-emptive rights.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our Memorandum and Articles of Association provide that dividends may be declared and paid at such time, and in such an amount, as the directors determine subject to their being satisfied that the Company that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due. Holders of ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote for each ordinary share registered in his or her name on our register of members. Holders of ordinary shares shall at all times vote together on all resolutions submitted to a vote of the members. At any meeting of the Members, the chairman of such meeting is responsible for deciding such matters as he considers appropriate and whether any resolution proposed has been carried or not.

Meetings. We must provide written notice of all meetings of shareholders, stating the time, date and place and, in the case of a general meeting of shareholders, the purpose or purposes thereof, at least seven days before the date of the proposed meeting. Our board of directors shall call a general meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a general meeting of shareholders on its own motion. At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the issued ordinary shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the ordinary shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles of Association to be present in person if represented by its duly authorized representative. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were one of our individual shareholders.

Transfer of Ordinary Shares. Under the BVI Act, the transfer of a registered share which is not listed on a recognized exchange is by a written instrument of transfer signed by the transferor and containing the name of the transferee. However, the instrument must also be signed by the transferee if registration would impose a liability on the transferee to the Company. The instrument of transfer must be sent to the Company for registration. The transfer of a registered share is effective when the name of the transferee is entered in the register of members. The entry of the name of a person in the Company’s register of members is prima facie evidence that legal title in the share vests in that person.

The procedure is different for the transfer of shares that are listed on a recognized exchange. Such shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on the recognized exchange and subject to the Company’s amended and restated memorandum and articles of association.

Liquidation. As permitted by BVI law and our Memorandum and Articles of Association, the Company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Act, by a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders. On a liquidation, on winding up or other return of assets of the Company to shareholders (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors on the terms established at the time of the issuance of such shares or as otherwise agreed, make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued ordinary shares have been fully paid in accordance with the terms of its issuance and subscription, the board of directors shall not have the right to make calls on such fully paid ordinary shares and such fully paid ordinary shares shall not be subject to forfeiture.

Redemption of Ordinary Shares. The BVI Act and our Articles of Association permit us to purchase our own shares with the prior written consent of the relevant shareholders, a resolution of directors and in accordance with applicable law.

Variation of Rights of Shares. All or any of the rights as specified in the Memorandum may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50% of the holders of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of books and records.

Under the BVI Act, holders of our ordinary shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, as amended and restated from time to time; (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders. There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of Additional Shares. Our Memorandum and Articles of Association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, provided that such issuance does not exceed the maximum number of shares the Company is authorized to issue.

Register of Members

Under the BVI Act we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, a statement of the number and class of shares held by each member;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under the BVI Act, the register of members of our Company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the BVI Act to have legal title to the shares as set against its name in the register of members. We will perform the procedure necessary to update the register of members to record and give effect to the issuance of shares by us to the transfer agent. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our Company, the person or member aggrieved (or any member of our Company or our Company itself) may apply to the High Court of the British Virgin Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the BVI Act applicable to us and for illustrative purposes only, the Delaware Corporation Law, which governs companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. Under the BVI Act two or more companies, each a “constituent Company”, may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the Memorandum or Articles of Association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI. A shareholder may dissent from a mandatory redemption of his shares pursuant to an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days immediately following the date of the shareholders’ approval. These shareholders then have 20 days from the date of such notice to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits.

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below.

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of Directors and Executive Officers and Limitation of Liability. BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy (e.g. for purporting to provide indemnification against civil fraud or the consequences of committing a crime). Under our Memorandum and Articles of Association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we will enter into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, the directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In exercising the powers of a director, the directors ensure neither they nor the company acts in a manner which contravenes the BVI Act or our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A general meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling general meetings.

British Virgin Islands law and our Articles of Association provide that shareholders holding 30% or more of the voting rights entitled to vote on any matter for which a meeting is to be converted may request that the directors shall requisition a shareholder’s meeting. As a British Virgin Islands Company, we are not obliged by law to call shareholders’ annual general meetings, but our Memorandum and Articles of Association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the British Virgin Islands but our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Memorandum and Articles of Association, directors may be removed with or without cause, by a resolution of our shareholders called for the purpose of removing the director or for purposes including the removal of the director. Directors can also be removed by a resolution of directors, with or without cause, passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable statute and our Memorandum and Articles of Association fails to expressly provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders or resolution of directors.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under BVI law and our Memorandum and Articles of Association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our Memorandum and Articles of Association may be amended with a resolution of our shareholders or, subject to certain exceptions, by resolutions of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this Annual Report.

D.	Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the British Virgin Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

E.	Taxation

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our ordinary shares. This summary applies only to U.S. Holders that hold our ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this annual report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	taxpayers subject to the applicable financial statement accounting rules under Section 451(b) of the U.S. Internal Revenue Code

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ordinary shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our ordinary shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ordinary shares. Dividends received on our ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long term if the ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ordinary shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of ordinary shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our ordinary shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our ordinary shares.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to the ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of the ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Risk management overview

The Group has exposure to market risk (including currency risk and interest rate risk), credit risk, liquidity risk, capital risk and commodity price risk. The Group’s exposure to each of these risks, and its objectives, policies and processes for measuring and managing risk are more fully described in the notes to its consolidated financial statements appearing elsewhere in this annual report.

Market Risk

(i)	Currency Risk

While the Group’s reporting currency is the U.S. dollar, almost all of its sales and purchases are denominated in Chinese yuan. As a result, the Group is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and Chinese yuan. If the Chinese yuan depreciates against the U.S. dollar, the value of the Group’s Chinese yuan revenues, earnings and assets as expressed in the Group’s U.S. dollar consolidated financial statements will decline. The Group does not have a policy to hedge its exposure to foreign exchange risk.

(ii)	Interest Rate Risk

The Group is exposed to interest rate risk on its non-current borrowings at variable rates.

The Group’s borrowings at variable rates are denominated mainly in Chinese yuan. For the year ended December 31, 2023 and 2022, the Company incurred interest expense of $7,508 and 16,715, respectively.

Credit risk

The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Group performs ongoing credit evaluation of its counterparties’ financial conditions and generally do not require collateral.

Financial assets are potentially subject to concentrations of credit risk and failures by counterparties to discharge their obligations in full or in a timely manner. These arise principally from cash and cash equivalents, receivables and other financial assets. The maximum exposure to credit risk is the total of the fair value of the financial assets at the end of the reporting year. Credit risk on cash balances with banks and any other financial instruments is limited because the counter-parties are entities with acceptable credit ratings.

Liquidity risk

The Group is exposed to liquidity risk, which is risk that it will be unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Group will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Capital risk

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and a net current asset position to support its business and maximize its shareholders’ value. The capital structure of the Group comprises issued share capital and retained earnings.

The Group manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

The Group is in compliance with all externally imposed capital requirements for the financial years ended December 31, 2023 and 2022.

Commodity Price Risk

As the Group derives part of its revenue from the sales and trading of its circular products, which typically include zinc, precious metals and base metals, the Group is exposed to commodity price risk, which is risk on its financial performance and profitability upon fluctuations in the prevailing market prices of these commodities that are out of its control since they are primarily driven by external market forces.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. — 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-270499), as amended, including the annual report contained therein, which registered 1,380,000 ordinary shares and was declared effective by the SEC on March 20, 2024, for our initial public offering, which closed in March 25, 2024, at an initial offering price of US$4.00 per ordinary share. Kingswood, a division of Kingswood Capital Partners, LLC, acted as representative of the underwriters (the “Representative”), relating to the Company’s IPO.

Our expenses incurred and paid to others in connection with the issuance and distribution of the ordinary shares in our initial public offering totaled US$5.52 million, which included US$386,000 for underwriting discounts and commissions and US$457,000 for other expenses. We received an aggregated net proceeds of approximately US$4.68 million from our IPO, of which US$500,000 is in the escrow account. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others.

None of the net proceeds from the initial public offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the date that the F-1 Registration Statement was declared effective by the SEC to April 30, 2024, we have not used the net proceeds from our initial public offering, and we plan to use the net proceeds as follows:

●	Approximately 40% for upgrade and expansion of manufacturing facilities;

●	Approximately 10% for research and development; and

●	Approximately 50% for working capital.

ITEM 15. CONTROLS AND PROCEDURES

Not required

ITEM 16. [RESERVED]

Not required

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-270499) filed with the SEC on March 6, 2024 and posted a copy of our code of business conduct and ethics on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by TPS Thayer, LLC, our principal external auditor.

	Year Ended December 31,
	2022	2023
Services	USD	USD

Audit Fees(1)	$271,500	$320,000
Total

(1)	Audit Fees. Audit fees mean the aggregate fees for each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

The policy of our audit committee is to pre-approve all professional services provided by TPS Thayer, LLC, including audit and non-audit services. All of the services of TPS Thayer, LLC for 2022 and 2023 described above were in accordance with the audit committee pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None

ITEM 16G. CORPORATE GOVERNANCE

Not required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. A copy of the policy is filed as Exhibit 11.2 hereto.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have established internal policies and processes for identifying, assessing, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct risk assessments to identify cybersecurity threats annually as well as in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we re-design, implement, and maintain reasonable safeguards to mitigate identified risks; reasonably address any identified gaps in existing safeguards; and monitor the effectiveness of our safeguards.. In the absence of sufficient IT talents, we rely on our director, IT manager, and IT vendors, such as Alibaba Cloud and DingTalk systems, to ensure the network security of our company’s information infrastructure, while appointing information security manager specifically responsible for the effectiveness of the company’s information infrastructure

As part of our overall risk management system, we assess our safeguards in collaboration with various functional teams, including Information Security, Information Technology, and train our employees on these safeguards. Personnel at all levels and teams are required to receive periodic security awareness training to ensure that they understand our cybersecurity policies and their roles in protecting our information systems or any information residing therein.

We have a set of company-wide policies and procedures concerning cybersecurity matters that include security risk assessment, identity and access control, vendor security and network security. There are other policies related to cybersecurity involving employees’ use of company equipment and resources, remote work and workplace security and safety. These policies are reviewed periodically and approved by appropriate members of management.

We engage assessors, consultants, and/or other third parties in connection with our risk assessment processes. These service providers assist us to design and implement our cybersecurity policies and procedures, as well as to monitor and test our safeguards. These services include Web Application Penetration Testing, Infrastructure security testing, consultant engagements, incident response preparedness, and vendor security review. We require each third-party service provider to certify that it has the ability to implement and maintain appropriate security measures, consistent with all applicable laws, in connection with the services they provide to us, and to promptly report any suspected breach of its security measures that may affect us.

For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please see Item 3.D. “Risk Factors” of this Annual Report on Form 20-F, including the risk factors titled “Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage user relationships and subject us to significant reputational, financial, legal and operation consequences”.

Cybersecurity Governance

One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors is responsible for oversight of our risk management framework, which is designed to monitor and manage strategic and operational risks. Management is responsible for the day-to-day identification, assessment, and management of risks in our operations, including cybersecurity risks. Our board of directors administers its cybersecurity risk oversight function directly as a whole.

Our infrastructure mainly relies on third party vendors, such as Alibaba Cloud and the Housekeeper system, a standalone version of the ERP system, to prevent network attacks. In order to control the company’s expenses, our daily network operation security is outsourced to an IT consulting company for professional daily maintenance. The administrative approval system relies on DingTalk, and we have reason to believe in the quality of services provided by large third-party service providers to protect the security of the company’s information infrastructure.

Our director and CEO Mr. Xu has experiences in IT industry and he and IT manager oversee our cybersecurity policies and processes, including those described in “Risk Management and Strategy” above. The processes by which our IT manager is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents include the following: tabletop exercises, vulnerability management programs, internal & external security risk assessments, threat modeling processes of new services, third party security risk functions, incident response processes, phishing awareness programs, and additional control validation services.

Our IT manager reports to our CEO on needed basis or at least annually regarding the company’s cybersecurity risks, detection plans and suggestions for any preventive measures as well as contingency plans, any recent cybersecurity incidents, and mitigation and remediation responses. The CEO reports to the board of directors on key cybersecurity risk management topics, as appropriate.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements LOBO Holdings Ltd. are included at the end of this annual report..

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	The Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Company’s current report on Form 6-K (File No. 001-41981) filed with the SEC on March 25, 2024.
2.1	Form of the Representative’s Warrants (incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 6-K (File No. 001-41981) filed with the SEC on March 25, 2024.
2.2*	Description of Securities registered under Section 12 of the Exchange Act.
4.1	Form of Employment Agreement (incorporated by reference to Exhibit 10.10 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.2	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.11 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.2	Translation of House Lease Contract dated January 5, 2022 entered by and between Guangzhou New Technology Institute and Guangzhou LOBO (incorporated by reference to Exhibit 10.2 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.3	Translation of Leasing Contract entered by Tianjin Junli Electric Vehicle Co., Ltd. and Beijing LOBO (incorporated by reference to Exhibit 10.3 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.4	Translation of House Lease Contract entered by Beijing Chuangfu Spring Business Service Co., Ltd. and Beijing LOBO (incorporated by reference to Exhibit 10.4 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.5	Translation of Office Building Lease Contact dated March 30, 2022, entered by Tianjin Youdatong Operation Management Co., Ltd and Tianjin Bibosch (incorporated by reference to Exhibit 10.5 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.6	Translation of Plant Lease Contract dated December 20, 2021 entered by Tianjin Youdatong Operation Management Co., Ltd. and Tianjin Bibosch (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.7	Translation of Office Building Lease Contract entered by Tianjin Youdatong Operation Management Co., Ltd. and Tianjin LOBO (incorporated by reference to Exhibit 10.7 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.8	Translation of Lease Contact entered by Wuxi Software Industry Development Co., Ltd. and Jiangsu LOBO (incorporated by reference to Exhibit 10.8 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.9	Translation of House Lease Contact entered by Sichuan Yuanxing Rubber Co., Ltd. and Wuxi Jinbang (incorporated by reference to Exhibit 10.9 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.10	Translation of Plant Lease Agreement entered by Tianjin Golden Wheel Bicycle (Group) Co., Ltd. and Beijing LOBO dated June 24, 2023 (incorporated by reference to Exhibit 10.12 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.11	Translation of Shares Transfer Agreement dated December 12, 2021 (incorporated by reference to Exhibit 10.13 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.12	Translation of Supplement Agreement to the Shares Transfer Agreement dated March 18, 2023 (incorporated by reference to Exhibit 10.14 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
11.2*	Insider Trading Policy
12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
21.1*	List of Principal Subsidiaries.
97.1*	Clawback Policy.

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

LOBO EV TECHNOLOGIES LTD.

April 30, 2024	By:	/s/ Huajian Xu
	Name:	Huajian Xu
	Title:	Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Lobo EV Technologies Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lobo EV Technologies Ltd and subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2023 in conformity with U.S generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provided a reasonable basis for our opinion.

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2021.

Sugar Land, Texas

April 30, 2024

LOBO EV TECHNOLOGIES LTD

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars except for number of shares)

	As of
	December 31,	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$470,335	$182,829
Accounts receivable, net	2,532,551	3,056,321
Inventories, net	5,737,781	3,814,028
Amounts due from related parties	-	3,516,439
Short-term investments	56,768	24,271
Prepaid expenses and other current assets	7,307,478	3,353,124
Total current assets	16,104,913	13,947,012
Property and equipment, net	1,080,747	1,048,806
Intangible assets, net	1,916,362	1,441,691
Operating lease right-of-use assets, net	569,462	499,949
Total Assets	19,671,484	16,937,458

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$929,816	$1,795,420
Advances from customers	1,555,424	159,844
Other current payables	370,913	684,971
VAT payable	6,078,846	4,856,716
Taxes payable	2,372,646	1,921,825
Amounts due to related parties	1,671,371	1,655,627
Short-term Loan	-	202,981
Operating lease liabilities, current	362,720	218,011
Total current liabilities	13,341,736	11,495,395
Long-term Loan	140,847	-
Operating lease liabilities, non-current	298,961	314,391
Other payables	11,320	48,064
Total liabilities	13,792,864	11,857,850

Commitments and contingencies

Equity:
Common stock (par value of $0.001 per share, 50,000,000 shares authorized, 6,400,000 issued and outstanding, as of December 31, 2022 and 2023, respectively)	6,400	6,400
Additional paid-in capital	3,013,333	3,013,333
Retained earnings	2,490,044	1,619,682
Accumulated other comprehensive income	(377,790)	(194,900)
Statutory reserve	521,566	422,330
Total LOBO EV Technologies LTD’s shareholders’ equity	5,653,553	4,866,845
Non-controlling interest	225,067	212,763
Total Equity	5,878,620	5,079,608

Total Liabilities and Equity	$19,671,484	$16,937,458

The accompanying notes are an integral part of these consolidated financial statements.

LOBO EV TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. dollars except for number of shares)

	For the year ended
	December 31,
	2023	2022	2021
Revenues	$15,474,918	$18,298,565	$14,128,459
Cost of revenues	13,266,821	15,273,181	11,197,314
Gross Profit	2,208,097	3,025,384	2,931,145

Operating expenses
Selling and marketing expenses	610,487	585,772	316,457
General and administrative expenses	516,187	690,763	324,702
Research and development expenses	262,375	227,555	53,139
Total operating expenses	1,389,049	1,504,090	694,298

Operating income	819,048	1,521,294	2,236,847

Other expenses (income)
Interest expense	7,508	16,715	12,641
Other (income)	(519,784)	(27,949)	(5,680)
Total other (income) expenses, net	(512,276)	(11,234)	6,961

Income before income tax expense	1,331,324	1,532,528	2,229,886
Income tax expense	344,853	417,268	568,005
Net Income	986,471	1,115,260	1,661,881

Net Income	986,471	1,115,260	1,661,881
Less: Net income attributable to non-controlling interest	(16,873)	(42,827)	(13,155)
Net income attributable to LOBO EV Technologies LTD	969,598	1,072,433	1,648,726

Net Income	986,471	1,115,260	1,661,881
Foreign currency translation adjustments	182,890	348,963	(61,220)
Foreign currency translation adjustments for non-controlling interest	4,569	10,651	(2,800)
Comprehensive income attributable to LOBO EV Technologies LTD	$1,173,930	$1,474,874	$1,597,861

Net income per share, basic and diluted	$0.15	$0.17	$0.26
Weighted average shares outstanding, basic and diluted	6,400,000	6,400,000	6,400,000

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars except for number of shares)

							Accumulated
	Common Stock		Subscription	Additional Paid In	Statutory	Retained	Other Comprehensive	Total Shareholders’	Non-controlling	Total
	Shares	Amount	Receivable	Capital	Reserve	Earnings	(Loss)/Income	Equity	Interest	Equity
Balance at, December 31, 2020	6,400,000	6,400	(5,700)	773,654	123,477	(802,624)	92,843	188,050	164,632	352,682
Net income	-	-	-	-	-	1,648,726	-	1,648,726	13,155	1,661,881
Appropriation of statutory reserve	-	-	-	-	168,122	(168,122)	-	-	-	-
Foreign currency translation adjustments	-	-	-	-		-	61,220	61,220	2,800	64,020
Capital contribution	-	-	-	1,036,811	-	-	-	1,036,811	-	1,036,811
Balance at, December 31,2021	6,400,000	6,400	(5,700)	1,810,465	291,599	677,980	154,063	2,934,807	180,587	3,115,394
Net income	-	-	-	-	-	1,072,433	-	1,072,433	42,827	1,115,260
Appropriation of statutory reserve	-	-	-	-	130,731	(130,731)	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	(348,963)	(348,963)	(10,651)	(359,614)
Capital contribution	-	-	5,700	1,202,868	-	-		1,208,568	-	1,208,568
Balance at, December 31,2022	6,400,000	$6,400	$-	$3,013,333	$422,330	$1,619,682	$(194,900)	$4,866,845	$212,763	$5,079,608
Net income	-	-	-	-	-	969,598	-	969,598	16,873	986,471
Appropriation of statutory reserve	-	-	-	-	99,236	(99,236)	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	(182,890)	(182,890)	(4,569)	(187,459)
Balance at, December 31,2023	6,400,000	$6,400	$-	$3,013,333	521,566	2,490,044	(377,790)	5,653,553	225,067	5,878,620

The accompanying notes are an integral part of these consolidated financial statements.

LOBO EV TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars except for number of shares)

	For the year Ended December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$986,471	$1,115,260	$1,661,881
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and amortization	722,778	347,189	121,875
Gain on disposal of property and equipment	-	-	(3,168)
Loss on change in fair value of short-term investments	13,319	-	-
Gain on sale of long-term investments	-	(14,861)	-
Amortization of operating lease Right-of-use assets, nets	181,791	230,305	111,826
Changes in Operating Assets and Liabilities
Accounts receivable	437,684	(1,750,083)	(1,126,425)
Inventories	(2,038,096)	(2,026,214)	370,970
Prepaid expenses and other current assets	(4,021,436)	(2,070,066)	(842,358)
Accounts payable	(816,530)	860,369	(473,991)
Advance from customers	1,409,334	(82,999)	(446,830)
Other current payables	(42,482)	178,113	118,740
VAT payable	1,222,130	1,220,419	1,756,920
Taxes payable	649,355	938,977	712,439
Operating lease Liabilities	(120,936)	(128,068)	(175,608)
Net cash (used in) provided by operating activities	(1,416,618)	(1,181,659)	1,786,271

CASH FLOWS FROM INVESTING ACTIVITIES
Interest-free loan to related parties	(16,896,831)	(19,535,129)	(18,197,697)
Interest-free loan repaid by related parties	20,319,617	18,439,556	18,343,712
Proceeds from sale of property and equipment	-	-	23,321
Purchase of short-term investment	(70,275)	-	-
Purchase of long-term investment	-	-	(1,550,195)
Proceeds from sale of long-term equity investments	-	1,500,966	-
Purchase of property and equipment	(314,197)	(777,994)	(10,974)
Cash paid for capitalized software development cost	(985,995)	(608,806)	(1,083,499)
Additional consideration paid for Reorganization	(1,437,646)	-	-
Net cash provided by (used in) investing activities	614,673	(981,407)	(2,475,332)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds of interest-free loan from related parties	4,811,327	519,515	2,559
Repayments of interest-free loan to related parties	(3,658,828)	(2,454)	(19,775)
Repayments of short-term borrowings	(197,715)	-	-
Proceeds of long-term borrowings	141,225	-	217,027
Proceeds from short-term loan	-	-	-
Proceeds from additional paid in capital	-	1,208,568	1,036,811
Net cash provided by financing activities	1,096,009	1,725,629	1,236,622

Effect of exchange rate changes on cash and cash equivalents	(6,558)	6,258	(3,573)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	287,506	(431,179)	543,988
CASH AND CASH EQUIVALENTS, beginning of period	182,829	614,008	70,020
CASH AND CASH EQUIVALENTS, end of period	$470,335	$182,829	$614,008

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Income taxes	$(239)	$-	$(568,005)
Interest	$408	$(16,715)	$(12,641)

NON-CASH TRANSACTIONS
Addition of Right-of-use assets, nets	$273,334	$575,581	$149,217
Liabilities incurred for purchase of property and equipment	$-	$162,411	$-

The accompanying notes are an integral part of these consolidated financial statements.

LOBO EV TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Lobo EV Technologies Ltd. (“LOBO”) was incorporated as an exempted holding company under the laws of the British Virgin Islands on October 25, 2021. LOBO does not conduct any substantive operations on its own, but instead conducts its business operations through its wholly-owned subsidiary in the People’s Republic of China (the “PRC”) and the subsidiary of such entity. LOBO and its subsidiaries are hereinafter collectively referred to as “the Company”. LOBO is an innovative electric vehicles manufacturer and seller. LOBO designs, develops, manufactures and sells e-bicycles, e-mopeds, e-tricycles, and electric four-wheeled shuttles, through its indirectly wholly-owned subsidiaries, Jiangsu LOBO, Beijing LOBO, Guangzhou LOBO, Tianjin LOBO, Tianjin Bibosch and Wuxi Jinbang. LOBO also provides software solutions for automotive electronics, such as interactive multimedia software systems, multifunctional rear-view mirrors, and dash cams. As described below, LOBO, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries. Accordingly, these consolidated financial statements reflect the historical operations of the Company as if the current organization structure had been in existence throughout the periods presented.

Reorganization

The Reorganization of the Company’s legal structure was completed on March 14, 2022. The Reorganization involved (i) the incorporation of LOBO in the British Virgin Islands as a holding company; (ii) the incorporation of LOBO Holdings Limited in Hong Kong (“LOBO HK”), as a wholly-owned subsidiary of LOBO; (iii) the share transfer of Jiangsu LOBO from Jiangsu LOBO’s shareholders to LOBO HK, resulting in Jiangsu LOBO becoming a wholly-owned subsidiary of LOBO HK in the PRC.

LOBO is a holding company and had not commenced operations until the Reorganization was complete.

During the years presented in these consolidated financial statements, the control of the entities has never changed (always under the control of the PRC Shareholders). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

In March 2023, LOBO HK entered into a supplemental agreement with Jiangsu LOBO’s former shareholders, and agreed the consideration for the share transfer of Jiangsu LOBO to LOBO HK shall be $1,437,646 (RMB 10,000,000), the registered capital amount of Jiangsu LOBO since its incorporation in November 2021. The pro-rata amount to each shareholder of Jiangsu LOBO was documented in the initial share transfer agreement entered in March 2022, when LOBO HK and former Jiangsu LOBO shareholders’ decided the consideration to be zero at the time.

In March 2023, when LOBO HK and former Jiangsu LOBO Shareholders entered into the supplemental agreement, the nature of the share transfer transaction did not change, which is still an acquisition under common control. The supplemental agreement is part of the Reorganization process.

Jiangsu LOBO former shareholders include related parties who are also officers of LOBO under current structure, hence the acquisition was accounted for as common control acquisition in accordance with ASC 805-50-45-5. Under the guidance, the current capital structure has been retroactively presented in prior periods as if such structure existed at that time.

The reorganization has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, and therefore, the consideration amount of $1,437,646 is retrospectively adjusted as of the beginning of the first period presented in the accompanying consolidated financial statements (Retrospective Adjustment -1).

On March 1, 2023, the Company effected a one thousand-for-one subdivision of shares to shareholders, which increased the total number of authorized and issued ordinary shares of 50,000 to 50,000,000, and decreased the par value of ordinary shares from $1 to $0.001. Then the shareholders surrendered a pro-rata number of ordinary shares of 44,300,000 to the Company for no consideration and thereafter cancelled. The surrendered shares have been retrospectively adjusted as of the beginning of the first period presented in the accompanying consolidated financial statements.

On September 15, 2023, the Company issued 700,000 shares on a pro-rata basis to the existing shareholders as stock dividend. The fair value of the stock dividend is determined to be $2,212,000 at $3.16 per ordinary share. As of October 15, 2023, the Company has 50,000,000 ordinary shares authorized, with 6,400,000 ordinary shares issued and outstanding. The stock dividend, all share and per share data as of December 31, 2022, and for the year ended December 31, 2022 are retroactively adjusted (Retrospective Adjustment -2).

LOBO is a holding company and had not commenced operations until the Reorganization was complete.

During the years presented in these consolidated financial statements, the control of the entities has never changed (always under the control of the PRC Shareholders). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

The consolidated financial statements reflect the activities of LOBO and each of the following entities:

			Percentage
	Date of	Place of	of effective
Name	Incorporation	incorporation	ownership	Principal Activities
Wholly owned subsidiaries
LOBO AI Technologies Ltd (LOBO BVI)	October, 2021	BVI	100%	Holding company
LOBO Holdings Ltd (LOBO HK)	November, 2021	HK	100%	Investment holding company
Jiangsu LOBO Electric Vehicle Co. Ltd (Jiangsu LOBO)	November, 2021	PRC	100%	WFOE, a holding company
Beijing LOBO Intelligent Machine Co., Ltd (Beijing LOBO)	August, 2014	PRC	100%	Domestic sales and outsourcing special models of e-bicycle and UVT
Tianjin LOBO Intelligent Robot Co., Ltd (Tianjin LOBO)	October, 2021	PRC	100%	Production of electric bicycles, urban tricycles and elderly scooters
Guangzhou LOBO Intelligent Technologies Co. Ltd (Guangzhou LOBO)	May, 2019	PRC	100%	Software development for automotive electronics
Wuxi Jinbang Electric Vehicle Manufacture Co., Ltd (Wuxi Jinbang)	October, 2002	PRC	85%	Production of electric bicycles and electric moped
Tianjin Bibosch Intelligent Technologies Co., Ltd (Tianjin Bibosch)	March, 2022	PRC	100%	Foreign sales of e-bicycle and UVT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Basis of presentation and principles of consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of LOBO, and its subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

  (b) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including credit loss, the useful lives of property and equipment, impairment of short-term investments, long-term investments and long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

  (c) Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in Hong Kong is the Hong Kong dollars (“HK$”). For the entities whose functional currency is the RMB and HK$, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive loss in the Consolidated Statements of Operations and Comprehensive Income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The Consolidated Balance Sheets amounts, with the exception of equity, on December 31, 2023 and 2022 were translated at RMB7.0999 to $1.00 and RMB6.8972 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to Consolidated Statements of Operations and Comprehensive Income and Cash Flows for the years ended December 31, 2023 and 2022 were RMB7.0809 to $1.00 and RMB6.7290 to $1.00, respectively.

  (d) Fair Value Measurement

The Company applies Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for identical or similar assets and liabilities in active markets or in inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amounts of the Company’s financial instruments approximate their fair values because of their short-term nature. The Company’s financial instruments include cash, short-term investments, accounts receivable, amounts due from related parties, other current assets, amounts due to related parties, accounts payable and other current payables. Short-term investments are recorded at fair value, based on Level 1 inputs as of December 31, 2023 and 2022.

  (e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

  (f) Accounts receivable

Accounts receivable are stated at the original amount less credit losses, if any, based on a review of all outstanding amounts at period end. The Company adopted ASU No. 2016-13, “Financial Instruments – Credit Losses” on January 1, 2023. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends and changes in its customer payment patterns, and concluded that the adoption has no material impact on the consolidated financial statements and did not consider necessary to record credit losses against its accounts receivable as of December 31, 2023 and 2022.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

  (g) Inventories

Inventories, primarily consisting of the raw materials purchased by the Company for battery packs assembling and e-bicycles production, and finished goods including battery packs and e-bicycles, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. There were no write-downs recognized for the inventories for the years ended December 31, 2023 and 2022.

  (h) Short-term investments

Short-term investments include wealth management products as of December 31, 2022. Short-term investments are classified as available for sale, and reported at fair value with unrealized gains and losses included in accumulated other comprehensive income.

Short-term investments include investment in publicly traded stocks as of December 31, 2023. The publicly traded stocks has readily determinable fair values, and are recorded at fair value with changes in fair value recorded in other income in the consolidated statement of operations and comprehensive income.

For the years ended December 31, 2023 and 2022, the Company did not record any impairment on the short-term investment.

  (i) Deferred IPO costs

Deferred IPO costs represent the incremental costs incurred for the Company’s initial public offering (“IPO”). These costs are deferred and will be deducted from the proceeds of the IPO upon the completion of the IPO. Deferred IPO costs primary include professional fees related to the IPO. As of December 31, 2023 and 2022, the deferred IPO costs were $1,282,570 and $797,403, respectively. Deferred IPO costs are included in the Prepaid expenses and other current assets in the Consolidated Balance Sheets.

  (j) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Production line for e-bicycles	5-10 Years
Furniture, fixtures and office equipment	3-5 Years
Vehicles	4-10 Years

  (k) Intangible Assets

We purchase software from third parties and recorded the cost in intangible assets on the consolidated balance sheets.

We amortize the purchased software on a straight-line basis over their estimated useful lives, which is typically 3 years. Amortization expense of Beijing LOBO is included in General and administrative expense, and amortization expense of Guangzhou LOBO is included in cost of revenue on the statements of operations and totaled $468,781 and $184,856 for the years ended December 31, 2023 and 2022, respectively. We evaluate the purchased software for impairment and did not record impairment losses for the years ended December 31, 2023 and 2022. Refer to Note 8 – Intangible Assets for additional information regarding our purchased software.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

  (l) Capitalized Software Development Costs

In accordance with ASC 350-40, Internal-Use Software, the Company capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use when both the preliminary project stage is completed, and it is probable that the software will be used as intended, until the software is available for general release. Capitalized software costs primarily include external direct costs of materials and services utilized in developing or obtaining computer software.

As of December 31, 2022, the software development has not been completed. In 2023, the capitalized software for internal use was completed, the capitalized costs is amortized on a straight-line basis over the estimated useful live of three years. The Company reviews the carrying value for impairment whenever facts and circumstances exist that would suggest that assets might be impaired or that the useful lives should be modified. Refer to Note 8 – Intangible Assets for additional information regarding our capitalized software development costs.

  (m) Impairment of Long-lived Assets

In accordance with ASC Topic 360, Property, Plant, and Equipment, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Company did not record any impairment charge for the years ended December 31, 2023 and 2022.

  (n) Long-term Investment

The Company’s long-term investment includes equity investment without readily determinable fair value.

In January 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-01 Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income.

The Company adopted ASC 321, Investments — Equity Securities in June 2021, when the Company’s subsidiary, Beijing LOBO, invested $1,569,218 (RMB 10,000,000) and held 48.17% equity of an unrelated limited partnership. Beijing LOBO is a limited partner that only bears legal responsibilities limited to the investment amount, and does not execute partnership affairs, nor represent the limited partnership externally. The investee company is not publicly listed, and a quoted market price is not available.

Upon adoption of ASC 321, for this equity investment without readily determinable fair value, the Company elected to use the measurement alternative to measure this investment at cost, minus impairment, if any.

On June 25, 2022, the Company signed a private equity fund transfer agreement with a third party to sell and transfer all the 48.17% equity investment held in an unrelated limited partnership for proceeds of RMB 10.1 million, resulting in a gain on sale of long-term investment of $14,861 included in the other income on the consolidated statement of operations and comprehensive income.

The Company assessed the qualitative factors and determined that there is no impairment loss that should be recognized for the year ended December 31, 2023, 2022 and 2021. As of December 31, 2023, 2022 and 2021, the Company has long-term investment of $0, $0 and $1,569,218.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

  (0) Value Added Tax

LOBO’s China subsidiaries are subject to value-added tax (“VAT”) for providing services and sales of products.

Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other payables. The Company reports revenue net of PRC’s VAT for all the periods presented in the Consolidated Statements of Operations and Comprehensive Income.

  (p) Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (“ASC Topic 606”) from January 1, 2019 and used the modified retrospective method for the revenue from sales of self-manufactured e-bicycles and software development and design services.

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of electric vehicles and accessories

The Company sells electric vehicles and accessories products to end customers. The transaction price in the contract is fixed and reflected in the sales invoice. The performance obligation is to transfer promised products to a customer upon acceptance by customers, and the Company is primarily responsible for fulfilling the promise to deliver the products to the customers. There is only one performance obligation in the contract and there is no need for allocation. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation.

The Company offers customer warranties generally from three months to one year. To estimate reserve for warranties and returns the Company relies on historical sales returns and warranty repair costs. Based on assessment the Company assessed no cost for warranties and returns for the years ended December 31, 2023 and 2022 for the electric vehicles and accessories segment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue from sale of software development and design services

The Company provides automobile information and entertainment software development and design services to customers. The software development and design service contracts with customers includes two components: 1) software development, and 2) royalty agreements, and the contracts specify the transaction price for each component. The Company is primarily responsible for fulfilling the promises in both components of the contract, and thus the Company is the principal in both components of the contract.

The Company provides the services to the customer and is the principal for this performance obligation. Software development services includes customized product consulting and planning, technology and function development, verification and certification, prototype, and implementation. A prototype installed with the customized software is built with proprietary technology that is specific to the customer, and thus the prototype has no alternative use and is not a separate performance obligation. All activities, including the prototype, are highly interdependent and highly interrelated. Thus, in accordance with ASC 606-10-25-19, we determined the services are not separately identifiable within the context of the contract, and therefore do not constitute a separate performance obligation on its own. The contract only has one performance obligation, which is to deliver the software to the customer to use in mass production.

The Company transfers control of the software development service over time. The software that the Company developed and designed for its customer is fully customized, and thus the software does not create an asset with an alternative use to the Company. The Company has an enforceable right to payment for performance completed according to the terms of the contract. In accordance with ASC 606-10-25-27, the Company satisfies the performance obligation and recognizes revenue over time using the output method, based on the development milestones confirmed by customers periodically.

A separate revenue stream than sale of software above is when software is delivered and the third-party arranges the production and sales, the Company, as principal, charges a royalty fee per unit sold based on the sales volume generated by its third-party customers from their use of the software. The Company reconciles the royalty fees with its customers on a monthly basis, and recognizes royalty revenues at a point in time at month end.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced when the Company has satisfied its performance obligation and has unconditional right to the payment. The Company has no contract assets as of December 31, 2023 and 2022.

Contract liabilities primarily consist of advances from customers. As of December 31, 2023 and 2022, the Company recognized advances from customers amounted to $1,555,424 and $159,844, respectively. During the years ended December 31, 2023 and 2022, $135,002 and $205,963 were recognized as revenues from the contract liabilities.

The Company’s standard warranty on the software development and design services varies from one year to three years or up to 100,000 kilometers of the vehicles that equipped with the software. This warranty primarily includes basic after-sales service, such as software bug fixes. The Company considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the software development and design services and therefore, is not a separate performance obligation. The Company analyzed historical warranty claims, and warranty cost of $35,401 and $56,530 were recorded in cost of revenues for the years ended December 31, 2023 and 2022, respectively.

  (q) Research and Development Expenses

Research and development (“R&D”) expenses are expensed as incurred. R&D costs are related to certain software research and development for internal use.

R&D expenses primarily consist of employee salary and benefit costs. R&D expenses were $262,375, $227,555 and $53,139 for the years ended December 31, 2023, 2022 and 2021, respectively.

  (r) Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740 Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,498). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

  (s) Non-controlling Interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheets, consolidated statements of changes in shareholders’ equity and net income and other comprehensive income attributable to non-controlling shareholders are presented as a separate component on the Consolidated Statements of Operations and Comprehensive Income.

  (t) Segment Reporting

The Company has organized its operations into two operating segments. The segments reflect the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company has determined that it operates in two operating segments: (1) electric vehicles and accessories sales segment, and (2) software royalties and development and design services segment. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business unit requires different technology and marketing strategies.

As the Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues and expenses are derived from within the PRC, no geographical segments are presented.

  (u) Net Income Per Share

Basic income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

  (v) Comprehensive Income

Comprehensive income is comprised of the Company’s net income and other comprehensive income (loss). The components of other comprehensive loss consist solely of foreign currency translation adjustments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

  (w) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

  (x) Recent Accounting Standards

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In December 2023, the FASB issued Accounting Standard Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this ASU require that public business entities on an annual basis 1) disclose specific categories in the rate reconciliation, and 2) provide additional information for reconciling items that meet a quantitative threshold. The amendments require disclosure about income taxes paid by federal, state and foreign taxes, and by individual jurisdictions in which income taxes paid is equal or greater than 5 percent of total income taxes paid. The amendment also require entities to disclose income or loss from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense or benefit from continuing operations disaggregated by federal, state and foreign. For all public business entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2024; early adoption is permitted. We are currently evaluating this guidance and believe the adoption will not significantly impact the presentation of our financial condition, results of operations and disclosures.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this update require that a public entity disclose on an annual and interim basis, 1) significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, 2) an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, and 3) disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. For all public business entities, ASU 2023-07 is effective for annual periods and interim periods beginning after December 15, 2024; early adoption is permitted. We are currently evaluating this guidance and believe the adoption will not significantly impact the presentation of our financial condition, results of operations and disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. REVENUES AND COST OF REVENUES

The following table identifies the disaggregation of the Company’s revenues for the years ended December 31, 2023 and 2022, respectively:

	December 31,2023	December 31,2022	December 31,2021
Revenues
Electric vehicles and accessories sales	$14,298,967	$16,930,201	$12,401,756

Software royalties	236,005	376,868	1,362,553
Software development and design services	939,946	991,496	364,150
Software royalties and development and design subtotal	1,175,951	1,368,364	1,726,703

Total revenues accounted for under ASC Topic 606	$15,474,918	$18,298,565	$14,128,459

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

Cost of electric vehicles and accessories revenues consist primarily of cost of products, labor cost, and other overhead expenses. Cost of Software development and design revenues consist primarily of raw material cost, outsourced development cost, and amortization cost of the intangible assets. The following table identifies the disaggregation of the Company’s cost of revenues for the years ended December 31, 2023 and 2022, respectively:

	December 31,2023	December 31,2022	December 31,2021
Cost of revenues
Electric vehicles and accessories	$12,561,601	$14,689,913	$10,594,606
Software development and design services	705,220	583,268	602,708

Total cost of revenues	$13,266,821	$15,273,181	$11,197,314

4. ACCOUNTS RECEIVABLE

As of December 31, 2023 and 2022, accounts receivable consisted of the following, and the Company determined that based on the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends and changes in its customer payment patterns, the allowance for credit losses assessed to be zero.

	As of
	December 31, 2023	December 31, 2022
Accounts receivable	$2,532,551	$3,056,321

5. SHORT-TERM INVESTMENTS

As of December 31, 2022, short-term investments consisted of the wealth management products totaled $24,271. Wealth management products are deposits in a financial institution with variable interest rates and not-guaranteed principal, and thus classified as available for sale. The wealth management products were carried at fair value. Wealth management products had duration of 30 years, during which the Company could redeem the wealth management product at its discretion. As of December 31, 2023, the Company sold all wealth management products.

On July 7, 2023, the Company purchased 5700 shares of a publicly traded stock listed on Shenzhen Stock Exchange. The fair market value on the purchase date is $70,087 based on the stock price on the purchase date. As of December 31, 2023, the Company still holds the 5700 shares of the stock at fair market value of $56,768. The change in fair value of $13,319 is recorded in other income in the consolidated statement of operation and comprehensive income.

6. INVENTORIES

As of December 31, 2023 and 2022, inventories consisted of the following:

	As of
	December 31,2023	December 31,2022
Finished goods(1)	$3,287,637	$2,457,121
Raw materials(2)	2,426,168	1,353,371
WIP(3)	23,976	-
Others(4)	-	3,536
Total Inventory	$5,737,781	$3,814,028

(1)	Finished goods includes electric vehicles and accessories.

(2)	Raw materials mainly include parts, and battery cells.

(3)	Work-in-process includes cost incurred to build prototypes with customized software.

(4)	Others includes low-value consumption goods and goods shipped in transit.

Based on historical observations, the write-downs were immaterial to be recognized for the inventories for the years ended December 31, 2023 and 2022.

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2023 and 2022, prepaid expenses and other current assets consisted of the following:

	As of
	December 31, 2023	December 31, 2022
Prepayment to vendors	$5,784,530	$2,148,368
Deferred IPO Costs(1)	1,282,570	797,403
Advances to employees(2)	29,380	29,759
Others(3)	210,998	377,594
Prepaid expenses and other current assets	$7,307,478	$3,353,124

(1)	The balance represented the incremental costs incurred for the Company’s initial public offering (“IPO”), which is deducted from the proceeds of the IPO upon the completion of the IPO.
(2)	The balance represented advances that the Company’s subsidiaries have advanced to non-director/officer employees. The advance is interest-free.
(3)	The balance primarily represented a deductible VAT input tax of $54,734 and $262,447, and a deposit of $35,568 and $34,014, as of December 31, 2023 and 2022, respectively.

8. PROPERTY AND EQUIPMENT, NET

As of December 31, 2023 and 2022, property and equipment, net consisted of the following:

	As of
	December 31,	December 31,
	2023	2022
Production line for e-bicycles	$1,719,776	$1,463,948
Furniture, fixtures and office equipment	181,360	168,595
Vehicles	78,475	80,781
	1,979,611	1,713,324
Less: accumulated depreciation	898,864	664,518
Property and equipment, net	$1,080,747	$1,048,806

For the years ended December 31, 2023, 2022 and 2021, depreciation expense amounted to $253,997, $162,333, and $106,408, respectively.

9. INTANGIBLE ASSETS, NET

As of December 31, 2023 and 2022, intangibles, net consisted of the following:

	As of
	December 31,	December 31,
	2023	2022
Purchased software	$1,097,279	$1,129,526
Capitalized software development costs	1,475,691	506,803
	2,572,970	1,636,329
Less: accumulated amortization	(656,608)	(194,638)
Intangible assets, net	$1,916,362	$1,441,691

In the software development process, once the preliminary project stage was completed and management committed to funding the software through completion and the software will be used to perform the function intended, the application development stage started. In accordance with ASC 350-40-25, the software development costs incurred in the application development stage were capitalized, and the costs incurred in the preliminary project stage were expensed.

In 2023, the capitalized software for internal use was completed, the capitalized costs is amortized on a straight-line basis over the estimated useful live of three years.

For the years ended December 31, 2023, 2022 and 2021, amortization expense amounted to $468,781, $184,856 and $15,467. The Company did not recognize impairment loss for the years ended December 31, 2023 and 2022.

The following summarizes total future amortization expenses of the purchased software at December 31, 2023:

Year ending December 31,
2024	$761,345
2025	631,519
2026	339,205
2027	38,195
2028 and after	146,098
Total future amortization expense	$1,916,362

10. ADVANCES FROM CUSTOMERS

Advances from customers are contract liabilities that represent the Company’s obligation to transfer goods or services to customers for which the Company has received prepayments from the customers. As of December 31, 2023 and 2022, the Company recorded advances from customers that amounted to $1,555,424 and 159,844, respectively. During the years ended December 31, 2023 and 2022, $135,002 and $205,963 were recognized as revenues from the contract liabilities.

11. TAXES PAYABLE

As of December 31, 2023 and 2022, taxes payable consisted of the following:

	As of
	December 31,	December 31,
	2023	2022
Income tax payable	$1,686,790	$1,382,570
Other tax payable	685,856	539,255
Total tax payable	$2,372,646	$1,921,825

12. OPERATING LEASE LIABILITIES AND RIGHT OF USE ASSETS

Operating Leases

During the years ended December 31, 2023 and 2022, the Company entered into multiple operating leases for new offices and facility spaces in China. The Company measured and recorded right of use assets and corresponding operating lease liabilities at the lease commencement dates. The discount rate utilized in such present value calculation was 4.75% based on an estimate of the Company’s incremental borrowing rate.

The Company has made operating lease payments in the amount of $153,560 and $124,944 during the years ended December 31, 2023 and 2022. Rent expense charged to operations, which differs from rent paid due to rent credits and to increasing amounts of base rent, is calculated by allocating total rental payments on a straight-line basis over the term of the lease. For the years ended December 31, 2023 and 2022, the Company incurred operating lease expense amounted to $206,806, and $222,638, respectively.

Operating lease liabilities at December 31, 2023 and 2022, consist of:

	As of
	December 31,	December 31,
	2023	2022
Current portion	$362,720	$218,011
Long term portion	298,961	314,391
Total operating lease liabilities	$661,681	$532,402

The following summarizes total future minimum operating lease payments at December 31, 2023:

The periods ending December 31,
2024	$383,539
2025	137,588
2026	120,958
2027	59,860
Total minimum lease payments	701,945
Less: present value discount	(40,264)
Present value of minimum lease payments	$661,681

As of December 31, 2023 and 2022, the weighted average discount rate for these leases is 4.75% and 4.75%, and the weighted average remaining term is 43 months and 41 months, respectively.

13. BANK LOAN

On April 21, 2021, the Company’s subsidiary, Wuxi Jinbang entered into a line of credit agreement of $219,691 (RMB1,400,000) with Jiangsu Changjiang Commercial Bank with an annual interest rate of 8.40%. The Company pays interest monthly, the principal balance is due no more than 72 months, and the credit agreement expires on April 20, 2027. In April 2023, the Company paid off the entire balance of the line of credit. Thus, the Company reclassed the bank loan of $202,981 from long-term loan as of December 31, 2021 to short-term loan as of December 31, 2022.

On September 26, 2023, Wuxi Jinbang drew $140,847 (RMB1,000,000) from the above credit agreement pursuit to the same term above. The Company recorded the amount in long-term loan as of December 31, 2023.

For the years ended December 31, 2023, 2022 and 2021, the Company recorded interest expenses of $7,929, $16,715, and $12,641, respectively.

14. RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company had transactions with during the years ended December 31, 2023 and 2022:

	Name	Relationship
(a)	Jiancong Cai	Deputy General Manager/10% shareholder of the Company
(b)	Huiyan Xie	10% shareholder of the Company
(c)	Huajian Xu	CEO of the Company
(d)	Xing Xia	Deputy General Manager/15% shareholder of Wuxi Jinbang
(e)	Jiangsu Zhihe New Energy Technology Co., Ltd.	Xia Xing(d) holds 49% of the Company’s shares and serves as a supervisor.
(f)	Pingyi Xu	Xu Huajian’s son
(g)	Linhui He	Cai Jiancong (a)’s wife
(i)	Wealthford Capital Ltd.	57.88% shareholder of the Company
(j)	Hangzhou Zhiyi Digital Technology Co., Ltd.	Xu Pingyi(f) holds 90% of the Company’s shares and serves as a supervisor. Xu Huajian(c) holds 10% of the Company’s shares.
(k)	Qianlimu (Shiyan) Technology Co., LTD	Hangzhou Zhiyi Digital Technology Co., Ltd. (j) holds 70% of the company’s share.

Amounts due from related parties

As of December 31, 2023 and 2022, amounts due from related parties, consisted of the following:

	December 31,		Received	Exchange Rate	December 31,
	2022	Provided	Repayment	Translation	2023
Amounts due from related parties
(a) Jiancong Cai	$645,309	$-	$(628,568)	$(16,741)	$-
(b) Huiyan Xie	836,320	12,261,386	(13,075,865)	(21,841)	-
(d) Xing Xia	2,034,810	4,635,445	(6,615,184)	(55,071)	-
Total amounts due from related parties	$3,516,439	$16,896,831	$(20,319,617)	$(93,653)	$-

	December 31, 2021	Provided	Received Repayment	Exchange Rate Translation	December 31, 2022
Amounts due from related parties
(a) Jiancong Cai	158,877	4,136,951	(3,625,974)	(24,545)	645,309
(b) Huiyan Xie	1,140,443	9,140,841	(9,363,654)	(81,310)	836,320
(c) Huajian Xu	67,388	217,355	(280,679)	(4,064)	-
(d) Xing Xia	1,282,888	6,039,982	(5,169,249)	(118,811)	2,034,810
Total amounts due from related parties	$2,649,596	$19,535,129	$(18,439,556)	$(228,730)	$3,516,439

Amounts due to Related Parties

As of December 31, 2023 and 2022, amounts due to related parties consisted of the following:

	December 31,			Exchange Rate	December 31,
	2022	Borrowed	Repaid	Translation	2023
Amounts due to related parties
(e) Jiancong Cai	$146,637	$3,194,892	$(3,187,141)	$(412)	$153,976
(f) Huiyan Xie	146,573	374,475	(146,573)	-	374,475
(g) Huajian Xu	1,192,611	955,107	(1,291,420)	(231)	856,068
(f) Pingyi Xu	169,806	-	(169,806)	-	-
(d) Xing Xia	-	286,852	-	-	286,852
Total amounts due to related parties $	1,655,627	$4,811,327	$(4,794,940)	$(643)	$1,671,371

	December 31,			Exchange Rate	December 31,
	2021	Borrowed	Repaid	Translation	2022
Amounts due to related parties
(a) Jiancong Cai	$146,637	-	-	-	$146,637
(b) Huiyan Xie	146,573	-	-	-	146,573
(c) Huajian Xu	673,096	519,515	-	-	1,192,611
(f) Pingyi Xu	169,806	-	-	-	169,806
(g )Linhui He	2,591	-	(2,454)	(137)	-
Total amounts due to related parties	$1,138,703	$519,515	$(2,454)	$(137)	$1,655,627

Total amount of $4,794,940 repaid to related parties during the year ended December 31, 2023 includes $1,136,112 of the reorganization consideration, and $3,658,828 repayments to related party interest-free loans. $301,534 of the remaining reorganization consideration was paid to other Jiangsu LOBO shareholders who are not considered the Companies related parties, the amount was recorded in Other Current Payables as of December 31, 2022. The total payment of $1,437,646 for additional reorganization consideration was presented as investing activity on the condensed consolidated statement of cash flows for the year ended December 31, 2023.

The balances represented interest-free loans payable to shareholders.

Related party transactions

Other than the interest free loans due to and due from shareholders, for which the balances are disclosed above, for the years ended December 31, 2023 and 2022, the Company had the following material related party transactions:

			For the years ended
			December 31,
	Related Parties	Nature	2023	2022
(b)	Huiyan Xie	Car Rental expenses	$-	$107,000
(w)	Qianlimu (Shiyan) Technology Co., LTD	Purchase of products	$-	39,454

15. INCOME TAXES

BVI

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the years ended December 31, 2023 and 2023. Therefore, no Hong Kong profit tax has been provided for the years ended December 31, 2023 and 2022.

PRC

The Company’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The components of the income tax provision are:

	As of
	December 31, 2023	December 31, 2022	December 31, 2021
Current	$344,853	$417,268	$568,005
Deferred	-	-	-
Total income tax provision	$344,853	$417,268	$568,005

The income tax provision is included in our consolidated statement of operations and comprehensive income.

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	As of
	December 31, 2023	December 31, 2022	December 31, 2021
Net income before provision for income taxes	$1,331,324	$1,532,528	$2,229,886
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	332,831	383,132	557,471

Changes in valuation allowance	4,305	57,438.00	-
Effect of income tax rate differences in jurisdictions other than mainland China*	450	271.00	-
Tax effect of non-deductible items	7,267	(23,573)	10,534
Income tax expense	$344,853	$417,268	$568,005
Effective tax rates	26%	27%	25%

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of December 31, 2023 and 2022, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

As of December 31, 2023 and 2022, there was no tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability.

As of December 31, 2023 and 2022, there was no net operating loss carried forward.

Accounting for uncertainty tax position

The Company did not identify significant unrecognized tax benefits for the years ended December 31, 2023 and 2022. The Company did not incur any interest or penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2019 to 2023 of the Company’s PRC subsidiaries remain open to examination by the taxing jurisdictions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

16. EQUITY

(a) Common stock and Additional Paid In Capital

The Company was established under the laws of the British Virgin Islands on October 25, 2021. The authorized number of Ordinary Shares was 50,000,000 with par value of $0.001 per share. As of December 31, 2021, the Company’s shareholders have not funded the capital of the Ordinary Shares in British Virgin Islands and recorded subscription receivable as of December 31, 2021. The Company’s shareholders have funded the $50,000 capital in British Virgin Islands in October and November, 2022.

Upon the Reorganization event described in Note 1, on March 14, 2022, the Company issued the 5,700,000 Ordinary Shares of common stock with par value of $0.001 in exchange for all outstanding common stock of Jiangsu Lobo. The Reorganization has been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the accompanying financial statements of the Company.

During the years ended December 31, 2023 and 2022, Jiangsu LOBO received capital contributions of $0 and $1,202,868, respectively, from its shareholders, which were recorded as additional paid in capital, and thus, for the years ended December 31, 2023 and 2022, the Company’s additional paid-in capital was $3,013,333 and $3,013,333, respectively, at the consolidated level.

On March 1, 2023, the Company effected a one thousand-for-one subdivision of shares to shareholders, which increased the total number of authorized and issued ordinary shares of 50,000 to 50,000,000, and decreased the par value of ordinary shares from $1 to $0.001. Then the shareholders surrendered a pro-rata number of ordinary shares of 44,300,000 to the Company for no consideration and thereafter cancelled. Following the surrender, the issued and outstanding ordinary shares were 5,700,000 of par value of $0.001 per share. All share and per share data as of December 31, 2022, and for the year ended December 31, 2022 are presented on a retroactive basis.

On September 15, 2023, the Company issued 700,000 shares on a pro-rata basis to the existing shareholders as stock dividend. The fair value of the stock dividend is determined to be $2,212,000 at $3.16 per ordinary share. As of October 15, 2023, the Company has 50,000,000 ordinary shares authorized, with 6,400,000 ordinary shares issued and outstanding. The stock dividend, all share and per share data as of December 31, 2022, and for the year ended December 31, 2022 are retroactively adjusted.

(b) Subscription receivable

As of December 31, 2021, subscription receivable represented the unfunded capital for the 5,700,000 Ordinary Shares of common stock issued by the Company. The Company’s shareholders have funded the $50,000 capital in British Virgin Islands in October and November, 2022.

(c) Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Net income after taxation can be made up for the cumulative prior years’ losses, if any before allocated to the “Statutory reserve”. Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors of the Company. As of December 31, 2023 and 2022, statutory reserve provided were $521,566 and $422,330, respectively.

(d) Non-controlling interest

As of December 31, 2023 and 2022, the Company’s non-controlling interest represented 15% equity interest of Wuxi Jinbang, which was established in October 2002.

17. SEGMENT REPORTING

The Company has determined that it operates in two operating segments: (1) electric vehicles and accessories sales, and (2) software royalties and development and design services.

The Company’s CODM, chief executive officer, measures the performance of each segment based on metrics of revenue and profit before taxes from operations and uses these results to evaluate the performance of, and to allocate resources to each of the segments. As most of the Company’s long-lived assets are located in the PRC and most of the Company’s revenues are derived from the PRC, no geographical information is presented. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The following tables present the summary of each reportable segment’s assets, revenue and income, which is considered as a segment operating performance measure, for the years ended December 31, 2023 and 2022:

	For the Year Ended December 31, 2023
	Electric vehicles and accessories sales	Software royalties and development and design services
	Segment	Segment	Consolidated
Current assets	$15,830,685	$274,228	$16,104,913
Non-current assets	1,764,534	1,802,037	3,566,571
Revenues	14,298,967	1,175,951	15,474,918
Depreciation and amortization	180,861	541,917	722,778
Segment income before tax	1,349,430	(18,106)	1,331,324
Segment gross profit margin	12%	40%	14%
Net income	$1,004,577	$(18,106)	$986,471

	For the Year Ended December 31, 2022
	Electric vehicles and accessories sales	Software royalties and development and design services
	Segment	Segment	Consolidated
Current assets	$13,191,513	$755,499	$13,947,012
Non-current assets	1,587,699	1,402,747	2,990,446
Revenues	16,930,201	1,368,364	18,298,565
Depreciation and amortization	132,664	214,525	347,189
Segment income before tax	1,055,425	477,103	1,532,528
Segment gross profit margin	13%	57%	17%
Net income	$729,756	$385,504	$1,115,260

18. CONCENTRATIONS

Concentrations of Credit Risk

As of December 31, 2023 and 2022, cash and cash equivalents balances in the PRC are $470,335 and $182,829, respectively, which were primarily deposited in financial institutions located in Mainland China. Each bank account is insured by The People’s Bank of China (the central bank of China) with the maximum limit of RMB500,000 (equivalent to $70,692). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Concentrations of Customers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of December 31, 2023 and 2022:

	As of		As of
	December 31,		December 31,
	2023		2022
Customer		% of			% of
	Amount	Total	Amount		Total
A	$997,506	39.39%	$	*	* %
B	553,800	21.87%		518,907	16.98%
C	479,511	18.93%		*	* %
D	*	* %		1,508,419	49.35%
E	*	* %		537,601	17.59%
Total	$2,030,817	80.19%		$2,564,927	83.92%

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the years ended December 31, 2023 and 2022.

	Year ended December 31,
	2023		2022
Customer		% of			% of
	Amount	Total	Amount		Total
A	$1,951,384	12.61%	$	*	* %
B	1,611,111	10.41%		3,176,560	17.36%
Total	$3,562,495	23.02%		$3,176,560	17.36%

The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable for the years ended December 31, 2023 and 2022.

	As of			As of
	December 31,			December 31,
	2023			2022
Suppliers		% of				% of
	Amount	Total		Amount		Total
A	$829,815	89.25%		$	*	* %
B	*	*	%		403,026	22.45%
C	*	*	%		299,694	16.69%
D	*	*			249,164	13.88%
Total	$829,815	89.25%			951,884	53.02%

*	represented the percentage below 10%

There following table sets forth information as to each supplier that accounted for 10% or more of total purchase during the year ended December 31, 2023 and 2022.

	Year ended December 31,
	2023		2022
Suppliers		% of			% of
	Amount	Total	Amount		Total
A	$2,607,552	18.25%	$	*	*	%
B	1,706,583	11.95%		*	*	%
Total	$4,314,135	30.20%		*	*	%

19. SUBSEQUENT EVENTS

On March 25, 2024, the Company closed its initial public offering (“IPO”) of 1,380,000 ordinary shares, par value $0.001 per ordinary share, at a public offering price of $4.00 per share. The Company received aggregate gross proceeds of $5,520,000, before deducting underwriting discounts and other related expenses.

The Company has performed an evaluation of subsequent events through April 30, 2024, which was the date of the issuance of the consolidated financial statements, and determined that no events would have required adjustment or disclosure in the consolidated financial statements other than that discussed above.

20. CONDENSED PARENT ONLY FINANCIAL STATEMENTS

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the subsidiaries of the Company exceed 25% of the consolidated net assets of the Company. The ability of the Company’s operating subsidiaries to pay dividends may be restricted due to the restriction of paid-in capital, additional paid-in capital and statutory surplus reserves of the Company under PRC laws and regulations.

The condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements. Please refer to the consolidated financial statements and notes presented above for additional information and disclosures with respect to these financial statements.

LOBO EV TECHNOLOGIES LTD

(Parent Company Only)

CONDENSED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	December 31,
	2023	2022
Assets
Investment in subsidiaries(1)	$5,653,553	$4,866,845
Total Assets(1)	5,653,553	4,866,845

Liabilities and Shareholders’ Equity
Shareholders’ equity:
Common stock (par value of $0.001 per share, 50,000,000 authorized, 6,400,000 shares issued and outstanding, as of December 31, 2023 and 2022, respectively) (2)	6,400	6,400
Subscription receivable	-	-)
Additional paid-in capital(1) (2)	3,013,333	3,013,333
Retained earnings(2)	2,490,044	1,619,682
Accumulated other comprehensive income	(377,790)	(194,900
Statutory reserve	521,566	422,330
Equity attributable to LOBO EV Technologies LTD’s shareholders(1)	$5,653,553	$4,866,845
Total shareholders’ equity(1)	5,653,553	4,866,845
Total Liabilities and Shareholders’ Equity(1)	5,653,553	4,866,845

(1)	Reflects retrospectively the additional Reorganization consideration of $1,437,646. Refer to Note 1, “Organization and Principal Activities.”
(2)	Reflects retrospectively the stock dividend of 700,000 shares of ordinary shares issued on September 1, 2023. Refer to Note 1, “Organization and Principal Activities.”

LOBO EV TECHNOLOGIES LTD

(Parent Company Only)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(IN U.S. DOLLARS)

For the year ended December 31,
	2023	2022
Revenues	$-	$-
Cost of revenues	-	-
Gross Profit	-	-

Operating expenses
Selling and marketing expenses	-	-
General and administrative expenses	-	-
Research and development expenses	-	-
Total operating expenses	-	-

Operating income	-	-

Other expenses (income)
Interest expense (income)	-	-
Other (income) expense	-	-
Total other expenses, net	-	-
Income before income tax expense	-	-
Income tax expense	-	-
Equity income of subsidiaries	969,598	1,072,433
Net Income	$969,598	$1,072,433

Other comprehensive income (loss):
Foreign currency translation adjustments	182,890	348,963
Total comprehensive income	$1,152,488	$1,421,396

LOBO EV TECHNOLOGIES LTD

(Parent Company Only)

CONDENSED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the year ended December 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$969,598	$1,072,433
Adjustment to reconcile net income to net cash provided by (used in) operating activities
Equity income of subsidiaries	(969,598)	(1,072,433)
Net cash provided by (used in) operating activities	-	-

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash used in investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash provided by financing activities	-	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-	-
CASH AND CASH EQUIVALENTS, beginning of period	-	-
CASH AND CASH EQUIVALENTS, end of period	$-	$-

Dividends

The Company through its PRC subsidiaries paid cash dividends of nil and nil to its shareholders for the years ended December 31, 2023 and 2022, respectively.

On September 15, 2023, the Company issued 700,000 shares on a pro-rata basis to the existing shareholders. The Company determined the fair value of the stock dividend is $2,212,000, and retrospectively adjusted the stock dividend to the consolidated financial statements as of December 31, 2022, respectively.

