Form 20-F
period 2024-12-31
LOBO EV TECHNOLOGIES LTD
filed 2025-04-28
CIK 1932072

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT

OF 1934

For the fiscal year ended December 31, 2024

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

ii

INTRODUCTION

We are a holding company primarily operating in China through our subsidiaries,. Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours” and “LOBO” refer to LOBO EV TECHNOLOGIES LTD., a British Virgin Islands business company, and its subsidiaries.

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

Unless otherwise indicated or the context requires otherwise, the terms “we,” “us,” “our Company,” “our,” “the Company” and “LOBO EV” refer to LOBO EV Technologies Ltd., a British Virgin Islands company. In addition, in this annual report:

●	“Beijing LOBO” refers to Beijing LOBO Intelligent Machine Co., Ltd., a wholly-owned subsidiary of Jiangsu LOBO and disposed of by Jiangsu LOBO in April 2025;;

●	“BVI Act” refers to the BVI Business Companies Act, 2004, as amended;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan for the purposes of this annual report only;

●	“EV” or “EVs” refers to two-wheeled electric vehicles, three-wheeled electric vehicles and off-highway four-wheeled electric shuttles;

●	“e” refers to electric. All of our products are driven by electric power whether labeled “e” or not;

●	“E-bicycle” refers to the new national standard electric two-wheeled vehicle which conforms to the Safety Technical Specification for Electric Bicycle (GB 17761-2018);

●	“E-moped” refers to the electric two-wheeled vehicle which conforms to the General specifications for electric motorcycles and electric mopeds (GB/T 24158-2018);

●	“E-motorcycle” refers to the electric two-wheeled vehicle which conforms to the General specifications for electric motorcycles and electric mopeds (GB/T 24158-2018);

●	“Guangzhou LOBO” refers to Guangzhou LOBO Intelligent Technologies Co. Ltd., previously a wholly-owned subsidiary of Jiangsu LOBO and disposed of by Jiangsu LOBO on December 10, 2024;

●	“Jiangsu WFOE” or “Jiangsu LOBO” refers to Jiangsu LOBO Electric Vehicle Co. Ltd., a wholly-owned subsidiary of LOBO HK;

●	“LOBO HK” refers to LOBO Holdings Ltd., a wholly-owned subsidiary of LOBO EV Technologies Ltd.;

●	“RMB” or “Chinese Yuan” refers to the legal currency of China;

●	“shares”, “Shares” or “Ordinary Shares” refer to the Ordinary Shares of LOBO EV Technologies Ltd., par value $0.001 per share;

●	“Tianjin LOBO” refers to Tianjin LOBO Intelligent Robot Co., Ltd., a wholly-owned subsidiary of Beijing LOBO;

●	“Tianjin Bibosch” refers to Tianjin Bibosch Intelligent Technologies Co., Ltd., a wholly-owned subsidiary of Beijing LOBO;

●	“Wuxi Zella” refers to Wuxi Zella Technology Trade Co., Ltd., a wholly-owned subsidiary of Jiangsu LOBO;

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States; and

●	“LOBO Scientific” refers to LOBO Scientific Inc., a wholly-owned subsidiary of LOBO Matrix Invest Ltd.

●	“LOBO Matrix” refers to LOBO Matrix Invest Ltd., a wholly-owned subsidiary of LOBO EV Technologies Ltd.;

●	“Wuxi Jinbang” refers to Wuxi Jinbang Electric Vehicle Manufacture Co., Ltd, previously an 85%-owned subsidiary of Beijing LOBO and disposed of by Beijing LOBO on December 30, 2024.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We may incur losses in the future.

We had net (loss) income of $(845,841) and $986,471 for the fiscal years ended December 31, 2024 and 2023, respectively.  Despite generating net income in the last two fiscal years, we anticipate that our operating expenses, together with the increased general administrative expenses of a growing public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our product offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

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

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2024, and 2023, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (1) we did not maintain proper accounting records and supporting document related to property, plant and equipment, and common stock transactions ; and (2) we had insufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements. We do not expect that our internal control over financial reporting and disclosure controls will prevent all error and all fraud. We will continue to take measures to remediate the material weakness in the future. However, we cannot be certain that these measures will successfully remediate the material weakness or that other material weaknesses will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our Ordinary Shares to decline. In addition, it could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. Because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

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

You should consider our business and future prospects in light of the risks and challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

●	produce safe, reliable and quality e-bicycles, e-mopeds, e-tricycles, and e-carts, and AI robotic products

●	build a well-recognized brand;

●	establish and expand our customer base, including foreign customers;

●	improve and maintain our operational efficiency;

●	maintain a reliable, secure, high-performance and scalable technology infrastructure;

●	attract, retain and motivate talented employees;

●	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;

●	navigate an evolving and complex regulatory environment; and

●	identify suitable facilities to expand manufacturing capacity.

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

We face intense market competition. If we fail to develop and introduce new models of products, and AI robotic products in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenues may be materially and adversely affected.

As a new player in the e-bicycles, e-tricycles, e-carts, and AI robotic products, we face intense competition from current industry leaders. The introduction of new products is subject to risks and uncertainties. Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of our new products. Moreover, we cannot assure you that any of these new products will match the quality or popularity of those developed by our competitors, and achieve widespread market acceptance or generate the desired level of income for our customers.

Meanwhile, offering new products requires us to make investments in research and development, recruit and train additional qualified workers, and increase marketing efforts. In addition, some manufactures, including the large companies in this industry, like AIMA Technology Group Co., LTD and Yadea Group Holdings Ltd., have developed low-end and low-cost models which are sold at approximately RMB1,000 per two-wheel electric vehicle (without battery). Since most of the low-speed two-wheel EV users are low-income workers in China, we may encounter difficulties with the creation of the new products and in offering new products, we may face new risks and challenges that we are not familiar with. Furthermore, we may experience difficulties in recruiting or otherwise identifying qualified workers to develop the electric vehicles and AI robotic products to address the new demand of potential customers. If we are unable to offer new products in a timely and cost-effective manner, our business, results of operations and financial condition could be adversely affected.

If we fail to adopt new technologies or adapt our e-bicycles, e-mopeds, e-tricycles, and off-highway four-wheeled electric shuttles and AI robotic products to changing customer requirements or the industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our products. The production cycle of e-bicycles, e-mopeds, e-tricycles, and off-highway four-wheeled electric shuttles, from research and development stage to implementation stage takes one to two months. The changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and products obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and new industry standards and practices in a cost-effective and timely way. The development of our products, and AI robotic products entails significant technical and business risks. We may not be able to use new technologies effectively or adapt our proprietary technologies to meet customer requirements or new industry standards. If we are unable to adapt in a cost-effective and timely manner a response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

If we fail to adopt new technologies or adapt our e-bicycles, e-mopeds, e-tricycles, e-carts, and AI robotic products to changing customer requirements or the industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our products. The production cycle of e-bicycles, e-mopeds, e-tricycles, and e-carts, from research and development stage to implementation stage takes one to two months. The changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and products obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and new industry standards and practices in a cost-effective and timely way. The development of our products, and AI robotic products entails significant technical and business risks. We may not be able to use new technologies effectively or adapt our proprietary technologies to meet customer requirements or new industry standards. If we are unable to adapt in a cost-effective and timely manner a response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

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

Our marketing is aimed at reinforcing customer perceptions of our brand as a premium brand. We aim to provide users with a good user experiences. We cannot assure you that our services or our efforts in products will be successful, which could impact our revenues as well as customer satisfaction and our marketing.

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

We have established a distinct whole-sales network to sell our products and services to our dealers. As of December 31, 2024, we had approximately 191 domestic dealers in China, and approximately 50 foreign dealers around the world.  We sell products to dealers directly, which are our important business partners to market our products, provide services to end-users, and show our brand images. We rely on these dealers in China to directly interact with and serve our users, but the interest of our dealers may not be entirely aligned with ours or with that of other dealers. For the fiscal year ended December 31, 2024, two dealers each accounted for greater than 20% of our net accounts receivable.  There can be no assurance that we will be able to maintain our existing relationships with our dealers. Additionally, our existing dealers may not be able to maintain past levels of sales or expand their sales. In addition, as we seek to expand into new regions in China, we cannot assure you that we will be able to successfully establish and maintain relationships with new dealers in these regions on favorable terms or at all.

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

Our net accounts receivable balance was $1,506,894 as of December 31, 2024.

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

The e-bicycles, e-moped, e-tricycles, and e-carts, and AI robotic products industries experience significant product liability claims and we face inherent risk of exposure to claims in the event our products do not perform as expected or malfunction resulting in property damage, personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of our future products which would have material adverse effect on our brand, business, prospects and operating results. As of December 31, 2024, we do not maintain any insurance to cover product liability claims . Any insurance coverage might not be sufficient to cover all potential product liability claims.  Any lawsuit seeking significant monetary damages may have a material adverse effect on our reputation, business and financial condition.

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

Furthermore, the electric bicycles and motorcycles must pass various tests, undergo a certification process and finally be affixed with China Compulsory Certification, or CCC, prior to being delivered from the factory, being sold, or being used in any commercial case in China, and such certification is also subject to periodic renewal. On March 14, 2019, the Opinions of the State Administration for Market Regulation, the MITT and the Ministry of Public Security on Intensifying Supervision of the Execution of National Standards for Electric Bicycles, or the Opinions, was promulgated. The Opinions provide that the market supervision department should strengthen the management of CCC certification for electric bicycles, strengthen inspections of certification agencies and manufacture enterprises, and should only allow vehicles that meet the Electric Bicycle Standards and obtained CCC certification flowing into the market. There is no guarantee, however, that all series of our products will always comply with the CCC standard and satisfy the requirements of CCC certification, or that we will be able to renew our current certification or certify timely our new products in the future. If our products were found to be in non-compliance with the CCC standard sold in China, we would be prohibited from selling electric vehicles in the Chinese market, which would in turn materially and adversely affect our sales and revenue, and cause damage to our brand and result in liabilities.

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

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our products, and AI robotic products, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of patents and trademarks relating to our design, software or artificial intelligence technologies could be found to infringe upon existing patents and trademark ownership and rights.

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

As of December 31, 2024, we owned 134 trademarks such as “LOBOEV,” WEIQI,” in the 12th category, vehicle segment, 28 registered patents, 20 copyrights, and 11 patent applications in China.  For our pending applications, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future.

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

We rely heavily on our brand image in selling our products. Negative publicity relating to our products, shareholders, management, employees, operations, suppliers, dealers, industry or products similar to ours, could materially and adversely affect consumer perceptions of our brand and result in decreased demand for our products. As of the date of this annual report, we had not received any negative publicity. However, there can be no assurance that we will not experience negative publicity in the future or that such negative publicity will not have a material adverse effect on our business, results of operations, financial condition or prospects.

We may fail to comply with legal or regulatory requirements or to obtain or adhere to requirements under relevant licenses, permits, registrations or certificates.

Our manufacturing and other production facilities as well as the packaging, storage, distribution, advertising and labeling of our products, and AI robotic products, are subject to extensive legal and regulatory requirements. For example, pursuant to the Opinions of the State Administration for Market Regulation, the MITT and the Ministry of Public Security on Intensifying Supervision of the Execution of National Standards for Electric Bicycles, we must maintain the CCC certification for our products. Loss of or failure to renew or obtain necessary permits, licenses, registrations or certificates could delay or prevent us from meeting product demand, introducing new products, building new facilities or acquiring new business and could materially and adversely affect our operating results. If we are found to be in violation of applicable laws and regulations, we could be subject to administrative punishment, including fines, injunctions, recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We rely on third-party logistic service providers to deliver our orders.

We typically rely on third-party logistic service providers to deliver orders. Damage or disruption to our distribution logistics due to disputes, weather, natural disasters, fire, explosions, terrorism, pandemics or labor strikes could impair our ability to distribute or sell our products. Inadequate third-party logistics services could also potentially disrupt our distribution and sales and compromise our business reputation. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations, as well as require additional resources to restore our supply chain.

We rely on third-party logistic service providers to deliver our orders.

We typically rely on third-party logistic service providers to deliver our orders. Damage or disruption to our distribution logistics due to disputes, weather, natural disasters, fire, explosions, terrorism, pandemics or labor strikes could impair our ability to distribute or sell our products. Inadequate third-party logistics services could also potentially disrupt our distribution and sales and compromise our business reputation. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations, as well as require additional resources to restore our supply chain.

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

Our core values, which include developing competitive products and AI robotic products while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical business practices. We do not control the business practices of our independent suppliers or dealers. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibilities and fair wage practices. A lack of demonstrated compliance could lead us to seek alternative suppliers or dealers which could increase our costs and results in delayed delivery of our products or other disruptions of our operations.

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

We purchase certain key components and raw material, such as batteries, motors, tires, battery chargers and controllers from external suppliers for use in our operations and production of products, and a continuous and stable supply of these components and raw materials that meet our standards is crucial to our operations and production. We normally enter into one-year procurement agreements with our main external suppliers. We expect to continue to rely on external suppliers for a substantial percentage of our production requirements in the future. We had two suppliers each accounting for greater than 10% of our total purchases in 2024. We cannot assure you that we will be able to maintain our existing relationships with these suppliers and continue to be able to source electric motors, batteries or other key components and raw materials we use in our products on a stable basis and at a reasonable price or at all. For example, our suppliers may increase the prices for the components or materials we purchase and/or experience disruptions in their production of the components or materials.

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

There have been heightened tensions in international relations, particularly between the United States and China in recent years. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. In April 2025, the U.S. government introduced a new series of tariff increases on Chinese imports. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. Any unfavorable government policies on international trade, such as capital controls or tariffs, or the U.S. dollar payment and settlement system may affect the demand for our products, impact the competitive position of our products, prevent us from selling products in certain countries, or even our participation in the U.S. dollar payment and settlement system, which would materially and adversely affect our international operations, results of operations and financial condition. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tensions, such changes could have an adverse effect on our business, financial condition and results of operations.

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

As of December 31, 2024, we do not have insurance coverage, which could expose us to significant costs and business disruption.

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

Starting from early 2018, the U.S. announced the imposition of tariffs on Chinese goods entering the United States and both China and the U.S. each imposed additional tariffs. In April 2025, the U.S. government introduced a new series of tariff increases on Chinese imports. The United States may also in the future impose tariffs on the importation of consumer products that may affect our business, including, among others, electric vehicles. In addition, the European Union has recently imposed tariffs on imports of e-bikes, which are defined as cycle with pedal assistance and an auxiliary electric motor, originating in the PRC. We currently export e-bikes into the United States, the Republic of Korea, ASEAN countries, and Latin American countries through our dealers, and we may increase our export volume through our dealers. To date, the impact of export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions from these countries to our products is limited. However, ASEAN countries, and Latin American countries may in the future also impose tariffs on electric vehicles or other products that we currently sell to them, which may cause us to incur significant additional costs to conduct business and operation in the these countries. It is not yet clear what impact these tariffs may have or what actions other governments, including the Chinese government, may take in retaliation. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2024, the Company recorded a total statutory reserve of $464,637. Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us.

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

As of December 31, 2024, we leased seven premises in China.  Under PRC law, all lease agreements are required to be registered with the local housing authorities. The landlords of these premises may have not completed the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

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

Furthermore, on December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Moreover, the CAC released the draft of the Regulations on Network Data Security Management (the “Network Data Regulation”) in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. On September 24, 2024, the State Council promulgated the Network Data Regulation, which became effective on January 1, 2025, which requires cyber data processors engaging in data processing activities that affect or may affect national security to file a cybersecurity review with the Office of Cybersecurity Review. On July 7, 2022, the CAC released the Measures for the Security Assessment of Cross-Border Data, which became effective on September 1, 2022. Given the recent issuance of the Measures for the Security Assessment of Cross-Border Data, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

We manufacture and sell our products primarily in China. Our subsidiaries in China do not collect or store any data (including certain personal information) from our individual end-users, who may be PRC individuals. As of December 31, 2024, we have not collected and stored personal information from our individual end-users. As a result, the likelihood of us being subject to the review of the CAC is remote. As of December 31, 2024, we reasonably believe that we are compliant with the regulations or policies that have been issued by the CAC to date.  Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in China could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

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

As of the date of this annual report, our executive officers and directors, together with our existing shareholders, beneficially own approximately 6,400,000 Ordinary Shares and beneficially own approximately 74.16% of our outstanding Ordinary Shares.

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

Upon the completion of the IPO, we are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Huajian Xu, our Chairman and CEO, beneficially owns 39.865% of our Ordinary Shares and is able to exercise 39.865% of the total voting power of our issued and outstanding shares , assuming no exercise of the over-allotment option by the underwriter.

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

LOBO EV is an electric mobility products manufacturer.  Its products include e-bicycles, electric motorcycles, e-tricycles, electric off-road four-wheeled shuttles such as golf carts and elderly scooters, solar-powered vehicles as well as smart products, like robotic lawn mower, etc. By leveraging cutting-edge technology and sustainable practices, LOBO aims to promote eco-friendly transportation options that reduce carbon footprints and enhance energy efficiency.

LOBO EV is a Nasdaq public company. The ticker symbol is “LOBO”.  Its operating group includes Jiangsu LOBO, Tianjin LOBO, Tianjin Bibosch, Wuxi Zella and LOBO Scientific Inc.,a Delaware company. There are four factories with more than 150 personnel in the group. Our management team is composed of several ambitious entrepreneurs with a global perspective, who have a good educational background and rich industry experience.

LOBO EV is a high-tech company specializing in manufacturing a wide range of eco-friendly electric vehicles and home-used robotic products. It dedicates that reduce carbon footprints and enhance energy efficiency. LOBO EV is a certified high-tech company and an Eagle company verified by provincial authority. It also is a golden plus supplier verified by Alibaba.com. Our approach makes green mobility affordable and accessible. Through our commitment to fostering a sustainable future, we are dedicated to empowering consumers to realize their vision of green mobility for short-distance transportation with the various products we have developed.

We amended our memorandum and articles of association in March 2023 in order to effect a reorganization of our ordinary shares by way of a sub-division and subsequent surrender of certain of our ordinary shares. In September 2023, we issued additional 700,000 ordinary shares to our shareholders on a pro-rata basis. On March 20, 2024, we entered into an underwriting agreement (the “Underwriting Agreement”) with Kingswood, a division of Kingswood Capital Partners, LLC, acted as representative of the underwriters (the “Representative”), relating to our initial public offering (the “IPO”) of 1,380,000 ordinary shares, par value $0.001 per share (the “Ordinary Shares”). On March 25, 2024, the Company closed the IPO. On December 10, 2024, we entered into a securities purchase agreement with Streeterville Capital, LLC (the “Investor”), a Utah limited liability company, and issued 850,000 Ordinary Shares to the Investor.

B.	Business Overview

Overview

Our Mission

Our mission is to drive innovation and become a market leader in our industry by leveraging our design and intelligent technology to advance green mobility. We are dedicated to sustainability, committing to eco-friendly practices and supporting global climate initiatives and promoting the prosperous development of the green economy.

Our Vision

Our vision is to provide commuters with safer, smarter, affordable and high-quality electric mobility and robotic products, empower communities by enabling people to thrive in the green mobility revolution.

Corporate Information

Our principal executive office is located at Gemini Mansion B 901, Software Park, No. 18-17 Zhenze Rd, Xinwu District, Wuxi, Jiangsu, People’s Republic of China, and our phone number is +86 510 88584252. Our registered office in the British Virgin Islands is located at the offices of Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. We maintain a corporate website at https://loboev.io/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

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

On November, 2024, Jiangsu LOBO and Beijing LOBO entered into share transfer agreements (“Disposition”) with Chengliang Yang and Jueqian Wang (the “Purchasers”). Pursuant to the Disposition, the Purchasers agreed to purchase Guangzhou Lobo, a wholly owned subsidiary of Jingsu LOBO, and Wuxi Jinbang, an 85%-owned subsidiary of Beijing LOBO, for cash consideration of RMB18,000 (approximately US $2,529) and RMB9.18 million (approximately US $ 1,289,724) (the “Purchase Price”), respectively. Upon closing of the transaction contemplated by the Disposition, we no longer had control over Guangzhou LOBO or Wuxi Jinbang.

Our Competitive Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors:

Accumulated industry resources and experienced management team

Our success is led by a visionary management team with a unique combination of engineering, design, and management experience, with a strong track record of execution. Our management and key personnel have extensive experience in the e-bicycles industry and the IT industry. Our CEO, Mr. Huajian Xu, has over 20 years’ experience in the marketing and management in the telecommunications industry, IT industry and e-bicycle industry. Together with the Standardization Work Committee of the China Electrotechnical Society, as the first author, he drafted the “Technical specification for conductive and intelligent fast charger of electric bicycles T/CES 065-2021” in 2021, which has become the industry standard of the intelligent fast charging field in the e-bicycle industry in China. The standard specifies the requirements for communication protocol, safety and charging process of conductive fast charger of e-bicycles. He also was in charge of the new industry standard of wheeled service robot for elderly with other experts organized by Standardization Work Committee of the China Electrotechnical Society. The industry standard was released in December 2022. Our COO, Mr. Huiyan Xie, has over 12 years’ experiences in the maketing and management in the industry. Mr. Xie was the founder of Beijing LOBO and once served as a senior manager in EZGO Technologies Ltd. (Nasdaq: EZGO). Our core management personnel also includes Mr. Xing Xia, the former general manager of Wuxi Jinbang. Mr. Xia is one of the pioneers in the domestic e-bicycle industry and electric motorcycle industry, and has more than 20 years’ experience in the manufacture, operation and management of electric motorcycles and bicycles.

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

Continue to innovate and launch new products

Our success has been underpinned by our innovation of products, including our integrated product development concept and user-centered product design philosophy. We believe that our high-quality and affordable products are the keys to our success. To achieve the goal of being a hidden champion in the industry, we will (1) adhere to the manufacture of e-bicycles as our main business, launch new products, and diversify our products line, such as our latest solar-powered e-bicycles; (2) prioritize our strategic products, such as intelligent electric urban tricycles and elderly scooters, and (3) strengthen the development of intelligent products.

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

As of December 31, 2024, we have established a dealer network with 138 dealers in more than 60 foreign countries in Asia, Europe, Africa, Latin America and the U.S.

We normally expand our dealer network and engage new dealers when we attend trade shows. To maintain our dealer network, we visit our dealers and develop new dealer relationships by visiting dealers in person. At the same time, we expand our brand awareness by using social media. We also expect to increase our marketing expenses on the Alibaba international platform and participate in industry international exhibitions, for example, Canton Fair, Las Vegas AIMEXPO to expand our dealer network around the world in 2024.

For our solution development segment, we maintain our business relationship with a few leading suppliers in the industry by providing good quality service and improving the capabilities of our solutions, including the capabilities in integrating and outsourcing. Our rich experiences and resource capabilities in multimedia interactive software system give us irreplaceable advantages for tier-one suppliers. We terminated this segment service in first season of 2024.

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

Our Products and Solutions

Our product portfolio consists of four series, including two-wheeled electric vehicles, electric three-wheeled vehicles, electric four-wheeled utility vehicles, and AI robotic products. We purchase spare parts from suppliers and assemble our products in our factories. We have four factories with five assembly lines in total in Tianjin and Wuxi. There are three factories with three assembly lines in Tianjin, and there is one factory with two assembly lines in Wuxi. We lease the factories but own the manufacturing equipment in our factories. During peak periods, the actual utilization rate of production capacity is about 90% under the current site conditions.

For cost control purpose, we outsource the production of mature and simple products that have relatively low gross profit margins, as well as four-wheeled vehicles that we do not have the conditions to assemble. Outsourcing manufacturing of certain models of two-wheeled bicycles can reduce the costs by 3%-5% compared with manufacturing in our factories. The outsourced products only make up a part of our overall products and cover our two-wheeled, three-wheeled, and four-wheeled products. In 2023, the company outsourced 2,436 electric two-wheeled bicycles, 569 electric three-wheeled bicycles, and 270 electric four-wheeled utility vehicles, accounting for 5.60% of electric vehicles in stock. In 2024, the company outsourced 10,519 electric two-wheeled bicycles, 4,522 electric three-wheeled bicycles, and 604 electric four-wheeled utility vehicles, accounting for 25.24% of electric vehicles in stock.

Two-wheeled Electric Vehicles (E-bicycles)

E-bicycles. Our e-bicycles are powered by electric motors. The appearance of e-bicycles is similar to that of traditional bicycles, with a few plastic shields. Our e-bicycles can reach maximum speeds of 25 km/h when powered by an electric motor. Most of our e-bicycle models use lithium batteries. All of our e-bicycles conform to the new national standard GB17761-2018 and have obtained 3C Certificates (China Compulsory Certificate). E-bicycles are more convenient for riders to ride than traditional bicycles as riders can rely on the electric motor for propulsion. As of December 31, 2024, the suggested retail prices for the different models of our e-bicycles ranged from RMB 1200 (USD $188) to RMB 3000 (USD $471) as of December 31, 2024 (including batteries and chargers).

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

For fiscal years 2024 and 2023, our revenue generated from sales of two-wheeled electric vehicles amounted to RMB 80 million (USD $10.9 million) and RMB 73 million (USD $10.3 million), respectively, representing 51% and 67 % of our total revenue for those periods, respectively.

Three-wheeled Electric Vehicles (E-tricycles)

Our e-tricycles consist of more than 100 models. Our e-tricycle is an urban leisure tricycle for one or two adult passengers’ commuter use only, which is mainly composed of a front wheel and two rear wheels, of which two rear wheels are power wheels and the front wheel is the steering wheel. The maximum speed is usually less than 25 km/h.

As of December 31, 2024, the suggested retail prices for the different models of our multifunctional tricycles ranged from RMB 1980 (USD $310) to RMB 4980 (USD $780) (including batteries and chargers).

For fiscal years 2024 and 2023, our revenue generated from sales of three-wheeled electric vehicles amounted to RMB 30 million (USD $4.2 million) and RMB 15 million (USD $2.1 million), respectively, representing 20% and 14% of our total revenue for those periods, respectively.

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

For fiscal years 2024 and 2023, our revenue generated from sales of four-wheeled electric vehicles amounted to RMB 4.5 million (USD 624,000) and RMB 1.2 million (USD $165,000), representing 3% and 1% of our total revenue for those periods, respectively.

Our Supply Chain

Our supply chain diversification strategy helps us build a more resilient supply chain and gives us flexibility in supply procurement.

China’s electric bicycle industry and supply chain are geographically divided into several regions, mainly the Tianjin region, Wuxi region and Taizhou region. The suppliers of different sizes and quality are gathered in different regions except for several large national suppliers. We sourced from over 131 suppliers across the three regions in 2023. Our top ten suppliers accounted for 64.88% of the value of our total purchases in 2023. There is no supplier that accounted for 10% or more of total purchase during the year ended December 31, 2023. We sourced from over 337 suppliers across the three regions in 2024. Our top ten suppliers accounted for 54% of the value of our total purchases in 2024. Two of supplier that accounted for 10% or more of total purchase during the year ended December 31, 2024. The supply chain covers from bicycle frames to lamps, tires, hydraulic forks, power motors, controllers, batteries, cushions, instrument panels, plastic covers and other accessories. Our product managers cooperated with our suppliers closely by soliciting our suppliers’ input and feedback throughout our product design and manufacturing process, therefore, we maintain the flexibility of our supply chain by designing products with common components or sourcing interchangeable components from different suppliers. Close working relationships with our suppliers, our continued procurement, and punctual payments are the key reasons why we can launch new products periodically with price advantage and operate an efficient and diversified supply chain. Two of our suppliers represents more than 10% of total annual purchases in 2023. Two of our suppliers represents more than 10% of total annual purchases in 2024.

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

The following diagram illustrates our corporate structure as of December 31, 2024.

D.	Property, Plants and Equipment

Our headquarters are located at Gemini Mansion B 901, Software Park No. 18-17 Zhenze Rd. Xinwu Qu, Wuxi Jiangsu, China and we maintain offices, manufacturing and storage facilities in Tianjin, and Wuxi respectively. The offices of Tianjin Bibosch and Beijing LOBO are at the FL 403, 506-509, H2 Building, Changyuan Road, Wuqing Development Zone, Tianjin. The factories are at Beicai Village, Wuqing District and Lvcai Road North 1, 70, Fuyuan Dao, Wuqing Development Zone, Wuqing District, Tianjin as well as No.12 Houhui Rd., Wuxi respectively. As of the date of this annual report, we do not own any real estate, and we leased an aggregate of [19,698.94] square meters of real property, of which 672.8 square meters are office rooms, 2500 square meters are inventory room, and [16,526.14] square meters are factory buildings.  We do not expect to experience difficulties in renewing any of the leases when they expire. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms. For the sake of cost control, on the premise of reasonable layout of production capacity, we may terminate the lease contract in advance or not renew the contract when it expires.

As of December 31, 2024, we have 28 registered patents in China, covering battery anti-theft, USB sockets, electronic fences, automatic driving and navigation, and multimedia interactive software system and 11 patent applications in China . The term for invention patents in China is 20 years from the date of filing, for utility model patents is 10 years from the filing date, and the term for design patents is 15 years from the filing date. As of December 31, 2024, we had 20 software copyrights registered in China. As of the date of this annual report, we own two stylized or graphic trademarks for all relevant goods/services. We also own 134 trademark registrations such as “Weiqi,” “LOBOEV,” etc..

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result ofmany factors, including those we describe under “Item 3.D. Risk Factors” and elsewhere in this annual report on Form 20-F.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to launch new products;

●	our ability to enhance our operational efficiency; and

●	our ability to expand into international markets.

Results of Operations

For the years ended December 31, 2024 and 2023

The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the years ended December, 2024 and 2023, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the year ended
	December 31,
	2024	2023
Revenues	$21,188,606	$15,474,918
Cost of revenues	18,731,995	13,266,821
Gross Profit	2,456,611	2,208,097

Operating expenses
Selling and marketing expenses	716,021	610,487
General and administrative expenses	2,020,003	516,187
Research and development expenses	1,663,445	262,375
Total operating expenses	4,399,469	1,389,049

Operating (loss)/income	(1,942,858)	819,048

Other expenses (income)
Interest expense	20	7,508
Gain on disposal of subsidiaries	(836,112)
Other income	(380,892)	(519,784)
Total other income, net	(1,216,984)	(512,276)

(loss)/Income before income tax expense	(725,874)	1,331,324
Income tax expense	119,967	344,853
Net (loss)/Income	(845,841)	986,471

Net (loss)/Income	(845,841)	986,471
Less: Net (loss)/income attributable to non-controlling interest	33,005	(16,873)
Net (loss)/income attributable to LOBO EV Technologies LTD	(812,836)	969,598

Net (loss)/Income	(845,841)	986,471
Foreign currency translation adjustments	(204,541)	(187,459)
Total comprehensive (loss) income	(1,050,382)	799,012
Less: Comprehensive net (loss) attributable to noncontrolling interests	(37,574)	12,304
Total comprehensive (loss) income attributable to LOBO EV Technologies LTD	$(1,012,808)	786,708

Segment Information

The Company has determined that it operates in two operating segments for the years ended December 31, 2024 and 2023: (1) electric vehicles and accessories sales, and (2) software royalties and development and design services.

The following tables present the summary of each reportable segment’s revenue and income, which are considered as segment operating performance measures, for the years ended December 31, 2024 and 2023:

	For the Year Ended December 31, 2024
	Electric vehicles and accessories sales	Software royalties and development and design services
	Segment	Segment	Consolidated
Current assets	21,206,263	-	21,206,263
Non-current assets	2,813,325	-	2,813,325
Revenues	21,132,121	56,485	21,188,606
Depreciation and amortization	1,519,640	(515,551)	1,004,089
Segment income before tax	14,438	(740,312)	(725,874)
Segment gross profit margin	14%	(912)%	12%
Net income	(105,529)	(740,312)	(845,841)

	For the Year Ended December 31, 2023
	Electric vehicles and accessories sales	Software royalties and development and design services
	Segment	Segment	Consolidated
Current assets	$15,830,685	$274,228	$16,104,913
Non-current assets	1,764,534	1,802,037	3,566,571
Revenues	14,298,967	1,175,951	15,474,918
Depreciation and amortization	180,861	541,917	722,778
Segment income before tax	1,349,430	(18,106)	1,331,324
Segment gross profit margin	12%	40%	14%
Net income	$1,004,577	$(18,106)	$986,471

Depreciation and amortization

The increase of depreciation and amortization year over year was primarily due to the increases in amortization of the intangibles in the software royalties and development and design services segment.

Segment income before tax

The income before tax in the vehicles and accessories sales segment decreased by $1,334,992 to $14,438 for the year ended December 31, 2024, from income before tax of $1,349,430 for the year ended December 31, 2023.

The loss before tax in the software royalties and development and design services segment increased by $722,206 to loss of $740,312 for the year ended December 31, 2024, from income of $18,106 for the year ended December 31, 2023.

Components of Results of Operations

Revenues

Our revenues for the years ended December 31, 2024 and 2023 were $21,188,606 and $15,474,918, respectively. The 37% increase in revenues was driven by the increase in electric vehicles and accessories sales.

The revenues of the electric vehicles and accessories sales segment increased by $6,833,154 to $21,132,121 for the year ended December 31, 2024, from $14,298,967 for the year ended December 31, 2023, representing a increase  of approximately 48%.

A detailed breakdown of sales revenues and units sold in the electric vehicles and accessories sales segment for the years ended December 31, 2024 and 2023 is set forth below:

	For the Years Ended December 31,		Variance
Electric vehicles and accessories sales revenues	2024	2023	Amount	%
Two-wheeled E-bicycles	$10,588,695	$9,585,918	$1,002,777	10.46%
Two-wheeled E-Mopeds	266,962	722,697	(455,735)	(63.06)%
Three-wheeled Electric Vehicles	4,196,960	2,143,036	2,053,924	95.84%
Four-Wheeled Electric off-highway Shuttles	624,089	164,679	459,410	278.97%
Batteries	4,283,388	1,172,441	3,110,947	265.34%
Parts and Accessories	1,172,027	510,196	661,831	129.72%
Total	$21,132,121	$14,298,967	$6,833,154	47.79%

	For the Years Ended December 31,		Variance
Electric vehicles and accessories units sold	2024	2023	Amount	%
Two-wheeled E-bicycles	46,405	49,548	(3,143)	(6.34)%
Two-wheeled E-Mopeds	771	2,278	(1,507)	(66.15)%
Three-wheeled Electric Vehicles	12,828	7,482	5,346	71.45%
Four-Wheeled Electric off-highway Shuttles	876	198	678	341.99%
Batteries	10,425	17,492	(7,067)	(40.40)%
Parts and Accessories	140,750	36,301	104,449	287.73%
Total	$212,055	$113,299	$98,756	87.16%

The software royalties and development and design services segment provides software solutions development for automotive electronics, like multimedia interactive system, multifunctional rear-view mirrors, and dash-cam, and household solar electronic system. We develop this segment primarily through collaborating with and subcontracting from tier-one automobile suppliers.

The revenues of the software royalties and development and design services segment decreased by $1,119,466 to $56,485 for the year ended December 31, 2024, from $$1,175,951 for the year ended December 31, 2023, representing an decrease of approximately 95% due to the sale of Guangzhou Lobo.

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of raw materials, battery packs, depreciation, maintenance, and other overhead expenses. Our cost of revenues increased by $5,465,174 , or 42%, to $18,731,995 for the year ended December 31, 2024 from $13,266,821 for the year ended December 31, 2023. The percentage increase in cost of revenue was consistent with the 37% increase in revenues.

Gross profit

Gross profits for the years ended December 31, 2024 and 2023 were $2,456,611 and $2,208,097, representing 12% and 14% of revenues, respectively.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salaries and benefits, office expense, and freight expense. Our selling and marketing expenses were $716,021 and $610,487 for the years ended December 31, 2024 and 2023, respectively. The selling and marketing expenses increased primarily due to hiring more salesforce to capture the momentum of the revenue increase and more salary expenses were incurred.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and welfare expenses, rent expenses, and depreciation. Our general and administrative expenses were $2,020,003 and $516,187 for the years ended December 31, 2024 and 2023. The general and administrative expenses increased primarily due to the costs related to being a public company including audit fees and consulting fees, and the Company incurred more costs to implement the 5S methodology in the factory management during the year ended December 31, 2024.

Research and development expenses

Research and development expenses are related to certain software research and development for internal use. Research and development expenses primarily consist of employee salaries and benefit costs. Research and development expenses were $1,663,445 and $262,375 for the years ended December 31, 2024 and 2023, respectively. The research and development expenses increased primarily due to the Company’s increased research activities, building foundation to more effectively supply the market demand in coming years.

Income tax expense

The PRC enterprise income tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China. Income tax expenses amounted to $119,967 and $344,853 for the years ended December 31, 2024 and 2023, respectively. The change resulted from the change in our taxable income.

Net income

As a result of the foregoing, our net (loss)incomes for the years ended December 31, 2024 and 2023, were $(845,841) and $986,471, respectively.

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

Liquidity and Capital Resources

As of December 31, 2024, we had cash and cash equivalents of $1,379,434 and a total working capital of $7,299,262.

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

Cash Flows

The following table summarizes our cash flows for the periods indicated:

		For the year ended December 31,
	2024	2023	2022
Net cash (used in) provided by operating activities	$(2,935,176)	$(1,416,618)	$(1,181,659)
Net cash provided by (used in) investing activities	(283,823)	614,673	(981,407)
Net cash provided by financing activities	4,613,271	1,096,009	1,725,629
Effect of exchange rate changes	24,983	(6,558)	6,258
Net (decrease) increase in cash, cash equivalents, and restricted cash	$1,419,255	$287,506	$(431,179)

Operating Activities

Net cash used in operating activities was $2,935,176, for the year ended December 31, 2024, primarily derived from (a) net loss of $845,841, adjusted by depreciation and amortization of $1,004,089, gain on disposal of subsidiaries of $836,112, and amortization of operating lease right-of-use assets of $370,283; (b) an increase of inventories of $4,658,182; (c) an increase of prepaid expenses of $2,426,075, and (d) an increase of operating lease liabilities of $332,159 and offset by (a) a decrease of accounts receivables of $617,183, (b) an increase of accounts payable of $1,386,960, (c) an increase of advance from customers of $363,803, and (d) an increase of other current payables of $1,241,012.

Net cash used operating activities was $1,416,618 for the year ended December 31, 2023, primarily derived from (a) a decrease of accounts payable of $816,530; (b) an increase of prepaid expenses of $4,021,436, (c) an increase of inventories of $2,038,096, offset by (a) a decrease of accounts receivables of $437,684, (b) an increase of VAT payable of $1,222,130, and (c) an increase of Taxes payable of $649,355. The increase VAT payable was primarily due to the increase of revenues. The increase in prepaid expenses was primarily due to the prepayment to vendors.

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

Investing Activities

For the year ended December 31, 2024, net cash used in investing activities was $283,823, which was primarily due to purchase of property and equipment of $ 325,257 and purchase of short-term investment of $125,075, offset by proceeds from sale of long-term equity investments of $94,640.

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

Financing Activities

For the year ended December 31, 2024, net cash provided by financing activities was $4,613,271, consisting of (a) the net proceeds from IPO of $3,180,963, (b) proceeds of interest-free loans from related parties of $8,747,287, (c) proceeds from issuance of convertible nonds of $1,500,850, and offset by the repayments of interest-free loan to related parties in the amount of $9,246,025.

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

Trend Information

Other than as disclosed in “Risk Factors—Risks Related to Our Business and Industry— The COVID-19 pandemic and the effect of COVID-Zero policy in China had a material adverse effect on our business in the past two years” in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.Furthermore, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Tabular Disclosure of Contractual Obligations

Commitments and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity.

Operating Lease

Our operating lease contractual obligations as of December 31, 2024 were as follows:

The periods ending December 31,
2025	807,609
2026	337,377
2027	155,310
2028	94,621
Total minimum lease payments	1,394,917

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

Critical Accounting Policies

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

The Consolidated Balance Sheets amounts, with the exception of equity, on December 31, 2024 and 2023 were translated at RMB7.2993 to $1.00 and RMB7.0999 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to Consolidated Statements of Operations and Comprehensive Income and Cash Flows for the years ended December 31, 2024 and 2023 were RMB7.1957 to $1.00 and RMB7.0809 to $1.00, respectively.

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

The carrying amounts of the Company’s financial instruments approximate their fair values because of their short-term nature. The Company’s financial instruments include cash, short-term investments, accounts receivable, amounts due from related parties, other current assets, amounts due to related parties, accounts payable and other current payables. Short-term investments are recorded at fair value, based on Level 1 inputs as of December 31, 2024 and 2023.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

(f) Accounts receivable

Accounts receivable are stated at the original amount less credit losses, if any, based on a review of all outstanding amounts at period end. The Company adopted ASU No. 2016-13, “Financial Instruments – Credit Losses” on January 1, 2023. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends and changes in its customer payment patterns, and concluded that the adoption has no material impact on the consolidated financial statements and did not consider necessary to record credit losses against its accounts receivable as of December 31, 2024 and 2023.

(g) Inventories

Inventories, primarily consisting of the raw materials purchased by the Company for battery packs assembling and e-bicycles production, and finished goods including battery packs and e-bicycles, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. There were no write-downs recognized for the inventories for the years ended December 31, 2024 and 2023.

(h) Short-term investments

Short-term investments include investment in publicly traded stocks as of December 31, 2023. The publicly traded stocks has readily determinable fair values, and are recorded at fair value with changes in fair value recorded in other income in the consolidated statement of operations and comprehensive income. The Company has disposed of all short-term investments in 2024.

For the years ended December 31, 2024 and 2023, the Company did not record any impairment on the short-term investment.

(i) Deferred IPO costs

Deferred IPO costs represent the incremental costs incurred for the Company’s initial public offering (“IPO”). These costs were deferred and were deducted from the proceeds of the IPO upon the completion of the IPO. Deferred IPO costs primary include professional fees related to the IPO. As of December 31, 2023, the deferred IPO costs were $1,282,570, included in the Prepaid expenses and other current assets in the Consolidated Balance Sheets. Deferred IPO cost were expensed in March 2024 when the Company received the proceeds from the IPO.

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

We amortize the purchased software on a straight-line basis over their estimated useful lives, which is typically 3 years. Amortization expense of Beijing LOBO is included in General and administrative expense, and amortization expense of Guangzhou LOBO is included in cost of revenue on the statements of operations We evaluate the purchased software for impairment and did not record impairment losses for the years ended December 31, 2024 and 2023. Refer to Note 9 – Intangible Assets for additional information regarding our purchased software.

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

In 2023, the capitalized software for internal use was completed, the capitalized costs is amortized on a straight-line basis over the estimated useful live of three years. The Company reviews the carrying value for impairment whenever facts and circumstances exist that would suggest that assets might be impaired or that the useful lives should be modified. Refer to Note 9 – Intangible Assets for additional information regarding our capitalized software development costs.

Amortization of intangible assets including purchased and internal use software totaled $751,208 and $468,781 for the years ended December 31, 2024 and 2023, respectively.

(m) Impairment of Long-lived Assets

In accordance with ASC Topic 360, Property, Plant, and Equipment, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Company did not record any impairment charge for the years ended December 31, 2024 and 2023.

(n) Value Added Tax

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

(o) Revenue Recognition

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

The Company offers customer warranties generally from three months to one year. To estimate reserve for warranties and returns the Company relies on historical sales returns and warranty repair costs. Based on assessment the Company assessed no cost for warranties and returns for the years ended December 31, 2024 and 2023 for the electric vehicles and accessories segment.

Revenue from sale of software development and design services

The Company provides automobile information and entertainment software development and design services to customers before 2024. The software development and design service contracts with customers includes two components: 1) software development, and 2) royalty agreements, and the contracts specify the transaction price for each component. The Company is primarily responsible for fulfilling the promises in both components of the contract, and thus the Company is the principal in both components of the contract.

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

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced when the Company has satisfied its performance obligation and has unconditional right to the payment. The Company has no contract assets as of December 31, 2024 and 2023.

Contract liabilities primarily consist of advances from customers. As of December 31, 2024 and 2023, the Company recognized advances from customers amounted to $1,843,976 and $1,555,424, respectively. During the years ended December 31, 2024 and 2023, $1,298,230 and $135,002 were recognized as revenues from the contract liabilities.

The Company’s standard warranty on the software development and design services varies from one year to three years or up to 100,000 kilometers of the vehicles that equipped with the software. This warranty primarily includes basic after-sales service, such as software bug fixes. The Company considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the software development and design services and therefore, is not a separate performance obligation. The Company analyzed historical warranty claims, and warranty cost of $16,625 and $35,401 were recorded in cost of revenues for the years ended December 31, 2024 and 2023, respectively.

(p) Research and Development Expenses

Research and development (“R&D”) expenses are expensed as incurred. R&D costs are related to certain software research and development for internal use.

R&D expenses primarily consist of employee salary and benefit costs. R&D expenses were $1,663,445, $262,375 and $227,555 for the years ended December 31, 2024, 2023 and 2022, respectively.

(q) Income Taxes

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

(r) Non-controlling Interest

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

(s) Segment Reporting

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

(t) Net Income Per Share

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

(u) Comprehensive Income

Comprehensive income is comprised of the Company’s net income and other comprehensive income (loss). The components of other comprehensive loss consist solely of foreign currency translation adjustments.

(v) Commitments and Contingencies

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

(w) Recent Accounting Standards

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

Quantitative and Qualitative Disclosures about Market Risks

We are also exposed to liquidity risk which is risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

Inflation risk

Our costs and expenses may also be affected by China’s inflation level. Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2021, 2022 and 2023 were increases of 0.9%, 2.0% and 0.2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Interest rate risk

Our exposure to interest rate risk primarily relates to the long-term borrowings we have entered with a bank. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we have now or in the future.

Foreign currency translation and transaction

Substantially all of our operating activities and our assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Position
Huajian Xu	58	Director, Chief Executive Officer and Chairman
Tong Zhu	49	Chief Financial Officer
Huiyan Xie	39	Chief Operating Officer
Zhaohui Randall Xu	56	Independent Director
Ye Ren	38	Independent Director
Harry D. Schulman	74	Independent Director

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

Huiyan Xie Mr. Xie is one of the founders of the company. He has been our vice president since October 2021. He was born in 1986 and has over 10 years’ experience in e-bike industry. Prior that, Mr.Xie served as the general manager of Tianjing Dilang Technology Co., Ltd, a subsidiary of EZGO Technologies Ltd, (Nasdaq: EZGO) from July 2019 to July 2021. He was responsible for manufacturing e-bike and e-tricycle. He was the manager & executive director of Beijing Weiqi Technologies Co., Ltd., the former name of Beijing Lobo, from August 2014 to June 2019. He started to pursue his business dreams in Wanda Beijing branch as a sales manager during 2009 to 2014. Mr. Xie studied in Beijing Institute of Technology in 2006-2009 with a major in Electrical Engineering and Automation. He was admitted to the online MBA program at the University of Tennessee for the Spring semester of 2021. and currently is pursuing his Doctorate degree in Business Administration at Brest Business School in France.

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

For the years ended December 31, 2024, 2023, and 2022, we paid an aggregate of approximately $42,000, $20,000, and $15,100, respectively, in cash and benefits to our executive officers.  We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Equity Incentive Plan

We have not granted any equity awards to our directors or executive officers during the fiscal year ended December 31, 2024 and 2023. On March 30, 2025, LOBO EV TECHNOLOGIES LTD 2025 Equity Incentive Plan (the “Plan”) became effective. The following sets forth certain information with respect to our share incentive plan. The following description is only a summary of the plan and is qualified in its entirety by reference to the full text of the Plan, which serves as an exhibit to this Form 20-F.

2025 Equity Incentive Plan

On March 30, 2025, we adopted the Plan to attract, retain and provide incentives to key management employees, directors, and consultants of the Company and our affiliates, and to align the interests of such service providers with those of the Company’s shareholders. The maximum aggregate number of Shares which may be issued pursuant to all awards under the Equity Incentive Plan is 1,250,000 Shares.

The Plan provides for the granting of non-qualified share options, incentive share options, restricted share awards, restricted share unit awards, share appreciation rights, performance share awards, performance unit awards, unrestricted share awards, distribution equivalent rights or any combination of the foregoing. Grants may be evidenced by award agreements.

Incentive Compensation

We do not maintain any cash incentive or bonus programs and did not maintain any such programs during the year ended December 31, 2024 and 2023.

Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended December 31, 2024:

Name	Fees Earned in Cash	All Other Compensation	Total
Huajian Xu	$8,400	$0	$7,700
Jiancong Cai	$10,700	$0	$10,300
Tong Zhu	$25,000	$0	$24,000

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended December 31, 2023:

Name	Fees Earned in Cash	All Other Compensation	Total
Huajian Xu	$8,400	$0	$7,700
Jiancong Cai	$10,700	$0	$10,300
Tong Zhu	$25,000	$0	$24,000

C.	Board Practices

Please refer to “Item 6 Directors, Senior Management And Employees – A. Directors and Officers.”

D.	Employees

Employees

We had 93 full-time employees as of December 31, 2024. We also hire independent contractors in our manufacturing segment.

The following table provides the number of our full-time employees by function, as of December 31, 2024

Function	Number of Full-Time Employees
Research and Development	53
Business and Marketing	28
Administrative, Human Resources and Finance	12
Total	93

As of December 31, 2024, we had 44 personnel working on the assembly and production lines. The following table provides the number of personnel working on the assembly and production lines outsourced from third parties by location as of December 31, 2024. The exact number is subject to changes based on our daily operations and orders.

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

The beneficial ownership of ordinary shares of the Company is based on [8,630,000]ordinary shares issued and outstanding as of April 30, 2025.

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

Name of Beneficial Owners(1)	Number	%
Directors and Executive Officers:
Huajian Xu (3)	3,704,320	47.61%
Tong Zhu	-	-
Jiancong Cai	640,000	8.23%
Zhaohui Randall Xu	-	-
Ye Ren	-	-
Harry D. Schulman	-	-
All directors, director nominees, and executive officers as a group (6 persons)	4,344,320	55.84%
5% shareholders:
Jiancong Cai	640,000	8.23%
Wealthford Capital Ltd. (2)	3,704,320	47.61%
Huiyan Xie	640,000	8.23%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd, Xinwu District, Wuxi, Jiangsu, People’s Republic of China, 214111.

(2)	3,704,320 Ordinary Shares directly held by Wealthford Capital Ltd. of which our Chief Executive Officer is the 90% shareholder and holds the voting and dispositive power over the Ordinary Shares held by such entity.

(3)	Huajian Xu, our Chief Executive Officer, is the 90% shareholder of Wealthford Capital Ltd. and holds the voting and dispositive power over the Ordinary Shares held by such entity.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”

B.	Related Party Transactions

The following is a list of related parties with which the Company has transactions since January 1, 2021:

	Name	Relationship
(a)	Jiancong Cai	7.416% shareholder the Company
(b)	Huiyan Xie	Deputy General Manager,COO, 7.416% shareholder of the Company
(c)	Huajian Xu	CEO of the Company
(d)	Xing Xia	Deputy General Manager/ 15% shareholder of Wuxi Jinbang
(e)	Jiangsu Zhihe New Energy Technology Co., Ltd.	Xing Xia (d) holds 49% of the company’s shares and serves as a supervisor.
(f)	Pingyi Xu	Huajian Xu (c)’s son
(g)	Linhui He	Jiancong Cai (a)’s wife
(i)	Wealthford Capital Ltd.	39.865% shareholder of the Company
(j)	Hangzhou Zhiyi Digital Technology Co., Ltd.	Pingyi Xu (f) holds 90% of the company’s shares and serves as a legal representative; Huajian Xu (c) holds 10% of the company’s shares.
(k)	Qianlimu (Shiyan) Technology Co., LTD	Hangzhou Zhiyi Digital Technology Co., Ltd. (j) holds 70% of the company’s share
(l)	CEDE & CO	20.611% shareholder of the Company

Amounts due from related parties

As of December 31, 2024, amounts due from related parties, consisted of the following:

					Exchange
		December 31,		Received	Rate	December 31,
		2019	Provided	Repayment	Translation	2020
Amounts due from related parties
(b)	Huiyan Xie	$20,698	$6,108,447	$(5,552,765)	$33,678	$610,058
(c)	Huajian Xu	-	66,409	-	3,860	70,269
(d)	Xing Xia	1,207,345	2,667,754	(1,977,521)	120,935	2,018,513
(e)	Jiangsu Zhihe New Energy Technology Co., Ltd.	22,471	8,690	-	2,010	33,171
Total amounts due from related parties		$1,250,514	$8,851,300	$(7,530,286)	$160,483	$2,732,011

					Exchange
		December 31,		Received	Rate	December 31,
		2020	Provided	Repayment	Translation	2021
Amounts due from related parties
(a)	Jiancong Cai	$-	$331,471	$(174,520)	$1,926	$158,877
(b)	Huiyan Xie	610,058	13,834,408	(13,324,865)	20,842	1,140,443
(c)	Huajian Xu	70,269	-	(4,561)	1,680	67,388
(d)	Xing Xia	2,018,513	3,718,728	(4,493,123)	38,770	1,282,888
(e)	Jiangsu Zhihe New Energy Technology Co., Ltd.	33,171	313,090	(346,643)	382	-
Total amounts due from related parties		$2,732,011	$18,197,697	$(18,343,712)	$63,600	$2,649,596

					Exchange
		December 31,		Received	Rate	December 31,
		2021	Provided	Repayment	Translation	2022
Amounts due from related parties
(a)	Jiancong Cai	158,877	4,136,951	(3,625,974)	(24,545)	645,309
(b)	Huiyan Xie	1,140,443	9,140,841	(9,363,654)	(81,310)	836,320
(c)	Huajian Xu	67,388	217,355	(280,679)	(4,064)	-
(d)	Xing Xia	1,282,888	6,039,982	(5,169,249)	(118,811)	2,034,810
Total amounts due from related parties		$2,649,596	$19,535,129	$(18,439,556)	$(228,730)	$3,516,439

					Exchange
		December 31,		Received	Rate	December 31,
		2022	Provided	Repayment	Translation	2023
Amounts due from related parties
(a)	Jiancong Cai	$645,309	$-	$(628,568)	$(16,741)	$-
(b)	Huiyan Xie	836,320	12,261,386	(13,075,865)	(21,841)	-
(d)	Xing Xia	2,034,810	4,635,445	(6,615,184)	(55,071)	-
Total amounts due from related parties		$3,516,439	$16,896,831	$(20,319,617)	$(93,653)	$-

The balance mainly represented the interest-free loans receivable from the shareholders and related entity. The amounts due from Jiancong Cai, COO Huiyan Xie and Xing Xia have been fully repaid to the Company. As of December 31, 2023, Jiancong Cai, Huiyan Xie and Xing Xia have repaid all the loans due to the company.

Amount due to Related Parties

As of December 31, 2024, amounts due to related parties consisted of the following:

					Exchange
		December 31,			Rate	December 31,
		2019	Borrowed	Repaid	Translation	2020
Amounts due to related parties
(a)	Jiancong Cai	$5,688	$35,735	$(29,825)	$147,361	$158,959
(b)	Huiyan Xie	-	146,573	-	-	146,573
(c)	Huajian Xu	305,237	146,637	(307,784)	529,006	673,096
(d)	Xing Xia	-	673,096	-	(673,096)	-
(f)	Pingyi Xu	-	4,167	-	170,048	174,215
(g)	Linhui He	50,723	16,525	(65,007)	578	2,819
Total amounts due to related parties		$361,648	$1,022,733	$(402,616)	$173,897	$1,155,662

					Exchange
		December 31,			Rate	December 31,
		2020	Borrowed	Repaid	Translation	2021
Amounts due to related parties
(a)	Jiancong Cai	$158,959	$-	$(12,464)	$142	$146,637
(b)	Huiyan Xie	146,573	-	-	-	146,573
(c)	Huajian Xu	673,096	-	-	-	673,096
(f)	Pingyi Xu	174,215	-	(4,460)	51	169,806
(g)	Linhui He	2,819	2,559	(2,851)	64	2,591
Total amounts due to related parties		$1,155,662	$2,559	$(19,775)	$257	$1,138,703

					Exchange
		December 31,			Rate	December 31,
		2021	Borrowed	Repaid	Translation	2022
Amounts due to related parties
(a)	Jiancong Cai	$146,637	-	-	-	$146,637
(b)	Huiyan Xie	146,573	-	-	-	146,573
(c)	Huajian Xu	673,096	519,515	-	-	1,192,611
(f)	Pingyi Xu	169,806	-	-	-	169,806
(g)	Linhui He	2,591	-	(2,454)	(137)	-
Total amounts due to related parties		$1,138,703	$519,515	$(2,454)	$(137)	$1,655,627

					Exchange
		December 31,			Rate	December 31,
		2022	Borrowed	Repaid	Translation	2023
Amounts due to related parties
(e)	Jiancong Cai	$146,637	$3,194,892	$(3,187,141)	$(412)	$153,976
(f)	Huiyan Xie	146,573	374,475	(146,573)	-	374,475
(g)	Huajian Xu	1,192,611	955,107	(1,291,420)	(231)	856,068
(h)	Pingyi Xu	169,806	-	(169,806)	-	-
(d)	Xing Xia	-	286,852	-	-	286,852
Total amounts due to related parties		$1,655,627	$4,811,327	$(4,794,940)	$(643)	$1,671,371

					Exchange
		December 31,			Rate	Reclass to	Disposal of	December 31,
		2023	Borrowed	Repaid	Translation	OP	Subsidiaries	2024
Amounts due to related parties
(e)	Jiancong Cai	$153,976	$625,880	$(586,294)	$(4,769)	$-	$(188,793)	$-
(f)	Huiyan Xie	374,475	7,709,522	(8,062,758)	6,490	-	-	27,729
(g)	Huajian Xu	856,068	37,300	(207,345)	(1,342)	-	-	684,681
(d)	Xing Xia	286,852	374,585	-389,628	23,435	(1,136,886)	841,642	-
Total amounts due to related parties		$1,671,371	$8,747,287	$(9,246,025)	$23,814	$(1,136,886)	$652,849	$712,410

C.	Interests of Experts and Counsel

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

As of the date of this Report, we are authorized to issue a maximum of 50,000,000 shares with a par value of $0.001 per share. As of April 30, 2025, there were 8,630,000 ordinary shares outstanding.

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

General. LOBO’s authorized share capital is US$50,000 divided into 50,000,000 ordinary shares, with a par value of US$0.001 each. Holders of ordinary shares have the same rights. All of our outstanding ordinary shares are fully paid and non-assessable. To the extent they are issued, certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their ordinary shares. Our Memorandum and Articles of Association do not provide for pre-emptive rights.

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

The Group’s borrowings at variable rates are denominated mainly in Chinese yuan. For the year ended December 31, 2024 and 2023, the Company incurred interest expense of $35,701 and $7,929, respectively.

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

The Group is in compliance with all externally imposed capital requirements for the financial years ended December 31, 2024 and 2023.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by HTL International, LLC, our principal external auditor.

	Year Ended December 31,
	2023	2024
Services	USD	USD

Audit Fees(1)	$320,000	$ [*]
Total

(1)	Audit Fees. Audit fees mean the aggregate fees for each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

The policy of our audit committee is to pre-approve all professional services provided by HTL International, LLC, including audit and non-audit services. All of the services of HTL International, LLC for 2024 described above were in accordance with the audit committee pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company dismissed TPS Thayer, LLC, its independent registered public accounting firm for fiscal 2022 and fiscal 2023, effective December 26, 2024 and appointed HTL International, LLC as successor auditor of the Company effective December 26, 2024 to complete the Company’s audit for fiscal 2024.

The Company’s change of auditor is described on its Current Report on Form 6-K filed with the SEC on December 30, 2024, which is incorporated herein by reference.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements LOBO Holdings Ltd. are included at the end of this annual report..

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1**	The Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Company’s current report on Form 6-K (File No. 001-41981) filed with the SEC on March 25, 2024.
2.1**	Form of the Representative’s Warrants (incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 6-K (File No. 001-41981) filed with the SEC on March 25, 2024.
2.2**	Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.2 of our Annual Report on Form 20-F (File No. 001-41981) filed with the Securities Exchange Commission on April 30, 2024).
4.1**	Form of Employment Agreement (incorporated by reference to Exhibit 10.10 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.2**	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.11 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.2**	Translation of House Lease Contract dated January 5, 2022 entered by and between Guangzhou New Technology Institute and Guangzhou LOBO (incorporated by reference to Exhibit 10.2 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.3**	Translation of Leasing Contract entered by Tianjin Junli Electric Vehicle Co., Ltd. and Beijing LOBO (incorporated by reference to Exhibit 10.3 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.4**	Translation of House Lease Contract entered by Beijing Chuangfu Spring Business Service Co., Ltd. and Beijing LOBO (incorporated by reference to Exhibit 10.4 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.5**	Translation of Office Building Lease Contact dated March 30, 2022, entered by Tianjin Youdatong Operation Management Co., Ltd and Tianjin Bibosch (incorporated by reference to Exhibit 10.5 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.6**	Translation of Plant Lease Contract dated December 20, 2021 entered by Tianjin Youdatong Operation Management Co., Ltd. and Tianjin Bibosch (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.7**	Translation of Office Building Lease Contract entered by Tianjin Youdatong Operation Management Co., Ltd. and Tianjin LOBO (incorporated by reference to Exhibit 10.7 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.8**	Translation of Lease Contact entered by Wuxi Software Industry Development Co., Ltd. and Jiangsu LOBO (incorporated by reference to Exhibit 10.8 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.9**	Translation of House Lease Contact entered by Sichuan Yuanxing Rubber Co., Ltd. and Wuxi Jinbang (incorporated by reference to Exhibit 10.9 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.10**	Translation of Plant Lease Agreement entered by Tianjin Golden Wheel Bicycle (Group) Co., Ltd. and Beijing LOBO dated June 24, 2023 (incorporated by reference to Exhibit 10.12 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.11**	Translation of Shares Transfer Agreement dated December 12, 2021 (incorporated by reference to Exhibit 10.13 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.12**	LOBO EV TECHNOLOGIES LTD 2025 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 6-K (File No. 001-41981) filed with the SEC on March 31, 2025.
11.2**	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of our Annual Report on Form 20-F (File No. 001-41981) filed with the Securities Exchange Commission on April 30, 2024)
12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
21.1*	List of Principal Subsidiaries.
23.1*	Consent of TPS Thayer, LLC
23.2*	Consent of HTL International LLC
97.1**	Clawback Policy (incorporated by reference to Exhibit 97.1 of our Annual Report on Form 20-F (File No. 001-41981) filed with the Securities Exchange Commission on April 30, 2024).

* Filed herewith

** Previously Filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

LOBO EV TECHNOLOGIES LTD.

April 28, 2025	By:	/s/ Huajian Xu
	Name:	Huajian Xu
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Lobo EV Technologies Ltd

Opinion on the Financial Statements

We have audited the accompanying balance sheets of LOBO EV Technologies Ltd. (the Company) as of December 31, 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flow for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flow the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ HTL International LLC

We have served as the Company’s auditor since 2024.

Houston, Texas

April 28, 2025

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

Sugar Land, Texas

April 30, 2024

LOBO EV TECHNOLOGIES LTD

CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$1,379,434	$470,335
Restricted cash	510,156	-
Accounts receivable, net	1,506,894	2,532,551
Inventories, net	8,592,767	5,737,781
Short-term investments	-	56,768
Prepaid expenses and other current assets	7,689,423	7,307,478
Assets held for sale	1,527,589	-
Total current assets	21,206,263	16,104,913
Property and equipment, net	728,438	1,080,747
Intangible assets, net	871,044	1,916,362
Operating lease right-of-use assets, net	1,037,883	569,462
Deferred tax assets	175,960
Total Assets	24,019,588	19,671,484

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,217,720	$929,816
Advances from customers	1,843,976	1,555,424
Other current payables	1,798,252	370,913
VAT payable	550,439	6,078,846
Taxes payable	383,719	2,372,646
Amounts due to related parties	712,410	1,671,371
Short-term Loan	132,777	-
Convertible note payable, net	12,820	-
Liabilities held for sale	5,486,344	-
Operating lease liabilities, current	768,544	362,720
Total current liabilities	13,907,001	13,341,736
Long-term Loan	236,513	140,847
Operating lease liabilities, non-current	554,366	298,961
Other payables	-	11,320
Total liabilities	14,697,880	13,792,864

Commitments and contingencies	-	-

Equity:
Common stock* (par value of $0.001 per share, 50,000,000 shares authorized, 8,630,000 and 6,400,000 ordinary shares issued as of December 31, 2024 and 2023, respectively; 7,780,000and 6,400,000 ordinary shares outstanding as of December 31, 2024 and 2023, respectively)	8,630	6,400
Additional paid-in capital	8,781,273	3,013,333
Retained earnings	644,930	2,490,044
Accumulated other comprehensive income	(577,762)	(377,790)
Statutory reserve	464,637	521,566
Total LOBO EV Technologies LTD’s shareholders’ equity	9,321,708	5,653,553
Non-controlling interest	-	225,067
Total Equity	9,321,708	5,878,620

Total Liabilities and Equity	$24,019,588	$19,671,484

(In U.S. dollars except for number of shares)

The Pre-delivery 850,000 Shares were not considered outstanding (Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

LOBO EV TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. dollars except for number of shares)

	For the year ended
	December 31,
	2024	2023	2022
Revenues	$21,188,606	$15,474,918	$18,298,565
Cost of revenues	18,731,995	13,266,821	15,273,181
Gross Profit	2,456,611	2,208,097	3,025,384

Operating expenses
Selling and marketing expenses	716,021	610,487	585,772
General and administrative expenses	2,020,003	516,187	690,763
Research and development expenses	1,663,445	262,375	227,555
Total operating expenses	4,399,469	1,389,049	1,504,090

Operating (loss)/income	(1,942,858)	819,048	1,521,294

Other expenses (income)
Interest expense	20	7,508	16,715
Gain on disposal of subsidiaries	(836,112)
Other income	(380,892)	(519,784)	(27,949)
Total other income, net	(1,216,984)	(512,276)	(11,234)

(loss)/Income before income tax expense	(725,874)	1,331,324	1,532,528
Income tax expense	119,967	344,853	417,268
Net (loss)/Income	(845,841)	986,471	1,115,260

Net (loss)/Income	(845,841)	986,471	1,115,260
Less: Net (loss)/income attributable to non-controlling interest	33,005	(16,873)	(42,827)
Net (loss)/income attributable to LOBO EV Technologies LTD	(812,836)	969,598	1,072,433

Net (loss)/Income	(845,841)	986,471	1,115,260
Foreign currency translation adjustments	(204,541)	(187,459)	(359,614)
Total comprehensive (loss) income	(1,050,382)	799,012	755,646
Less: Comprehensive net (loss) attributable to noncontrolling interests	(37,574)	12,304	32,716
Total comprehensive (loss) income attributable to LOBO EV Technologies LTD	$(1,012,808)	786,708	722,930

Net (loss)/income per share, basic and diluted	$(0.11)	$0.15	0.17
Weighted average shares outstanding, basic and diluted	7,478,361	6,400,000	6,400,000

The Pre-delivery Shares were not considered outstanding and therefore excluded from basic and diluted loss per share calculation (Note 14).

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars except for number of shares)

	Ordinary Shares		Shareholders	Additional paid-in	Statuory	(Accumulated deficit) Retained	Accumulated other comprehensive	Total shareholders’	Non-controlling	Total
	Share	Amount	subscription	capital	reserves	earnings	loss	equity	Interest	equity
Balance as of December 31, 2022	6,400,000	6,400		3,013,333	422,330	1,619,682	(194,900)	4,866,845	212,763	5,079,608
Issurance of ordianary shares			-		-	-	-	-	-	-
Net income			-	-	-	969,598	-	969,598	16,873	986,471
Appropriation to statutory reserves	-	-		-	99,236	(99,236)		-		-
Foreign currency translation adjustments							(182,890)	(182,890)	(4,569)	(187,459)
Additional consideration paid for Reorganization			-	-	-		-	-	-	-
Balance as of December 31, 2023	6,400,000	6,400	-	3,013,333	521,566	2,490,044	(377,790)	5,653,553	225,067	5,878,620
Issurance of ordianary shares	1,380,000	1,380		3,179,583	-	-	-	3,180,963		3,180,963
Pre-Delivery Shares related to the issuance of Convertible Note	850,000	850		1,499,150				1,500,000		1,500,000
Net income			-	-	-	(812,836)	-	(812,836)	(33,005)	(845,841)
Appropriation to statutory reserves	-	-		-	170,914	(170,914)		-	-	-
Foreign currency translation adjustments							(199,972)	(199,972)	(4,569)	(204,541)
Gain on disposal of subsidiaries					(94,700)	94,700		-	(187,493)	(187,493)
other				1,089,207	(133,143)	(956,064)		-		-
Additional consideration paid for Reorganization			-	-	-		-	-	-	-
Balance as of December 31, 2024	8,630,000	8,630	-	8,781,273	464,637	644,930	(577,762)	9,321,708	-	9,321,708

The accompanying notes are an integral part of these consolidated financial statements.

LOBO EV TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars except for number of shares)

	For the years ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	(845,841)	986,471	1,115,260
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,004,089	722,778	347,189
Gain on disposal of property and equipment	(17,815)	-	-
Changes in fair value of short-term investments	(15,632)	-	-
Gain on sale of long-term investments	-	13,319	(14,861)
Amortization of operating lease Right-of-use assets, nets	370,283	181,791	230,305
Gain on disposal of subsidiaries	(836,112)	-	-
Unrealized loss on assets held for sale	455,938	-	-
Amortization of Convertible Note issuance cost	11,970	-	-
Changes in Operating Assets and Liabilities
Accounts receivable	617,183	437,684	(1,750,083)
Inventories	(4,658,182)	(2,038,096)	(2,026,214)
Prepaid expenses and other current assets	(2,426,075)	(4,021,436)	(2,070,066)
Deferred tax asset	(178,494)	-	-
Accounts payable	1,386,960	(816,530)	860,369
Advance from customers	363,803	1,409,334	(82,999)
Other current payables	1,241,012	(42,482)	178,113
VAT payable	108,456	1,222,130	41,815
Taxes payable	815,440	649,355	2,117,581
Operating lease Liabilities	(332,159)	(120,936)	(128,068)
Net cash (used in) provided by operating activities	(2,935,176)	(1,416,618)	(1,181,659)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest-free loan to related parties	-	(16,896,831)	(19,535,129)
Interest-free loan repaid by related parties	-	20,319,617	18,439,556
Purchase of short-term investment	(125,075)	(70,275)	-
Sale of short-term investment	71,869	-	-
Proceeds from sale of long-term equity investments	94,640	-	1,500,966
Purchase of property and equipment	(325,257)	(314,197)	(777,994)
Purchase of intangible assets	-	(985,995)	(608,806)
Additional consideration paid for Reorganization	-	(1,437,646)	-
Net cash used in investing activities	(283,823)	614,673	(981,407)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds of interest-free loan from related parties	8,747,287	4,811,327	519,515
Repayments of interest-free loan to related parties	(9,246,025)	(3,658,828)	(2,454)
Proceeds from issuance of convertible note, net of issuance costs	1,500,850	-	-
Repayments of short-term borrowings		(197,715)	-
Proceeds from short-term loan	190,277
Proceeds of long-term borrowings	239,919	141,225	-
Proceeds from additional paid in capital	-	-	1,208,568
Proceeds from IPO	3,180,963	-	-
Net cash provided by financing activities	4,613,271	1,096,009	1,725,629

Effect of exchange rate changes on cash and cash equivalents	24,983	(6,558)	6,258

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,419,255	287,506	(431,179)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	470,335	182,829	614,008
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	1,889,590	470,335	182,829

RECONCILATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period
Cash, cash equivalents	470,335	182,829	614,008
Restricted cash	-	-	-
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	470,335	182,829	614,008

RECONCILATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period
Cash, cash equivalents	1,379,434	470,335	182,829
Restricted cash	510,156	-	-
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	1,889,590	470,335	182,829

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Income taxes	(657)	(239)	-
Interest	20	408	(16,715)

NON-CASH TRANSACTIONS
Addition of Right-of-use assets, nets	999,805	273,334	575,581
Liabilities incurred for purchase of property and equipment	-	-	162,411
Fair value adjustment for Pre-Delivery Shares related to the issuance of Convertible Note	1,499,150	-	-
Other payables released from the sale of property and equipment	19,456	-	-
Other payables released from from the sale of subsidiaries	1,183,624	-	-

LOBO EV TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Lobo EV Technologies Ltd. (“LOBO”) was incorporated as an exempted holding company under the laws of the British Virgin Islands on October 25, 2021. LOBO does not conduct any substantive operations on its own, but instead conducts its business operations through its wholly-owned subsidiary in the People’s Republic of China (the “PRC”) and the subsidiary of such entity. LOBO and its subsidiaries are hereinafter collectively referred to as “the Company”. LOBO is an innovative electric vehicles manufacturer and seller. LOBO designs, develops, manufactures and sells e-bicycles, e-mopeds, e-tricycles, and electric four-wheeled shuttles, through its indirectly wholly-owned subsidiaries, Jiangsu LOBO, Beijing LOBO, Guangzhou LOBO, Tianjin LOBO, Tianjin Bibosch and Wuxi Jinbang. .As described below, LOBO, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries. Accordingly, these consolidated financial statements reflect the historical operations of the Company as if the current organization structure had been in existence throughout the periods presented.

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

The consolidated financial statements reflect the activities of LOBO and each of the following entities:

			Percentage
	Date of	Place of	of effective
Name	Incorporation	incorporation	ownership	Principal Activities
Wholly owned subsidiaries
LOBO EV Technologies Ltd (LOBO BVI)	October, 2021	BVI	100%	Holding company
LOBO Holdings Ltd (LOBO HK)	November, 2021	HK	100%	Investment holding company
LOBO MATRIX INVEST LTD (LOBO MATRIX)	September, 2024	BVI	100%	Investment holding company
LOBO Scientific INC. (LOBO Scientific)	November, 2024	U.S.	100%	Investment holding company
Jiangsu LOBO Electric Vehicle Co. Ltd (Jiangsu LOBO)	November, 2021	PRC	100%	WFOE, a holding company
Beijing LOBO Intelligent Machine Co., Ltd (Beijing LOBO)*	August, 2014	PRC	100%	Domestic sales and outsourcing special models of e-bicycle and UVT
Tianjin LOBO Intelligent Robot Co., Ltd (Tianjin LOBO)	October, 2021	PRC	100%	Production of electric bicycles, urban tricycles and elderly scooters
Guangzhou LOBO Intelligent Technologies Co. Ltd (Guangzhou LOBO)*	May, 2019	PRC	100%	Software development for automotive electronics
Wuxi Jinbang Electric Vehicle Manufacture Co., Ltd (Wuxi Jinbang)*	October, 2002	PRC	85%	Production of electric bicycles and electric moped
Tianjin Bibosch Intelligent Technologies Co., Ltd (Tianjin Bibosch)	March, 2022	PRC	100%	Foreign sales of e-bicycle and UVT
Wuxi Zella Technology Trading Co., Ltd. (Wuxi Zella)	August, 2024	PRC	100%	Trade agency company

*	The Company has disposed or has plan to dispose the subsidiaries. See details below.

On November 28, 2024, the board directors’ meeting of the company resolved that Jiangsu LOBO Electric Vehicle Co., Ltd. (hereinafter referred to as “Jiangsu LOBO”), a wholly-owned subsidiary of the company, would sell Guangzhou LOBO Intelligent Technology Co., Ltd. (hereinafter referred to as “Guangzhou LOBO”), a wholly-owned subsidiary of Jiangsu LOBO, to Yang Chengliang at a transfer equity price of RMB 18,000. On December 2, 2024, Jiangsu LOBO and Yang Chengliang signed an equity transfer agreement. On December 11, 2024, the industrial and commercial information of Guangzhou LOBO was changed, and the day after that, the materials were handed over with the buyer, and the control right of Guangzhou LOBO had been completely transferred to the buyer, completing the disposal of Guangzhou LOBO.

On December 10, 2024, the board directors’ meeting of the company resolved that Beijing LOBO Intelligent Machine Co., Ltd. (hereinafter referred to as “Beijing LOBO”), a wholly-owned subsidiary of the company, would sell 85% of the equity of its subsidiary, Wuxi Jinbang Electric Vehicle Manufacturing Co., Ltd. (hereinafter referred to as “Wuxi Jinbang”), to Wang Jiaqian at a transfer equity price of RMB 9.18 million. On December 15, 2024, Beijing LOBO and Wang Jiaqian signed an equity transfer agreement. On December 30, 2024, the industrial information change of Wuxi Jinbang was completed, and the day after, the materials were handed over to the buyer. The control right of Wuxi Jinbang has been completely transferred to the buyer, and the disposal of Wuxi Jinbang has been completed.

The sale of Guangzhou LOBO and Wuxi Jinbang do not constitute a non-continuing operation business that has a significant impact on the company’s entity operation, financial performance, or involves strategic shift. The sales do not conform to the definition of discontinued operations as stipulated in ASC 205-20-45-1A to 45-1C. Therefore, it is not necessary to disclose the relevant information about discontinued operations in the financial statements in accordance with ASC 205-20-50-5.

Details of the entities disposed were as follows:

	Guangzhou LOBO	Wuxi Jinbang	Total
Total assets	$221,376	$4,572,952	$4,794,328
Total liabilities	842,393	3,322,166	4,164,559
Total net assets	(621,017)	1,250,786	629,769
Total noncontrolling interest	-	(187,618)	(187,618)

Subtotal	(621,017)	1,063,168	442,151
Total consideration	2,501	1,275,762	1,278,263
Total gain on disposal of subsidiaries	$623,518	$212,594	$836,112

Of the total consideration of $1,278,263, $90,471 was received in cash, and remaining $1,187,792 was paid by releasing the Company’s other payables liability.

On December 10, 2024, the board of directors’ meeting of the company decided to sell the Beijing LOBO Intelligent Machine Co., Ltd. ( “Beijing LOBO”), a wholly-owned subsidiary of the company, before April 30, 2025. The plan to sell Beijing LOBO does not fall under the category of non-continuing operations that have significant impact on the company’s entity’s operation, financial performance, or represent a strategic shift. It does not conform to the definition of discontinued operations as stipulated in ASC 205-20-45-1A to 45-1C or ASC 205-20-45-1E. Therefore, it is not necessary to disclose the relevant information regarding discontinued operations in the financial statements in accordance with ASC 205-20-50-5. Instead, the asset and liability of Beijing LOBO are classified as held for sale under 360-10-45-9 and disclosed in the notes to the financial statements in accordance with 360-10-50-3 to 30-3A.

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

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifcations had no impact on net earnings and financial position.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The Consolidated Balance Sheets amounts, with the exception of equity, on December 31, 2024 and 2023 were translated at RMB7.2993 to $1.00 and RMB7.0999 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to Consolidated Statements of Operations and Comprehensive Income and Cash Flows for the years ended December 31, 2024 and 2023 were RMB7.1957 to $1.00 and RMB7.0809 to $1.00, respectively.

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

The carrying amounts of the Company’s financial instruments approximate their fair values because of their short-term nature. The Company’s financial instruments include cash, short-term investments, accounts receivable, amounts due from related parties, other current assets, amounts due to related parties, accounts payable and other current payables. Short-term investments are recorded at fair value, based on Level 1 inputs as of December 31, 2024 and 2023.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

(f) Accounts receivable

Accounts receivable are stated at the original amount less credit losses, if any, based on a review of all outstanding amounts at period end. The Company adopted ASU No. 2016-13, “Financial Instruments – Credit Losses” on January 1, 2023. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends and changes in its customer payment patterns, and concluded that the adoption has no material impact on the consolidated financial statements and did not consider necessary to record credit losses against its accounts receivable as of December 31, 2024 and 2023.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(g) Inventories

Inventories, primarily consisting of the raw materials purchased by the Company for battery packs assembling and e-bicycles production, and finished goods including battery packs and e-bicycles, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. There were no write-downs recognized for the inventories for the years ended December 31, 2024 and 2023.

(h) Short-term investments

Short-term investments include investment in publicly traded stocks as of December 31, 2023. The publicly traded stocks has readily determinable fair values, and are recorded at fair value with changes in fair value recorded in other income in the consolidated statement of operations and comprehensive income. The Company has disposed of all short-term investments in 2024.

For the years ended December 31, 2024 and 2023, the Company did not record any impairment on the short-term investment.

(i) Deferred IPO costs

Deferred IPO costs represent the incremental costs incurred for the Company’s initial public offering (“IPO”). These costs were deferred and were deducted from the proceeds of the IPO upon the completion of the IPO. Deferred IPO costs primary include professional fees related to the IPO. As of December 31, 2023, the deferred IPO costs were $1,282,570, included in the Prepaid expenses and other current assets in the Consolidated Balance Sheets. Deferred IPO cost were deducted against the Company’s additional paid-in capital in March 2024 when the Company received the proceeds from the IPO.

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

We amortize the purchased software on a straight-line basis over their estimated useful lives, which is typically 3 years. Amortization expense of Beijing LOBO is included in General and administrative expense, and amortization expense of Guangzhou LOBO  is included in cost of revenue on the statements of operations.During the year ended December 31, 2024 , Guangzhou LOBO transferred intangible assets to Tianjin LOBO and Jiangsu LOBO, and amortization expenses of these intangible assets were included in general and administrative expenses.  We evaluate the purchased software for impairment and did not record impairment losses for the years ended December 31, 2024 and 2023. Refer to Note 9 – Intangible Assets for additional information regarding our purchased software.

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

In 2023, the capitalized software for internal use was completed, the capitalized costs is amortized on a straight-line basis over the estimated useful live of three years. The Company reviews the carrying value for impairment whenever facts and circumstances exist that would suggest that assets might be impaired or that the useful lives should be modified. Refer to Note 9 – Intangible Assets for additional information regarding our capitalized software development costs.

Amortization of intangible assets including purchased and internal use software totaled $751,208 and $468,781 for the years ended December 31, 2024 and 2023, respectively.

(m) Impairment of Long-lived Assets

In accordance with ASC Topic 360, Property, Plant, and Equipment, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Company did not record any impairment charge for the years ended December 31, 2024 and 2023.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(n) Value Added Tax

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

(o) Revenue Recognition

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

The Company offers customer warranties generally from three months to one year. To estimate reserve for warranties and returns the Company relies on historical sales returns and warranty repair costs. Based on assessment the Company assessed no cost for warranties and returns for the years ended December 31, 2024 and 2023 for the electric vehicles and accessories segment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue from sale of software development and design services

The subsidiary of the Company, Guangzhou LOBO provides automobile information and entertainment software development and design services to customers. The software development and design service contracts with customers includes two components: 1) software development, and 2) royalty agreements, and the contracts specify the transaction price for each component. The Company is primarily responsible for fulfilling the promises in both components of the contract, and thus the Company is the principal in both components of the contract.

The subsidiary of the Company, Guangzhou LOBO provides the services to the customer and is the principal for this performance obligation. Software development services includes customized product consulting and planning, technology and function development, verification and certification, prototype, and implementation. A prototype installed with the customized software is built with proprietary technology that is specific to the customer, and thus the prototype has no alternative use and is not a separate performance obligation. All activities, including the prototype, are highly interdependent and highly interrelated. Thus, in accordance with ASC 606-10-25-19, we determined the services are not separately identifiable within the context of the contract, and therefore do not constitute a separate performance obligation on its own. The contract only has one performance obligation, which is to deliver the software to the customer to use in mass production.

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

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced when the Company has satisfied its performance obligation and has unconditional right to the payment. The Company has no contract assets as of December 31, 2024 and 2023.

Contract liabilities primarily consist of advances from customers. As of December 31, 2024 and 2023, the Company recognized advances from customers amounted to $1,843,976 and $1,555,424, respectively. During the years ended December 31, 2024 and 2023, $1,298,230 and $135,002 were recognized as revenues from the contract liabilities.

The Company’s standard warranty on the software development and design services varies from one year to three years or up to 100,000 kilometers of the vehicles that equipped with the software. This warranty primarily includes basic after-sales service, such as software bug fixes. The Company considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the software development and design services and therefore, is not a separate performance obligation. The Company analyzed historical warranty claims, and warranty cost of $4,221 and $35,401 were recorded in cost of revenues for the years ended December 31, 2024 and 2023, respectively.

(p) Research and Development Expenses

Research and development (“R&D”) expenses are expensed as incurred. R&D costs are related to certain software research and development for internal use.

R&D expenses primarily consist of employee salary and benefit costs. R&D expenses were $1,663,445, $262,375 and $227,555 for the years ended December 31, 2024, 2023 and 2022, respectively.

(q) Income Taxes

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

(r) Non-controlling Interest

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

(s) Segment Reporting

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

(t) Net Income Per Share

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

(u) Comprehensive Income

Comprehensive income is comprised of the Company’s net income and other comprehensive income (loss). The components of other comprehensive loss consist solely of foreign currency translation adjustments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(v) Commitments and Contingencies

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

(w) Recent Accounting Standards

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

3. REVENUES AND COST OF REVENUES

The following table identifies the disaggregation of the Company’s revenues for the years ended December 31, 2024 and 2023, respectively:

	December 31,2024	December 31,2023	December 31,2022
Revenues
Electric vehicles and accessories sales	$21,132,121	$14,298,967	$16,930,201

Software royalties	344	236,005	376,868
Software development and design services	56,141	939,946	991,496

Software royalties and development and design subtotal	56,485	1,175,951	1,368,364

Total revenues accounted for under ASC Topic 606	$21,188,606	$15,474,918	$18,298,565

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

Cost of electric vehicles and accessories revenues consist primarily of cost of products, labor cost, and other overhead expenses. Cost of Software development and design revenues consist primarily of raw material cost, outsourced development cost, and amortization cost of the intangible assets. The following table identifies the disaggregation of the Company’s cost of revenues for the years ended December 31, 2024 and 2023, respectively:

	December 31,2024	December 31,2023	December 31,2023
Cost of revenues
Electric vehicles and accessories	$18,160,407	$12,561,601	$14,689,913
Software development and design services	571,588	705,220	583,268

Total cost of revenues	$18,731,995	$13,266,821	$15,273,181

4. ACCOUNTS RECEIVABLE

As of December 31, 2024 and 2023, accounts receivable consisted of the following, and the Company determined that based on the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends and changes in its customer payment patterns, the allowance for credit losses assessed to be zero.

	As of
	December 31, 2024	December 31, 2023
Accounts receivable	$1,506,894	$2,532,551

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

In March 31, 2024, the Company disposed of all 5700 shares, realizing $15,632 gain on the sale of the investment.

6. INVENTORIES

As of December 31, 2024 and 2023, inventories consisted of the following:

	As of
	December 31,2024	December 31,2023
Finished goods(1)	$5,018,907	$3,287,637
Raw materials(2)	3,573,860	2,426,168
WIP(3)	-	23,976
Total Inventory	$8,592,767	$5,737,781

(1)	Finished goods includes electric vehicles and accessories.

(2)	Raw materials mainly include parts, and battery cells.

(3)	Work-in-process includes cost incurred to build prototypes with customized software.

Based on historical observations, the write-downs were immaterial to be recognized for the inventories for the years ended December 31, 2024 and 2023.

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2024 and 2023, prepaid expenses and other current assets consisted of the following:

	As of
	December 31, 2024	December 31, 2023
Prepayment to vendors	$7,079,049	$5,784,530
Deferred IPO Costs(1)	-	1,282,570
Advances to employees(2)	26,903	29,380
Others(3)	583,471	210,998
Prepaid expenses and other current assets	$7,689,423	$7,307,478

(1)	The balance represented the incremental costs incurred for the Company’s initial public offering (“IPO”), which was deducted from the proceeds of the IPO at the completion of the IPO.
(2)	The balance represented advances that the Company’s subsidiaries have advanced to non-director/officer employees. The advance is interest-free.
(3)	The balance primarily represented a development service fee of $237,465 and $ 3,727, and a deposit of $101,317 and $35,568, as of December 31, 2024 and 2023, respectively.

8. PROPERTY AND EQUIPMENT, NET

As of December 31, 2024 and 2023, property and equipment, net consisted of the following:

	As of
	December 31,	December 31,
	2024	2023
Production line for e-bicycles	$829,004	$1,719,776
Furniture, fixtures and office equipment	46,665	181,360
Vehicles	-	78,475
	875,669	1,979,611
Less: accumulated depreciation	147,231	898,864
Property and equipment, net	$728,438	$1,080,747

For the years ended December 31, 2024, 2023 and 2022, depreciation expense amounted to $252,882, $253,997, and $162,333, respectively.

9. INTANGIBLE ASSETS, NET

As of December 31, 2024 and 2023, intangibles, net consisted of the following:

	As of
	December 31,	December 31,
	2024	2023
Purchased software	$697,405	$1,097,279
Capitalized software development costs	1,435,378	1,475,691
	2,132,783	2,572,970
Less: accumulated amortization	(1,261,739)	(656,608)
Intangible assets, net	$871,044	$1,916,362

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

For the years ended December 31, 2024, 2023 and 2022, amortization expense amounted to $751,208, $468,781 and $184,856. The Company did not recognize impairment loss for the years ended December 31, 2024 and 2023.

The following summarizes total future amortization expenses of the purchased software at December 31, 2024:

Year ending December 31,
2025	577,276
2026	292,948
2027	161
2028	161
2029 and after	498
Total future amortization expense	$871,044

10. ADVANCES FROM CUSTOMERS

Advances from customers are contract liabilities that represent the Company’s obligation to transfer goods or services to customers for which the Company has received prepayments from the customers. As of December 31, 2024 and 2023, the Company recorded advances from customers that amounted to $1,843,976 and $1,555,424, respectively. During the years ended December 31, 2024 and 2023, $1,298,230 and $135,002 were recognized as revenues from the contract liabilities.

11. TAXES PAYABLE

As of December 31, 2024 and 2023, taxes payable consisted of the following:

	As of
	December 31,	December 31,
	2024	2023
Income tax payable	$269,809	$1,686,790
Other tax payable	113,910	685,856
Total tax payable	$383,719	$2,372,646

12. OPERATING LEASE LIABILITIES AND RIGHT OF USE ASSETS

Operating Leases

During the years ended December 31, 2024 and 2023, the Company entered into multiple operating leases for new offices and facility spaces in China. The Company measured and recorded right of use assets and corresponding operating lease liabilities at the lease commencement dates. The discount rate utilized in such present value calculation was 4.75% based on an estimate of the Company’s incremental borrowing rate.

The Company has made operating lease payments in the amount of $229,455 and $153,560 during the years ended December 31, 2024 and 2023. Rent expense charged to operations, which differs from rent paid due to rent credits and to increasing amounts of base rent, is calculated by allocating total rental payments on a straight-line basis over the term of the lease. For the years ended December 31, 2024 and 2023, the Company incurred operating lease expense amounted to $422,019, and $206,806, respectively.

Operating lease liabilities at December 31, 2024 and 2023, consist of:

	As of
	December 31,	December 31,
	2024	2023
Current portion	$768,544	$362,720
Long term portion	554,366	298,961
Total operating lease liabilities	$1,322,910	$661,681

The following summarizes total future minimum operating lease payments at December 31, 2024:

The periods ending December 31,
2025	807,609
2026	337,377
2027	155,310
2028	94,621
Total minimum lease payments	1,394,917
Less: present value discount	(72,007)
Present value of minimum lease payments	1,322,910

As of December 31, 2024 and 2023, the weighted average discount rate for these leases is 4.75% and 4.75%, and the weighted average remaining term is 31 months and 41 months, respectively.

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

On September 26, 2023, Wuxi Jinbang drew $140,847 (RMB1,000,000) from the credit agreement pursuit to the same term above. The Company recorded the amount in long-term loan as of December 31, 2023. As of December 31, 2024, the loan had not been repaid. As the Company completed the sale of Wuxi Jinbang on December 15 ,2024, this bank loan was not included in the consolidated balance sheet of the Company as of December 31, 2024.

On September 1, 2024, the Company’s subsidiary, Tianjin Lobo entered into a line of credit agreement of $410,998 (RMB3.000,000) with a financing company at an annual interest rate of 8.89%. The Company pays principal and interest monthly, and the credit agreement expires on August 31, 2027. $132,777 of the principal are due in 2025 thus classified as short-term, and remaining $236,513 of the principal is classified as long-term.

For the years ended December 31, 2024, 2023 and 2022, the Company recorded interest expenses of $35,701, $7,929, and $16,715, respectively.

14. CONVERTIBLE NOTE

On December 10, 2024, the Company entered into a securities purchase agreement (the “November 2024 SPA”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor (i) an unsecured convertible note (“Convertible Note”), in the principal amount of $1,635,000, bearing interest at a rate of 7% per annum and having a term of one year after the purchase price of the Convertible Note is delivered by the Investor to the Company with an aggregate original issue discount of US$135,000, and (ii) 850,000 ordinary shares (“Pre-Delivery Shares”) of the Company in aggregate at a price of $0.001 per share, which is for pre-delivery and subject to the Company’s repurchase right upon repayment of the notes. The Investor has the right at any time beginning on the earlier of (a) the date that is six months after the purchase price of the Convertible Note is delivered by the Investor to the Company, and (b) the effective date of the registration statement on Form F-1 to register the Investor’s resale of conversion shares and Pre-Delivery Shares, until the Outstanding Balance (the principal amount plus accrued but unpaid interest, collection and enforcements costs incurred by Lender, transfer, stamp, issuance and similar taxes and fees related to Conversions, and any other fees or charges incurred under this Convertible Note as of any date of determination) has been paid in full, at its election, to convert all or any portion of the Outstanding Balance into ordinary shares at a conversion price equal to the lower of (a) 80% of the lowest volume weighted average price measured during the period of ten (10) trading days prior to the conversion; and (b) the fixed price of $4.00 per share, subject to the restriction of the floor price of $1.00 per share for the possible future conversions into ordinary shares. Upon the occurrence of an Event of Default, Holders may accelerate this Note with the Outstanding Balance becoming immediately due and payable in cash, and interest shall accrue on the Outstanding Balance beginning on the date the applicable Event of Default occurred at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law(“Default Interest”).

In addition, the Company may prepay all or a portion of the Convertible Note at any time by paying 110% of the Outstanding Balance elected for pre-payment. From the date of the issuance and sale of the Convertible Note and the Pre-Delivery Shares to the maturity date, the Company can extend the maturity date up to twice, for six months each time, and each exercise of this right will increase the Outstanding Balance by 5%. However, the Company can only exercise the right if: (i) for the first exercise, the Outstanding Balance is $750,000 or less, and for the second, it is $375,000 or less; (ii) no Trigger Event has occurred before the exercise date; (iii) the company has not received a non-qualification letter regarding any Nasdaq listing rule.

On December 13, 2024, the Company completed its issuance and sale of the note and issuance of Pre-Delivery Shares pursuant to the November 2024 SPA. The gross proceeds from the sale of the Convertible Note were $1,635,000, prior to deducting transaction fees and estimated expenses.

The Company has identified and evaluated the embedded features of the convertible notes, and concluded that (i) the Company call option, contingent interest features for event of default, the right to prepay, and event of delisting put option are clearly and closely related to the debt host instrument and, therefore, are not required to be bifurcated under ASC 815, (ii) the conversion right is eligible for a scope exception from derivative accounting and is not required to be bifurcated under ASC 815. Consequently, the Company accounts for the convertible notes as a liability following the respective guidance ASC 470.

As Pre-delivery shares can be separately exercised, i.e. each can continue to exist unchanged when the other is exercised, the Company concluded that they were freestanding. The Pre-delivery Shares are considered a form of stock borrowing facility and are accounted for as own-share lending arrangement. The Company did not receive any proceeds or pay any consideration related to the Pre-delivery Shares, except that the Company received a one-time nominal fee of $850 upon the issuance of the Pre-delivery Shares and will pay the same amount to the investors upon the return of Pre-delivery Shares, respectively. The fair value of the 850,000 shares was based on the Nasdaq trading price on the issuance day, but was limited to the proceeds amount of $1,500,000. The Company accounted for the share lending arrangement as an issuance cost and recorded at fair value upon issuance date against additional paid-in capital of$1,499,150. Although legally issued, the Pre-delivery Shares were not considered outstanding and therefore excluded from basic and diluted loss per share unless default of the share lending arrangement occurs, at which time the Pre-delivery Shares would be included in the basic and diluted loss per share calculation.

The amortized cost of the Convertible Note as of December 31, 2024 consisted of the following:

As of December 31, 2024
Convertible Note Principal- Issued in November 2024	$1,635,000
Convertible Note Interest Adjustment	(123,030)
Fair value adjustment for Pre-Delivery Shares related to the issuance of Convertible Note	(1,499,150)
Total	$12,820

15. RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company had transactions with during the years ended December 31, 2024 and 2023:

	Name	Relationship
(a)	Jiancong Cai	Deputy General Manager/7.416% shareholder of the Company
(b)	Huiyan Xie	7.416% shareholder of the Company
(c)	Huajian Xu	CEO of the Company
(d)	Xing Xia	Deputy General Manager/15% shareholder of Wuxi Jinbang .Xing Xia is no longer considered a related party due to the sale of Wuxi Jinbang as of December 31, 2024.
(e)	Jiangsu Zhihe New Energy Technology Co., Ltd.	Xia Xing(d) holds 49% of the Company’s shares and serves as a supervisor. This entity is no longer considered a related party due to the sale of Wuxi Jinbang as of December 31, 2024.
(f)	Pingyi Xu	Xu Huajian’s son
(g)	Linhui He	Cai Jiancong (a)’s wife
(i)	Wealthford Capital Ltd.	39.865% shareholder of the Company
(j)	Hangzhou Zhiyi Digital Technology Co., Ltd.	Xu Pingyi(f) holds 90% of the Company’s shares and serves as a supervisor. Xu Huajian(c) holds 10% of the Company’s shares.
(k)	Qianlimu (Shiyan) Technology Co., LTD	Hangzhou Zhiyi Digital Technology Co., Ltd. (j) holds 70% of the company’s share.
(L)	CEDE & CO	20.611% shareholder of the Company

Amounts due from related parties

During the year ended December 31, 2024, the Company has not provided any advance to its related parties.

As of December 31, 2023, amounts due from related parties, consisted of the following:

	December 31,		Received	Exchange Rate	December 31,
	2022	Provided	Repayment	Translation	2023
Amounts due from related parties
(a) Jiancong Cai	$645,309	$-	$(628,568)	$(16,741)	$-
(b) Huiyan Xie	836,320	12,261,386	(13,075,865)	(21,841)	-
(d) Xing Xia	2,034,810	4,635,445	(6,615,184)	(55,071)	-
Total amounts due from related parties	$3,516,439	$16,896,831	$(20,319,617)	$(93,653)	$-

Amounts due to Related Parties

As of December 31, 2024 and 2023, amounts due to related parties consisted of the following:

					Exchange
		December 31,			Rate	Reclass to	Disposal of	December 31,
		2023	Borrowed	Repaid	Translation	OP	Subsidiaries	2024
Amounts due to related parties
(e)	Jiancong Cai	$153,976	$625,880	$(586,294)	$(4,769)	$-	$(188,793)	$-
(f)	Huiyan Xie	374,475	7,709,522	(8,062,758)	6,490	-	-	27,729
(g)	Huajian Xu	856,068	37,300	(207,345)	(1,342)	-	-	684,681
(d)	Xing Xia	286,852	374,585	(389,628)	23,435	-1,136,886	841,642	-
Total amounts due to related parties		$1,671,371	$8,747,287	$(9,246,025)	$23,814	$(1,136,886)	$652,849	$712,410

	December 31,			Exchange Rate	December 31,
	2022	Borrowed	Repaid	Translation	2023
Amounts due to related parties
(e) Jiancong Cai	$146,637	$3,194,892	$(3,187,141)	$(412)	$153,976
(f) Huiyan Xie	146,573	374,475	(146,573)	-	374,475
(g) Huajian Xu	1,192,611	955,107	(1,291,420)	(231)	856,068
(f) Pingyi Xu	169,806	-	(169,806)	-	-
(d) Xing Xia	-	286,852	-	-	286,852
Total amounts due to related parties $	1,655,627	$4,811,327	$(4,794,940)	$(643)	$1,671,371

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

Related party transactions

Other than the interest free loans due to and due from shareholders, for which the balances are disclosed above, for the years ended December 31, 2024 and 2023, the Company had the following material related party transactions:

			Year Ended December 31,
	Related Parties	Nature	2024	2023
(d)	Xing Xia	sale of products	$108,413	$-

16. INCOME TAXES

BVI

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to with holdings tax in the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the years ended December 31, 2024 and 2023. Therefore, no Hong Kong profit tax has been provided for the years ended December 31, 2024 and 2023.

PRC

The Company’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The components of the income tax provision are:

	As of
	Dcecmeber 31, 2024	December 31, 2023	December, 31, 2022
Current	$298,461	$344,853	$417,268
Deferred	(178,494)	-	-
Total income tax provision	$119,967	$344,853	$417,268

The income tax provision is included in our consolidated statement of operations and comprehensive income.

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	As of
	Dcecmeber 31 2024	December 31, 2023
Net (loss)income before provision for income taxes	$(725,874)	$1,331,324
PRC statutory tax rate	25%	25%
Income tax at statutory tax rate	(181,469)	332,831

Additional deduction for R&D expenses	(221,954)
Effect of preferential tax of PRC subsidiary	(39,143)
Changes in valuation allowance	265,614	4,305
Effect of income tax rate differences in jurisdictions other than mainland China*	252,879	450.00
Tax effect of non-deductible items	44,040	7,267
Income tax expense	$119,967	$344,853
Effective tax rates	(17)%	26%

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

As of December 31, 2024 and 2023, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

As of December 31, 2024 and 2023, there was no tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability.

As of December 31, 2024 and 2023, the net operating loss carried forward is as follows:

	As of
	December 31, 2024	December 31, 2023
Deferred tax assets:
Net operating loss carried forward	437,806	-
Less: valuation allowance	261,846	-
Deferred tax assets, net	$175,960	-

The movement of valuation allowance provision for deferred tax assets is as follows:

	As of
	December 31 2024	December 31, 2023
Balance as of January 1,	-	-
Current year addition (reduction)	265,614	-
Exchange rate effect	(3,768)	-
Balance as of December 31,	261,846	-

Accounting for uncertainty tax position

The Company did not identify significant unrecognized tax benefits for the years ended December 31, 2024 and 2023. The Company did not incur any interest or penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2019 to 2023 of the Company’s PRC subsidiaries remain open to examination by the taxing jurisdictions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

17. EQUITY

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

In March 21, 2024, the Company issued 1,380,000 shares of common stock at $4.00 per share for a total of $5,520,000 gross processed in its Initial Public Offering (IPO). Net proceeds from the IPO was $3,180,963 including $500,000 indemnification escrow funds recorded in restricted cash, net of expenses primarily including legal fees and audit fees.

On December 11, 2024, the Company issued 850,000 shares of common stock at par value of $0.001 per share to the investors of the convertible note. Refer to Note 14 for details.

(b) Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Net income after taxation can be made up for the cumulative prior years’ losses, if any before allocated to the “Statutory reserve”. Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors of the Company. As of December 31, 2024 and 2023, statutory reserve provided were $464,637 and $521,566, respectively.

(d) Non-controlling interest

As of December 31, 2023, the Company’s non-controlling interest represented 15% equity interest of Wuxi Jinbang, which was established in October 2002. Non-contolling interest is nil as of December 31, 2024 upon sale of Wuxi Jinbang.

(e) Dividends

The Company through its PRC subsidiaries paid cash dividends of nil and nil to its shareholders for the years ended December 31, 2024 and 2023, respectively.

On September 15, 2023, the Company issued 700,000 shares on a pro-rata basis to the existing shareholders. The Company determined the fair value of the stock dividend is $2,212,000, and retrospectively adjusted the stock dividend to the consolidated financial statements as of December 31, 2022, respectively.

18. SEGMENT REPORTING

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

The following tables present the summary of each reportable segment’s assets, revenue and income, which is considered as a segment operating performance measure, for the years ended December 31, 2024 and 2023:

	For the Year Ended December 31, 2024
	Electric vehicles and accessories sales	Software royalties and development and design services
	Segment	Segment	Consolidated
Current assets	21,206,263	-	21,206,263
Non-current assets	2,813,325	-	2,813,325
Revenues	21,132,121	56,485	21,188,606
Depreciation and amortization	1,519,640	(515,551)	1,004,089
Segment income before tax	14,438	(740,312)	(725,874)
Segment gross profit margin	14%	(912)%	12%
Net income	(105,529)	(740,312)	(845,841)

	For the Year Ended December 31, 2023
	Electric vehicles and accessories sales	Software royalties and development and design services
	Segment	Segment	Consolidated
Current assets	$15,830,685	$274,228	$16,104,913
Non-current assets	1,764,534	1,802,037	3,566,571
Revenues	14,298,967	1,175,951	15,474,918
Depreciation and amortization	180,861	541,917	722,778
Segment income before tax	1,349,430	(18,106)	1,331,324
Segment gross profit margin	12%	40%	14%
Net income	$1,004,577	$(18,106)	$986,471

19. CONCENTRATIONS

Concentrations of Credit Risk

As of December 31, 2024 and 2023, cash and cash equivalents balances in the PRC are $470,335 and $182,829, respectively, which were primarily deposited in financial institutions located in Mainland China. Each bank account is insured by The People’s Bank of China (the central bank of China) with the maximum limit of RMB500,000 (equivalent to $70,692). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Concentrations of Customers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of December 31, 2024 and 2023:

	As of			As of
	December 31,			December 31,
	2024			2023
		% of				% of
	Amount	Total		Amount		Total
A	$795,879	52.82%		$	*	* %
B	316,273	20.99%			*	* %
C	*	*	%		997,506	39.39%
D	*	*	%		553,800	21.87%
E	*	*	%		479,511	18.93%
Total	$1,112,152	73.81%			$2,030,817	80.19%

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
	2024		2023
Customer		% of		% of
	Amount	Total	Amount	Total
A	$4,612,959	21.77%	$1,951,384	12.61%
B	2,182,042	10.30%	*	*	%
C	2,151,473	10.15%	*	*	%
D	*	* %	1,611,111	10.41%
E	*	* %	*	*	%
Total	$8,946,474	42.22%	$3,562,495	23.02%

The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable for the years ended December 31, 2024 and 2023.

	As of		As of
	December 31,		December 31,
	2024		2023
Suppliers		% of		% of
	Amount	Total	Amount	Total
A	$724,946	32.69%	$829,815	89.25%
B	417,196	18.81%	*	*	%
C	324,219	14.62%	*	*	%
D	273,999	12.35%	*	*	%
Total	$1,740,360	78.47%	829,815	89.25%

*	represented the percentage below 10%

There following table sets forth information as to each supplier that accounted for 10% or more of total purchase during the year ended December 31, 2024 and 2023.

	Year Ended December 31,
	2024		2023
Suppliers		% of			% of
	Amount	Total	Amount		Total
A	$3,808,157	16.99%	$	*	* %
B	2,471,212	11.02%		1,706,583	11.95%
C	*	* %		2,607,552	18.25%
Total	$6,279,369	28.01%		4,314,135	30.20%

20. SUBSEQUENT EVENTS

On March 30, 2025, the Company’s Equity Incentive Plan (the “Plan”) became effective. The board has approved the Plan. A maximum of 1,250,000 ordinary shares with a par value of US$0.001 were authorized to issue.

On December 30, 2024, the board of directors of the Company decided to sell its wholly-owned subsidiary Beijing Luobei Intelligent Machine Co., LTD. On March 28, 2025, the he board of directors’ meeting of the company decided to sell Beijing Lobo to Guo Yafang at the transfer equity consideration of RMB 27,000,000. On March 31, 2025, Jiangsu Lobo signed an equity transfer agreement with Guo Yafang. On April 21, 2025, the change of industrial and commercial information of Beijing Lobo has been completed, and the data handover was completed with the buyer on the same day. The control of Beijing Lobo has been completely transferred to the buyer.

The Company has performed an evaluation of subsequent events through April 30, 2024, which was the date of the issuance of the consolidated financial statements, and determined that no events would have required adjustment or disclosure in the consolidated financial statements other than that discussed above.

21. CONDENSED PARENT ONLY FINANCIAL STATEMENTS

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

LOBO EV TECHNOLOGIES LTD

(Parent Company Only)

CONDENSED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	December 31,
	2024	2023
Assets
Investment in subsidiaries	$9,321,708	$5,653,553
Total Assets	9,321,708	5,653,553

Liabilities and Shareholders’ Equity
Shareholders’ equity:
Common stock (par value of $0.001 per share, 50,000,000 authorized, 8,630,000 and 6,400,000 shares issued and outstanding, as of December 31, 2024 and 2023, respectively)	8,630	6,400
Subscription receivable	-	-
Additional paid-in capital	8,781,273	3,013,333
Retained earnings	1,109,567	3,011,610
Accumulated other comprehensive income	(577,762)	(377,790)
Statutory reserve	-	-
Equity attributable to LOBO EV Technologies LTD’s shareholders	$9,321,708	$5,653,553
Total shareholders’ equity	9,321,708	5,653,553
Total Liabilities and Shareholders’ Equity	9,321,708	5,653,553

LOBO EV TECHNOLOGIES LTD

(Parent Company Only)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(IN U.S. DOLLARS)

For the year ended December 31,
	2024	2023
Revenues	$-	$-
Cost of revenues	-	-
Gross Profit	-	-

Operating expenses
Selling and marketing expenses	-	-
General and administrative expenses	-	-
Research and development expenses	-	-
Total operating expenses	-	-

Operating income	-	-

Other expenses (income)
Interest expense (income)	-	-
Other (income) expense	-	-
Total other expenses, net	-	-
Income before income tax expense	-	-
Income tax expense	-	-
Equity income of subsidiaries	(812,836)	969,598
Net Income	$(812,836)	$969,598

Other comprehensive income (loss):
Foreign currency translation adjustments	(199,972)	(182,890)
Total comprehensive income	$(1,012,808)	$786,708

LOBO EV TECHNOLOGIES LTD

(Parent Company Only)

CONDENSED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the year ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$(812,836)	$969,598
Adjustment to reconcile net income to net cash provided by (used in) operating activities
Equity income of subsidiaries	812,836	(969,598)
Net cash provided by (used in) operating activities	-	-

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash used in investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash provided by financing activities	-	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-	-
CASH AND CASH EQUIVALENTS, beginning of period	-	-
CASH AND CASH EQUIVALENTS, end of period	$-	$-

