Form 20-F/A
period 2024-12-31
LOBO EV TECHNOLOGIES LTD
filed 2025-07-08
CIK 1932072

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

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

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2024, and 2023, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (1) we did not maintain proper accounting records and supporting document related to property, plant and equipment, and common stock transactions; and (2) we had insufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements. We do not expect that our internal control over financial reporting and disclosure controls will prevent all error and all fraud. We will continue to take measures to remediate the material weakness in the future. However, we cannot be certain that these measures will successfully remediate the material weakness or that other material weaknesses will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our Ordinary Shares to decline. In addition, it could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. Because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

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

Our headquarters are located at Gemini Mansion B 901, Software Park No. 18-17 Zhenze Rd. Xinwu Qu, Wuxi Jiangsu, China and we maintain offices, manufacturing and storage facilities in Tianjin, and Wuxi respectively. The offices of Tianjin Bibosch and Beijing LOBO are at the FL 403, 506-509, H2 Building, Changyuan Road, Wuqing Development Zone, Tianjin. The factories are at Beicai Village, Wuqing District and Lvcai Road North 1, 70, Fuyuan Dao, Wuqing Development Zone, Wuqing District, Tianjin as well as No.12 Houhui Rd., Wuxi respectively. As of the date of this annual report, we do not own any real estate, and we leased an aggregate of 19,698.94 square meters of real property, of which 672.8 square meters are office rooms, 2500 square meters are inventory room, and 16,526.14 square meters are factory buildings.  We do not expect to experience difficulties in renewing any of the leases when they expire. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms. For the sake of cost control, on the premise of reasonable layout of production capacity, we may terminate the lease contract in advance or not renew the contract when it expires.

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

The beneficial ownership of ordinary shares of the Company is based on 8,630,000 ordinary shares issued and outstanding as of April 30, 2025.

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

ITEM 15. CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our CEO and CFO concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting as of and for the years ended December 31, 2024 and 2023.

The material weaknesses identified related to: (1) we did not maintain proper accounting records and supporting document related to property, plant and equipment, and common stock transactions; and (2) we had insufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements. Neither we nor our independent registered public accounting firm tested our internal control under the Sarbanes-Oxley Act.

To remediate our identified material weaknesses, we plan to implement several measures to improve our internal control over financial reporting, including (i) engaging qualified financial and accounting advisory team and relevant staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function and establishing a comprehensive policy and procedure manual; (ii) hiring financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements; and (iii) setting up a financial and system control framework to improve overall internal controls.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. KEY INFORMATION — D. Risk Factors — We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 (f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control— Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was ineffective as of December 31, 2024.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

Because we are an emerging growth company, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2023	2024
Services	USD	USD

Audit Fees(1)	$320,000	$180,000
Total

(1)	Audit Fees. Audit fees mean the aggregate fees for each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements LOBO Holdings Ltd. are included at the end of this annual report..

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1**	The Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Company’s current report on Form 6-K (File No. 001-41981) filed with the SEC on March 25, 2024.
2.1**	Form of the Representative’s Warrants (incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 6-K (File No. 001-41981) filed with the SEC on March 25, 2024.
2.2**	Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.2 of our Annual Report on Form 20-F (File No. 001-41981) filed with the Securities Exchange Commission on April 30, 2024).
4.1**	Form of Employment Agreement (incorporated by reference to Exhibit 10.10 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.2**	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.11 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.2**	Translation of House Lease Contract dated January 5, 2022 entered by and between Guangzhou New Technology Institute and Guangzhou LOBO (incorporated by reference to Exhibit 10.2 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.3**	Translation of Leasing Contract entered by Tianjin Junli Electric Vehicle Co., Ltd. and Beijing LOBO (incorporated by reference to Exhibit 10.3 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.4**	Translation of House Lease Contract entered by Beijing Chuangfu Spring Business Service Co., Ltd. and Beijing LOBO (incorporated by reference to Exhibit 10.4 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.5**	Translation of Office Building Lease Contact dated March 30, 2022, entered by Tianjin Youdatong Operation Management Co., Ltd and Tianjin Bibosch (incorporated by reference to Exhibit 10.5 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.6**	Translation of Plant Lease Contract dated December 20, 2021 entered by Tianjin Youdatong Operation Management Co., Ltd. and Tianjin Bibosch (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.7**	Translation of Office Building Lease Contract entered by Tianjin Youdatong Operation Management Co., Ltd. and Tianjin LOBO (incorporated by reference to Exhibit 10.7 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.8**	Translation of Lease Contact entered by Wuxi Software Industry Development Co., Ltd. and Jiangsu LOBO (incorporated by reference to Exhibit 10.8 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.9**	Translation of House Lease Contact entered by Sichuan Yuanxing Rubber Co., Ltd. and Wuxi Jinbang (incorporated by reference to Exhibit 10.9 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.10**	Translation of Plant Lease Agreement entered by Tianjin Golden Wheel Bicycle (Group) Co., Ltd. and Beijing LOBO dated June 24, 2023 (incorporated by reference to Exhibit 10.12 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.11**	Translation of Shares Transfer Agreement dated December 12, 2021 (incorporated by reference to Exhibit 10.13 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.12**	LOBO EV TECHNOLOGIES LTD 2025 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 6-K (File No. 001-41981) filed with the SEC on March 31, 2025.
11.2**	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of our Annual Report on Form 20-F (File No. 001-41981) filed with the Securities Exchange Commission on April 30, 2024)
12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
21.1**	List of Principal Subsidiaries.
23.1*	Consent of TPS Thayer, LLC
23.2*	Consent of HTL International LLC
97.1**	Clawback Policy (incorporated by reference to Exhibit 97.1 of our Annual Report on Form 20-F (File No. 001-41981) filed with the Securities Exchange Commission on April 30, 2024).

* Filed herewith

** Previously Filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

LOBO EV TECHNOLOGIES LTD.

July 8, 2025	By:	/s/ Huajian Xu
	Name:	Huajian Xu
	Title:	Chief Executive Officer

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

