Form 20-F
period 2025-12-31
LOBO TECHNOLOGIES LTD.
filed 2026-04-28
CIK 1932072

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT

OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE

ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES

EXCHANGE ACT OF

1934

Date of event requiring this shell company report……………….

Commission File Number: 001-41981

LOBO TECHNOLOGIES LTD.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital ,or common stock as of the close of the period covered by the annual report: 12,568,514 ordinary shares, comprised of 8,838,194 Class A ordinary shares, par value $0.001 per share, and 3,730,320 Class B ordinary shares, par value $0.001per share, as of December 31, 2025.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F (including information incorporated by reference herein, the “Report”) is being filed by LOBO TECHNOLOGIES LTD., a British Virgin Islands business company. Unless otherwise indicated, “we,” “us,” “our,” “LOBO,” the “Group” and similar terminology refer to LOBO TECHNOLOGIES LTD. and its subsidiaries.

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

ii

INTRODUCTION

We are a holding company primarily operating in China through our subsidiaries. Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours” and “LOBO” refer to LOBO TECHNOLOGIES LTD., a British Virgin Islands business company, and its subsidiaries.

Our consolidated financial statements are presented in U.S. dollars. All references in this annual report to “$,” “U.S. $,” “U.S. dollars” and “dollars” mean U.S. dollars, unless otherwise noted.

Unless otherwise indicated or the context requires otherwise, the terms “we,” “us,” “our Company,” “our,” “the Company” and “LOBO” refer to LOBO TECHNOLOGIES LTD., a British Virgin Islands company. In addition, in this annual report:

●	“Beijing LOBO” refers to Beijing LOBO Intelligent Machine Co., Ltd., previously a wholly-owned subsidiary of Jiangsu LOBO and disposed of by Jiangsu LOBO in April 2025;;

●	“BVI” refers to British Virgin Islands;

●	“BVI Act” refers to the BVI Business Companies Act, (Revised),, as amended;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan for the purposes of this annual report only;

●	“Class A Ordinary Shares” refers to the Company’s Class A Ordinary Shares, par value US$0.001 per share, with 90,000,000 Class A Ordinary Shares authorized and 8,838,194 Class A Ordinary Shares outstanding as of the date of this annual report;

●	“Class B Ordinary Shares” refers to the Company’s Class B Ordinary Shares, par value US$0.001 per share, with 10,000,000 Class B Ordinary Shares authorized and 3,730,320 Class B Ordinary Shares outstanding as of the date of this annual report;

●	“Dezhou LOBO” refers to Dezhou LOBO Intelligent Manufacturing Co., Ltd., a wholly-owned subsidiary of Jiangsu LOBO;

●	“EV” or “EVs” refers to two-wheeled electric vehicles, three-wheeled electric vehicles and off-highway four-wheeled electric shuttles or e-carts;

●	“e” refers to electric. All of our products are driven by electric power whether labeled “e” or not;

●	“E-bicycle” refers to the new national standard electric two-wheeled vehicle which conforms to the Safety Technical Specification for Electric Bicycle (GB 17761-2018);

●	“E-moped” refers to the electric two-wheeled vehicle which conforms to the General specifications for electric motorcycles and electric mopeds (GB/T 24158-2018);

●	“E-motorcycle” refers to the electric two-wheeled vehicle which conforms to the General specifications for electric motorcycles and electric mopeds (GB/T 24158-2018);

●	“GAAP” refers to accounting principles generally accepted in the U.S.;

iii

●	“Guangzhou LOBO” refers to Guangzhou LOBO Intelligent Technologies Co. Ltd., previously a wholly-owned subsidiary of Jiangsu LOBO and disposed of by Jiangsu LOBO on December 10, 2024;

●	“Hangzhou LOBO” refers to LOBO (Hangzhou) Digital Service Co., Ltd., a wholly-owned subsidiary of Jiangsu LOBO;

●	“Hong Kong” refers to Hong Kong Special Administrative Region of the PRC;

●	“Jiangsu WFOE” or “Jiangsu LOBO” refers to Jiangsu LOBO Electric Vehicle Co. Ltd., a wholly-owned subsidiary of LOBO HK;

●	“LOBO HK” refers to LOBO Holdings Ltd., a wholly-owned subsidiary of LOBO TECHNOLOGIES LTD.;

●	“LOBO Matrix” refers to LOBO Matrix Invest Ltd., a wholly-owned subsidiary of LOBO TECHNOLOGIES LTD.;

●	“LOBO Scientific” refers to LOBO Scientific Inc., a wholly-owned subsidiary of LOBO Matrix Invest Ltd.

●	“Memorandum and Articles of Association” refers to the fourth amended and restated memorandum and articles of association of the Company, as adopted by a resolution of directors of the Company passed on December 8, 2025 and filed with the BVI registrar of corporate affairs on December 15, 2025;

●	“R&D” refers to research and development

●	“RMB” or “Chinese Yuan” refers to the legal currency of China;

●	“SEC” or “Securities and Exchange Commission” refers to the U.S. Securities and Exchange Commission;

●	“shares”, “Shares” or “Ordinary Shares” refer to the Ordinary Shares of LOBO TECHNOLOGIES LTD., consisting of Class A Ordinary Shares and Class B Ordinary Shares;

●	“Tianjin LOBO” refers to Tianjin LOBO Intelligent Robot Co., Ltd., a wholly-owned subsidiary of Jiangsu LOBO;

●	“Tianjin Bibosch” refers to Tianjin Bibosch Intelligent Technologies Co., Ltd., a wholly-owned subsidiary of Jiangsu LOBO;

●	“U.S.” or “United States” refers to United States of America, its territories, its possessions and all areas subject to its jurisdiction;

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States;

●	“Wuxi Jinbang” refers to Wuxi Jinbang Electric Vehicle Manufacture Co., Ltd, previously an 85%-owned subsidiary of Beijing LOBO and disposed of by Beijing LOBO on December 30, 2024; and

●	“Wuxi Zella” refers to Wuxi Zella Technology Trade Co., Ltd., a wholly-owned subsidiary of Jiangsu LOBO.

iv

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We may incur losses in the future.

We had net loss of $5,476,695 and $845,841 for the fiscal years ended December 31, 2025 and 2024, respectively. After we listed on Nasdaq, our operating expenses, together with the increased general administrative expenses of a growing public company, has increased as we seek to maintain and continue to grow our business, attract potential customers and further enhance our product offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

Our success is dependent on our continued innovation and successful launches of new products and services, and we may not be able to anticipate or make timely responses to changes in the preferences of consumers.

The success of our operations depends on our ability to introduce new or enhanced e-bicycles, e-mopeds, e-tricycles, e-carts, and other new products and services. Consumer preferences differ across and within each of the regions in which we operate or plan to operate and may shift over time in response to changes in demographic and social trends, economic circumstances and the marketing efforts of our competitors. There can be no assurance that our existing products will continue to be favored by consumers or that we will be able to anticipate or respond to changes in consumer preferences in a timely manner. Our failure to anticipate, identify or react to these particular preferences could adversely affect our sales performance and our profitability. In addition, demand for many of our products, including accessories, are closely linked to customers’ purchasing power and disposable income levels, which may be adversely affected by unfavorable economic developments in the regions in which we operate.

We devote significant resources to product development and extensions. However, we may not be successful in developing innovative new products and services, and our new products may not be commercially successful. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop and manufacture new or improved e-bicycles, e-mopeds, e-tricycles, e-carts in these changing markets, our financial results and our competitive position may suffer. Moreover, there are inherent market risks associated with new product introductions, including uncertainties about marketing and consumer preference, and there can be no assurance that we will be successful in introducing new products. We may expend substantial resources developing and marketing new products that may not achieve expected sales levels.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2025 and 2024, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (1) we did not maintain proper accounting records and supporting document related to property, plant and equipment, and ordinary shares transactions; and (2) we had insufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements.  We do not expect that our internal control over financial reporting and disclosure controls will prevent all error and all fraud. We will continue to take measures to remediate the material weakness in the future. However, we cannot be certain that these measures will successfully remediate the material weakness or that other material weaknesses will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our Ordinary Shares to decline. In addition, it could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. Because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

We do not have a long history of running as an integrated group. Our limited operating history running as an integrated group in the industry may not provide an adequate basis to predict our future prospects and results of operations for this segment, and may increase the risk of your investment.

Our Company was incorporated in October 2021, and we acquired Jiangsu LOBO, including its subsidiaries, on April 8, 2022. We do not have a long history of running as an integrated group with standardized policies and procedures and on which our past performance may be predicted. Potential customers may not be familiar with our market and may have difficulty distinguishing our products and services from those of our competitors. Convincing potential target customers of the value of our products and services is critical to increasing the volume of sales and the success of our business. If we fail to promote or advertise the value of our products and services to our potential target customers, if the market for our services does not develop as we expect, or if we fail to address the needs of our target market in China or elsewhere, our business and results of operations will be harmed.

You should consider our business and future prospects in light of the risks and challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

●	produce safe, reliable and quality e-bicycles, e-mopeds, e-tricycles, and e-carts, and AI products and services;

●	build a well-recognized brand;

●	establish and expand our customer base, including foreign customers;

●	improve and maintain our operational efficiency;

●	maintain a reliable, secure, high-performance and scalable technology infrastructure;

●	attract, retain and motivate talented employees;

●	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;

●	navigate an evolving and complex regulatory environment; and

●	identify suitable facilities to expand manufacturing capacity.

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

We face intense market competition. If we fail to develop and introduce new models of products, and AI-related products and services in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenues may be materially and adversely affected.

As a new player in the e-bicycles, e-tricycles, e-carts, and AI-related products and services, we face intense competition from current industry leaders. The introduction of new products is subject to risks and uncertainties. Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of our new products. Moreover, we cannot assure you that any of these new products will match the quality or popularity of those developed by our competitors, and achieve widespread market acceptance or generate the desired level of income for our customers.

Meanwhile, offering new products requires us to make investments in research and development, recruit and train additional qualified workers, and increase marketing efforts. In addition, some manufactures, including the large companies in this industry, like AIMA Technology Group Co., LTD and Yadea Group Holdings Ltd., have developed low-end and low-cost models which are sold at approximately RMB1,000 per two-wheel electric vehicle (without battery). Since most of the low-speed two-wheel EV users are low-income workers in China, we may encounter difficulties with the creation of the new products and in offering new products, we may face new risks and challenges that we are not familiar with. Furthermore, we may experience difficulties in recruiting or otherwise identifying qualified workers to develop the electric vehicles and AI-related products and services to address the new demand of potential customers. If we are unable to offer new products in a timely and cost-effective manner, our business, results of operations and financial condition could be adversely affected.

If we fail to adopt new technologies or adapt our e-bicycles, e-mopeds, e-tricycles, and off-highway four-wheeled electric shuttles and AI-related products and services to changing customer requirements or the industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our products. The production cycle of e-bicycles, e-mopeds, e-tricycles, and off-highway four-wheeled electric shuttles, from research and development stage to implementation stage takes one to two months. The changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and products obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and new industry standards and practices in a cost-effective and timely way. The development of our products, and AI-related products and services entails significant technical and business risks. We may not be able to use new technologies effectively or adapt our proprietary technologies to meet customer requirements or new industry standards. If we are unable to adapt in a cost-effective and timely manner a response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

If we fail to adopt new technologies or adapt our e-bicycles, e-mopeds, e-tricycles, e-carts, and AI products and services to changing customer requirements or the industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our products. The production cycle of e-bicycles, e-mopeds, e-tricycles, and e-carts, from research and development stage to implementation stage takes one to two months. The changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and products obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and new industry standards and practices in a cost-effective and timely way. The development of our products, and AI-related products and services entails significant technical and business risks. We may not be able to use new technologies effectively or adapt our proprietary technologies to meet customer requirements or new industry standards. If we are unable to adapt in a cost-effective and timely manner a response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

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

We have established a distinct whole-sales network to sell our products and services to our dealers. As of December 31, 2025, we had approximately 32 domestic dealers in China, and approximately 132 foreign dealers around the world. We sell products to dealers directly, which are our important business partners to market our products, provide services to end-users, and show our brand images. We rely on these dealers in China to directly interact with and serve our users, but the interest of our dealers may not be entirely aligned with ours or with that of other dealers. For the fiscal year ended December 31, 2025, there are three dealers accounted for greater than 10% of our net accounts receivable. There can be no assurance that we will be able to maintain our existing relationships with our dealers. Additionally, our existing dealers may not be able to maintain past levels of sales or expand their sales. In addition, as we seek to expand into new regions in China, we cannot assure you that we will be able to successfully establish and maintain relationships with new dealers in these regions on favorable terms or at all.

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

Our net accounts receivable balance was $3,107,520 as of December 31, 2025.

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

The e-bicycles, e-moped, e-tricycles, and e-carts, and AI-related products and services industries experience significant product liability claims and we face inherent risk of exposure to claims in the event our products do not perform as expected or malfunction resulting in property damage, personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of our future products which would have material adverse effect on our brand, business, prospects and operating results. As of December 31, 2025, we did not maintain any insurance to cover product liability claims . Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages may have a material adverse effect on our reputation, business and financial condition.

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

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our products, and AI-related products and services, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of patents and trademarks relating to our design, software or artificial intelligence technologies could be found to infringe upon existing patents and trademark ownership and rights.

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

As of December 31, 2025, we owned 136 trademarks such as “LOBOEV,” WEIQI,” in the 12th category, vehicle segment, 40 registered patents, 21 copyrights, and 12 patent applications in China. For our pending applications, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future.

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

We rely on our brand image in selling our products. Negative publicity relating to our products, shareholders, management, employees, operations, suppliers, dealers, industry or products similar to ours, could materially and adversely affect consumer perceptions of our brand and result in decreased demand for our products. As of the date of this annual report, we had not received any negative publicity. However, there can be no assurance that we will not experience negative publicity in the future or that such negative publicity will not have a material adverse effect on our business, results of operations, financial condition or prospects.

We may fail to comply with legal or regulatory requirements or to obtain or adhere to requirements under relevant licenses, permits, registrations or certificates.

Our manufacturing and other production facilities as well as the packaging, storage, distribution, advertising and labeling of our products, and AI-related products and services, are subject to extensive legal and regulatory requirements. For example, pursuant to the Opinions of the State Administration for Market Regulation, the MITT and the Ministry of Public Security on Intensifying Supervision of the Execution of National Standards for Electric Bicycles, we must maintain the CCC certification for our products. Loss of or failure to renew or obtain necessary permits, licenses, registrations or certificates could delay or prevent us from meeting product demand, introducing new products, building new facilities or acquiring new business and could materially and adversely affect our operating results. If we are found to be in violation of applicable laws and regulations, we could be subject to administrative punishment, including fines, injunctions, recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our core values, which include developing competitive products and AI-related products and services while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical business practices. We do not control the business practices of our independent suppliers or dealers. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibilities and fair wage practices. A lack of demonstrated compliance could lead us to seek alternative suppliers or dealers which could increase our costs and results in delayed delivery of our products or other disruptions of our operations.

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

We purchase certain key components and raw material, such as batteries, motors, tires, battery chargers and controllers from external suppliers for use in our operations and production of products, and a continuous and stable supply of these components and raw materials that meet our standards is crucial to our operations and production. We normally enter into one-year procurement agreements with our main external suppliers. We expect to continue to rely on external suppliers for a substantial percentage of our production requirements in the future. We had no suppliers each accounting for greater than 10% of our total purchases in 2025 . We cannot assure you that we will be able to maintain our existing relationships with these suppliers and continue to be able to source electric motors, batteries or other key components and raw materials we use in our products on a stable basis and at a reasonable price or at all. For example, our suppliers may increase the prices for the components or materials we purchase and/or experience disruptions in their production of the components or materials.

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

We depend on our enterprise resource planning (ERP) systems and claw agents, as well as those of third parties, to develop new products and services, store data, process transactions, respond to user inquiries, and manage inventory and our supply chain. Any material disruption or slowdown of our systems or those of third parties whom we depend upon could cause outages or delays in our business, which could harm our brand and adversely affect our operating results. We rely on cloud servers maintained by cloud service providers to store our data, and all of the data we collect are hosted at third-party cloud service providers.

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

There have been heightened tensions in international relations, particularly between the United States and China in recent years. The U.S. government has made statements and taken certain actions that have led to significant changes to U.S. and international trade policies towards China. In April 2025, the U.S. government imposed substantial tariff increases on Chinese imports, with rates reaching as high as 145% on certain goods. China has responded with retaliatory tariffs on U.S. products, escalating trade tensions between the two countries. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, export controls, or other trade matters. Any unfavorable government policies on international trade, such as capital controls, tariffs, export restrictions, or limitations on the U.S. dollar payment and settlement system may affect the demand for our products, impact the competitive position of our products, prevent us from selling products in certain countries, or affect our participation in the U.S. dollar payment and settlement system, which would materially and adversely affect our international operations, results of operations and financial condition. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes further retaliatory trade actions due to the ongoing U.S.-China trade tensions, such changes could have an adverse effect on our business, financial condition and results of operations.

In addition to trade related tensions between China and the United States, the U.S. government has escalated tensions between the U.S. and China by revoking Hong Kong’s special trading status. Also, the Congress of the United States enacted the Uyghur Forced Labor Prevention Act (UFLPA) in December 2021. Effective from June 21, 2022, the UFLPA creates a rebuttable presumption that goods mined, produced, or manufactured (wholly or in part) in China’s Xinjiang Uyghur Autonomous Region are made with forced labor, where goods designated as such will be subject to an import ban into the United States. The President of the United States may also impose sanctions on companies that knowingly engage in, are responsible for, or facilitate forced labor in Xinjiang. Our factories are not in the Xinjiang Uyghur Autonomous Region of China (“XUAR”), and therefore, we do not experience labor shortages that impact our daily business. We have implemented policies and controls to mitigate risk of forced labor in our supply chain, and we do not believe that our suppliers source materials from the XUAR. However, these legal and policy developments could disrupt our supply chain or cause our suppliers to renegotiate existing arrangements with us or fail to perform on such obligations. To the extent we identify any potential non-compliance by any of our suppliers, we may have to find and establish relationships with alternative qualified suppliers under commercially acceptable terms. We cannot assure you that we will be able to do so in a timely manner. Under extreme situations, we may be subject to negative publicity or even be subject to regulatory actions, which may negatively affect our reputation and brand image, our business and results of operations, and may materially and adversely affect the price of our ordinary shares.

The ongoing war in Ukraine and sanctions on Russia continue to contribute to uncertainties in the relations between China and the United States, and tensions between these two countries remain elevated. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The direct impacts of the war in Ukraine and sanctions on Russia to our business remain limited because we do not source our raw materials from the European Union, Russia, or Ukraine and can seek alternative suppliers to our current suppliers in China without undue cost or effort. However, the existing tensions and any further deterioration in international relations may have a negative impact on the general, economic, political, and social conditions in China and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

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

As of December 31, 2025, we do not have insurance coverage, which could expose us to significant costs and business disruption.

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

Starting from early 2018, the U.S. announced the imposition of tariffs on Chinese goods entering the United States and both China and the U.S. each imposed additional tariffs. In April 2025, the U.S. government introduced a new series of tariff increases on Chinese imports. The United States may also in the future impose tariffs on the importation of consumer products that may affect our business, including, among others, electric vehicles. In addition, the European Union has imposed additional tariffs on imports of e-bikes, which are defined as cycle with pedal assistance and an auxiliary electric motor, originating in the PRC. We currently export e-bikes into the United States, the Republic of Korea, ASEAN countries, and Latin American countries through our dealers, and we may increase our export volume through our dealers. To date, the impact of export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions from these countries to our products is limited. However, ASEAN countries, and Latin American countries may in the future also impose tariffs on electric vehicles or other products that we currently sell to them, which may cause us to incur significant additional costs to conduct business and operation in the these countries. It is not yet clear what impact these tariffs may have or what actions other governments, including the Chinese government, may take in retaliation. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2025, the Company recorded a total statutory reserve of $164,444.  Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us.

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

The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. Our export to the emerging markets may be substantially affected by the fluctuation of the exchange rate among Renminbi, the U.S. dollar, and the currencies of emerging markets.

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

As of December 31, 2025, we leased seven premises in China.  Under PRC law, all lease agreements are required to be registered with the local housing authorities. The landlords of these premises may have not completed the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which came into effect on March 31, 2023. The Trial Measures establish a filing-based regulatory regime for overseas offerings and listings by PRC domestic companies. Under the Trial Measures, domestic companies that seek to offer or list securities overseas, either directly or indirectly, are required to file with the CSRC.

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

We manufacture and sell our products primarily in China. Our subsidiaries in China do not collect or store any data (including certain personal information) from our individual end-users, who may be PRC individuals. As of December 31, 2025, we have not collected and stored personal information from our individual end-users. As a result, the likelihood of us being subject to the review of the CAC is remote. As of December 31, 2025, we reasonably believe that we are compliant with the regulations or policies that have been issued by the CAC to date. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in China could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

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

Furthermore, various equity-based research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ordinary shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor’s registration with the PCAOB took effect in September 2020 and it is currently subject to PCAOB inspections. The PCAOB currently has access to inspect the working papers of our auditor. However, regulatory developments could add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act and the AHFCA Act.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB issued a Determination Report which determined that the PCAOB (1) is able to select engagements, audit areas, and potential violations to be reviewed or investigated, (2) has timely access to, and the ability to retain and use, any document or information that the PCAOB considers relevant to an inspection or investigation, and (3) is able to conduct inspections and investigations in a manner consistent with the provisions of the Act and the rules of the PCAOB, as interpreted and applied by the PCAOB. Consequently, the PCAOB concluded that in the absence of any evidence that authorities in the PRC currently are taking any positions to impair the PCAOB’s ability to execute its statutory mandate with respect to inspections or investigations, the HFCA Act dictates that the PCAOB vacate the 2021 Determinations. However, uncertainties still exist as to whether PRC authorities will continue to allow full PCAOB access, which could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted and prohibited from being traded on the national securities exchange if the PCAOB issues a new determination. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. As required by the HFCA Act, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether the PCAOB should issue a new determination.

Risks Related to Our Securities

The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

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

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

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

We may not maintain the listing of our Class A Ordinary Shares on the Nasdaq which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

In order to continue listing our shares on the Nasdaq, we must maintain certain financial and share price levels and we may be unable to meet these requirements. We cannot assure you that our shares will continue to be listed on the Nasdaq in the future. The continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2) requires that a Nasdaq listed company maintain a minimum bid price of $1.00 per share.

Our share price has been below $1.00 since November 3, 2025. On December 16, 2025, we received a deficiency notice from Nasdaq, notifying us that, for the last 30 consecutive business days, the closing bid price for our Class A Ordinary Shares had been below the minimum of $1.00 per share requirement. In accordance with Nasdaq Listing Rules, the Company has 180 calendar days, or until June 15, 2026, to regain compliance with the minimum $1.00 bid price per share requirement. There is no assurance that we will be able to raise our share price at the level required to maintain our listing on the Nasdaq.

If the Nasdaq delists our Class A Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Ordinary Shares are listed on the Nasdaq, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq, we would be subject to regulations in each state in which we offer our shares.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

Techniques employed by short sellers may drive down the market price of the Class A Ordinary Shares.

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

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value in the future or even maintain the price at which you purchased our Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment.

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

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. In addition, our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder.

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

As of the date of this annual report, our executive officers and directors, together with our existing shareholders, beneficially own approximately 148,000 Class A Ordinary Shares 3,730,320 Class B Ordinary Shares and beneficially own approximately 28.02% of our outstanding Ordinary Shares.

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

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Huajian Xu, our Chairman and CEO, beneficially owns 22.93% of our Ordinary Shares, consisting of 0.83% of our Class A Ordinary Shares and 82.84% of our Class B Ordinary Shares, and is able to exercise 73.05% of the total voting power of our issued and outstanding shares.

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

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

● a limited availability of market quotations for our Class A Ordinary Shares;

● reduced liquidity for our Class A Ordinary Shares;

● a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

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

LOBO is an electric mobility products manufacturer. Its products include e-bicycles, electric motorcycles, e-tricycles, electric off-road four-wheeled shuttles such as golf carts and elderly scooters, solar-powered vehicles as well as smart products and services. By leveraging cutting-edge technology and sustainable practices, LOBO aims to promote eco-friendly transportation options that reduce carbon footprints and enhance energy efficiency.

LOBO is a Nasdaq public company. The ticker symbol is “LOBO”. Its operating group includes Jiangsu LOBO, Dezhou LOBO, Tianjin LOBO, Tianjin Bibosch, Wuxi Zella, Hangzhou LOBO and LOBO Scientific Inc., a Delaware company. There are four factories with more than 150 personnel in the group. Our management team is composed of several ambitious entrepreneurs with a global perspective, who have a good educational background and rich industry experience.

LOBO is a high-tech company specializing in manufacturing a wide range of eco-friendly electric mobility product and home-used robotic products. It dedicates that reduce carbon footprints and enhance energy efficiency. LOBO is a certified high-tech company and an Eagle company verified by provincial authority. The company was certified for ISO 9001:2015 and ISO 14001:2015 in March 2026. It also is a golden plus supplier verified by Alibaba.com. Our approach makes green mobility affordable and accessible. Through our commitment to fostering a sustainable future, we are dedicated to empowering consumers to realize their vision of green mobility for short-distance transportation with the various products we have developed.

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

On December 10, 2024, Jiangsu LOBO completed the disposal of Guangzhou LOBO Intelligent Technologies Co. Ltd., a wholly-owned subsidiary of Jiangsu LOBO. Jiangsu LOBO received RMB 18,000 for the disposal.

On December 30, 2024, Beijing LOBO completed the disposal of Wuxi Jinbang Electric Vehicle Manufacture Co., Ltd, an 85%-owned subsidiary of Beijing LOBO. Beijing LOBO received RMB 9,180,000 for the disposal.

On August 7, 2025, we held our annual general meeting of the shareholders, during which the shareholders approved that the Company’s name was changed from “LOBO EV TECHNOLOGIES LTD. 萝贝电动车科技有限公司” to “LOBO TECHNOLOGIES LTD. 萝贝科技有限公司.” The shareholders also approved that the 10,000,000 authorised but unissued ordinary shares of a par value of US$0.001 each in the Company were cancelled and a new class of shares comprising of 10,000,000 class B Ordinary Shares of a par value US$0.001 each were created; all the remaining authorised (whether issued or not issued) ordinary shares of a par value of US$0.001 each in the Company were re-designated and re-classified as Class A Ordinary Shares of a par value of US$0.001 each, such that the Company is authorised to issue a maximum number of (i) 40,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares. We adopted the third amended and restated memorandum and articles of association to effect these changes. Class A Ordinary Shares began trading on October 16, 2025 under the existing ticker symbol “LOBO.” The shareholders further approved to repurchase 3,090,320 Class A Ordinary Shares held by Wealthford Capital Ltd. in consideration of the Company’s new issuance of 3,090,320 Class B Ordinary Shares to Wealthford Capital Ltd., and 640,000 Class A Ordinary Shares held by Huiyan Xie in consideration of the Company’s new issuance of 640,000 Class B Ordinary Shares to Huiyan Xie.

On April 21, 2025, Jiangsu LOBO completed the disposal of Beijing LOBO. Beijing LOBO received total consideration of RMB 27,000,000 for the disposal.

December 8, 2025, we approved to increase the maximum number of shares the Company is authorised to issue such that we are authorized to issue a maximum of (i) 90,000,000 Class A Ordinary and (ii) 10,000,000 Class B Ordinary Shares. We adopted the fourth amended and restated memorandum and articles of association to effect this change.

On March 23, 2026, we priced a best efforts public offering for the sale of 3,921,567 units (each a “Unit”), each consisting of one Class A Ordinary Shares, one series A warrant to purchase one Class A Ordinary Share (each a “Series A Warrant”) and one series B warrant to purchase one Class A Ordinary Share (each a “Series B Warrant”), or in lieu thereof, 3,921,567 pre-funded units (each a “Pre-Funded Unit”), consisting of one pre-funded warrant (“Pre-Funded Warrant”) to purchase one Class A Ordinary Share, one Series A Warrant, and one Series B Warrant. The public offering price of the Units was $0.51 per Unit. The public offering price of the Pre-Funded Units was $0.509, representing the public offering price per Unit, minus $0.001. The offerings were made pursuant to the Company’s registration statement on Form F-1 (File No. 333-292027), which was declared effective on March 23, 2026 by the SEC. The offering was closed on March 30, 2026 and the Company received net proceeds of $1.85 million.

B.	Business Overview

Overview

Our Mission

Our mission is to drive innovation and become a market leader in our industry by leveraging our design and intelligent technology to advance green mobility. We are dedicated to sustainability, committing to eco-friendly practices and supporting global climate initiatives and promoting the prosperous development of the green economy.

Our Vision

Our vision is to provide commuters with safer, smarter, affordable and high-quality electric mobility and smart products and services, empower communities by enabling people to thrive in the green mobility revolution.

Corporate Information

Our principal executive office is located at Gemini Mansion B 901, Software Park, No. 18-17 Zhenze Rd, Xinwu District, Wuxi, Jiangsu, People’s Republic of China, and our phone number is +86 510 88584252. Our registered office in the British Virgin Islands is located at the offices of Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. We maintain a corporate website at www.loboebike.com. We also provide industrial AI service via www.loboaiclaw.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

Corporate History and Structure

We are a British Virgin Islands business company incorporated on October 25, 2021 under the name LOBO AI Technologies Ltd. On December 14, 2021, the Company changed its name to LOBO EV Technologies Ltd., and subsequently on October 25, 2021, the Company changed its name to LOBO TECHNOLOGIES LTD..

Our domestic operating enterprise Beijing LOBO was established in August, 2014. At the end of 2019, Beijing LOBO acquired 85% of the shares of Wuxi Jinbang. Guangzhou LOBO was established in May 2019. For the purpose of listing on Nasdaq, we incorporated LOBO TECHNOLOGIES LTD., a BVI Business Company incorporated under the laws of British Virgin Islands with limited liability, in October 2021. Subsequently, we established LOBO Holdings Ltd, a Hong Kong limited liability Company, as a wholly-owned subsidiary of LOBO. On November 29, 2021, we organized Jiangsu WFOE, a PRC limited liability company. Thereafter, Jiangsu WFOE completed the merger of Beijing LOBO and Guangzhou LOBO in December 2021. Consequently, both Beijing LOBO and Guangzhou LOBO became the wholly-owned subsidiaries of Jiangsu WFOE. After these domestic internal mergers and acquisitions were completed, we undertook a reorganization, to facilitate the IPO in the United States. On March 25, 2022, a qualified appraisal company appraised the value of Jiangsu WFOE and its subsidiaries and issued an appraisal report. LOBO HK determined the consideration to paid to all shareholders of Jiangsu WFOE according to the report. On April 8, 2022, Jiangsu WFOE completed the internal procedure of merger and acquisition. The written shareholders’ resolution was signed, and then followed by the legal merger and acquisition procedures which were set up by local industrial and commercial bureau and taxation administration. LOBO HK completed its merger and acquisition of 100% equity interest in Jiangsu WFOE on April 8, 2022. Jiangsu WFOE then became a foreign enterprise which is a wholly-owned subsidiary of LOBO HK.

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

On April 21, 2025, Jiangsu LOBO completed the disposal of Beijing LOBO. Beijing LOBO received total consideration of RMB 27,000,000 for the disposal.

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

As of December 31, 2025, we have established a dealer network more than with 150 dealers in about 60 foreign countries in Asia, Europe, Africa, Latin America and the U.S.

We normally expand our dealer network and engage new dealers when we attend trade shows. To maintain our dealer network, we visit our dealers and develop new dealer relationships by visiting dealers in person. At the same time, we expand our brand awareness by using social media. We also expect to increase our marketing expenses on the Alibaba international platform and participate in industry international exhibitions, for example, Canton Fair, PGA Show to expand our dealer network around the world.

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

Our Products and Solutions

Our product portfolio consists of four series, including two-wheeled electric vehicles, electric three-wheeled vehicles, electric four-wheeled utility vehicles. We purchase spare parts from suppliers and assemble our products in our factories. We have four factories with five assembly lines in total in Tianjin and Wuxi. There are three factories with three assembly lines in Tianjin, and there is one factory with two assembly lines in Wuxi. We lease the factories but own the manufacturing equipment in our factories. During peak periods, the actual utilization rate of production capacity is about 90% under the current site conditions.

For cost control purpose, we outsource the production of mature and simple products that have relatively low gross profit margins, as well as four-wheeled vehicles that we do not have the conditions to assemble. Outsourcing manufacturing of certain models of two-wheeled bicycles can reduce the costs by 3%-5% compared with manufacturing in our factories. The outsourced products only make up a part of our overall products and cover our two-wheeled, three-wheeled, and four-wheeled products. In 2023, the company outsourced 2,436 electric two-wheeled bicycles, 569 electric three-wheeled bicycles, and 270 electric four-wheeled utility vehicles, accounting for 5.60% of electric vehicles in stock. In 2024, the company outsourced 10,519 electric two-wheeled bicycles, 4,522 electric three-wheeled bicycles, and 604 electric four-wheeled utility vehicles, accounting for 25.24% of electric vehicles in stock. With the progressive enhancement of our manufacturing capabilities, we have achieved fully in-house production and assembly of four-wheeled golf carts and sightseeing vehicles since 2025.

Two-wheeled Electric Vehicles (E-bicycles)

E-bicycles. Our e-bicycles are powered by electric motors. The appearance of e-bicycles is similar to that of traditional bicycles, with a few plastic shields. Our e-bicycles can reach maximum speeds of 25 km/h when powered by an electric motor. Most of our e-bicycle models use lithium batteries. All of our e-bicycles conform to the new national standard GB17761-2018 and have obtained 3C Certificates (China Compulsory Certificate). E-bicycles are more convenient for riders to ride than traditional bicycles as riders can rely on the electric motor for propulsion. As of December 31, 2025, the suggested retail prices for the different models of our e-bicycles ranged from RMB1100 (USD $157) to RMB 2450 (USD $350) (including batteries and chargers).

E-Mopeds. Our e-mopeds are powered by electric motors and generally have more powerful motors, high-capacity batteries than our e-bicycles. All of the e-mopeds conform to the “General specifications for electric motorcycles and mopeds’ (GB/T 24158-2018).” Most of the e-mopeds were exported overseas, including to Europe, Southeast Asia and Latin America in 2024. All of our products were exported to foreign countries in 2025. The suggested retail prices for the different models ranged from RMB 2200 (USD $315) to RMB 3900 (USD $558) in China.

For fiscal years 2025 and 2024, our revenue generated from sales of two-wheeled electric vehicles amounted to RMB 94 million (USD $13.1 million) and RMB 80 million (USD $10.9 million), respectively, representing 57% and 51% of our total revenue for those periods, respectively.

Three-wheeled Electric Vehicles (E-tricycles)

Our e-tricycles consist of more than 100 models. Our e-tricycle is an urban leisure tricycle for one or two adult passengers’ commuter use only, which is mainly composed of a front wheel and two rear wheels, of which two rear wheels are power wheels and the front wheel is the steering wheel. The maximum speed is usually less than 25 km/h.

As of December 31, 2025, the suggested retail prices for the different models of our multifunctional tricycles ranged from RMB 1900 (USD $272) to RMB 5450 (USD $779) (including batteries and chargers).

For fiscal years 2025 and 2024, our revenue generated from sales of three-wheeled electric vehicles amounted to RMB 43.0million (USD $6.0 million) and RMB 30 million (USD $4.2 million), respectively, representing 26% and 20% of our total revenue for those periods, respectively.

Electric Off-highway Four-wheeled Shuttles (E-carts)

Our electric Off-highway Four-wheeled shuttles consists of electric golf carts and elderly e-scooters. These electric four-wheeled vehicles are powered by electric motors and are able to achieve maximum speeds of 40 km/h. They are designed for specific functions and certain models can carry loads of up to 200-300 kilograms. The elderly e-scooter is designed especially for the elderly and disabled persons and for one passenger only. The maximum speed is less than 10 km/h. The suggested retail prices for the different models of our golf carts range from RMB 20,000 (USD $2,860) to RMB 60,000 (USD $8,580) and the retail price of elderly scooters range from RMB 2,500 (USD $357) to 5,000 (USD $715) (excluding batteries and chargers).

For fiscal years 2025 and 2024, our revenue generated from sales of four-wheeled electric vehicles amounted to RMB 5.7 million (USD $795,000) and RMB 4.5 million (USD 624,000), representing 3% and 3% of our total revenue for those periods, respectively.

Our Supply Chain

Our supply chain diversification strategy helps us build a more resilient supply chain and gives us flexibility in supply procurement.

China’s electric bicycle industry and supply chain are geographically divided into several regions, mainly the Tianjin region, Wuxi region and Taizhou region. The suppliers of different sizes and quality are gathered in different regions except for several large national suppliers. We sourced from over 337 suppliers across the three regions in 2024. Our top ten suppliers accounted for 54% of the value of our total purchases in 2024. Two of supplier that accounted for 10% or more of total purchase during the year ended December 31, 2024. We sourced from over 531 suppliers across the three regions in 2025. Our top ten suppliers accounted for 41% of the value of our total purchases in 2025. None of suppliers that accounted for 10% or more of total purchases during the year ended December 31, 2025. The supply chain covers from bicycle frames to lamps, tires, hydraulic forks, power motors, controllers, batteries, cushions, instrument panels, plastic covers and other accessories. Our product managers cooperated with our suppliers closely by soliciting our suppliers’ input and feedback throughout our product design and manufacturing process, therefore, we maintain the flexibility of our supply chain by designing products with common components or sourcing interchangeable components from different suppliers. Close working relationships with our suppliers, our continued procurement, and punctual payments are the key reasons why we can launch new products periodically with price advantage and operate an efficient and diversified supply chain. Two of our suppliers represents more than 10% of total annual purchases in 2024. None of our suppliers represents more than 10% of total annual purchases in 2025.

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

The following diagram illustrates our corporate structure as of December 31, 2025.

D.	Property, Plants and Equipment

Our headquarters are located at Gemini Mansion B 901, Software Park No. 18-17 Zhenze Rd. Xinwu Qu, Wuxi Jiangsu, China and we maintain offices, manufacturing and storage facilities in Tianjin, and Wuxi respectively. The offices of Tianjin Bibosch is at the FL 403, 506, H2 Building, Changyuan Road, Wuqing Development Zone, Tianjin. The factories are at Beicai Village, Wuqing District and Lvcai Road North 1, 70, Fuyuan Dao, Wuqing Development Zone, Wuqing District, Tianjin as well as No.12 Houhui Rd., Wuxi respectively. As of the date of this annual report, we do not own any real estate, and we leased an aggregate of 21,906.94 square meters of real property, of which 405.8 square meters are office rooms, 2,560.14 square meters are inventory room, and 18,941 square meters are factory buildings. We do not expect to experience difficulties in renewing any of the leases when they expire. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms. For the sake of cost control, on the premise of reasonable layout of production capacity, we may terminate the lease contract in advance or not renew the contract when it expires.

As of December 31, 2025, we have 40 registered patents in China, covering battery anti-theft, USB sockets, electronic fences, automatic driving and navigation, and multimedia interactive software system and 12 patent applications in China . The term for invention patents in China is 20 years from the date of filing, for utility model patents is 10 years from the filing date, and the term for design patents is 15 years from the filing date. As of December 31, 2025, we had 21 software copyrights registered in China. As of the date of this annual report, we own two stylized or graphic trademarks for all relevant goods/services. We also own 136 trademark registrations such as “Weiqi,” “LOBOEV,” etc.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3.D. Risk Factors” and elsewhere in this annual report on Form 20-F.

Overview

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

LOBO is an electric mobility products manufacturer. Its products include e-bicycles, electric motorcycles, e-tricycles, electric off-road four-wheeled shuttles such as golf carts and elderly scooters, solar-powered vehicles as well as smart products, like robotic lawn mower, etc. By leveraging cutting-edge technology and sustainable practices, LOBO aims to promote eco-friendly transportation options that reduce carbon footprints and enhance energy efficiency.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to increase our sales volume globally;

●	our ability to enhance our operational efficiency; and

●	our ability to develop new models of electric vehicles.

For the years ended December 31, 2025 and 2024

The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the years ended December, 2025 and 2024, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the year Ended
	December 31,
	2025	2024
Revenues	$23,217,642	$21,188,606
Cost of revenues	20,122,013	18,731,995
Gross Profit	3,095,629	2,456,611

Operating expenses
Selling and marketing expenses	691,174	716,021
General and administrative expenses	2,717,575	2,020,003
Research and development expenses	3,740,163	1,663,445
Total operating expenses	7,148,912	4,399,469

Operating (loss)/income	(4,053,283)	(1,942,858)

Other expenses (income)
Interest expense	(1,744,361)	(20)
Gain on disposal of subsidiaries	50,907	836,112
Other income	356,127	380,892
Total other (expenses)/income, net	(1,337,327)	1,216,984

(Loss)/income before income tax expense	(5,390,610)	(725,874)
Income tax expense	86,085	119,967
Net (loss)/income	(5,476,695)	(845,841)

Net (loss)/income	(5,476,695)	(845,841)
Less: Net income/(loss) attributable to non-controlling interest	-	33,005
Net (loss)/income attributable to LOBO Technologies LTD	(5,476,695)	(812,836)

Net (loss)/income	(5,476,695)	(845,841)
Foreign currency translation adjustments	378,383	(204,541)
Total comprehensive (loss) income	(5,098,312)	(1,050,382)
Less: Comprehensive net income/(loss) attributable to non-controlling interest	-	37,574
Total comprehensive (loss)/income attributable to LOBO Technologies LTD	$(5,098,312)	(1,012,808)

Segment Information

On December 11, 2024, the Company completed the disposal of Guangzhou LOBO, which was its software royalties and development and design services segment. The Company has determined that it operates in one operating segment: electric vehicles and accessories sales segment.

As the Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues and expenses are derived from within the PRC, no geographical segments are presented.

The following tables present the summary of each reportable segment’s revenue and income, which are considered as segment operating performance measures, for the years ended December 31, 2025 and 2024:

	For the Year Ended December 31, 2025
	Electric vehicles and accessories sales	Software royalties and development and design services
	Segment	Segment	Consolidated
Current assets	17,829,206	-	17,829,206
Non-current assets	2,667,434	-	2,667,434
Revenues	23,217,642	-	23,217,642
Depreciation and amortization	710,475	-	710,475
Segment loss before tax	(5,390,610)	-	(5,390,610)
Segment gross profit margin	13%	-	13%
Net (loss)/income	(5,476,695)	-	(5,476,695)

	For the Year Ended December 31, 2024
	Electric vehicles and accessories sales	Software royalties and development and design services
	Segment	Segment	Consolidated
Current assets	21,206,263	-	21,206,263
Non-current assets	2,813,325	-	2,813,325
Revenues	21,132,121	56,485	21,188,606
Depreciation and amortization	1,519,640	(515,551)	1,004,089
Segment income before tax	14,438	(740,312)	(725,874)
Segment gross profit margin	14%	(912)%	12%
Net (loss)/income	(105,529)	(740,312)	(845,841)

Depreciation and amortization

The decrease of depreciation and amortization year over year was primarily due to the sale of Guangzhou Lobo and its amortization expense.

Segment income before tax

The loss before tax in the vehicles and accessories sales segment increased by $5,405,048 to $5,390,610 for the year ended December 31, 2025, from income before tax of $14,438 for the year ended December 31, 2024.

Components of Results of Operations

Revenues

Our revenues for the years ended December 31, 2025 and 2024 were $23,217,642 and $21,188,606, respectively. The 10% increase in revenues was driven by the increase in electric vehicles and accessories sales.

A detailed breakdown of sales revenues and units sold in the electric vehicles and accessories sales segment for the years ended December 31, 2025 and 2024 is set forth below:

	For the Years Ended December 31,		Variance
Electric vehicles and accessories sales revenues	2025	2024	Amount	%
Two-wheeled E-bicycles	$13,084,621	$10,588,695	$2,495,926	23.57%
Two-wheeled E-Mopeds	37,111	266,962	(229,851)	(86.10)%
Three-wheeled Electric Vehicles	5,966,553	4,196,960	1,769,593	42.16%
Four-Wheeled Electric off-highway Shuttles	795,464	624,089	171,375	27.46%
Batteries	2,839,518	4,283,388	(1,443,870)	(33.71)%
Parts and Accessories	494,375	1,172,027	(677,652)	(57.82)%
Total	$23,217,642	$21,132,121	$2,085,521	9.87%

	For the Years Ended December 31,		Variance
Electric vehicles and accessories units sold	2025	2024	Amount	%
Two-wheeled E-bicycles	50,766	46,405	4,361	9.40%
Two-wheeled E-Mopeds	106	771	(665)	(86.25)%
Three-wheeled Electric Vehicles	16,650	12,828	3,822	29.79%
Four-Wheeled Electric off-highway Shuttles	1,249	876	373	42.58%
Batteries	20,111	10,425	9,686	92.91%
Parts and Accessories	66,210	140,750	(74,540)	(52.96)%
Total	$155,092	$212,055	$(56,963)	(26.86)%

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of raw materials, battery packs, depreciation, maintenance, and other overhead expenses. Our cost of revenues increased by $1,390,018 , or 7%, to $20,122,013 for the year ended December 31, 2025 from $18,731,995 for the year ended December 31, 2024. The percentage increase in cost of revenue was consistent with the 10% increase in revenues.

Gross profit

Gross profits for the years ended December 31, 2025 and 2024 were $3,095,629 and $2,456,611, representing 13% and 12% of revenues, respectively.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salaries and benefits, office expense, and freight expense. Our selling and marketing expenses were $691,174 and $716,021 for the years ended December 31, 2025 and 2024, respectively.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and welfare expenses, rent expenses, and depreciation. Our general and administrative expenses were $2,717,575 and $2,020,003 for the years ended December 31, 2025 and 2024. The general and administrative expenses increased primarily due to the costs related to being a public company including audit fees and consulting fees.

Research and development expenses

Research and development expenses were $3,740,163 and $1,663,445 for the years ended December 31, 2025 and 2024, respectively. The Company’s research and development efforts are focused on new materials, new technologies, new processes, and new product designs. R&D activities across facilities are aligned with these strategic priorities. The Company conducts in-house design and development of product appearance to enhance control over its product portfolio. The Company has also made significant R&D investments in products such as mobility vehicles for the elderly, with the goal of enhancing product differentiation and competitiveness in the marketplace.

Income tax expense

The PRC enterprise income tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China. Income tax expense of $86,085 and $119,967 for the years ended December 31, 2025 and 2024, respectively. The change resulted from the change in our taxable income.

Net income

As a result of the foregoing, our net loss for the years ended December 31, 2025 and 2024, were $5,476,695 and $845,841, respectively.

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

	For the year ended
	December 31,
	2024	2023
Revenues	$21,188,606	$15,474,918
Cost of revenues	18,731,995	13,266,821
Gross Profit	2,456,611	2,208,097

Operating expenses
Selling and marketing expenses	716,021	610,487
General and administrative expenses	2,020,003	516,187
Research and development expenses	1,663,445	262,375
Total operating expenses	4,399,469	1,389,049

Operating (loss)/income	(1,942,858)	819,048

Other expenses (income)
Interest expense	(20)	(7,508)
Gain on disposal of subsidiaries	836,112	-
Other income	380,892	519,784
Total other income, net	1,216,984	512,276

(Loss)/Income before income tax expense	(725,874)	1,331,324
Income tax expense	119,967	344,853
Net (loss)/income	(845,841)	986,471

Net (loss)/income	(845,841)	986,471
Less: Net income/(loss) attributable to non-controlling interest	33,005	(16,873)
Net (loss)/income attributable to LOBO Technologies LTD	(812,836)	969,598

Net (loss)/income	(845,841)	986,471
Foreign currency translation adjustments	(204,541)	(187,459)
Total comprehensive (loss) income	(1,050,382)	799,012
Less: Comprehensive net (loss)/income attributable to non-controlling interest	37,574	(12,304)
Total comprehensive (loss)/income attributable to LOBO Technologies LTD	$(1,012,808)	786,708

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

The following tables present the summary of each reportable segment’s revenue and income, which are considered as segment operating performance measures, for the years ended December 31, 2024 and 2023:

	For the Year Ended December 31, 2024
	Electric vehicles and accessories sales	Software royalties and development and design services
	Segment	Segment	Consolidated
Current assets	21,206,263	-	21,206,263
Non-current assets	2,813,325	-	2,813,325
Revenues	21,132,121	56,485	21,188,606
Depreciation and amortization	1,519,640	(515,551)	1,004,089
Segment income before tax	14,438	(740,312)	(725,874)
Segment gross profit margin	14%	(912)%	12%
Net (loss)/income	(105,529)	(740,312)	(845,841)

	For the Year Ended December 31, 2023
	Electric vehicles and accessories sales	Software royalties and development and design services
	Segment	Segment	Consolidated
Current assets	$15,830,685	$274,228	$16,104,913
Non-current assets	1,764,534	1,802,037	3,566,571
Revenues	14,298,967	1,175,951	15,474,918
Depreciation and amortization	180,861	541,917	722,778
Segment income before tax	1,349,430	(18,106)	1,331,324
Segment gross profit margin	12%	40%	14%
Net (loss)/income	$1,004,577	$(18,106)	$986,471

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

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of $908,341, and a total working capital of $4,977,191.

We believe that we will generate sufficient cash flows to fund our operations and to meet our obligations on a timely basis for the next 12 months assuming the successful implementation of our business plans.

To utilize the proceeds from the IPO, we may make additional loans or capital contributions to our PRC subsidiaries. PRC laws and regulations allow an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the filing or approval of government authorities and limits on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to fund their capital expenditures or working capital. For an increase of registered capital, our PRC subsidiaries need to file such change of registered capital with the State Administration for Market Regulation (the “SAMR”) or its local counterparts through the enterprise registration system and the national enterprise credit information publicity system, and the SAMR or its local counterparts will then submit such information to the China’s Ministry of Commerce or its local counterparts. If the holding company provides funding to our PRC subsidiaries through loans, (a) in the event that the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration and other relevant rules applies, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches, or (b) in the event that the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, applies, the balance of such loans will be subject to the risk-weighted approach and the net asset limits and we will need to file the loans with the SAFE in its information system pursuant to applicable requirements and guidelines issued by the SAFE or its local branches.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

		For the year ended December 31,
	2025	2024	2023
Net cash (used in) by operating activities	$(1,701,229)	$(2,935,176)	$(1,416,618)
Net cash (used in)/provided by investing activities	(685,544)	(283,823)	614,673
Net cash provided by financing activities	1,358,932	4,613,271	1,096,009
Effect of exchange rate changes	46,592	24,983	(6,558)
Net (decrease)/increase in cash, cash equivalents, and restricted cash	$(981,249)	$1,419,255	$287,506

Operating Activities

Net cash used in operating activities was $1,701,229, for the year ended December 31, 2025, primarily derived from (a) net loss of $5,476,695, adjusted by depreciation and amortization of $710,476, changes in fair value of short-term-investments of $270,011, ordinary shares issued for services of $1,076,875, amortization of convertible note issuance cost of $1,634,150, and amortization of operating lease right-of-use assets of $428,072; (b) an increase of accounts receivables of $1,493,138; (c) a decrease of other current payables of $2,074,303, and (d) a decrease of operating lease liabilities of $104,277 and offset by (a) a decrease of prepaid expenses and other current assets of $4,510,096, and (d) an increase of taxes payable of $427,980.

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

Investing Activities

For the year ended December 31, 2025, net cash used in investing activities was $685,544, which was primarily due to cash used to purchase short-term investments of $4,424,736, offset by proceeds from sale of short-term investments of $3,959,958.

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

Financing Activities

For the year ended December 31, 2025, net cash provided by financing activities was $1,358,932, consisting of (a) the net proceeds from short-term loans of $3,533,913, and (b) proceeds of interest-free loans from related parties of $1,382,936, , and offset by the (a) repayments of interest-free loan to related parties in the amount of $2,629,958 and (b) repayments of short-term loan of $793,043.

For the year ended December 31, 2024, net cash provided by financing activities was $4,613,271, consisting of (a) the net proceeds from IPO of $3,180,963, (b) proceeds of interest-free loans from related parties of $8,747,287, (c) proceeds from issuance of convertible note of $1,500,850, and offset by the repayments of interest-free loan to related parties in the amount of $9,246,025.

For the year ended December 31, 2023, net cash provided by financing activities was $1,096,009, consisting of proceeds of interest-free loans from related parties of $4,811,327, and offset by the repayments of interest-free loan to related parties in the amount of $3,658,828.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

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

Operating Lease

Our operating lease contractual obligations as of December 31, 2025 were as follows:

2026	1,267,894
2027	325,570
2028	101,407
Total minimum lease payments	1,694,871
Less: present value discount	(50,407)
Present value of minimum lease payments	$1,644,464

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, the reported amounts of revenue and expenses during the reporting period, and the related disclosures in the financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in “Note 2 — Summary of Significant Accounting Policies” of our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, included elsewhere in this annual report, certain accounting policies are deemed “critical”.

We consider an accounting policy to be critical if it requires significant judgment in its application or materially affects our financial condition and results of operations. We consider an accounting estimate to be critical if it involves significant assumptions about matters that are inherently uncertain and if different assumptions could reasonably result in material changes to our financial statements.

Our critical accounting policy relates to revenue recognition, and our critical accounting estimates reflected in our consolidated financial statements include estimates of allowances for credit loss, estimate of inventory write-down.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (“ASC Topic 606”) from January 1, 2019 and used the modified retrospective method for the revenue from sales of self-manufactured e-bicycles.

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

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of electric vehicles and accessories

The Company sells electric vehicles and accessories products to customers across the world. The transaction price in the contract is fixed and reflected in the sales invoice. The performance obligation is to transfer promised products to a customer upon acceptance by customers, and the Company is primarily responsible for fulfilling the promise to deliver the products to the customers. There is only one performance obligation in the contract and there is no need for allocation. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation.

The Company offers customer warranties generally from three months to one year. To estimate reserve for warranties and returns the Company relies on historical sales returns and warranty repair costs. Based on assessment the Company assessed no cost for warranties and returns for the years ended December 31, 2025 and 2024 for the electric vehicles and accessories segment.

Prior to December 2024, the Company generated revenue from the sale of software development and design services. Such revenue was recognized over time using the output method, based on development milestones periodically confirmed by customers. The Company acted as the principal in these arrangements, and each contract contained a single performance obligation. The Company has not generated revenue from software development and design services subsequent to December 2024.

The timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced when the Company has satisfied its performance obligation and has unconditional right to payment. The Company has no contract assets as of December 31, 2025 and 2024.

Contract liabilities primarily consist of advances from customers. As of December 31, 2025 and 2024, the Company recognized advances from customers amounted to $2,067,018 and $1,843,976, respectively. The amount of revenue recognized that was included in the contract liabilities at the beginning of the period were $1,213,053 and $1,298,230 for the years ended December 31, 2025 and 2024, respectively.

The Company’s standard warranty on the software development and design services varies from one year to three years or up to 100,000 kilometers of the vehicles that equipped with the software. This warranty primarily includes basic after-sales service, such as software bug fixes. The Company considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the software development and design services and therefore, is not a separate performance obligation. The Company analyzed historical warranty claims, and incurred warranty cost of zero and $4,221 for the years ended December 31, 2025 and 2024, respectively.

Allowances for credit loss

Accounts receivable are stated at the original amount less credit losses, if any, based on a review of all outstanding amounts at period end. The Company adopted ASU No. 2016-13, “Financial Instruments – Credit Losses” on January 1, 2023. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends, supportable and reasonable future forecast, and changes in its customer payment patterns, and concluded that the adoption has no material impact on the consolidated financial statements and the allowance for credit losses assessed to be immaterial as of December 31, 2025 and 2024.

Inventory write-down

Inventories, primarily consisting of the raw materials purchased by the Company for battery packs assembling and e-bicycles production, and finished goods including battery packs and e-bicycles, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. There were no write-downs recognized for the inventories for the years ended December 31, 2025 and 2024.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Position
Huajian Xu	59	Director, Chief Executive Officer and Chairman
Yiwei Xu	38	Chief Financial Officer
Huiyan Xie	40	Chief Operating Officer
Zhaohui Randall Xu	57	Independent Director
Yan Lu	43	Independent Director
Harry D. Schulman	75	Independent Director

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

Yiwei Xu Ms. Xu has been our CFO since August 2025. Ms. Xu possesses over a decade of diversified professional experience spanning accounting firms and banking investment divisions. From October 2022 to April 2025, Ms. Xu served as the project manager of Jiangsu Caihe Tax Consulting Limited, responsible for leading audit engagements mainly for manufacturing enterprises and tax advisory projects. From June 2017 to September 2022, Ms. Xu worked as the project manager of Founder Tax & Accountants Firm for tax planning and financial preliminary review. From November 2011 to May 2017, Ms. Xu also worked as the risk manager of Ningbo Bank Co., Ltd., featured progressive roles across corporate banking, investment banking, and risk management divisions for implementation new projects and credit operations. Ms. Xu holds dual qualifications as a Chinese Certified Public Accountant (CICPA) and Associate of the Association of International Accountants (AAIA). Ms. Xu obtained a Bachelor’s degree in Finance from Nanjing University in 2009, followed by a Master of Professional Accounting from the University of Sydney, Australia in 2011.

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

Yan Lu Dr. Lu serves as our independent Director. Prior to joining the Company, Dr. Lu has over 20 years’ combined academic, industry, and consulting experience. Dr. Lu has been a member of the Department of Finance, College of Business at the University of Central Florida since August 2015. Since March 2025, Dr. Lu has served as a Professor of Finance in the College of Business at the University of Central Florida. From July 2020 to March 2025, Dr. Lu served as the Associate Professor of Finance in the College of Business at the University of Central Florida. Dr. Lu also served as the Assistant Professor of Finance in the College of Business at the University of Central Florida from August 2015 to July 2020. Prior to her academic career, Dr. Lu was a financial consultant of Butler Plaza Inc. from September 2010 to May 2011. From September 2004 to May 2009, Dr. Lu also worked as a senior management officer at Kwah Group. Dr. Lu received her Bachelor of Engineering in 2004 from Tongji University. Dr. Lu then obtained her Master of Science in Real Estate in 2010, Master of Business Administration in Finance Concentration in 2012, and Ph.D in Finance in 2015 from University of Florida.

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

Our board of directors currently consists of one director and three independent directors. Our board of directors has determined that each of Professor Xu, Dr. Lu, and Mr. Schulman is an “independent director” as defined under the Nasdaq rules. Our board of directors is composed of a majority of independent directors.

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

Compensation Committee.

Our compensation committee consists of our three independent directors and is chaired by Dr. Lu. We have determined that Dr. Lu satisfies the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit obligations under section 16 of the Exchange Act. They will also be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

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

For the years ended December 31, 2025, 2024 and 2023, we paid an aggregate of approximately $124,900, $42,000 and $20,000, respectively, in cash and benefits to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Equity Incentive Plan

We have not granted any equity awards to our directors or executive officers during the fiscal year ended December 31, 2024. On March 30, 2025, LOBO EV TECHNOLOGIES LTD 2025 Equity Incentive Plan (the “Plan”) became effective. The following sets forth certain information with respect to our share incentive plan. The following description is only a summary of the plan and is qualified in its entirety by reference to the full text of the Plan, which serves as an exhibit to this Form 20-F. As of the date of this annual report, 1,250,000 Class A Ordinary Shares under the Plan had been granted.

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

Incentive Compensation

We do not maintain any cash incentive or bonus programs and did not maintain any such programs during the year ended December 31, 2025 and 2024.

Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended December 31, 2025:

Name	Fees Earned in Cash	All Other Compensation	Total
Huajian Xu	$27,200	$0	$27,200
Yiwei Xu	$12,800	$0	$12,800
Huiyan Xie	$27,100	$0	$27,100
Zhaohui Randall Xu	$21,300	$0	$21,300
Yan Lu	$1,400	$0	$1,400
Harry D. Schulman	$35,100	$0	$35,100

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended December 31, 2024:

Name	Fees Earned in Cash	All Other Compensation	Total
Huajian Xu	$8,400	$0	$8,400
Jiancong Cai	$10,700	$0	$10,700
Tong Zhu	$25,000	$0	$25,000
Zhaohui Randall Xu	$23,794	$0	$23,794
Ye Ren	$8,967	$0	$8,967
Harry D. Schulman	$26,438	$0	$26,438

C.	Board Practices

Please refer to “Item 6 Directors, Senior Management And Employees – A. Directors and Officers.”

D.	Employees

Employees

We had 108 full-time employees as of December 31, 2025. We also hire independent contractors in our manufacturing segment.

The following table provides the number of our full-time employees by function, as of December 31, 2025:

Function	Number of Full-Time Employees
Research and Development	68
Business and Marketing	30
Administrative, Human Resources and Finance	10
Total	108

As of December 31, 2025, we had 68 personnel working on the assembly and production lines. The following table provides the number of personnel working on the assembly and production lines outsourced from third parties by location as of December 31, 2025. The exact number is subject to changes based on our daily operations and orders.

Location	Number of Outsourced Independent Contractors
Jiangsu LOBO	38
Tianjin LOBO	55

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

The beneficial ownership of ordinary shares of the Company is based on 13,841,938 Ordinary Shares, consisting 10,111,618 Class A Ordinary Shares and 3,730,320 Class B Ordinary Shares issued and outstanding as of April 28, 2026.  Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and holders of our Class B Ordinary Shares are entitled to twenty (20) votes per share, and both shall vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or the Memorandum and Articles of Association.

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

Name of	Class A Ordinary Shares		Class B Ordinary Shares		Aggregate Voting Power
Beneficial Owners(1)	Number	%	Number	%	%(2)
Directors and Executive Officers:
Huajian Xu(4)	84,000	0.83	3,090,320	82.84	73.05
Yiwei Xu	-	-	-	-	-
Huiyan Xie	-	-	640,000	17.16	15.11
Zhaohui Randall Xu	-	-	-	-	-
Yan Lu	-	-	-	-	-
Harry D. Schulman	64,000	0.63	-	-	0.08
All directors and executive officers as a group	148,000	1.46	3,730,320	100	88.24

5% shareholders:
Wealthford Capital Ltd.(3)	-	-	3,090,320	82.84	72.96
Huiyan Xie	-	-	640,000	17.16	15.11

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd, Xinwu District, Wuxi, Jiangsu, People’s Republic of China, 214111.

(2)	Applicable percentage of ownership is based on 10,111,618 Class A Ordinary Shares and 3,730,320 Class B Ordinary Shares outstanding as of the date of this annual report. Each Class A Ordinary Share shall be entitled to one (1) vote per share, and each Class B Ordinary Share shall be entitled to twenty (20) votes per share.

(3)	3,090,320 Class B Ordinary Shares directly held by Wealthford Capital Ltd. of which our Chief Executive Officer, Huajian Xu, is the 90% shareholder and holds the voting and dispositive power over the Ordinary Shares held by such entity.

(4)	Huajian Xu, our Chief Executive Officer, is the 90% shareholder of Wealthford Capital Ltd. and holds the voting and dispositive power over the Ordinary Shares held by such entity.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”

B.	Related Party Transactions

The following is a list of related parties with which the Company has transactions since January 1, 2022:

	Name	Relationship
(a)	Jiancong Cai	Jiancong Cai is no longer considered a related party due to the sale of Guangzhou Lobo as of December 31, 2024.
(b)	Huiyan Xie	COO of the Company/15.34% of votes of the Company
(c)	Huajian Xu	CEO of the Company/74.07% of votes of the Company
(d)	Xing Xia	Deputy General Manager/15% shareholder of Wuxi Jinbang. Xing Xia is no longer considered a related party due to the sale of Wuxi Jinbang as of December 31, 2024.
(e)	Pingyi Xu	Huajian Xu (c)’s son
(f)	Aijun Chen	Xu Huajian’s wife
(g)	Wealthford Capital Ltd.	74.07% of votes of the Company
(h)	Hangzhou Zhiyi Digital Technology Co., Ltd.	Pingyi Xu (f) holds 90% of the company’s shares and serves as a legal representative; Huajian Xu (c) holds 10% of the company’s shares.
(i)	Qianlimu (Shiyan) Technology Co., LTD	Hangzhou Zhiyi Digital Technology Co., Ltd. (j) holds 70% of the company’s share
(j)	Tianjin Four-Legged Intelligent Technology Co.. Ltd	Xie Huiyan(a) holds 100% of the company’s shares
(k)	Yiwei Xu	CFO of the Company

Amounts due from related parties

As of December 31, 2025, amounts due from related parties, consisted of the following:

					Exchange
		December 31,		Received	Rate	December 31,
		2019	Provided	Repayment	Translation	2020
Amounts due from related parties
(b)	Huiyan Xie	$20,698	$6,108,447	$(5,552,765)	$33,678	$610,058
(c)	Huajian Xu	-	66,409	-	3,860	70,269
(d)	Xing Xia	1,207,345	2,667,754	(1,977,521)	120,935	2,018,513
(e)	Jiangsu Zhihe New Energy Technology Co., Ltd.	22,471	8,690	-	2,010	33,171
Total amounts due from related parties		$1,250,514	$8,851,300	$(7,530,286)	$160,483	$2,732,011

					Exchange
		December 31,		Received	Rate	December 31,
		2020	Provided	Repayment	Translation	2021
Amounts due from related parties
(a)	Jiancong Cai	$-	$331,471	$(174,520)	$1,926	$158,877
(b)	Huiyan Xie	610,058	13,834,408	(13,324,865)	20,842	1,140,443
(c)	Huajian Xu	70,269	-	(4,561)	1,680	67,388
(d)	Xing Xia	2,018,513	3,718,728	(4,493,123)	38,770	1,282,888
(e)	Jiangsu Zhihe New Energy Technology Co., Ltd.	33,171	313,090	(346,643)	382	-
Total amounts due from related parties		$2,732,011	$18,197,697	$(18,343,712)	$63,600	$2,649,596

					Exchange
		December 31,		Received	Rate	December 31,
		2021	Provided	Repayment	Translation	2022
Amounts due from related parties
(a)	Jiancong Cai	158,877	4,136,951	(3,625,974)	(24,545)	645,309
(b)	Huiyan Xie	1,140,443	9,140,841	(9,363,654)	(81,310)	836,320
(c)	Huajian Xu	67,388	217,355	(280,679)	(4,064)	-
(d)	Xing Xia	1,282,888	6,039,982	(5,169,249)	(118,811)	2,034,810
Total amounts due from related parties		$2,649,596	$19,535,129	$(18,439,556)	$(228,730)	$3,516,439

					Exchange
		December 31,		Received	Rate	December 31,
		2022	Provided	Repayment	Translation	2023
Amounts due from related parties
(a)	Jiancong Cai	$645,309	$-	$(628,568)	$(16,741)	$-
(b)	Huiyan Xie	836,320	12,261,386	(13,075,865)	(21,841)	-
(d)	Xing Xia	2,034,810	4,635,445	(6,615,184)	(55,071)	-
Total amounts due from related parties		$3,516,439	$16,896,831	$(20,319,617)	$(93,653)	$-

The balance mainly represented the interest-free loans receivable from the shareholders and related entity. The amounts due from Jiancong Cai, COO Huiyan Xie and Xing Xia have been fully repaid to the Company. As of December 31, 2023, Jiancong Cai, Huiyan Xie and Xing Xia have repaid all the loans due to the company.

Amount due to Related Parties

As of December 31, 2025, amounts due to related parties consisted of the following:

					Exchange
		December 31,			Rate	December 31,
		2019	Borrowed	Repaid	Translation	2020
Amounts due to related parties
(a)	Jiancong Cai	$5,688	$35,735	$(29,825)	$147,361	$158,959
(b)	Huiyan Xie	-	146,573	-	-	146,573
(c)	Huajian Xu	305,237	146,637	(307,784)	529,006	673,096
(d)	Xing Xia	-	673,096	-	(673,096)	-
(f)	Pingyi Xu	-	4,167	-	170,048	174,215
(g)	Linhui He	50,723	16,525	(65,007)	578	2,819
Total amounts due to related parties		$361,648	$1,022,733	$(402,616)	$173,897	$1,155,662

					Exchange
		December 31,			Rate	December 31,
		2020	Borrowed	Repaid	Translation	2021
Amounts due to related parties
(a)	Jiancong Cai	$158,959	$-	$(12,464)	$142	$146,637
(b)	Huiyan Xie	146,573	-	-	-	146,573
(c)	Huajian Xu	673,096	-	-	-	673,096
(f)	Pingyi Xu	174,215	-	(4,460)	51	169,806
(g)	Linhui He	2,819	2,559	(2,851)	64	2,591
Total amounts due to related parties		$1,155,662	$2,559	$(19,775)	$257	$1,138,703

					Exchange
		December 31,			Rate	December 31,
		2021	Borrowed	Repaid	Translation	2022
Amounts due to related parties
(a)	Jiancong Cai	$146,637	-	-	-	$146,637
(b)	Huiyan Xie	146,573	-	-	-	146,573
(c)	Huajian Xu	673,096	519,515	-	-	1,192,611
(f)	Pingyi Xu	169,806	-	-	-	169,806
(g)	Linhui He	2,591	-	(2,454)	(137)	-
Total amounts due to related parties		$1,138,703	$519,515	$(2,454)	$(137)	$1,655,627

					Exchange
		December 31,			Rate	December 31,
		2022	Borrowed	Repaid	Translation	2023
Amounts due to related parties
(e)	Jiancong Cai	$146,637	$3,194,892	$(3,187,141)	$(412)	$153,976
(f)	Huiyan Xie	146,573	374,475	(146,573)	-	374,475
(g)	Huajian Xu	1,192,611	955,107	(1,291,420)	(231)	856,068
(h)	Pingyi Xu	169,806	-	(169,806)	-	-
(d)	Xing Xia	-	286,852	-	-	286,852
Total amounts due to related parties		$1,655,627	$4,811,327	$(4,794,940)	$(643)	$1,671,371

					Exchange
		December 31,			Rate	Reclass to	Disposal of	December 31,
		2023	Borrowed	Repaid	Translation	OP	Subsidiaries	2024
Amounts due to related parties
(e)	Jiancong Cai	$153,976	$625,880	$(586,294)	$(4,769)	$-	$(188,793)	$-
(f)	Huiyan Xie	374,475	7,709,522	(8,062,758)	6,490	-	-	27,729
(g)	Huajian Xu	856,068	37,300	(207,345)	(1,342)	-	-	684,681
(d)	Xing Xia	286,852	374,585	-389,628	23,435	(1,136,886)	841,642	-
Total amounts due to related parties		$1,671,371	$8,747,287	$(9,246,025)	$23,814	$(1,136,886)	$652,849	$712,410

					Exchange
		December 31,			Rate	Set-off of	Disposal of	December 31,
		2024	Borrowed	Repaid	Translation	Debts	Subsidiaries	2025
Amounts due to related parties
(b)	Huiyan Xie	27,729	1,267,839	(1,867,896)	(14,171)	293,061	294,428	990
(c)	Huajian Xu	684,681	115,097	(762,062)	(142)	-	-	37,574
Total amounts due to related parties		$712,410	$1,382,936	$(2,629,958)	$(14,313)	$293,061	$294,428	$38,564

C.	Interests of Experts and Counsel

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

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbols “LOBO.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbols “LOBO.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this Report, we are authorized to issue a maximum of 100,000,000 Ordinary Shares, consisting of 90,000,000 Class A Ordinary Shares of a par value of US$0.001 each and 10,000,000 class B ordinary shares of a par value US$0.001 each. As of April 30, 2026, there were 13,841,938 Ordinary Shares, consisting 10,111,618 Class A Ordinary Shares and 3,730,320 Class B Ordinary Shares outstanding.

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

Registered Office

Our registered office is at Harneys Corporate Services Limited, Craigmuir Chambers, Road Town, Tortola VG1110, British Virgin Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

The following includes a summary of the terms of the ordinary shares based on our Memorandum and Articles of Association and British Virgin Islands law..

General. The maximum number of shares we are authorized to issue is 100,000,000 shares of a par value of US$0.001 each divided into two classes as follows: (i) 90,000,000 class A ordinary shares of a par value of US$0.001 each and (ii) 10,000,000 class B ordinary shares of a par value US$0.001 each. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights, except that (i) each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to twenty (20) votes; and (ii) holders of the Class B Ordinary Shares is entitled to convert at his option at any time into Class A Ordinary Shares in the manner as stipulated in the Memorandum and Articles of Association, but Class A Ordinary Shares are not convertible into Class B Ordinary Shares at any time. All of our outstanding Ordinary Shares are fully paid and non-assessable. To the extent they are issued, certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares.

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

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to twenty (20) votes. Holders of Ordinary Shares shall at all times vote together on all resolutions submitted to a vote of the members, unless otherwise required under the Memorandum and Articles of Association or the BVI Act At any meeting of the Members, the chairman of such meeting is responsible for deciding such matters as he considers appropriate and whether any resolution proposed has been carried or not.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy (e.g. for purporting to provide indemnification against civil fraud or the consequences of committing a crime). Under our Memorandum and Articles of Association, we may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

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

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, directors may be removed with or without cause, by a resolution of our shareholders called for the purpose of removing the director or for purposes including the removal of the director. Directors can also be removed by a resolution of directors, with or without cause, passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

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

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

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

The Group’s borrowings at variable rates are denominated mainly in Chinese yuan. For the year ended December 31, 2025 and 2024, the Company incurred interest expense of $82,481 and $35,701, respectively.

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

The Group is in compliance with all externally imposed capital requirements for the financial years ended December 31, 2025 and 2024.

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

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based on that evaluation, our CEO and CFO concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting as of and for the years ended December 31, 2025 and 2024.

The material weaknesses identified related to: (1) we did not maintain proper accounting records and supporting document related to property, plant and equipment, and ordinary shares transactions; and (2) we had insufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements. Neither we nor our independent registered public accounting firm tested our internal control under the Sarbanes-Oxley Act.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control— Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was ineffective as of December 31, 2025.

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

	Year Ended December 31,
	2024	2025
Services	USD	USD

Audit Fees(1)	$180,000	$180,000
Total	180,000	180,000

(1)	Audit Fees. Audit fees mean the aggregate fees for each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

The policy of our audit committee is to pre-approve all professional services provided by HTL International, LLC, including audit and non-audit services. All of the services of HTL International, LLC for 2025 described above were in accordance with the audit committee pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements LOBO Holdings Ltd. are included at the end of this annual report..

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1**	The Four Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Company’s current report on Form 6-K (File No. 001-41981) filed with the SEC on December 9, 2025.
2.1**	Form of the Representative’s Warrants (incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 6-K (File No. 001-41981) filed with the SEC on March 25, 2024.
2.2*	Description of Securities registered under Section 12 of the Exchange Act.
2.3**	Form of Pre-Funded Warrant (incorporated by reference to exhibit 4.1 of the Company’s current report on Form 6-K (File No. 001-41981) filed with the SEC on April 1, 2026).
2.4**	Form of Series A Warrant (incorporated by reference to exhibit 4.2 of the Company’s current report on Form 6-K (File No. 001-41981) filed with the SEC on April 1, 2026).
2.5**	Form of Series B Warrant (incorporated by reference to exhibit 4.3 of the Company’s current report on Form 6-K (File No. 001-41981) filed with the SEC on April 1, 2026).
4.1**	Form of Employment Agreement (incorporated by reference to Exhibit 10.10 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.2**	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.11 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.2**	Translation of House Lease Contract dated January 5, 2022 entered by and between Guangzhou New Technology Institute and Guangzhou LOBO (incorporated by reference to Exhibit 10.2 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.3**	Translation of Leasing Contract entered by Tianjin Junli Electric Vehicle Co., Ltd. and Beijing LOBO (incorporated by reference to Exhibit 10.3 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).

4.4**	Translation of House Lease Contract entered by Beijing Chuangfu Spring Business Service Co., Ltd. and Beijing LOBO (incorporated by reference to Exhibit 10.4 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.5**	Translation of Office Building Lease Contact dated March 30, 2022, entered by Tianjin Youdatong Operation Management Co., Ltd and Tianjin Bibosch (incorporated by reference to Exhibit 10.5 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.6**	Translation of Plant Lease Contract dated December 20, 2021 entered by Tianjin Youdatong Operation Management Co., Ltd. and Tianjin Bibosch (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.7**	Translation of Office Building Lease Contract entered by Tianjin Youdatong Operation Management Co., Ltd. and Tianjin LOBO (incorporated by reference to Exhibit 10.7 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.8**	Translation of Lease Contact entered by Wuxi Software Industry Development Co., Ltd. and Jiangsu LOBO (incorporated by reference to Exhibit 10.8 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.9**	Translation of House Lease Contact entered by Sichuan Yuanxing Rubber Co., Ltd. and Wuxi Jinbang (incorporated by reference to Exhibit 10.9 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.10**	Translation of Plant Lease Agreement entered by Tianjin Golden Wheel Bicycle (Group) Co., Ltd. and Beijing LOBO dated June 24, 2023 (incorporated by reference to Exhibit 10.12 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.11**	Translation of Shares Transfer Agreement dated December 12, 2021 (incorporated by reference to Exhibit 10.13 to the Company’s registration statement on Form F-1 filed with the SEC on March 6, 2024).
4.12**	LOBO EV TECHNOLOGIES LTD 2025 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 6-K (File No. 001-41981) filed with the SEC on March 31, 2025.
11.2**	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of our Annual Report on Form 20-F (File No. 001-41981) filed with the Securities Exchange Commission on April 30, 2024)
12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
21.1**	List of Principal Subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s registration statement on Form F-1 filed with the SEC on December 9, 2025).
23.1*	Consent of HTL International LLC
23.2*	Consent of TPS Thayer LLC
97.1**	Clawback Policy (incorporated by reference to Exhibit 97.1 of our Annual Report on Form 20-F (File No. 001-41981) filed with the Securities Exchange Commission on April 30, 2024).

* Filed herewith

** Previously Filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

LOBO TECHNOLOGIES LTD.

April 28, 2026	By:	/s/ Huajian Xu
	Name:	Huajian Xu
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

LOBO TECHNOLOGIES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LOBO TECHNOLOGIES LTD. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its consolidated cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America(“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ HTL International, LLC

We have served as the Company’s auditor since 2024.

Houston, Texas

April 28, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Lobo EV Technologies Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Lobo EV Technologies Ltd and its subsidiaries (collectively, the “Company”) as of December 31, 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023, and the consolidated results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provided a reasonable basis for our opinion.

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2021.

Sugar Land, Texas

April 30, 2024

LOBO TECHNOLOGIES LTD

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars except for number of shares)

	As of
	December 31,	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$908,341	$1,379,434
Restricted cash	-	510,156
Accounts receivable, net	3,107,520	1,506,894
Inventories, net	9,698,754	8,592,767
Short-term investments	747,709	-
Prepaid expenses and other current assets	3,366,882	7,689,423
Assets held for sale	-	1,527,589
Total current assets	17,829,206	21,206,263
Property and equipment, net	1,097,411	728,438
Intangible assets, net	308,553	871,044
Operating lease right-of-use assets, net	1,014,161	1,037,883
Deferred tax assets	247,309	175,960
Total Assets	20,496,640	24,019,588

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,768,339	$2,217,720
Advances from customers	2,067,018	1,843,976
Other current payables	3,360,773	1,798,252
Taxes payable	1,414,938	934,158
Amounts due to related parties	38,564	712,410
Short-term loans	2,968,491	132,777
Convertible note payable, net	-	12,820
Liabilities held for sale	-	5,486,344
Operating lease liabilities, current	1,233,892	768,544
Total current liabilities	12,852,015	13,907,001
Long-term loans	95,441	236,513
Deferred tax liabilities	151,308	-
Operating lease liabilities, non-current	410,572	554,366
Total liabilities	13,509,336	14,697,880

Equity:
Ordinary shares (US$0.001 par value per share; Nil and 50,000,000 shares authorized as of December 31, 2025 and 2024; Nil and 8,630,000 shares issued as of December 31, 2025 and 2024, respectively; Nil and 7,780,000 shares outstanding as of December 31, 2025 and 2024, respectively)	-	8,630
Class A ordinary shares (US$0.001 par value per share; 90,000,000 and nil shares authorized as of December 31, 2025 and 2024; 8,838,194 and nil shares issued and outstanding as of December 31, 2025 and 2024, respectively)	8,839	-
Class B ordinary shares (US$0.001 par value per share; 10,000,000 and nil shares authorized as of December 31, 2025 and 2024; 3,730,320 and nil shares issued and outstanding as of December 31, 2025 and 2024, respectively)	3,730	-
Additional paid-in capital	10,804,674	8,781,273
(Accumulated deficit)/Retained earnings	(3,795,004)	644,930
Accumulated other comprehensive loss	(199,379)	(577,762)
Statutory reserve	164,444	464,637
Total LOBO Technologies LTD’s shareholders’ equity	6,987,304	9,321,708
updated Total Equity	6,987,304	9,321,708

Total Liabilities and Equity	$20,496,640	$24,019,588

The Pre-delivery of 850,000 ordinary shares were not considered outstanding as of December 31, 2024 (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

LOBO TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. dollars except for number of shares)

	For the years ended
	December 31,
	2025	2024	2023
Revenues	$23,217,642	$21,188,606	$15,474,918
Cost of revenues	20,122,013	18,731,995	13,266,821
Gross Profit	3,095,629	2,456,611	2,208,097

Operating expenses
Selling and marketing expenses	691,174	716,021	610,487
General and administrative expenses	2,717,575	2,020,003	516,187
Research and development expenses	3,740,163	1,663,445	262,375
Total operating expenses	7,148,912	4,399,469	1,389,049

Operating (loss)/income	(4,053,283)	(1,942,858)	819,048

Other (expenses)/income
Interest expense	(1,744,361)	(20)	(7,508)
Gain on disposal of subsidiaries	50,907	836,112	-
Other income	356,127	380,892	519,784
Total other (expenses)/income, net	(1,337,327)	1,216,984	512,276

(Loss)/Income before income tax expense	(5,390,610)	(725,874)	1,331,324
Income tax expense	86,085	119,967	344,853
Net (loss)/income	(5,476,695)	(845,841)	986,471

Net (loss)/income	(5,476,695)	(845,841)	986,471
Less: Net income/(loss) attributable to non-controlling interest	-	33,005	(16,873)
Net (loss)/income attributable to LOBO Technologies LTD	(5,476,695)	(812,836)	969,598

Net (loss)/income	(5,476,695)	(845,841)	986,471
Foreign currency translation adjustments	378,383	(204,541)	(187,459)
Total comprehensive (loss) income	(5,098,312)	(1,050,382)	799,012
Less: Comprehensive net income/(loss) attributable to non-controlling interest	-	37,574	(12,304)
Total comprehensive (loss) income attributable to LOBO Technologies LTD	$(5,098,312)	(1,012,808)	786,708

Net (loss)/income per share, basic and diluted	$(0.52)	$(0.11)	0.15
Weighted average shares outstanding, basic and diluted	10,436,753	7,478,361	6,400,000

The accompanying notes are an integral part of these consolidated financial statements

LOBO TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars except for number of shares)

	Ordinary Shares		Class A		Class B		Additional paid-in	Statutory	(Accumulated deficit) Retained	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Share	Amount	Share	Amount	Share	Amount	capital	reserves	earnings	loss	equity	Interest	equity
Balance as of December 31, 2023	6,400,000	6,400	-	-	-	-	3,013,333	521,566	2,490,044	(377,790)	5,653,553	225,067	5,878,620
Issuance of ordinary shares	1,380,000	1,380	-	-			3,179,583	-	-	-	3,180,963		3,180,963
Pre-Delivery Shares related to the issuance of convertible note	850,000	850	-	-			1,499,150				1,500,000		1,500,000
Net income							-	-	(812,836)	-	(812,836)	(33,005)	(845,841)
Appropriation to statutory reserves			-	-		-	-	170,914	(170,914)		-	-	-
Foreign currency translation adjustments										(199,972)	(199,972)	(4,569)	(204,541)
Disposal of subsidiaries								(94,700)	94,700		-	(187,493)	(187,493)
Other(1)							1,089,207	(133,143)	(956,064)		-		-
Balance as of December 31, 2024	8,630,000	8,630	-	-	-	-	8,781,273	464,637	644,930	(577,762)	9,321,708	-	9,321,708
Re-designation of authorized ordinary shares (Note 15)	(8,630,000)	(8,630)	4,899,680	4,900	3,730,320	3,730
Ordinary shares issued for conversion of convertible notes			2,688,514	2,689			1,684,344				1,687,033		1,687,033
Ordinary shares issued for consulting services			1,250,000	1,250			1,075,625				1,076,875		1,076,875
Net income									(5,476,695)		(5,476,695)		(5,476,695)
Foreign currency translation adjustments										378,383	378,383		378,383
Disposal of subsidiary							(736,568)	(300,193)	1,036,761		-		-
Balance as of December 31, 2025	-	-	8,838,194	8,839	3,730,320	3,730	10,804,674	164,444	(3,795,004)	(199,379)	6,987,304	-	6,987,304

(1)	Guangzhou LOBO transferred intangible assets to Tianjin LOBO and Jiangsu LOBO with nil consideration before the disposal.

The accompanying notes are an integral part of these consolidated financial statements.

LOBO TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	(5,476,695)	(845,841)	986,471
Adjustment to reconcile net (loss)/income to net cash used in operating activities
Depreciation and amortization	710,476	1,004,089	722,778
Gain on disposal of property and equipment	-	(17,815)	-
Realized and unrealized gain on short-term investments	(270,011)	(15,632)	-
Class A ordinary shares issued for consulting services	1,076,875	-	-
Loss on sale of long-term investments	-	-	13,319
Amortization of operating lease right-of-use assets	428,072	370,283	181,791
Gain on disposal of subsidiaries	(50,907)	(836,112)	-
Unrealized loss on assets held for sale	-	455,938	-
Amortization of convertible note issuance costs	1,634,150	11,970	-
Changes in operating assets and liabilities
Accounts receivable	(1,493,138)	617,183	437,684
Inventories	(710,006)	(4,658,182)	(2,038,096)
Prepaid expenses and other current assets	4,510,096	(2,426,075)	(4,021,436)
Deferred tax assets	(61,923)	(178,494)	-
Deferred tax liabilities	147,216	-	-
Accounts payable	(533,286)	1,386,960	(816,530)
Advance from customers	138,452	363,803	1,409,334
Other current payables	(2,074,303)	1,241,012	(42,482)
Taxes payable	427,980	923,896	1,871,485
Operating lease liabilities	(104,277)	(332,159)	(120,936)
Net cash used in operating activities	(1,701,229)	(2,935,176)	(1,416,618)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest-free loans to related parties	-	-	(16,896,831)
Interest-free loans repaid by related parties	-	-	20,319,617
Purchase of short-term investment	(4,424,736)	(125,075)	(70,275)
Sales of short-term investment	3,959,958	71,869	-
Proceeds from disposal of subsidiaries	208,696	94,640	-
Purchase of property and equipment	(427,099)	(325,257)	(314,197)
Purchase of intangible assets	(2,363)	-	(985,995)
Additional consideration paid for reorganization	-	-	(1,437,646)
Net cash (used in)/provided by investing activities	(685,544)	(283,823)	614,673

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds of interest-free loans from related parties	1,382,936	8,747,287	4,811,327
Repayments of interest-free loans to related parties	(2,629,958)	(9,246,025)	(3,658,828)
Proceeds from issuance of convertible bonds, net of issuance costs	-	1,500,850	-
Repayments of short-term loans	(793,043)	-	(197,715)
Proceeds of long-term loans	-	239,919	141,225
Proceeds from short-term loans	3,533,913	190,277	-
Proceeds from issuance of ordinary shares	-	3,180,963	-
Payment for repurchase of Class A ordinary shares	(74)	-	-
Repayments of long-term loans	(134,842)	-
Net cash provided by financing activities	1,358,932	4,613,271	1,096,009

Effect of exchange rate changes on cash and cash equivalents	46,592	24,983	(6,558)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(981,249)	1,419,255	287,506
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	1,889,590	470,335	182,829
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	908,341	1,889,590	470,335

RECONCILATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year
Cash, cash equivalents	1,379,434	470,335	182,829
Restricted cash	510,156	-	-
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	1,889,590	470,335	182,829

RECONCILATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year
Cash, cash equivalents	908,341	1,379,434	470,335
Restricted cash	-	510,156	-
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	908,341	1,889,590	470,335

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Income taxes	-	(657)	(239)
Interest	49,713	20	408

NON-CASH TRANSACTIONS
Addition of right-of-use assets	360,775	999,805	273,334
Other payables released from the sale of property and equipment	-	19,456	-
Fair value adjustment for Pre-Delivery ordinary shares related to the issuance of convertible notes	-	1,499,150	-
Other payables released from the sale of subsidiaries	3,547,826	1,183,624	-
Class A ordinary shares issued upon conversion of convertible note payable and accrued interest	1,687,108	-	-
Debt offsetting with related party and third party	293,061	-	-

The accompanying notes are an integral part of these consolidated financial statements.

LOBO TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Lobo EV Technologies Ltd. (“LOBO”) was incorporated as an exempted holding company under the laws of the British Virgin Islands on October 25, 2021. In August 2025, the Company approved a change of name from LOBO EV TECHNOLOGIES LTD to LOBO TECHNOLOGIES LTD. LOBO does not conduct any substantive operations on its own, but instead conducts its business operations through its wholly-owned subsidiary in the People’s Republic of China (the “PRC”) and the subsidiary of such entity. LOBO and its subsidiaries are hereinafter collectively referred to as “the Company”. LOBO is an innovative electric vehicles manufacturer and seller. It is a high-tech company specializing in manufacturing a wide range of eco-friendly electric vehicles and home-used robotic products through its wholly-owned subsidiaries. As described below, LOBO, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries. Accordingly, these consolidated financial statements reflect the historical operations of the Company as if the current organization structure had been in existence throughout the periods presented.

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

During the periods presented in these consolidated financial statements, the control of the entities has never changed (always under the control of the PRC Shareholders). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

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

1. ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

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

On September 15, 2023, the Company issued 700,000 shares on a pro-rata basis to the existing shareholders as stock dividend. The fair value of the stock dividend was determined to be $2,212,000 at $3.16 per ordinary share. As of October 15, 2023, the Company has 50,000,000 ordinary shares authorized, with 6,400,000 ordinary shares issued and outstanding. The stock dividend, all share and per share data are retroactively adjusted as of the beginning of the first period presented in the accompanying consolidated financial statements.

The consolidated financial statements reflect the activities of LOBO and each of the following entities:

			Percentage
	Date of	Place of	of effective
Name	Incorporation	incorporation	ownership	Principal Activities
Wholly owned subsidiaries
LOBO Technologies Ltd (LOBO BVI)	October 2021	BVI	100%	Holding company
LOBO Holdings Ltd (LOBO HK)	November 2021	HK	100%	Investment holding company
LOBO MATRIX INVEST LTD (LOBO MATRIX)	September 2024	BVI	100%	Investment holding company
LOBO Scientific INC. (LOBO Scientific)	November 2024	U.S.	100%	Investment holding company
Jiangsu LOBO Electric Vehicle Co. Ltd (Jiangsu LOBO)	November 2021	PRC	100%	WFOE, a holding company
Beijing LOBO Intelligent Machine Co., Ltd (Beijing LOBO)*	August 2014	PRC	100%	Domestic sales and outsourcing special models of e-bicycle and UVT
Tianjin LOBO Intelligent Robot Co., Ltd (Tianjin LOBO)	October 2021	PRC	100%	Production of electric bicycles, urban tricycles and elderly scooters
Guangzhou LOBO Intelligent Technologies Co. Ltd (Guangzhou LOBO)*	May 2019	PRC	100%	Software development for automotive electronics
Wuxi Jinbang Electric Vehicle Manufacture Co., Ltd (Wuxi Jinbang)*	October 2002	PRC	85%	Production of electric bicycles and electric moped
Tianjin Bibosch Intelligent Technologies Co., Ltd (Tianjin Bibosch)	March 2022	PRC	100%	Foreign sales of e-bicycle and UVT
Wuxi Zella Technology Trading Co., Ltd. (Wuxi Zella)	August 2024	PRC	100%	Trade agency company
Dezhou LOBO Intelligent Manufacturing Co., Ltd. (Dezhou LOBO)	April 2025	PRC	100%	Manufacture and Sale of General Equipment
LOBO (Hangzhou) Data Service Co., Ltd.	December, 2025	PRC	100%	Data Technology Services

*	The Company has disposed the subsidiaries.

On November 28, 2024, the board directors’ meeting of the company resolved that Jiangsu LOBO Electric Vehicle Co., Ltd. (hereinafter referred to as “Jiangsu LOBO”), a wholly-owned subsidiary of the company, would sell Guangzhou LOBO Intelligent Technology Co., Ltd. (hereinafter referred to as “Guangzhou LOBO”), a wholly-owned subsidiary of Jiangsu LOBO, to Yang Chengliang at a transfer equity price of RMB 18,000 (equivalent to $2,501). On December 2, 2024, Jiangsu LOBO and Yang Chengliang signed an equity transfer agreement. The transaction was completed on December 11, 2024. The Company recognized a disposal gain of $623,518, calculated as the difference between consideration received and the carrying value of the subsidiaries’ net assets after adjusting for foreign currency translation. The gain is presented in other expenses (income) section in the consolidated statement of operations and comprehensive income.

1. ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

On December 10, 2024, the board directors’ meeting of the company resolved that Beijing LOBO Intelligent Machine Co., Ltd. (hereinafter referred to as “Beijing LOBO”), a wholly-owned subsidiary of the company, would sell 85% of the equity of its subsidiary, Wuxi Jinbang Electric Vehicle Manufacturing Co., Ltd. (hereinafter referred to as “Wuxi Jinbang”), to Wang Jiaqian at a transfer equity price of RMB 9.18 million (equivalent to $1,275,762). On December 15, 2024, Beijing LOBO and Wang Jiaqian signed an equity transfer agreement. The transaction was completed on December 30, 2024. The Company recognized a disposal gain of $212,594, calculated as the difference between consideration received and the carrying value of the subsidiaries’ net assets after adjusting for foreign currency translation. The gain is presented in other expenses (income) section in the consolidated statement of operations and comprehensive income.

On December 30, 2024, the board of directors of the Company decided to sell its wholly-owned subsidiary Beijing Lobo Intelligent Machine Co., LTD. On March 28, 2025, the board of directors’ meeting of the company decided to sell Beijing Lobo to Guo Yafang at the transfer equity consideration of RMB 27,000,000(equivalent to $3,756,522). On March 31, 2025, Jiangsu Lobo signed an equity transfer agreement with a third party, Guo Yafang. The transaction was completed on April 21, 2025. The Company recognized a disposal gain of $50,907, calculated as the difference between consideration received and the carrying value of the subsidiaries’ net assets after adjusting for foreign currency translation. The gain is presented in other expenses (income) section in the consolidated statement of operations and comprehensive income. In connection with the transaction, the Company, Beijing LOBO, Guo Yafang and Tianjin LOBO made an offsetting arrangement whereby consideration receivable of $3,756,522 was set off against with the Company’s payable of $3,547,826 to Beijing LOBO. The remaining consideration receivable balance of $208,696 was settled in cash by Guo Yafang.

The sales of the above subsidiaries do not constitute a non-continuing operation business that has a significant impact on the company’s entity operation, financial performance, or involves strategic shift. The sales do not conform to the definition of discontinued operations as stipulated in ASC 205-20-45-1A to 45-1C. Therefore, it is not necessary to disclose the relevant information about discontinued operations in the financial statements in accordance with ASC 205-20-50-5.

The gain arising from disposals was calculated as follows:

	December 31, 2025	December 31, 2024
	Beijing LOBO	Guangzhou LOBO	Wuxi Jinbang
Total assets	$10,376,776	$221,376	$4,572,952
Total liabilities	6,671,161	842,393	3,322,166
Total net liabilities	3,705,615	(621,017)	1,250,786
Total non-controlling interest	-	-	(187,618)

Subtotal	3,705,615	(621,017)	1,063,168
Total consideration	3,756,522	2,501	1,275,762
Total gain on disposal of subsidiaries	$50,907	$623,518	$212,594

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and principles of consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of LOBO, and its subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation. In the opinion of the management, the accompanying unaudited interim condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair statement of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited interim condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the years ended December 31, 2025 and 2024.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on net earnings and financial position.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for credit loss, inventories write-down, the useful lives of property and equipment, impairment of short-term investments, long-term investments and long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The Consolidated Balance Sheets amounts, with the exception of equity, on December 31, 2025 and 2024 were translated at RMB6.9931 to $1.00, and RMB7.2993 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to Consolidated Statements of Operations and Comprehensive Income and Cash Flows for the years ended December 31, 2025 and 2024 were RMB7.1875 to $1.00 and RMB7.1957 to $1.00, respectively.

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

The carrying amounts of the Company’s financial instruments approximate their fair values because of their short-term nature. The Company’s financial instruments include cash, short-term investments, accounts receivable, amounts due from related parties, other current assets, amounts due to related parties, accounts payable and other current payables. Short-term investments are recorded at fair value, based on Level 1 inputs as of December 31, 2025  and December 31, 2024.

Short-term investments

Short-term investments include investment in publicly traded stocks as of December 31, 2025. The publicly traded stocks have readily determinable fair values, and are recorded at fair value with changes in fair value recorded in other income in the consolidated statement of operations and comprehensive income.

For the years ended December 31, 2025 and 2024, the Company did not record any impairment on the short-term investment.

	As of December 31, 2025
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Assets
Publicly traded stocks	747,709	-	-	747,709
Total	747,709	-	-	747,709

As of December 31, 2025, the fair value of the publicly traded stocks was $747,709 with a cost of $732,553, resulting an unrealized gain of $15,156.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

Restricted cash

Restricted cash consists of cash which is held in escrow accounts for custodian purposes and is subject to contractual restrictions on withdrawal and disbursement, thereby not qualifying as cash available for general corporate purposes. As of December 31, 2025 and 2024, the restricted cash balances of the Company were $0 and $510,156, respectively.

(f) Accounts receivable

Accounts receivable are stated at the original amount less credit losses, if any, based on a review of all outstanding amounts at period end. The Company adopted ASU No. 2016-13, “Financial Instruments – Credit Losses” on January 1, 2023. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends, supportable and reasonable future forecast, and changes in its customer payment patterns, and concluded that the adoption has no material impact on the consolidated financial statements and the allowance for credit losses assessed to be immaterial as of December 31, 2025 and 2024.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(g) Inventories

Inventories, primarily consisting of the raw materials purchased by the Company for battery packs assembling and e-bicycles production, and finished goods including battery packs and e-bicycles, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. There were no write-downs recognized for the inventories for the years ended December 31, 2025 and 2024.

(h) Property and equipment, net

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

Production line for e-bicycles	5-10 Years
Furniture, fixtures and office equipment	3-5 Years
Vehicles	4 Years

(i) Intangible Assets

We purchase software from third parties and record the cost in intangible assets on the consolidated balance sheets.

We amortize the purchased software on a straight-line basis over their estimated useful lives, which is typically 2-3 years. We evaluate the purchased software for impairment and did not record impairment losses for the years ended December 31, 2025 and 2024. Refer to Note 9 – Intangible Assets for additional information regarding our purchased software.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(j) Capitalized Software Development Costs

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

In 2023, the capitalized software for internal use was completed, the capitalized costs are amortized on a straight-line basis over the estimated useful live of three years. The Company reviews the carrying value for impairment whenever facts and circumstances exist that would suggest that assets might be impaired or that the useful lives should be modified. Refer to Note 8 - Intangible Assets for additional information regarding our capitalized software development costs.

(k) Impairment of Long-lived Assets

In accordance with ASC Topic 360, Property, Plant, and Equipment, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Company did not record any impairment charge for the years ended December 31, 2025 and 2024.

(l) Value Added Tax

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

(m) Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (“ASC Topic 606”) from January 1, 2019 and used the modified retrospective method for the revenue from sales of self-manufactured e-bicycles.

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

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of electric vehicles and accessories

The Company sells electric vehicles and accessories products to customers across the world. The transaction price in the contract is fixed and reflected in the sales invoice. The performance obligation is to transfer promised products to a customer upon acceptance by customers, and the Company is primarily responsible for fulfilling the promise to deliver the products to the customers. There is only one performance obligation in the contract and there is no need for allocation. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation.

The Company offers customer warranties generally from three months to one year. To estimate reserve for warranties and returns the Company relies on historical sales returns and warranty repair costs. Based on assessment the Company assessed no cost for warranties and returns for the years ended December 31, 2025 and 2024 for the electric vehicles and accessories segment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Prior to December 2024, the Company generated revenue from the sale of software development and design services. Such revenue was recognized over time using the output method, based on development milestones periodically confirmed by customers. The Company acted as the principal in these arrangements, and each contract contained a single performance obligation. The Company has not generated revenue from software development and design services subsequent to December 2024.

The timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced when the Company has satisfied its performance obligation and has unconditional right to payment.

A contract asset is recorded when the Company has transferred products or services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance in the contract.

The Company has no contract assets as of December 31, 2025 and 2024.

A contract liability exists when the Company has received consideration but has not transferred the related goods or services to the customer. Contract liabilities primarily consist of advances from customers. As of December 31, 2025 and 2024, the Company recognized advances from customers amounted to $2,067,018 and $1,843,976, respectively. The amount of revenue recognized that was included in the contract liabilities at the beginning of the period were $1,213,053 and $1,298,230 for the years ended December 31, 2025 and 2024, respectively.

The Company’s standard warranty on the software development and design services varies from one year to three years or up to 100,000 kilometers of the vehicles that equipped with the software. This warranty primarily includes basic after-sales service, such as software bug fixes. The Company considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the software development and design services and therefore, is not a separate performance obligation. The Company analyzed historical warranty claims, and incurred warranty cost of zero and $4,221 for the years ended December 31, 2025 and 2024, respectively.

(n) Research and Development Expenses

Research and development (“R&D”) expenses are expensed as incurred. R&D expenses primarily consist of employee salary and benefit costs. R&D expenses were $3,740,163, $1,663,445 and $262,375 for the years ended December 31, 2025, 2024 and 2023, respectively.

(o) Income Taxes

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,300). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(p) Non-controlling Interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheets, consolidated statements of changes in shareholders’ equity and net income and other comprehensive income attributable to non-controlling shareholders are presented as a separate component on the Consolidated Statements of Operations and Comprehensive Income. Non-controlling interest is nil as of December 31, 2025 and 2024 upon sale of Wuxi Jinbang.

(q) Segment Reporting

The Company operates and manages its business as a single segment and has one single reportable segment, which is electric vehicles and accessories sales. The revenue of this segment is primarily derived from sales of electric vehicles and related accessories.

The Company’s Chief Executive Officer is the chief operating decision-maker (“CODM”). The CODM reviews financial information, including revenue, expenses and net income, on a consolidated basis when making decisions about allocating resources and assessing the performance of the Company.

The Company concluded that consolidated net income reported in the consolidated statement of operations and comprehensive income is the measure of segment profitability, and consolidated total assets reported in the consolidated balance sheets is the measure of segment assets. Significant expense categories regularly provided to and reviewed by the CODM are those presented in the consolidated statement of operations and comprehensive income.

The CODM uses consolidated net income to evaluate income generated from consolidated segment assets (return on assets) in deciding whether to reinvest profits into the electric vehicles and accessories sales segment, such as for acquisitions or to pay dividends. Net income is used to monitor budget versus actual results. The CODM also uses consolidated net income in competitive analysis by benchmarking to the Company’s competitors.

On December 11, 2024, the Company completed the disposal of Guangzhou Lobo, the Software Royalties and Development and Design Services segment, which did not meet the criteria to be classified as discontinued operations under ASC 205-20. Following this transaction, beginning in December 2024, the Company operates as a single reportable segment, Electric Vehicles and Accessories Sales.

As the Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues and expenses are derived from within the PRC, no geographical segments are presented.

(r) Net Income Per Share

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

(s) Comprehensive Income

Comprehensive income is comprised of the Company’s net income and other comprehensive income (loss). The components of other comprehensive loss consist solely of foreign currency translation adjustments.

(t) Commitments and Contingencies

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

(u) Stock-based Compensation

The Company periodically issues shares of its ordinary shares as compensation for services received from its consultants, and accounts for under ASC 718. The fair value is measured on the grant date based on the market price. The fair value amount is recognized as expense when services are required to be provided in exchange for the award. Stock-based compensation expense is recorded in the same expense classifications in the consolidated statements of operations as if such amounts were paid in cash.

In 2025, the Company issued 1,250,000 shares of Class A ordinary shares to a third-party consulting advisor. The equity settlement was calculated based on the real-time market price per share of the Company on the grant date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(x) Leases

On January 1, 2019, the Company adopted FASB ASC Topic 842, “Leases,” (“ASC Topic 842”) which requires that a lessee recognize in the consolidated balance sheets a lease liability and a corresponding right-of-use asset, including for those leases that the Group currently classifies as operating leases. The right-of-use asset and the lease liability were initially measured using the present value of the remaining lease payments.

The Company reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the Company the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Company determines that a contract contains a lease, it recognizes, in the consolidated balance sheets, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Company’s secured incremental borrowing rate.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in general and administrative expenses, cost of revenue in the Company’s consolidated statements of operation and comprehensive income.

(y) Recent Accounting Standards

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In October 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative (“ASU 2023-06”). This update modifies the disclosure or presentation requirements of a variety of topics in the Accounting Standards Codification in order to align with the U.S. Securities and Exchange Commission’s disclosure requirements and to eliminate or clarify certain redundant disclosures. The amendments in ASU 2023-06 are effective for the Company on the date that the related amendments are removed from Regulation S-X or Regulation S-K by the SEC, with early adoption permitted.  The Company is currently evaluating the impact of the adoption of ASU 2023-06 on its consolidated financial statements and related disclosures. For all entities within the scope of the affected Codification subtopics, if by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the associated amendment will be removed from the Codification and will not become effective for any entities. The Company does not expect the adoption of this standard to have a material impact on its financial position, results of operations, or cash flows, as the amendments primarily relate to disclosure requirements.

In November 2023, the FASB issued ASU 2023-07 Segment Reporting (Topic 280):Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The Company adopted the accounting standard on January 1, 2024, which has no material impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted ASU 2023-09 on a prospective basis for the 2025 annual reporting period. Refer to Note 14 - Income Taxes for further details.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Company does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Credit Losses (Topic 326): Simplifications to the Accounting for Short-Term Receivables and Contract Assets. The update introduces practical expedients that allow entities to simplify the estimation of expected credit losses for accounts receivable and contract assets by permitting certain assumptions regarding current conditions and expectations of future economic conditions. The amendments are intended to reduce the complexity and cost of applying the current expected credit loss model for short-term financial assets. The amendments in this update are effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements. The Company does not currently expect the adoption of this guidance to have a material impact on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows.

3. REVENUES AND COST OF REVENUES

The following table identifies the disaggregation of the Company’s revenues for the years ended December 31, 2025, 2024 and 2023, respectively:

	December 31, 2025	December 31, 2024	December 31, 2023
Revenues
Electric vehicles and accessories sales	$23,217,642	$21,132,121	$14,298,967

Software royalties	-	344	236,005
Software development and design services	-	56,141	939,946

Software royalties and development and design subtotal	-	56,485	1,175,951

Total revenues accounted for under ASC Topic 606	$23,217,642	$21,188,606	$15,474,918

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

Cost of electric vehicles and accessories revenues consist primarily of cost of products, labor cost, and other overhead expenses. Cost of Software development and design revenues consist primarily of raw material cost, outsourced development cost, and amortization cost of the intangible assets. The following table identifies the disaggregation of the Company’s cost of revenues for the years ended December 31, 2025, 2024 and 2023, respectively:

	December 31, 2025	December 31, 2024	December 31, 2023
Cost of revenues
Electric vehicles and accessories	$20,122,013	$18,160,407	$12,561,601
Software development and design services	-	571,588	705,220

Total cost of revenues	$20,122,013	$18,731,995	$13,266,821

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following, and the Company determined that based on the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends, supportable and reasonable forecast and changes in its customer payment patterns, the allowance for credit losses assessed to be zero for December 31, 2025 and 2024.

	As of
	December 31, 2025	December 31, 2024
Accounts receivable	$3,107,520	$1,506,894

5. INVENTORIES, NET

Inventories consisted of the following:

	As of
	December 31, 2025	December 31, 2024
Finished goods(1)	$6,269,573	$5,018,907
Raw materials(2)	3,429,181	3,573,860
Total Inventory	$9,698,754	$8,592,767

(1)	Finished goods include electric vehicles and accessories.

(2)	Raw materials mainly include parts, and battery cells.

Based on the Company’s historical experience and current assessment of inventory conditions, no inventory write-downs were recorded for the years ended December 31, 2025 and 2024.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of
	December 31, 2025	December 31, 2024
Prepayment to vendors	$2,588,734	$7,079,049
VAT input tax	511,027	233,589
Rent deposit	107,952	101,317
Develop service fee	-	237,465
Prepaid service fees	95,680	6,262
Advances to employees(1)	58,633	26,903
Others	4,856	4,838
Prepaid expenses and other current assets	$3,366,882	$7,689,423

(1)	The balance represented advances that the Company’s subsidiaries have advanced to non-director/officer employees. The advance is interest-free.

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of
	December 31,	December 31,
	2025	2024
Production line for e-bicycles	$1,202,605	$829,004
Furniture, fixtures and office equipment	58,395	46,665
Vehicles	117,258	-
	1,378,258	875,669
Less: accumulated depreciation	(280,847)	(147,231)
Property and equipment, net	$1,097,411	$728,438

For the years ended December 31, 2025, 2024 and 2023, depreciation expense amounted to $123,728, $252,882, and $253,997, respectively.

8. INTANGIBLE ASSETS, NET

Intangibles, net consisted of the following:

	As of
	December 31,	December 31,
	2025	2024
Purchased software	$730,370	$697,405
Capitalized software development costs	1,498,228	1,435,378
	2,228,598	2,132,783
Less: accumulated amortization	(1,920,045)	(1,261,739)
Intangible assets, net	$308,553	$871,044

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

In 2023, the capitalized software for internal use was completed, the capitalized costs are amortized on a straight-line basis over the estimated useful live of three years.

For the years ended December 31, 2025, 2024 and 2023, amortization expense amounted to $586,747, $751,208 and $468,781, respectively. The Company did not recognize impairment loss for the years ended December 31, 2025, 2024 and 2023.

The following summarizes total future amortization expenses of the purchased software and capitalized software development costs on December 31, 2025:

Year ending December 31,
2026	$306,990
2027	876
2028	168
2029	168
2030 and after	351
Total future amortization expense	$308,553

9. OTHER CURRENT PAYABLES

Other current payables consisted of the following:

	As of
	December 31, 2025	December 31, 2024
Employee compensation payable	$202,407	$114,312
Interest payable	4,961	-
Other unit payments payable (1)	3,151,511	1,683,713
Others	1,894	227
Total other current payables	$3,360,773	$1,798,252

(1)	Other unit payments payable primarily consist of loans due to Wuxi Jinbang, Beijing Lobo and Xia Xing.

Wuxi Jinbang was formerly a subsidiary of the Company and was disposed of on December 30, 2024. As of December 31, 2025 and 2024, the outstanding balance of interest-free intercompany fund borrowings prior to disposal amounted to $nil and $546,827.

Beijing Lobo was formerly a subsidiary of the Company and was disposed of on April 21, 2025. As of December 31, 2025, the outstanding balance of interest-free intercompany fund borrowings prior to disposal amounted to USD 2,307,686.

Xia Xing was formerly the legal representative and shareholder of Wuxi Jinbang, which was disposed of on December 30, 2024. As of December 31, 2025 and 2024, the outstanding balance of interest-free intercompany fund borrowings prior to disposal amounted to $843,825 and $1,136,886.

10. OPERATING LEASE LIABILITIES AND RIGHT OF USE ASSETS

Operating Leases

During the years ended December 31, 2025 and 2024, the Company entered into multiple operating leases for new offices and facility spaces in China. The Company measured and recorded right of use assets and corresponding operating lease liabilities at the lease commencement dates. The discount rate utilized in such present value calculation was ranged from 3.6% to 4.75% based on an estimate of the Company’s incremental borrowing rate.

The Company has made operating lease payments in the amount of $169,190 and $229,455 during the years ended December 31, 2025 and 2024. Rent expense charged to operations, which differs from rent paid due to rent credits and to increasing amounts of base rent, is calculated by allocating total rental payments on a straight-line basis over the term of the lease. For the years ended December 31, 2025, 2024 and 2023, the Company incurred operating lease expense amounted to $497,983, $422,019 and $206,806, respectively.

Operating lease liabilities consist of:

	As of
	December 31,	December 31,
	2025	2024
Current portion	$1,233,892	$768,544
Long term portion	410,572	554,366
Total operating lease liabilities	$1,644,464	$1,322,910

The following summarizes total future minimum operating lease payments as of December 31, 2025:

Year ending December 31,
2026	$1,267,894
2027	325,570
2028	101,407
Total minimum lease payments	1,694,871
Less: present value discount	(50,407)
Present value of minimum lease payments	$1,644,464

As of December 31, 2025, 2024 and 2023, the weighted average discount rate for these leases is 4.67%, 4.75% and 4.75%, and the weighted average remaining term is 28 months, 31 months and 41 months, respectively.

11. BANK LOANS

In September 2024, the Company’s subsidiary, Tianjin Lobo entered into a line of credit agreement of $410,998 (RMB3,000,000) with a financing company at an annual interest rate of 8.89%. The Company pays principal and interest monthly, and the credit agreement expires on August 31, 2027. $132,777 of the principal are due in 2025 thus classified as short-term, and remaining $236,513 of the principal is classified as long-term as of December 31, 2024; $151,429 of the principal is classified as short-term, and remaining $95,441 of the principal is classified as long-term as of December 31, 2025.

In 2025, the Company’s subsidiaries, Jiangsu Lobo and Tianjin Lobo entered into line of credit agreements and have drawn a total of $2,817,062 (RMB19,700,000) with multiple banks in PRC at annual interest rates between 2.7% and 3.45%. The Company pays interest monthly or quarterly, and pays principal when each tranche of the borrowings expires between April and December of 2026. All of the principal of $2,817,062 are classified as short-term as of December 31, 2025.

Short-term and long-term loans consisted of the following as of December 31, 2025 and 2024:

	As of	As of
	December 31,	December 31,
	2025	2024
Short-term loans	$2,817,062	$-
Current portion, Long-term loans	151,429	132,777
Total Short-term	2,968,491	132,777
Non-current portion, Long-term loans	95,441	236,513
Total	$3,063,932	$369,290

Short-term loans consisted of the following as of December 31, 2025:

Bank Name	Amount-RMB	Amount - USD	Issuance Date	Expiration Date	Interest
ABC Limited, Wuxi Liangxi Sub-branch	3,500,000	500,494	2025/12/27	2026/10/25	3.05%
Bank of China Limited, Wuxi Huishan Sub-branch	5,000,000	714,990	2025/4/29	2026/4/15	3.01%
Bank of Nanjing Co., Ltd. Wuxi Branch	4,000,000	571,992	2025/9/25	2026/9/23	3.10%
China Construction Bank, Tianjin Wuqing Sub-branch	5,000,000	714,990	2025/7/8	2026/7/8	3.45%
ICBC Limited, Wuxi Xishan Sub-branch	2,200,000	314,596	2025/12/30	2026/12/30	2.70%
Total	19,700,000	2,817,062

The following is a maturity analysis of long-term loans as of December 31, 2025:

	RMB	USD
Years ending December 31,
2026	1,058,956	151,429
2027	667,426	95,441
Total long-term loans	1,726,382	$246,870

For the years ended December 31, 2025, 2024 and 2023, the Company recorded interest expenses of $82,481, $35,701 and $7,929, respectively.

12. CONVERTIBLE NOTE

On December 10, 2024, the Company entered into a securities purchase agreement (the “November 2024 SPA”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor (i) an unsecured convertible note (“Convertible Note”), in the principal amount of $1,635,000, bearing interest at a rate of 7% per annum and having a term of one year after the purchase price of the Convertible Note is delivered by the Investor to the Company with an aggregate original issue discount of US$135,000, and (ii) 850,000 shares of ordinary shares (“Pre-Delivery Shares”) of the Company in aggregate at a price of $0.001 per share, which is for pre-delivery and subject to the Company’s repurchase right upon repayment of the notes. The Investor has the right at any time beginning on the earlier of (a) the date that is six months after the purchase price of the Convertible Note is delivered by the Investor to the Company, and (b) the effective date of the registration statement on Form F-1 to register the Investor’s resale of conversion shares and Pre-Delivery Shares, until the Outstanding Balance (the principal amount plus accrued but unpaid interest, collection and enforcements costs incurred by Lender, transfer, stamp, issuance and similar taxes and fees related to Conversions, and any other fees or charges incurred under this Convertible Note as of any date of determination) has been paid in full, at its election, to convert all or any portion of the Outstanding Balance into ordinary shares at a conversion price equal to the lower of (a) 80% of the lowest volume weighted average price measured during the period of ten (10) trading days prior to the conversion; and (b) the fixed price of $4.00 per share, subject to the restriction of the floor price of $1.00 per share for the possible future conversions into ordinary shares. Upon the occurrence of an Event of Default, Holders may accelerate this Note with the Outstanding Balance becoming immediately due and payable in cash, and interest shall accrue on the Outstanding Balance beginning on the date the applicable Event of Default occurred at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law (“Default Interest”).

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

12. CONVERTIBLE NOTE – continued

As Pre-delivery shares can be separately exercised, i.e. each can continue to exist unchanged when the other is exercised, the Company concluded that they were freestanding. The Pre-delivery Shares are considered a form of stock borrowing facility and are accounted for as own-share lending arrangement. The Company did not receive any proceeds or pay any consideration related to the Pre-delivery Shares, except that the Company received a one-time nominal fee of $850 upon the issuance of the Pre-delivery Shares and will pay the same amount to the investors upon the return of Pre-delivery Shares, respectively. The fair value of the 850,000 shares was based on the Nasdaq trading price on the issuance day, but was limited to the proceeds amount of $1,500,000. The Company accounted for the share lending arrangement as an issuance cost and recorded at fair value upon issuance date against additional paid-in capital of $1,499,150. Although legally issued, the Pre-delivery Shares were not considered outstanding and therefore excluded from basic and diluted loss per share unless default of the share lending arrangement occurs, at which time the Pre-delivery Shares would be included in the basic and diluted loss per share calculation.

In 2025, the Company completed the full settlement of its outstanding convertible debt through conversion into shares of its ordinary shares. Company issued 2,688,514 shares of Class A ordinary shares upon conversion of all outstanding principal of $1,635,000 and accrued interest of $52,108 (total $1,687,108), and the corresponding debt discount of $1,634,150 was amortized into interest expense.

The Company accounted for the conversion of its convertible debt in accordance with ASU 2020-06. Upon conversion, the carrying amount of the debt, including any unamortized discount or premium and deferred issuance costs, was derecognized.

The amortized cost of the Convertible Note consisted of the following:

Convertible Note Principal- Issued in November 2024	$1,635,000
Debt issuance discount	(135,000)
Debt discount of fair value for pre-delivery Shares	(1,499,150)
Interest accrued in 2024	11,970
Convertible Notes Principal and accrued interest as of December 31, 2024	12,820
Interest accrued in 2025	40,137
Accrued interest paid upon conversion	(52,107)
Debt principal paid upon conversion	(1,635,000)
Amortization of debt discount upon conversion	1,634,150
Convertible Notes Principal and accrued interest as of December 31, 2025	$-

13. RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company had transactions with during the years ended December 31, 2025 and 2024:

	Name	Relationship
(a)	Huiyan Xie	COO of the Company/15.34% of votes of the Company
(b)	Huajian Xu	CEO of the Company/74.07% of votes of the Company
(c)	Xing Xia	Deputy General Manager/15% shareholder of Wuxi Jinbang. Xing Xia is no longer considered a related party due to the sale of Wuxi Jinbang as of December 31, 2024.

Amounts due to related parties

As of December 31, 2025 and December 31, 2024, amounts due to related parties, consisted of the following:

	December 31, 2024	Borrowed	Repaid	Exchange Rate Translation	Set-off of Debts	Disposal of Subsidiaries	December 31, 2025
Amounts due to related parties
(a) Huiyan Xie	27,729	1,267,839	(1,867,896)	(14,171)	293,061	294,428	990
(b) Huajian Xu	684,681	115,097	(762,062)	(142)	-	-	37,574

Total amounts due to related parties	$712,410	$1,382,936	$(2,629,958)	$(14,313)	$293,061	$294,428	$38,564

Both balances represented interest-free loans payable to shareholders.

For the periods ended December 31, 2025, 2024 and 2023, the Company had the following material related party transactions:

			Year Ended December 31,
	Related Parties	Nature	2025	2024	2023
(c)	Xing Xia	sale of products	$-	$108,413	$-

			Year Ended December 31,
	Related Parties	Nature	2025	2024	2023
(b)	Huiyan Xie	Vehicle purchase	$111,304	$-	$-

14. INCOME TAXES

BVI

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to with holdings tax in the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the years ended December 31, 2025 and 2024. Therefore, no Hong Kong profit tax has been provided for the years ended December 31, 2025 and 2024.

PRC

The Company’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

U.S.

For entities operating in Delaware with a physical presence, the effective rate includes the State of Delaware corporate income tax rate of 8.7%. The U.S. federal corporate income tax is charged at a flat rate of 21%. The Company’s U.S. subsidiaries are taxed at the combined statutory income tax rate.

Composition of loss before income tax for the periods presented by jurisdictions is as follows:

	As of
	December 31, 2025	December 31, 2024	December 31, 2023
Chinese Mainland	$(1,424,632)	$286,061	$1,333,820
Other jurisdictions	(3,965,978)	(1,011,935)	(2,496)
Total	$(5,390,610)	$(725,874)	$1,331,324

The components of the income tax provision are:

	As of
	December 31, 2025	December 31, 2024	December 31, 2023
Current income tax expense	$792	$298,461	$344,853
Deferred income tax expense/(benefit)	85,293	(178,494)	-
Total	$86,085	$119,967	$344,853

The income tax provision is included in our consolidated statement of operations and comprehensive income.

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Year Ended December 31,
	2025		2024		2023
	Amount	Percent	Amount	Percent	Amount	Percent
(Loss)/income before income taxes	(5,390,610)		(725,874)		1,331,324
Income tax expense computed at PRC statutory income tax rate of 25%	(1,347,653)	25.0%	(181,469)	25.0%	332,831	25.0%
Foreign tax effects	991,495	(18.4)%	252,879	(34.8)%	450	0.0%
Nontaxable or nondeductible items	33,618	(0.6)%	44,040	(6.1)%	7,267	0.5%
Other adjustments
Tax incentives relating to R&D expenditures	-	0.0%	(221,954)	30.6%	-	0.0%
Effect of preferential tax of PRC subsidiary	352,925	(6.6)%	(39,143)	5.4%	-	0.0%
Effect of deferred income tax arising from operating lease	(91,713)	1.7%	-	0.0%	-	0.0%
Changes in valuation allowance	147,413	(2.7)%	265,614	(36.6)%	4,305	0.3%
Income tax expense	86,085	(1.6)%	119,967	(16.5)%	344,853	25.9%

The PRC statutory income tax rate was used because the majority of the Company’s operations are based in PRC.

For the year ended December 31, 2025, the Company paid $0 and $0 income taxes in Chinese Mainland and other jurisdictions, respectively.

	As of
	December 31, 2025	December 31, 2024
Deferred tax assets:
Lease liability, net	$245,571	$-
Net operating loss carryforwards-PRC	156,031	437,806
Valuation allowance	(154,293)	(261,846)
Total deferred tax assets	247,309	175,960

Deferred tax liabilities
Right-of-use assets, net	151,308	-
Total deferred tax liabilities	151,308	-

Net deferred tax assets	96,001	175,960
Net deferred tax liabilities	-	-

14. INCOME TAXES – continued

The movement of valuation allowance provision for deferred tax assets is as follows:

	As of
	December 31, 2025	December 31, 2024
Balance as of January 1,	261,846	-
Current year addition	147,310	265,614
Write-off	(263,106)	-
Exchange rate effect	8,243	(3,768)
Balance as of December 31,	154,293	261,846

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

As of December 31, 2025 and 2024, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

As of December 31, 2025 and 2024, there was no tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability.

The Company did not identify significant unrecognized tax benefits for the years ended December 31, 2025 and 2024. The Company did not incur any interest or penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2021 to 2025 of the Company’s PRC subsidiaries remain open to examination by the taxing jurisdictions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

15. EQUITY

(a) Ordinary shares and Additional Paid in Capital

The Company was established under the laws of the British Virgin Islands on October 25, 2021. The authorized number of ordinary shares was 50,000,000 with par value of $0.001 per share. As of December 31, 2021, the Company’s shareholders have not funded the capital of the ordinary shares in British Virgin Islands and recorded subscription receivable as of December 31, 2021. The Company’s shareholders have funded the $50,000 capital in British Virgin Islands in October and November 2022.

Upon the Reorganization event described in Note 1, on March 14, 2022, the Company issued the 5,700,000 shares of ordinary shares with par value of $0.001 in exchange for all outstanding ordinary shares of Jiangsu Lobo. The Reorganization has been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the accompanying financial statements of the Company.

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

15. EQUITY – continued

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

On March 21, 2024, the Company issued 1,380,000 shares of ordinary shares at $4.00 per share for a total of $5,520,000 gross processed in its Initial Public Offering (IPO). Net proceeds from the IPO was $3,180,963 including $500,000 indemnification escrow funds recorded in restricted cash, net of expenses primarily including legal fees and audit fees.

On December 11, 2024, the Company issued 850,000 shares of ordinary shares at par value of $0.001 per share to the investors of the convertible note. Refer to Note 12 for details.

In 2025, the Company issued 1,250,000 shares of Class A ordinary shares for financial consulting service at fair value of $1,076,875.

On August 7, 2025, the shareholders of the Company approved the re-designation of the authorized ordinary shares to Class A ordinary shares and Class B ordinary shares. The Company was authorized to issue a maximum number of (i) 40,000,000 Class A ordinary shares of a par value of US$0.001 each and (ii) 10,000,000 Class B ordinary shares of a par value US$0.001 each. The rights of Class A and Class B ordinary shares are essentially identical, except for voting rights: each Class A ordinary share carries one vote, while each Class B ordinary share carries twenty votes. Holders of Class B ordinary shares may voluntarily convert their shares into Class A ordinary shares on a 1:1 basis at any time, whereas conversion in the opposite direction is not permitted. In connection with this reclassification, the Company exchanged 3,730,320 Class A ordinary shares held by certain shareholders for an equivalent number of Class B ordinary shares on a 1:1 basis. This transaction was accounted for as a recapitalization, resulting in a reclassification within shareholders’ equity, with no impact on the Company’s total stockholders’ equity or net income.

On December 8, 2025, the board of directors of the Company approved an increase in the Company’s authorized share capital to 100,000,000 shares, par value US$0.001 per share, consisting of: (i) 90,000,000 Class A ordinary shares of a par value of US$0.001 each and (ii) 10,000,000 Class B ordinary shares of a par value US$0.001 each.

As disclosed in Note 12, during 2025, the Company issued 2,688,514 shares of Class A ordinary shares upon conversion of $1,687,108 convertible debt principal and accrued interest.

(b) Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Net income after taxation can be made up for the cumulative prior years’ losses, if any before allocated to the “Statutory reserve”. Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors of the Company. As of December 31, 2025 and December 31, 2024, statutory reserve provided were $164,444 and $464,637, respectively.

(c) Dividends

The Company, through its PRC subsidiaries paid cash dividends of nil and nil to its shareholders for the years ended December 31, 2025 and 2024, respectively.

16. CONCENTRATIONS

Concentrations of Credit Risk

As of December 31, 2025 and December 31, 2024, cash and cash equivalents balances in the PRC are $908,341 and $1,379,434, respectively, which were primarily deposited in financial institutions located in Mainland China. Each bank account is insured by The People’s Bank of China (the central bank of China) with the maximum limit of RMB500,000 (equivalent to $71,499). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Concentrations of Customers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of December 31, 2025 and 2024:

	As of December 31,
	2025		2024
		% of			% of
	Amount	Total	Amount		Total
A	$1,430,091	46.02%	$	*	*	%
B	408,501	13.15%		*	*	%
C	320,316	10.31%		*	*	%
D	*	* %		795,879	52.82%
E	*	* %		316,273	20.99%
Total	$2,158,908	69.48%		$1,112,152	73.81%

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the years ended December 31, 2025, 2024 and 2023.

	Year ended December 31,
	2025		2024		2023
Customer		% of		% of		% of
	Amount	Total	Amount	Total	Amount	Total
A	$4,756,331	20.49%	$4,612,959	21.77%	$1,951,384	12.61%
B	2,347,173	10.11%	2,182,042	10.30%	*	* %
C	*	* %	2,151,473	10.15%	*	* %
D	*	* %	*	* %	1,611,111	10.41%
Total	$7,103,504	30.60%	$8,946,474	42.22%	$3,562,495	23.02%

The following table sets forth information as to each supplier that accounted for 10% or more of accounts payable as of December 31, 2025 and 2024:

	As of December 31,
	2025		2024
Suppliers		% of		% of
	Amount	Total	Amount	Total
A	$414,586	23.44%	$417,196	18.81%
B	338,416	19.14%	324,219	14.62%
C	222,980	12.61%	*	* %
D	*	* %	724,946	32.69%
E	*	* %	273,999	12.35%
Total	$975,982	55.19%	1,740,360	78.47%

*	represented the percentage below 10%

16. CONCENTRATIONS – continued

There following table sets forth information as to each supplier that accounted for 10% or more of total purchase during the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025				2024		2023
Suppliers			% of			% of			% of
	Amount		Total		Amount	Total	Amount		Total
A	$	*	*	%	$3,808,157	16.99%	$	*	* %
B		*	*	%	2,471,212	11.02%		1,706,583	11.95%
		*	*	%	*	* %		2,607,552	18.25%
Total	$	*	*	%	6,279,369	28.01%		$4,314,135	30.20%

*	represented the percentage below 10%

17. SUBSEQUENT EVENTS

On March 23, 2026, LOBO TECHNOLOGIES LTD., a British Virgin Island company (the “Company”), priced a best efforts public offering for the sale of Units, as defined below, for aggregate gross proceeds to the Company of $2 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrant offered. The offering was comprised of 3,921,567 units (each a “Unit”), each consisting of one Class A ordinary share, par value $0.001 per share, of the Company (the “Class A Ordinary Shares”), one series A warrant to purchase one Class A Ordinary Share (each a “Series A Warrant”) and one series B warrant to purchase one Class A Ordinary Share (each a “Series B Warrant”), or in lieu thereof, 3,921,567 pre-funded units (each a “Pre-Funded Unit”), consisting of one pre-funded warrant (“Pre-Funded Warrant”) to purchase one Class A Ordinary Share, one Series A Warrant, and one Series B Warrant. The public offering price of the Units was $0.51 per Unit. The public offering price of the Pre-Funded Units was $0.509, representing the public offering price per Unit, minus $0.001, and the exercise price per Pre-Funded Warrant is equal to $0.001 per share. For each Pre-Funded Unit sold in the offering, the number of Units in the offering was decreased on a one-for-one basis.

Each of the Series A Warrants and Series B Warrants is exercisable to purchase one Class A Ordinary Share at an exercise price of $0.561 per share, subject to adjustment as set forth therein, which represents 110% of the public offering price per Unit. The Series A Warrants and Series B Warrants are exercisable immediately upon issuance and will expire on the second anniversary of the date of issuance. If, at the time of exercise, there is no effective registration statement or prospectus available for the issuance or resale of the Class A Ordinary Shares underlying the Series A Warrants, the Series A Warrants may be exercised on a cashless basis in accordance with their terms.

The Series B Warrants may be exercised pursuant to a “zero exercise price option,” whether or not there is an effective registration statement or prospectus available for the issuance or resale of the Class A Ordinary Shares underlying the Series B Warrants. In such event, the number of Class A Ordinary Shares issuable upon exercise of the Series B Warrants shall be determined in accordance with the formula set forth therein; provided, however, that in no event shall the aggregate number of Class A Ordinary Shares issuable upon exercise of the Series B Warrants pursuant to such option exceed 19,607,835 shares, which represents five times the number of shares issuable upon a cash exercise of the Series B Warrants.

The offering was closed on March 30, 2026. The Company received net proceeds of $1.85 million , after deducting placement agent commissions and offering expenses. The Company intends to use the net proceeds from the offering to fund its development programs, for working capital and other general corporate purposes.

On January 4, 2026, the Company’s subsidiary, Tianjin Lobo entered into a line of credit agreement of RMB 10,000,000 ($1.4 million) at annual interest rate of 2.8% that expires December 11, 2026.

On March 26, 2026, the Company’s subsidiary, Jiangsu Lobo fully repaid a bank loan in the amount of RMB 5,000,000 ($714,990). The repayment was made before the maturity date of April 15, 2026 in accordance with the terms of the loan agreement. On the same day, Jiangsu Lobo entered into a new loan agreement with the same bank for RMB 5,000,000 at annual interest rate of 2.8%. The Company pays interest monthly, and loan principal is due on March 15, 2027.

The Company has performed an evaluation of subsequent events through April 28, 2026,  which was the date of the issuance of the consolidated financial statements, and determined that no events would have required adjustment or disclosure in the consolidated financial statements other than that discussed above.

18. CONDENSED PARENT ONLY FINANCIAL STATEMENTS

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

LOBO TECHNOLOGIES LTD
(Parent Company Only)
CONDENSED BALANCE SHEETS
(IN U.S. DOLLARS)

	As of
	December 31,	December 31,
	2025	2024
Assets
Investment in subsidiaries	$6,987,304	$9,321,708
Total Assets	6,987,304	9,321,708

Liabilities and Shareholders’ Equity
Shareholders’ equity:
Ordinary shares (US$0.001 par value per share; nil and 50,000,000 shares authorized as of December 31, 2025 and 2024; Nil and 8,630,000 shares issued as of December 31, 2025 and 2024, respectively; Nil and 7,780,000 shares outstanding as of December 31, 2025 and 2024, respectively)	-	8,630
Class A ordinary shares (US$0.001 par value per share; 90,000,000 and nil shares authorized as of December 31, 2025 and 2024; 8,838,194 and nil shares issued and outstanding as of December 31, 2025 and 2024, respectively)	8,839	-
Class B ordinary shares (US$0.001 par value per share; 10,000,000 and nil shares authorized as of December 31, 2025 and 2024; 3,730,320 and nil shares issued and outstanding as of December 31, 2025 and 2024, respectively)	3,730	-
Subscription receivable	-	-
Additional paid-in capital	10,804,674	8,781,273
Retained earnings	(3,630,560)	1,109,567
Accumulated other comprehensive income	(199,379)	(577,762)
Equity attributable to LOBO Technologies LTD’s shareholders	$6,987,304	$9,321,708
Total shareholders’ equity	6,987,304	9,321,708
Total Liabilities and Shareholders’ Equity	6,987,304	9,321,708

LOBO TECHNOLOGIES LTD
(Parent Company Only)
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
(IN U.S. DOLLARS)
SCHEDULE OF PARENT COMPANY CONDENSED STATEMENT OF OPERATION

As of
	December 31,	December 31,
	2025	2024
Revenues	$-	$-
Cost of revenues	-	-
Gross Profit	-	-

Operating expenses
Selling and marketing expenses	-	-
General and administrative expenses	-	-
Research and development expenses	-	-
Total operating expenses	-	-

Operating income	-	-

Other expenses (income)
Interest expense (income)	-	-
Other (income) expense	-	-
Total other expenses, net	-	-
Income before income tax expense	-	-
Income tax expense	-	-
Equity income of subsidiaries	(5,476,695)	(812,836)
Net Income	$(5,476,695)	$(812,836)

Other comprehensive income (loss):
Foreign currency translation adjustments	378,383	(199,972)
Total comprehensive income	$(5,098,312)	$(1,012,808)

LOBO TECHNOLOGIES LTD
(Parent Company Only)
CONDENSED STATEMENTS OF CASH FLOWS
(IN U.S. DOLLARS)

As of
	December 31,	December 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$(5,476,695)	$(812,836)
Adjustment to reconcile net income to net cash provided by (used in) operating activities
Equity income of subsidiaries	5,476,695	812,836
Net cash provided by (used in) operating activities	-	-

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash used in investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash provided by financing activities	-	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-	-
CASH AND CASH EQUIVALENTS, beginning of period	-	-
CASH AND CASH EQUIVALENTS, end of period	$-	$-

Dividends

The Company through its PRC subsidiaries paid cash dividends of nil and nil to its shareholders for the years ended December 31, 2025 and 2024, respectively.

